SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

1-15660

P.E.

February 18, 2003

INFINEON TECHNOLOGIES AG

St.-Martin-Strasse 53
D-81541 Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

m

This report on Form 6-K contains paper copies of the registrant's annual report to shareholders and short-form annual report to shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG

Date: February 18, 2003

By: /s/ ULRICH SCHUMACHER
Dr. Ulrich Schumacher
Chairman, President and
Chief Executive Officer

By: /s/ PETER J. FISCHL
Peter J. Fischl
Chief Financial Officer

ANNUAL REPORT 2002

NEW DIRECTIONS. NEW GOALS.



Infineon technologies

Never stop thinking.

eon Business Groups

	Wireline Communications	Secure Mobile Solutions		Automotive and Industrial	Memory Products
		Wireless Solutions	Security and Chip Card ICs		
arket sition	• No. 1 in Parallel Optical Links (Paroli) for Intraoffice applications • No. 1 in Broadband Access 10BaseS (VDSL) • No. 1 in Fiber Optics Gigabit Ethernet and Bidi Transceivers • No. 1 in ISDN • No. 2 in traditional telecom applications (SLIC, SLAC, T1/E1) • No. 1 in 40G Optical Networking ICs	• No. 1 supplier for digital cordless chip sets • Among top 3 suppliers for GSM ICs • No. 1 supplier for RF silicon discretes • First supplier for qualified Bluetooth chips and solutions	• No. 1 market position for Chip Card ICs (more than 4 bn. pieces shipped over the last ten years) • Leading position in the segments: communications, payment, identification, platform security, biometrics	• No. 2 market position in automotive semiconductors • No. 1 market position in European automotive semi-conductors based on: – Engine management with microcontroller – Airbags and ABS with Smart Power ICs • No. 3 market position in industrial drives	• No. 3 in DRAM • Among the leading suppliers of 256-Mb and 512-Mb chips • No. 1 in 300mm production • Top-ranked by key customers
Key actions	• Broad portfolio in key technologies including mixed signal, fiber optics and embedded DRAM • Unique expertise in converging optical components and ICs • Leading technologies for transceivers • Leading process technol-ogies (bipolar, BiCMOS, SiGe, GaAs, InP, Glas on Silicon) • Entrance to the 10/40 Gigabit optical line card market	• Best-in-class RF process technologies (bipolar, BiCMOS, SiGe) and signal processing expertise • Complete product scope supplier for mobile applications • Worldwide smallest single-chip Bluetooth solution • Unique system expertise • Design and software support for mobile applications	• Leading expertise in security and cryptography • Highest quality in embedded EEPROM • Innovation leadership in module packaging • Innovation leadership in 32-bit high-performance security controllers • Leading position in platform security • New opportunities with contactless systems	• Long-term relationship with industry leaders • Broad range of technologies (power, microcontroller, sensors) • Leading position in new growth segments (X-by-Wire, 42V technology, infotainment) • Leading position in high-power and high-voltage technologies for drives and power management and supply market (e.g. CoolMOS, CoolSET, OptiMOS)	• Three 8-inch fabs on ≤ 0.17 µm • Two 12-inch fabs on 0.14 µm • Alliances with IBM, Toshiba and MVI • Manufacturing and product synergies with non-DRAM – Economies of scale in manufacturing, R&D and overhead costs – More efficient ramp-up and flexible utilization of capacity
oducts	• Optical Networking ICs • Carrier and Broadband Access ICs • Optical modules	Components and Kits: • Baseband ICs • Radio frequency ICs • Silicon discretes • Basestation ICs Solutions: • Cellular data modules • Cellular platform designs • Cellular software	Components and Solutions: • Security memories • Security controllers • Fingerprint sensors • Secure Mass Storage ICs (incl. MultimediaCard ICs) • Contactless systems • Platform security solutions • Secure software modules	• Power semiconductors • Power modules • Microcontrollers • Sensors • Discrete semiconductors	• 64M-1G DRAMs (SDRAM, DDR, RDRAM) • Graphic-DRAMs • Speciality DRAMs for high performance • Speciality DRAMs for low-power and mobile applications
ications	• Broadband and Carrier Access • High-speed line cards for metro and long-haul optical networks	• Cellular phones • Cordless phones • Wireless Local Area Networks • Personal Area Networks (PAN) • GPS devices • Mobile applications and systems • Cellular basestations	• Communications (SIM, prepaid) • Payment • Identification (governmental, health, item management) • Computing (platform security, biometrics) • Entertainment (Pay-TV, content protection)	• Car electronics (powertrain, comfort management, safety management, infotainment) • Industrial drives • Automation and control systems • Power distribution • Power supplies	• PC and notebooks • PC upgrades • Workstations • Infrastructure (servers and networking) • PDAs • SMART phones • Computer peripherals
Key tomers	• Alcatel • Cisco • Ericsson • Fujitsu • Huawei • Lucent • Marconi • NEC • Nokia • Nortel • Siemens	• Ericsson • Matsushita • Mitsubishi • Motorola • Nokia • Sagem • Samsung • Siemens • Solectron • Sony • Vtech	• Gemplus • Giesecke & Devrient • Oberthur Card Systems • Schlumberger	• Bosch • Delphi • Denso • Hella • Motorola • Siemens Industry • Siemens VDO • TRW • Visteon	• Acer • Cisco • Dell • Fujitsu • HP/Compaq • IBM • Legend • Sony • Sun • Western Digital

Infineon Key Data

Financial year (from October 1 to September 30)	2001 Euro millions (in % of revenues)		2002 Euro millions (in % of revenues)		2002:2001 change in %	2002 US-Dollar millions
Revenues	5,671		5,207		-8 %	5,144
By Region:						
Germany	1,745	(31 %)	1,372	(26 %)	-21 %	1,355
Europe (excl. Germany)	1,260	(22 %)	1,023	(20 %)	-19 %	1,011
NAFTA (incl. USA)	1,262	(22 %)	1,211	(23 %)	-4 %	1,196
Asia/Pacific (incl. Japan)	1,309	(23 %)	1,512	(29 %)	+16 %	1,494
Other	95	(2 %)	89	(2 %)	-6 %	88
By Business Group:						
Wireline Communications	766	(14 %)	386	(7.5 %)	-50 %	381
Secure Mobile Solutions[1], of which	1,548	(27 %)	1,295	(25 %)	-16 %	1,279
Wireless Solutions	960	(17 %)	874	(17 %)	-9 %	863
Security and Chip Card ICs	588	(10 %)	421	(8 %)	-28 %	416
Automotive and Industrial Electronics	1,153	(20 %)	1,201	(23 %)	+4 %	1,186
Memory Products	1,588	(28 %)	1,844	(35.5 %)	+16 %	1,822
Other and Corporate and Reconciliation	616	(11 %)	481	(9 %)	-22 %	475
Gross margin	767	(14 %)	601	(12 %)	-22 %	594
Research and development expenses	1,189		1,060		-11 %	1,047
Operating loss	(1,125)		(1,072)		+5 %	(1,059)
Net loss	(591)		(1,021)		-73 %	(1,009)
EBIT (EBIT margin)	(1,024)	(-18 %)	(1,142)	(-22 %)	-12 %	(1,128)
Loss per share – basic and diluted	(EUR 0.92)		(EUR 1.47)		-60 %	(USD 1.45)
Net cash provided by operating activities	211		237		+12 %	234
Net cash used in investing activities	1,813		1,244		-31 %	1,229
Free cash flow[2]	(1,994)		(360)		+82 %	(356)
Depreciation and amortization	1,122		1,371		+22 %	1,355
Purchases of property, plant and equipment	2,282		643		-72 %	635
Gross cash position[3]	936		2,007		+114 %	1,983
Net cash position (as of September 30)[4]	568		177		-69 %	175
Property, plant and equipment (net)	5,233		4,491		-14 %	4,438
Total assets	9,743		10,918		+12 %	10,786
Total shareholders' equity	6,900		6,158		-11 %	6,084
Equity to assets ratio	71 %		56 %		-21 %	56 %
Debt-equity ratio[5]	5 %		30 %		+500 %	30 %
Return on equity[6]	-9 %		-16 %		-78 %	-16 %
Return on total assets[7]	-11 %		-11 %		0 %	-11 %
Employees (as of September 30)	33,813		30,423		-10 %	30,423

1 Infineon has decided to merge the activities of the Wireless Solutions and Security and Chip Card ICs segments into one operating segment called Secure Mobile Solutions (SMS) effective November 1, 2002.
2 Net cash provided by operating activities minus net cash used in investing activities adjusted by purchases (proceeds from sales) of marketable securities available for sale.
3 Gross cash position = cash and equivalents plus marketable securities plus restricted cash.
4 Net cash position = gross cash position minus short and long-term debt.
5 Debt-equity ratio = equivalent to short-term and long-term debt divided by total shareholders' equity.
6 Return on equity = net income divided by average shareholders' equity employed.
7 Return on total assets = EBIT divided by average total assets.

Infineon Key Data and Business Groups

Forward-Looking Statements

This report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements.

These statements are based on current plans, estimates and projections, and you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement.

In the past year, people around the world SPOKE about what they consider to be the worst crisis which has ever faced the semiconductor industry. At Infineon, we wisely USED this opportunity to rediscover ourselves and to newly DEFINE our company.

We have ambitious GOALS.

Infineon knows exactly how it should evolve in the future. We have precisely defined what we aim to achieve over the next five years – and that is quite a lot, to say the least. Our employees have expressed their support of these new targets which are now outlined as Infineon's new vision and mission.



We put our trust in TALENT.

At Infineon, people can find fulfillment, unfold their talents and develop themselves to the fullest. Ultimately, the creativity and commitment of our employees is the driving force propelling the company forward. This is particularly true in a challenging market environment. The results speak for themselves: cutting-edge solutions which, above all, are attuned to meeting people's needs.





We enable INDIVIDUALITY.

The future means that every single person now living in the 21st century has the means to freely and individually shape his own life. We offer suitable technologies to enable just this, and commercially popularize precisely those electronic products which people wish for. These products provide the basis for each person to develop and maintain his own personal lifestyle.





We are speeding up the PACE of things.

Infineon is transforming itself into an even more efficient, flexible and faster company than it ever was before. In the future, our priority is to focus on tailor-made products and solutions contributing to the success of our customers. Technological innovations first make a difference when their mass production enables us to profitably create added value.



Letter to the Shareholders



DR. ULRICH SCHUMACHER, Chairman of the Management Board

Dear Shareholders,

Infineon celebrated the 50th anniversary of the semiconductor industry in Germany in a rather subdued manner. In these five decades, we have developed a far-reaching competence in the field, achieved international recognition and established ourselves successfully as one of the top 10 companies in the semiconductor industry. Nevertheless, despite these impressive achievements, we were not in a festive mood during the last year. We were confronted with much tougher challenges than we had expected at the end of 2001. The ongoing worldwide economic downswing, the considerable decline in demand in some sectors and a broad-based feeling of uncertainty on global capital markets were the predominant factors impacting on our 2002 financial year and on the semiconductor industry as a whole.

Demand for semiconductors increased slightly in the period June to September 2002. Nevertheless, our performance in the 2002 financial year could not match the business results of the previous year. Infineon's total revenues fell from 5.7 billion Euro to 5.2 billion Euro. The loss before interests, minority interests and taxes amounted to 1.1 billion Euro, down from 1 billion Euro in the 2001 financial year. The loss per share was 1.47 Euro, compared to a loss per share of 92 Eurocent the year before.

There were two main factors contributing to this unsatisfactory development. On the one hand, the extremely tough price competition for memory chips continued unabatedly. The average market price for a 128-Megabit chip is still below our fully loaded costs, although we succeeded in reducing the production costs for each chip by more than two Euro, or about 35 %. On the other hand, there was once again a significant fall in demand from customers in the communications sector. For example, the telecommunications companies which were dramatically impacted by the economic downturn reduced their capital expenditures by more than 30 % year-on-end.

This unfavorable business environment does distract attention from the many successes we achieved in the last financial year. For one thing, coming from a weak first quarter, we improved our sales over the year and reached a 33 % increase in sales in our fourth quarter compared to the fourth quarter of the previous year. Further we boosted our market share in our core target markets. We are now the third largest global provider of memory chips. In wireline and wireless communications, we are among the top three suppliers. We are number two worldwide in the automotive electronics sector and the market leader in Europe. In addition, we have further expanded our competitive edge in the market for security and chip card ICs, and are the undisputed number one in this segment for the fourth year in a row.

At the same time, we have strengthened our technological leadership position. Two examples illustrate this point quite well. On the one hand, we pioneered the launch of the CoolMOS chip set, which enables 30 % reductions in the energy required for electronic devices. This invention represents a scientific and technical breakthrough which was awarded the German Innovation Award in January 2002. On the other hand, our superior production technology has set new standards for the competition. Chip production based on silicon wafers with a diameter of 300 mm has led to a considerable rise in productivity and reduction of costs. With this new technology, since December 2002 we are producing more cheaply and more economically compared to the former 200mm technology. Infineon is the only company today that masters the volume production of DRAM chips on 300mm wafers. Thus we believe we are the technology and cost leader in the DRAM market.

In this difficult phase, we have managed to further cut costs. The Impact cost reduction program announced in 2001 was resolutely implemented, leading to cash savings of 2.5 billion Euro and making a decisive contribution to ensuring our continuing liquidity. At the end of the 2002 financial year, Infineon's cash reserves, cash equivalents and marketable securities amounted to 2 billion Euro. This means that the company is a stable, solidly financed company which is well prepared to meet the challenges of the future. In addition, we have implemented a follow-up program entitled Impact² which is evaluating key business processes in order to optimize and make a lasting improvement in all corporate structures and processes. Infineon is moving ahead to become even leaner and more flexible and thus quicker and more efficient.

On the basis of these measures and our leading-edge technologies, we will emerge much stronger from the industry-wide crisis and actively shape the future of the semiconductor industry. This should have a positive impact on the price of the IFX share. The development of our stock price has certainly been as disappointing to you as it has been to us. However, this trend is also a reflection of the general situation on the world's capital markets, which have suffered from an ongoing downturn. What we all require in this case is patience and optimism.

A company like Infineon, which operates in a branch subject to strong cyclical fluctuations, has to continually observe its markets and re-evaluate its strategies. We have systematically analyzed the fundamental changes taking place in our core markets, the value chain underlying the industry and the future potential of our know-how. A new corporate strategy has been defined based on the conclusions drawn from this assessment.

The long-term goals of the company are encompassed in our Agenda 5-to-1:
- Within the next 5 years, we want to
- become a top 4 global semiconductor player, by doubling our global market share for semiconductors to approximately 6 %,
- achieve a minimum top 3 position in each segment served,
- with a top 2 position financial performance in all businesses against competition and
- emerge as the No. 1 semiconductor company pioneering the solutions space.

Our revised strategy builds upon the experiences and successes of recent years. The goals laid out in this strategy are quite ambitious, but nevertheless realistic. Market studies indicate that we have moved up in the global rankings, and are now rated sixth among the large international semiconductor manufacturers. We are optimistic that we will be able to improve our standing in future annual market evaluations.

We will concentrate our efforts in expanding our share of the high-growth markets of China, Japan and the USA. This will provide the basis for achieving our ambitious growth and earnings targets, and once again significantly boost the intrinsic value of the company. Of course, we aim at keeping up our leading position in Europe and Asia. Additionally, we will acquire other companies only if they enrich our technology portfolio. A crucial cornerstone of this approach is intensifying the partnerships concluded with market leaders such as Cisco, Ericsson, IBM, Nokia, Sony and Toshiba, particularly in cost-intensive and high-risk fields of product development. With regard to manufacturing, we parallely agreed on landmark alliances with companies such as UMC, Nanya, AMD and DuPont Photomasks. This enables us to share developmental and production costs in our capital-intensive branch, significantly reduce our investment risks and ensure our technological leadership in the long term.

A key element in Infineon's strategy is transforming ourselves into the number one systems solutions provider. What precisely does this mean, and how will this be achieved? In the semiconductor industry, it will no longer be sufficient to simply offer our customers individual chips or components. Our responsibility is to provide our customers with tailor-made solutions in the future. Such a solution will encompass a total solutions package consisting of semiconductor products, software, consulting and service, and fulfilling the individual needs and requirements of our customers.

I would like to give you one example from the automobile industry. Modern-day vehicles are increasingly becoming linked to the outside world. Sensors are measuring the distance to other cars on the road. Engine problems will not only be communicated to the driver but also broadcast to a call center or a car mechanic at a garage. If possible, these repairs will be carried out immediately and wirelessly. Furthermore, the driver can be directed to the nearest service station by taking advantage of GPS and integrated navigation systems. In other words, telecommunications, engineering, sensor technologies and navigation are converging more closely than ever before. Semiconductor solutions will represent the basis for intelligently linking motor vehicles of the future.

Solutions competence is what we define as the capability to supply an attractive, integrated package consisting of microchips, software, consulting and service. We are already in the vanguard in this area and offer, among other, complete chip sets including software for mobile phones. The experience again will help us expand our solutions competence. We will more strongly link our comprehensive know-how from all our business units up and become a one-stop provider of individual, tailor-made systems for our customers. This will enable us to ensure profitable, long-term growth.

I also want to discuss the issue of corporate governance, meaning the manner in which the company is managed and developments are monitored. In recent months, there have been a small number of inexcusable and unjustifiable revelations in connection with both German and foreign companies. These events have shaken the confidence of investors and shareholders in companies which are listed on stock exchanges. The "German Corporate Governance Code" commission appointed by the German Government presented its final report in February 2002, and developed a far-reaching behavioral code to regulate business operations. Up until now, our company has been managed in accordance with most of the rules incorporated into this code and in line with the laws regulating the US capital market. Nevertheless, we immediately implemented the additional recommendations in this code. We also developed our own Infineon Code which goes above and beyond the guidelines put together by the government's commission. We have also appointed a specially designated Corporate Governance Manager, who will report directly to the Management Board and Supervisory Board about the extent to which we have abided by the comprehensive provisions contained in our declaration, and also make recommendations for further developing our own code. We see these steps as nothing less than an exemplary basis to ensure open, transparent cooperation based on trust throughout the company, at all levels – in the interests of our long-term investors and customers.

On behalf of the entire Management Board, I would like to take this opportunity to express my sincere thanks to all employees for their dedicated commitment and hard work towards achieving Infineon's goals and ensuring the success of our company in these difficult times.

We can only cautiously forecast how Infineon will develop in the upcoming financial year. The market outlook for the first six months of our 2003 financial year does not indicate any sustained improvement in demand. Furthermore, we expect the extreme downward pressure in most market segments to continue. However, I am convinced that with the measures I have outlined above, we have laid the groundwork in every possible way to once again achieve profitability and growth. I hope you will continue accompanying and supporting our company in this endeavor.

Sincerely yours,

Dr. Ulrich Schumacher
Chairman of the Management Board

Management Board, Vision and Mission

To Create Semiconductor Solutions Enabling the Technology Lifestyle of the Individual in the 21st Century.

Our Vision

To be the number one semiconductor company pioneering the solutions space

The new vision and mission of Infineon Technologies demonstrate to our employees, customers and last but not least, to our investors, what distinguishes our company from others. Our vision and mission were developed in the summer of 2002, and will determine the way we think and act globally from now on.

Profitable electronic systems solutions for the Technology Lifestyle

Infineon Technologies offers a tailor-made mix of products and services based on the wishes of our customers as well as those of users. To achieve this, we link our core competences worldwide with the know-how of partner firms. By optimally combining the resources which are required, we profitably expand our solutions business, strengthen the performance of our customers and thus enhance the shareholder value of Infineon in a long-lasting manner.

THE MEMBERS OF THE MANAGEMENT BOARD OF INFINEON TECHNOLOGIES AG

f.l.t.r

PETER J. FISCHL
Born 1946
Chief Financial Officer (CFO) and Labor Director

PETER BAUER
Born 1960
Chief Sales & Marketing Officer (CMO)

DR. ULRICH SCHUMACHER
Born 1958
Chief Executive Officer (CEO) and Chairman of the Management Board

DR. ANDREAS VON ZITZEWITZ
Born 1960
Chief Operating Officer (COO)

DR. SÖNKE MEHRGARDT
Born 1948
Chief Technology Officer (CTO)



Our Mission

To be a company which creates lasting value

We create and maximize value for our customers, shareholders and employees:

- We design, build and market the industry's most advanced semiconductor solutions and services through leadership in innovation and customer orientation.
- We build upon our core competences and innovation strength. We strive to offer our customers the industry's most comprehensive range of communications and automotive solutions, comprising broadband and access, wireless, security and storage.
- We create future value by overcoming traditional industry boundaries. We offer integration capabilities for semiconductors, life sciences, services and subscale technologies.
- We attract and retain the best talent worldwide by offering them a challenging and creative environment, a unique corporate culture as well as world-class rewards.



Did you know that...

... Infineon chips are used in every third airbag worldwide and regulate the ABS system in every fifth new car?

... Infineon's innovative power semiconductors can cut the energy consumption of domestic appliances by up to 30 %?

... every second GSM cellular phone worldwide operates with components from Infineon?

... every second chip card of the two billion chip cards shipped in the year 2001 contains an Infineon security IC?

... every sixth new PC and every fifth new server worldwide contains an Infineon memory chip?

... Infineon applied for approximately 1,500 new patents in the 2002 financial year and possesses a total of 30,300 property rights around the world?

To KNOW what one REALLY wants.



Only the Best Quality Food for My Children. This Can Even Be Proven – by Means of the Solutions We Provide.

Today's cuisine offers so much to everybody. Of course, there is no doubt that quality is the best recipe. In the end, the food tastes much better, if one knows exactly what one is eating. Even if this is not perceptible at first glance, Infineon is making an important contribution with its future-oriented solution. It enables the optimal control and monitoring of the process of manufacturing food. The whole thing starts with a tiny chip, which, for example, accompanies a pig or a cow throughout its whole life. With the appropriate software and scanners, it is possible to retrieve all relevant data about breeding, feeding and vaccinations. In addition, the entire transport route of the animal – from the farm to the supermarket – can be monitored by means of GPS. As a result, reliable information is available from the very beginning about the origin, proper storage and processing of the meat. So that, when the food ends up on the table, our little ones only get the very best.

STRATEGY: We are resolutely moving in new directions.

CUSTOMERS: We offer complete high-tech solutions.

MARKETS: We are pursuing new ambitious goals.

PRODUCTION: We remain the technological and cost leader.

LOGISTICS: We are cost-effectively boosting our flexibility.

Apply New Approaches, Achieve New Goals – Back to Profitability and Significantly above Average Growth

- Rank among top four semiconductor manufacturers within five years
- Tailor resources and investments to growth segments
- Achieve targets through organic growth, acquisitions and strategic partnerships
- Systematically implement business concepts beyond individual segments

Profitable growth, expansion of our solutions business, intensified globalization and achieving the lowest possible production costs are four catchphrases which describe the new and updated corporate goals of Infineon Technologies. They represent our response to the challenges of today as well as the opportunities of upcoming years, e.g. the ongoing downward pressure on prices in the semiconductor industry; the progressing consolidation process within the industry; changing customer expectations and the anticipated long-term growth dynamics, which is still a characteristic of the chip market. The corporate strategy we have further refined is intimately intertwined with – and represents a smooth transition from – the successful growth rates posted in the last few years. It also serves to illustrate Infineon's long-term strategy aiming at expanding more quickly and profitably than the market itself.

"People have become more sophisticated, more emancipated and more self-assured. They no longer want to be served up with something or other – they ask for quality, value and ways to be able to resolve their own needs for self-realization and sharing."



DAGMAR DECKSTEIN,
Editor at the Süddeutsche Zeitung and book author

Technology Lifestyle Solutions determine the future of our markets

The core element of our corporate strategy is focusing our spectrum of products and services on providing technologically-oriented solutions for modern life. In the past, Infineon and many other companies often defined technical feasibility as the yardstick around which the development of semiconductor components revolved. In the future, new technological trends will be increasingly influenced by the individual needs and requirements of people. Solutions will be in demand which offer a high level of personal added value, simplify our day-to-day activities in many areas and improve our quality of life.

Infineon's strategy is outlined in its vision, mission, strategic positioning and the resulting corporate goals for the next five years: the Agenda 5-to-1

There are a broad range of potential applications. They can be in the field of mobile telephony just as much as in health care or in ensuring the security of people and data. For example, portable multimedia devices will become increasingly important. With their help, people can gain access to information regardless of the time and location, or be entertained in accordance with their desires and moods. Technical security solutions will enable contactless

Semiconductor solutions which make everyday life easier

access, thus improving the safeguarding of our privacy. Microelectronic sensors will check key functions of the body, monitor them by working together with far-away computers and automatically initiate emergency medical care when required. Telematics in motor vehicles is a further example of a comprehensive technical solution which will become standard practice in the near future. Electronic functions in automobiles will be increasingly linked to each other within the chassis and connected to the outside world. A real-time convergence of information, communications, navigation, safety and engine regulation will emerge. Driving in everyday life will include automatic checks on the distance maintained between one car and another, electronic payment of tolls or the remote diagnosis of vehicle defects.

On our way to becoming the number one solutions provider

Semiconductors provide the technological basis for such applications. The more complex electronic systems are, the more important complete technological solutions become. These solutions require specialized know-how and successful interface management. Infineon accepts this challenge, and is in the process of further transforming itself from a manufacturer of products to a provider of solutions. The range of our business activities in the future will not only encompass semiconductor products. We will increasingly offer the appropriate software including the relevant application know-how, the integration of components manufactured elsewhere as well as competent consulting services. Whatever we do will have to be tailored to the needs of the end-users, and thus represent a high value for our own customers.

In this way, we aim to go beyond the traditional boundaries of the semiconductor industry, and play a decisive role in determining the technological trends of tomorrow. We expect our customer-oriented solutions approach to stimulate a significant boost in profitable growth. We strive to be the number one semiconductor company in the solutions business.

Concentrating on profitable growth and flexible networks on global markets

More than anything else, our strategy for expansion is based on organic growth. Our comprehensive systems expertise and broad-based technological portfolio are important pre-requisites. In addition, the technological and cost leadership we have achieved in many fields is a crucial basis for expanding our market share. We have a decisive competitive edge in our industry, which we will consolidate and strengthen in the long term.

We are committed to resolutely focusing our future resources and investments on the growth segments we have identified, optimizing our product portfolio for this purpose and bringing together our technologies in the solutions business. At the same time, we will venture into and build up new spheres of business, and diversify our operations to encompass new promising technologies such as biotechnology and nano-technology.

MATTHIAS HORX,
Futurologist



"Knowledge is invariably linked to man, to the interaction between living creatures. We can only implement the powerful tools we have created in the communication sector, if we adapt them and fine-tune them in the context of the culture of our being. This will be the proper, the real information revolution. It is only starting now."

We will implement partnerships with key customers and market leaders in our industry as well as conclude strategic acquisitions in those segments where we can more effectively take advantage of growth opportunities by not going it alone. Flexible networks, for example in research and development, enable us to more flexibly, quickly and cost-effectively operate in our dynamic market environment while spreading the risks.

Infineon's strategy to achieve sustained growth is also illustrated by the goals we have set for ourselves in our world markets. We aim to become the leading solutions provider in the high-growth markets of China and the USA, boost our market share in Japan and strengthen our outstanding market position in Europe and Asia. We will decentralize our organizational structure and expand our regional presence in order to more closely fulfill the needs of our customers wherever this is required by the marketplace.

Ongoing improvements through benchmarking

In order to achieve our ambitious profitability targets, we evaluate all our organizational structures and business processes on an ongoing basis. Systematic benchmarking is the basis for orienting ourselves to the world's best companies operating across various industrial sectors. This is done as a means of improving long-term, across-the-board quality and increasing efficiency. We will simultaneously expand know-how transfer among all our business groups, systematically encourage entrepreneurial behavior and transform innovative ideas into new business models.

Infineon is resolutely committed to moving in the direction we have outlined, in order to emerge as one of the four leading semiconductor companies in the world within the next five years.

Identify the Individual Needs of Customers and Fulfill Their Changing Expectations

- Develop understanding for tailor-made Technology Lifestyle Solutions
- Adapt customer base to market leaders in a transformed value-added network
- Expand strategic partnerships with customers and technological frontrunners
- Set industry-wide standards and become systems leader in target segments

At the beginning of the 21st century, attention is being increasingly focused on the individual needs of people, involving issues such as communication and information, privacy, workplace and health. Striving to satisfy these needs is the starting point for the development of new technological solutions. In turn, this transforms the expectations which customers have of Infineon, and thus the way we think and do business. We support individualism on a massive scale, concentrating more and more on providing comprehensive, top-quality and easy-to-use electronic solutions – produced in a profitable manner and combined with added-value services.



STAN DAVIS,
Futurologist and book author

"Everything is becoming electronically connected to everything else: products, people, companies, countries, everything. For at least this next decade, speed, connectivity and intangibles will continue to be the most important forces around which to build businesses and the economy."

Semiconductors are the basis of intelligent systems solutions

We live in an age of technological networking and functional integration: applications which were once separate and distinct will be increasingly integrated into one and the same device. This applies to consumer electronics, in automobiles or at the workplace. Making a telephone call from a pocket computer, using a TV set to download the Internet, paying with one's cellular phone or receiving automatic information on traffic jams while driving used to be distant visions of the future. Today, they are real-time aspects of our lives. And new trends are on the horizon, e.g. refrigerators which can automatically replenish stocks of food or intelligent clothing which will inform washing machines about the optimal water temperature and washing programme.

Semiconductors are the technological basis for such solutions. They store data, process it and communicate with other components. The more sophisticated these systems become, the more solutions gain in importance which intelligently and flexibly link diverse semiconductors and their functions. Integration and successful interface management are the most vital capabilities for the solutions business.

In the future, systems solutions developed by Infineon will encompass the semiconductor product, the appropriate software including the necessary application know-how, consulting services and, if necessary, components manufactured by partner companies. This level of competence in systems solutions requires more than just comprehensive specialized expertise. It boils down to the fact that semiconductor producers will have to find out much more about the actual needs of end-users. It will be essential for us to know more precisely what consumers expect of the new generations of motor vehicles and mobile communications devices, or new computers and telephone networks. Which individual lifestyles should new technologies support? Which lifestyle should they make possible in the first place? We have to acquaint ourselves more intimately with such issues. As a consequence we can concentrate ourselves from the very beginning on developing higher-value semiconductor solutions which are more closely tailored to individual requirements. In particular, our direct customers will benefit from our efforts. We can assist them to achieve success in their own markets by offering complete, timely and up-to-date solutions which they require to quickly transform the wishes of consumers into profitable and marketable products.

Infineon converts needs of end-users into systems solutions

The transformation of value-added networks requires more complex systems know-how

The diverse experience we have already gained in the solutions business gives us a crucial competitive edge. For example, we already produce complete chip sets for mobile telephony. Supplied together with design recommendations and software, these chip sets make up the entire technical core of a cellular phone. All in all, we have a much broader spectrum of products than our competitors. We develop and manufacture memory chips, logic ICs for mobile, wireline and secure communications as well as semiconductors for automotive and industrial electronics. Infineon is also in the vanguard of developing innovative semiconductor products such as biochips. On this basis, we want to continue setting new industry standards and become systems leader in new target markets.

Revenues in 2002 by Market
Total: 5,207 million Euro


32.5 % Communications
1,681 mn Euro
35.5 % Memories/DRAMs
1,844 mn Euro
23 % Automotive and Industrial
1,201 mn Euro
9 % Other
481 mn Euro

The current development of value-added networks within the semiconductor industry is another important reason for expanding our solutions business. Our customers are increasingly outsourcing the development and production of entire modules and assemblies. The more we integrate individual components to create electronic systems, the more attractive we become to our customers. In this connection, the close cooperation we have established with key accounts such as Cisco, Ericsson, IBM, Matsushita, Nokia, Siemens, Sony and Toshiba is very important. Through strategic cooperation agreements, partner networks are established to jointly move our innovations forward as well as to maximize the benefits for us and our partners. Our goal is to become the world's leading provider of systems solutions. Supplying the corresponding software is another integral element of these solutions. In the future, we will significantly boost our investments in software. At present, we are expanding our new developmental centers for software and applications in Bangalore, India's high-tech metropolitan hub, as well as in economic centers of China.

Expansion of partner networks strengthens systems solutions competence

New Growth Strategy Is Being Globally Tailored to Regional Market Potentials and Resolutely Implemented

- Further strengthen our strong presence in Europe and the Asia/Pacific region
- Quickly boost our market share in China, the USA and Japan
- Decentralize the organizational structure and strengthen regional presence
- Generate higher value with services and solutions business

How will we have to organize our regional operations in order to help Infineon grow more quickly and profitably than the market itself? In order to answer this crucial question, we have carried out a detailed analysis of the various regions of the world as well as our own market position in the individual technology markets. The result of this evaluation is a new strategy for growth adapted to regional perspectives. We will expand our presence in the markets of China, Japan and North America, as well as consolidate our leading position in Europe and Asia.

Europe and Asia: solid basis for global expansion

Looking to the future, we consider our extended European home market to be the basis for ongoing strong revenue performance. Infineon is Europe's number two in semiconductors. The continent accounted for 46 % of the company's total revenues in the 2002 financial year. We have also achieved a leading position in the Asian-Pacific market, which accounts for 29 % of Infineon's revenues. To support the Agenda 5-to-1 program in these two regions, we aim to create additional revenue growth potential by expanding existing customer ties and establishing new strategic customer relationships. This will be a major factor contributing to Infineon's long-term success in expanding its market share in the growth markets of China, Japan and North America.

Revenues in 2002 by Region
Total: 5,207 million Euro


26 % Germany
1,372 mn Euro
20 % Europe (excl. Germany)
1,023 mn Euro
23 % NAFTA (incl. USA)
1,211 mn Euro
29 % Asia/Pacific (incl. Japan)
1,512 mn Euro
2 % Other
89 mn Euro

More and more, China is developing into the global hub for the production and sale of electronic devices. For this reason, it has also emerged as a lucrative market for semiconductor manufacturers. On the basis of our forecasts, we expect sales volume for semiconductor products in China to double from 15 billion Euro in the year 2002 to 31 billion Euro in the year 2006. With an average annual growth rate of approximately 20 %, China could become the world's largest market for semiconductor products within this decade. We believe that the memory chips, mobile communications and chip card segments have the highest sales potential, with an annual growth rate of over 30 % expected during the next five years. We want to do everything in our power to optimally take advantage of this potential. In fact, we are already well on our way. Contrary to the global downturn in the semiconductor market, we succeeded in boosting our revenues in China by 21 % in the course of the 2002 financial year.

Within the framework of the Agenda 5-to-1, we aim to advance from our current seventh-place ranking to a top five position among semiconductor companies in China. In order to achieve this goal, we will draw upon the extensive partnerships with local market participants and boost our local design competence. We are building a new headquarters in Shanghai for this purpose and expanding our current human resources capabilities, including new staff for management, sales and marketing. In this way, we create the essential preconditions for exploiting the Chinese market potential. We also pave the way for using our foothold in China to serve the international markets with competitive prices.

China: exploit market potential and advance to the ranks of the top 5 chip producers

At present, the Japanese market accounts for approximately one quarter of global semiconductor sales, but only a small percentage of Infineon's revenues can be attributed to its business with Japan. The main reason for this is that up until now, the huge quantities of semiconductor components required by the country's electronic giants have almost always been exclusively supplied by their own subsidiaries. However, even these international companies are increasingly pursuing global purchasing strategies and contracting several suppliers. This boosts our chances of success. We are seizing the opportunity by concentrating on a suitable selection of our products and simultaneously expanding our local sales personnel and technical support services.

Japan: electronic powerhouses open themselves to foreign suppliers

Our strategy in Japan encompasses maybe the most crucial cornerstone towards realizing our vision, i.e. "developing semiconductor solutions to enable the Technology Lifestyle of people in the 21st century." For decades, the Japanese population has enjoyed a reputation for being a trendsetter when it comes to high-tech electronic equipment. Nowhere else in the world do cellular phones, pocket computers and digital entertainment devices play such an important role in the daily lives of people as in Japan. Japanese consumers are more demanding than anywhere else. The latest example is the country's competitive edge in third generation mobile communications technologies, which were already launched on the marketplace in May of 2001. i-mode cellular phones which were first introduced in Germany in 2002 have long been established in Japan. In the year 2000, 81 % of all people making use of mobile Internet services were still living in Japan. As a consequence, Infineon is not only attracted by the considerable revenue potential which Japan embodies. The market also offers the crucial opportunity to develop products, software and services by doing business in the vanguard of the "Age of Electronics," and thus expanding our solutions business tailored to key target groups.

North America represents the second largest market for semiconductors, surpassed only by Asia. Our goal is to exploit the region's ongoing dynamic growth perspectives and boost Infineon's market share from its level of 2.1 % in the year 2001 to 5 % in the year 2005. We intend to achieve this by expanding customer relationships and aligning our business to the most attractive product segments. We believe solid growth opportunities exist for logic ICs in the communications and automobile industries as well as for memory chips. In line with our corporate strategy, we strive to increasingly integrate these products in systems solutions and offer them in tailor-made form, adapted to the requirements of the American marketplace.

North America: boost market share from 2.1 % to 5 %

This approach requires more intensive cooperation with our customers together with providing more extensive advisory and consulting support. For this reason, we are significantly expanding our technical competence in North America, and investing considerable amounts in training our customer advisory and service staff.

Operating More Quickly, Efficiently and Flexibly: a Different Kind of Environment Requires Novel Production Concepts

- Drive the transformation of high-tech industry to value-added networking
- Achieve top performance in manufacturing logic ICs and memory chips
- New alliances with AMD, DuPont, Nanya, UMC and Winbond

A semiconductor company is faced with the challenge of optimally positioning itself in a business environment characterized by a critical tension – namely the divergent demands of trying to manufacture top-quality products at the lowest costs, yet with the highest degree of flexibility. The increasing downward pressure on prices and the changing expectations of customers define the conditions in which we operate, leading to a splitting apart of the value-added chain within the semiconductor industry. A dwindling number of firms are capable all by themselves of carrying out the high level of investments required in our branch. For this reason, more and more companies are focusing their business operations on their core specialties or on individual market segments. We became aware of this trend at an early stage, leading us to tailor our strategy to a much different kind of business environment. When it comes to manufacturing, we will increasingly rely on strategic partnerships, further expand our competitive edge in our core technologies and continue to optimize our own resources.

Infineon sets up fabrication networks to achieve the greatest possible production flexibility at the lowest possible costs

In order to minimize costs and adapt production capacity to the strong fluctuations in demand, we are intensifying our efforts to expand the number and scope of collaboration agreements concluded with suppliers and production partners. The result is a flexible network of manufacturers along the value-added chain.

Our strategy is based on a three-fold approach:
- our own production of semiconductors,
- joint fabrication with partners and
- the outsourcing of manufacturing projects.

In order to satisfy the growing demand of our customers during an economic upswing, yet without the necessity of increasing our fixed costs, a higher share of production can be outsourced to outside suppliers and contract manufacturers. On the other hand, if market demand declines, existing contracts can be fulfilled by our own manufacturing facilities, if possible. This enables us to ensure a more consistent utilization of available production capacity despite cyclical fluctuations in the market – and achieve a crucial competitive edge in the capital-intensive semiconductor industry. Partnerships with other semiconductor manufacturers will continue to be an important and integral aspect of our strategy. In general, such strategic alliances put leading-edge production technologies at the disposal of our business partners. In return, Infineon benefits from their specialized engineering and manufacturing know-how as well as gaining variable access to additional production capacity. In this way, the flexible utilization of capacity at all the production plants belonging to our network is ensured.

One example for this manufacturing strategy is the UMCi joint venture in Singapore, established in collaboration with semiconductor foundry United Microelectronics Corporation (UMC, Taiwan). As of 2004, we will produce logic ICs in Singapore together with UMC, based on Infineon's successfully launched 300mm technology. A further model of cooperation is our developmental cooperation with the firms UMC and Advanced Micro Devices (AMD). This strategic alliance is developing common manufacturing platform technologies for high-volume production of smaller logic product geometries, which can be tailored by each company to meet its specific requirements. In this way, we share the high costs and significantly reduce the period of time needed between product development and serial production.

We are taking advantage of existing synergies between the production of memory and logic products as a means of more optimally adapting production capacity to demand. Today 80 % of our manufacturing facilities produce both types of chips. The advantage of this approach is that it enables us to more flexibly react to demand fluctuations in individual market segments than our competitors.

Investment Volume
(in Euro millions)


3,000
2,500
2,000
1,500
1,000
500
0
2,901
2,282
1,064
643
2001
2002
Infineon Group
Property, plant and equipment

Technology and cost leadership thanks to 300mm technology and the smallest of DRAMS

Whoever wants to be successful in the volume production of DRAM chips on a long-term basis is forced to offer technologically advanced products at the lowest possible prices. The goal we have defined and already achieved is to produce the smallest DRAMS on the largest silicon wafers. Smaller chip geometries mean higher performance and output for the product, along with lower production costs. The larger the silicon wafer is, the more productivity increases and unit costs decrease due to the greater quantity of chips fitting on the surface of the wafer. In comparison to the conventional 200mm technology, the production of DRAMS on 300mm wafers will decrease unit costs by a further 30 %.

"Those companies that do not understand the New Consumer, which do not discern how radically different not only his or her consumer behavior, but also how his or her inner life is shaped will be defeated with their companies' own (once successful) marketing strategies, will encounter distrust and disinterest and will see their sales rapidly disappearing."



DAVID LEWIS,
Book author and consultant specialized in consumer research

In December 2001, our new reference facility in Dresden pioneered the world's volume production of DRAM chips using 300mm wafers. At the beginning of 2002, our Taiwanese joint venture ProMOS also commenced 300mm manufacturing. In addition, Infineon has concluded an agreement with Nanya, the new partner in our developmental and production network in Taiwan, to jointly construct our third 300mm facility. This factory is scheduled to begin production in the middle of 2004. Further strategic partnerships have been concluded with Winbond Electronics, another Taiwanese contract manufacturer, and SMIC, currently the leading semiconductor producer in China. We have already established a high-performance cooperation network for the most favorable, cost-effective form of DRAM manufacturing currently available, even before some of our competitors have gained access to this technology at all. As a result, we believe we are the undisputed technology and cost leader for memory chips.

Fabrication on 300mm wafers and 140-nanometer semiconductor tracks cut DRAM costs by 50 %

We will continue reducing chip structures as a means of consolidating our market leadership position in the long term. At the beginning of the 2003 financial year, 70 % of our DRAM capacity had already made the transition to 140-nanometer chip structures. These are the smallest device geometries which are currently being used anywhere in the world for the volume production of memory chips. Combined with the savings resulting from the 300mm wafer technology, we are in a position of reducing DRAM production costs by 50 %.

DANIEL DETTLING,
Founder of BerlinPolis,
the German next-generation
think tank



"New technologies are an important self-empowerment instrument. To this end, the self-entrepreneur of the information society needs user-friendly technologies that put man – and not technology – back into the center of the picture."

Further information about cooperation and joint venture agreements to be found in the annual report on page 90

In any case, this technological spiral continues to spin even faster. In cooperation with Nanya, we are developing technologies in Dresden to shrink chip structures to 90 nanometers or even smaller. To achieve these new productivity goals, we have set up an alliance to develop and produce photomasks together with AMD and DuPont at the same location. Our Advanced Photomask Technologies joint venture will supply us with high-end lithographic masks required to achieve the smallest chip structures. Infineon remains the trendsetter for promising future-oriented solutions. We are transforming our production location in Dresden into an international high-tech center for the semiconductor industry.

Optimal logistics accelerates cost-effective production

In the boom years of 1999 and 2000, increased demand on the part of our customers required us to expand our production capacity as quickly as possible. During the course of the ensuing market downturn, our Impact cost reduction and restructuring program as well as the current Impact² drive to boost efficiency provided the basis to optimize our production processes. Infineon achieved impressive results in the 2002 financial year. For example, the throughput time of silicon wafers in the manufacturing process, which can last up to two months, was reduced by an average of 20 % in comparison to 2001. We have also become significantly quicker in introducing new products to our production network, as well as developing and implementing totally new production processes.

We are resolutely minimizing the entire production and distribution cycle, from the planning of individual production sequences and the processing of contract orders to actual delivery of the semiconductors. In this way, we can now more speedily and flexibly serve our customers.

SEE what creates
new windows of OPPORTUNITY.



Enjoy Life Everywhere and Anywhere in the World.
Our Solutions Give You the Freedom You Need.

There are many ways to enjoy life. That's a good reason for us to develop solutions which provide people with the crucial freedom they need. Solutions such as our "intelligent clothing." Our research department has succeeded in integrating chips and tiny sensors in textiles. Sensitive integrated circuits woven into the fabric enable the electronic connections. So-called thermogenerators produce the required electric power from the body's natural warmth. This makes it unnecessary at times to use batteries. Wherever you are at a given moment, the most important accessories are comfortably integrated in the clothing – whether an MP3 player or digital watch. Enjoying life also means feeling secure – especially if a person is on his own. For this reason, our solution provides the necessary security if worst comes to worst. For example, a GSM/GPS chip in the jacket quickly gives directions to people trying to save lives in an emergency situation. One can see that the possibilities are almost unlimited – and could already be reality in the near future.



SUSTAINABILITY: We responsibly handle natural resources.

INNOVATIONS: There are no limitations to our thinking.

EMPLOYEES: We offer tailor-made career advancement programs.

HEALTH: We protect our employees and neighbors.

ENVIRONMENTAL PROTECTION: We are reducing the emissions of pollutants.

Testing the Limits of Physics

- Infineon maintaining its forerunner role in technology and cost efficiency
- Winning awards: Infineon receives the German Innovation Award
- Pioneering innovation: monomolecular conductor lines, intelligent clothing, labs on a chip and much more
- Networking research: cooperative success

The semiconductor industry is one of the most dynamic, high-growth industrial sectors, continually relying on the frequent emergence of new products and solutions. Innovation is indeed the single most important factor in company development, a veritable elixir of life for technology firms. Infineon's market success is a reflection of the company's mastery of the innovation process; Infineon is one of the three largest suppliers in the fields of memory products, wireline and mobile communications, is the undisputed global leader in integrated circuits for security and chip cards and holds the second largest share in the world's automotive semiconductor market.

"The market is increasingly demanding customized products and services developed individually in talks with the customer. This has to do with the fact that new customers not only want products that satisfy them aesthetically and fit the way they see and portray themselves. They also want personal service, advice and stimulus."



CHRISTIAN LUTZ,
Futurologist, book author and former head of the Gottlieb Duttweiler Institute

Infineon has time and again won awards for its achievements in innovation

Early in financial year 2002, Infineon received the Innovationspreis der Deutschen Wirtschaft (Innovation Award of the German Industry), Germany's technology "Oscar." The award went to Infineon for a semiconductor family which makes it possible to save up to 30 % on the energy required for different electric devices – without the slightest compromise in efficiency or comfort of use (see below). Infineon won the Sesames Award for the best technological innovation in the chip card industry, a chip card controller that may soon put an end to wallets teeming with plastic. The new system will be able to combine data from identity cards, bank and credit cards, public transportation passes and department store accounts all in a single chip card protected from unauthorized use.

Synergies arising between the different Infineon business areas have always played an important role in the company's success, such as the use of mobile communications technology in automotive electronics, or the use of MP3 players and the GPS satellite positioning system in intelligent clothing (see below). All of the company's business areas benefit alike from ever improving and less costly semiconductor production methods.

Research and Development Expenses

(in Euro millions, % of revenues)


1,200
900
600
300
0
1,189
(21 %)
1,060
(20 %)
2001
2002

These synergies also provide a decisive competitive advantage, making it possible for Infineon to offer entire systems solutions instead of providing individual products separately. The expansion of its solution-oriented business, lengthening its value-added chain, is an important part of Infineon's overall strategy – and thus the centerpiece of its newly developed corporate vision.

Number of First Applications for Patents, Protection Rights and Patent Families, Worldwide*



First Applications for Patents
1,800
1,500
1,200
900
600
300
0
1,800
1,480
2001
2002
Protection Rights, Worldwide
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
31,100
30,300
01-09-30
02-09-30
Patent Families, Worldwide
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
6,900
7,800
01-09-30
02-09-30

*Explanation: In order to patent a new invention, a first application is submitted to the patent administration of a single country. By granting the patent, the administration establishes a protection right for the invention. If necessary, the invention and/or the protection right will be registered or applied for in other countries as well. All of an invention's protection rights throughout the world are together known as a patent family.

Research and development are of the highest importance at Infineon

Infineon often assumes the role of a pioneer, establishing the pace of development in the industry, and more so than ever during semiconductor market slumps. While Infineon, as a part of its Impact Program, has in fact had to put some of its less promising research projects aside in order to cut total costs, it now, just as ever, places the highest value on its research and development work in order to be equipped in time to assume a leading role in the next market resurgence. This certainly applies to application-oriented research with direct results in high-sales products. Yet it is equally valid for the basic research that Infineon pursues with great dedication, even when years of intensive laboratory work are necessary before results may be expected. Therein lies a key to Infineon's success: in order not only to maintain but also to expand its market position, Infineon must continually test the limits of the physically possible.

Towards the end of the silicon era – and beyond

According to Moore's Law, microchip capacity and complexity doubles every 18 months, and for 37 years, this bold forecast has proven itself correct with astounding regularity. Moore's Law is – now more than ever – an out-and-out obligation for Infineon's researchers, as today's chip technology is moving inexorably towards its physical limits – the end of the silicon era is approaching. According to current estimates, the established production methods can be improved for at least another ten years before the potential of optical lithography, which is currently used to create chip structures, is exhausted. The smallest memory chip structures produced today are only approximately 140 nanometers wide, the equivalent of some 700 atoms; we will be changing over to 110 nanometers beginning in 2003. We are now working on designs for 90 and 70 nanometer-wide structures, with the former being implemented as early as 2004. However, were the structures to grow even smaller in the long-term, it would be impossible to use light wavelengths fine enough to be effective. Moreover: the thinner the metal conductor lines, the higher their resistance, and after a certain point, chips simply overheat. Leaps in technology of a monumental nature will therefore be necessary before smaller and more efficient chips can be developed.

"The fundamental change to the world we live and work in will foster a new kind of mobility that will make the individual the creative force in a world subject to permanent change."



GUNDULA ENGLISCH,
Book author and film producer

Carbon nanotubes – wire formed from a single molecule

Infineon researchers have now been able to catch a glimpse of what lies far beyond the end of the silicon age. They have been successful in experiments with the thinnest of all imaginable tubes. Made of carbon atoms and consisting of only one single molecule, they are known as carbon nanotubes. The substance itself, known as fullerene, represents a third form of carbon atom in addition to diamond and graphite, and was first discovered in the early 1990s. The atoms form symmetrical hexagons, which do not form layers as in graphite, but perfect, seamless tubes with ideal physical properties – fullerene conducts twice as much heat as does diamond, formerly the best known heat conductor. The substance sustains up to 10^{10} amperes per square centimeter, while copper melts at as little as 107 amperes per square centimeter. The tubes in fact neutralize Ohm's law, with electrical resistance becoming a constant virtually independent from the length.

In an attempt to transform these theoretically useful properties into practical applications, Infineon researchers have come up a spectacular breakthrough; they were the first in the world to deliberately grow carbon nanotubes on the silicon wafers used in chip production. To do so, silicon wafers are perforated and underlaid with a metal layer. The carbon fibers grow out of the metal into the holes, thus filling them. The object is then covered with a second metal layer from above, with carbon tubes known as vias connecting the two layers. In their conventional metallic form, vias can prove to be the chips' literally weakest link. Under strong electrical currents, they can overheat to the point that they change shape, rendering

Copper conductor lines are being gradually replaced by carbon nanotubes

the semiconductors useless. If, however, the vias are formed of carbon nanotubes, they can withhold even the strongest electrical currents and mechanical impacts alike. Indeed, carbon vias may well be the first practical application of a coming new generation in technology. Infineon researchers modeled this process after a catalytic deposition method common to microelectronics. The method requires but a few minutes and is possible with the materials used and at the temperatures reached in conventional semiconductor production techniques – in contrast to laser ablation and arc discharge, previously the only known ways of creating nanotubes.

Carbon nanotube applications are still years away and the first microchips with carbon conductor lines are currently expected to be introduced to the market in 2005 at the earliest. But it is quite possible that carbon vias will represent only the modest beginning of what is to come; copper conductor lines may in fact be gradually replaced by carbon nanotubes entirely. Theoretically, carbon nanotubes can even be used as transistors, as they can also be formed into semiconductors. But that is not all. Carbon nanotubes have the visionaries at Infineon literally thinking in new dimensions – in contrast to today's two-dimensional microelectronics, carbon will make three-dimensional chips possible. There is undeniably still a great deal of basic research to be done before any of this is possible. In ten years, however, we may well witness the end of the silicon era and the beginning of the carbon age. If so, Infineon is certain to be at the forefront of the revolution.

Message to the industry: thin wires are the future

Be that as it may, today's technology will continue to be pushed to its physical limits as long as silicon continues to provide the physical basis for the information age. Today, for instance, 110-nanometer thin conductor lines are already being used for copper chip conductors, as mentioned above. For a long time, the semiconductor industry puzzled over the question of how small diameters could become without limiting the electrical reliability of the wires; the thinner the conductor is, the higher its resistance. This leads to an increase in thermal discharge and the danger of the copper wires burning through entirely, not to mention the phenomenon of electromigration, caused by processes of aging, typical for extremely small structures. Heat and strong currents cause conductors to lose some of their substance, which can subsequently create a break in the circuits. However, Infineon's fundamental research work has now been able to demonstrate that 70 and even 40 nanometers – less than a third of current structure widths – is yet within the realm of the possible.

Current densities of between 80 and 100 million amperes per square centimeter

The minute conductors that are slated for mass production in the industry between 2010 and 2013 will even be able to withstand current densities of between 80 and 100 million amperes per square centimeter in intensity. Infineon researchers have been able to transfer the heat to a nonconductive intermetal dielectric layer enclosing the conductor lines with great reliability. Counteracting electromigration will also prove not to be a problem; the extremely thin conductor lines showed a simulated lifespan of 80 to 100 years – an excellent figure similar to that of the circuits used today. Infineon is thus able to send an important signal to the entire semiconductor industry, that it is indeed a worthwhile effort to work towards ever smaller structure widths and to invest in the pre-requisite technology.

Highest frequencies ever possible with silicon – an alternative to more expensive materials like GaAs und InP

Infineon has even more good news for the industry. Until now, it was considered impossible to use silicon as a basis in the production of high-frequency components, including those employed in mobile phones. In order to increase the speed of the phones, today's high-frequency semiconductors are made with gallium arsenide (GaAs) or indium phosphide (InP), both with a much higher level of electron mobility than silicon (Si). These materials, however, also have their disadvantages. In addition to simply being expensive, both GaAs and InP are difficult to dispose of and are potentially hazardous to the environment. Infineon researchers have now been able to set new records with silicon-based components, developing circuit technology to a point at which Si components offer a real alternative to their GaAs and InP counterparts. The first products incorporating this research are expected as early as 2003.

Environmental dangers reduced further

Chip sandwiches: a new way out of the wiring quandary

Infineon researchers have also been able to employ conventional chips in coming ever closer to the distant goal of three-dimensional microelectronics. They have proved successful in creating a two-level chip, soldering together logic chips with memory modules. These "chip sandwiches" have solved several problems at once for the semiconductor industry. Communications technology, for one, is growing ever more complex and requires an increasing number of conductors to be installed within a limited space. Moreover, the longer the distances of the conductors between the chips usually placed next to each other, the higher the resistance and the warmer the device in question can become. The signals then require a long period of time to move from chip to chip and the circuit is forced to run at a slow rate. This "wiring quandary" thus renders high-frequency communications technology applications relatively expensive. Now Infineon researchers have found an elegant solution to this problem.

Using "face-to-face technology," logic chips and memory chips are soldered together vertically, each facing the other. Both contact surfaces are then covered with a very thin copper layer, to which only 3 microns of solder needs to be added at a temperature of only 270 °C. All of the connecting conductor lines run through an intervening layer all within the combined unit. Consequently, since the short conductors linking the chips create little resistance, the semiconductors keep cool even when in use, and mobile devices do not heat up as intensely as they otherwise would. In this manner, up to 100 times as many conductors can be placed on the same size of chip as in previous solutions. The sandwich is suitable in equipment ranging from nearly all mobile communications applications through to industrial and automotive systems, fitting in all conventional casings. Since the two parts of the chip are made of especially flat silicon wafers, the sandwich is not any thicker than other chips. The construction uses half as much space as do conventional, horizontally assembled semiconductors, allowing components of greater complexity to be placed within a smaller surface area, thus reducing the costs of current products by up to 30 %. The change in production process is cost-effective itself since the same machinery is used at the Dresden site for the sandwiches that is used to manufacture other Infineon semiconductors. The first application to be produced with this technology, a chip card controller, is likely to enter the market next year. The sandwich is an obvious choice for chips for smart cards which require logic and memory functions within a predetermined surface area. Until now, chip cards feature memories of up to 32 kilobytes. The new face-to-face chip, which already exists as a prototype, offers 160 kilobytes of available

Using face-to-face-technology, logic and memory chips grow together memory. This will not only allow more data to be stored, but even creates enough space for a complex and open operating system such as a Linux adaptation.

Wearing your computer: intelligent clothing is a market of the future

Turning electronic equipment into something to wear – that would seem a logical step in the continuing miniaturization process of technological development. For the first time, Infineon has introduced a jacket with a miniscule audio module, which is even able to withstand the wear and tear of washing and ironing. The module provides an MP3 player, a text-recognition device and a music synthesizer. Only 3 millimeters thick and 2.5 centimeters long, it is hardly noticeable within the clothing and does nothing to impair the wearer's comfort. A microphone and headphones, memory cards, keyboards, displays, sensors and actuators can all be attached to the device. Even transmitters, mobile phone technology and GPS satellite receivers can be integrated into the system. The batteries can be replaced and, of course, the memory cards can be removed from the unit in order to download new music or software.

PETER GLOTZ,
Director of the Institute
for Media and Communications
Management at
St. Gallen University



"The electronic information, communications and media technologies are really contributing to the relationship between humankind and the biosphere improving. Accelerating production processes and increasing their efficiency relieve the load on nature frequently enough."

The semiconductors are encapsulated to withstand washing and ironing

The greatest challenge for our technicians was to combine electronics with textiles; whereas clothing materials can be measured in millimeters, micrometers must be considered in work with electronic conductors. Infineon researchers have, however, found an excellent solution with their audio jacket. The chip module is closed into an hermetically sealed capsule wrapped in extremely thin silver-coated copper wires, which, when woven into the jacket material, serve to transmit signals and data. The intelligent clothing is thus truly fit for daily life and all its washing and ironing.

The sound jacket is but an initial illustration of the uses, the very tip of the iceberg of the new technology's potential. In the future, jeans, using GPS, will be able to inform parents of their children's whereabouts, special functional clothing could notify emergency services of accidents, windbreakers may be fitted with temperature control systems, electronic labels will be able to stop machines from washing clothing at the wrong temperatures and tracksuits will provide joggers with their pulse rates and running pace, even offering them entire training plans.

Microelectronic clothing is indeed an attractive market of the future. According to a survey run by the Hohenstein Institute for Clothing Physiology, more than 80 % of German adults show an interest in these products, and mass production may be only ten years away. The products also need not be much more expensive than conventional clothing, which involves only about ten Euro in additional costs. A breakthrough in the medical sector may be following soon, representing yet another promising market for the technology. To begin with, the medical and sports industries are less sensitive to higher prices than is the consumer goods market. Just as importantly, however, our slowly aging population harbingers an increased demand for health care supplies such as personal health monitoring systems that could monitor an individual's health with inconspicuous pulse, body temperature and other sensors. The patients' quality of life would improve without any further inconvenience. Sensors can also alarm emergency services if cardiac patients experience any heart problems, or they can call for help if elderly people injure themselves in a fall. Pyjamas can monitor patients' bodily functions even in intensive care units so that the patients would no longer need to be tangled up in external wires. Until now, intelligent clothing has been powered by battery modules, but work is now being done on integrated thermal generators that will generate energy from the difference between clothing and body temperatures. Infineon has already developed a silicon-based generator that could supply enough power for these medical sensors.

Mass market possible in 10 years for wearable electronics

Innovation Award: saving energy without compromise

In late 2001, Infineon won the Innovationspreis der Deutschen Wirtschaft (Innovation Award of the German Industry). The prize was awarded for the CoolMOS and IGBT (Insulated Gate Bipolar Transistor) semiconductor families, which undoubtedly can look forward to wide use, saving up to 30% of the energy required by various machinery and apparatus. In the future, these semiconductors will be incorporated into the basic fittings of billions of cars, household appliances, mobile phones, industrial motors and personal computers. The transistors making all this possible are able to control intense electrical currents with great precision.

Infineon modules heading for market in the billions

In cars, for example, this entails the use of potential energy saving sources for a variety of mechanisms from power windows and brakes to motor and climate control systems. These versatile miniatures will also prove a boon at home and are already in use there today, controlling the motor speed in washing machines made by Miele and Bosch-Siemens. Soon they will also control other functions from heating to water volume, and will prevent creasing during spin cycles. Refrigerators using this new technology will require less electricity, and hi-fi systems and computers will need almost no energy at all in their stand-by modes. Industrial motors, which use up to half of the energy consumed in Germany today, require only half as much electricity with IGBT semiconductors.

Infineon is able to stay approximately 15 months ahead of the competition thanks to the new high-performance semiconductors, as it is no longer speed alone accounting for chip performance. IGBT and CoolMOS semiconductors make electronic systems possible that, while maintaining the same performance level as conventional systems, are easier to use and are even environmentally sounder, saving energy without compromise and without affecting convenience in the least.

According to one estimate, the thorough use of these semiconductor components would save 80 to 100 billion dollars in energy each year in the United States alone. A complex chain of technological breakthroughs has led to this increase in performance, a major part of which was facilitated by the use of thin-wafer technology, an area in which Infineon has emerged as a global leader. The silicon wafers, upon which semiconductor structures are applied in a complicated process, encompassing several hundred steps over a number of

Overcoming the clash of fire and water with thin-wafer technology

weeks, are only 70 microns thick. Using the CoolMOS system, Infineon researchers have been able to combine excellent conductivity and perfect insulation in the same component – properties that usually clash like fire and water. An electrical current is thus produced that excels in its particularly high switching frequency, and the energy flow can thereby be controlled with the utmost precision. Due to the low level of resistance, very little heat is lost in the process, and subsequently, major sources of energy loss such as transformers and rectifiers are no longer required. Once electronic converters stop heating up to a significant degree, conventional chargers with elaborate cooling functions will also be rendered obsolete, and mobile phone chargers could then be encased in normal outlet plugs. The energy supply for personal computers and laptops will also need to be reconsidered to include these new components. Infineon expects an above-average increase in growth in these market segments.

JOERG ZOBEL,
Consultant and author of "Mobile Business and M-Commerce"



"Mobile data transmission will change our lives. For the individual, it will broaden the scope for action and information power over specific know-how. Thus will the dream of omniscient man, sooner or later, become reality."

The all-electronic laboratory: biochips replace test tubes

Infineon has only recently begun its work in the field of biotechnology, but it began well, with an immediate success: new innovative biochips that could trigger a revolution in clinical diagnostics. Work requiring the use of 128 test tubes can now be performed by a single chip in a fraction of the time, and the new biochips are versatile as well. They can identify infectious diseases and find out whether or not patients are able to tolerate certain medications. Biochips can also be used in early cancer diagnosis, to test immune reactions and to investigate latent genetic disorders. In forensic medicine, they can be used together with genetic databases in confirming offenders' guilt.

Only half a square centimeter in size, the biochip contains 128 reagent slots that can either be used individually or in combination. Enzymes added to the samples divide another added substance into its active components. This leads to faint electric currents that are received by highly sensitive gold electrodes. Sensors subsequently channel the current to the electronic evaluation system which can then determine the composition of the substance in question based on the behavior of the electrical current over time.

This fully electronic process is much simpler and more robust than conventional optical biochips. The latter requires the addition of a fluorescent dye to the samples, which are then irradiated, creating light of different wavelengths to be read by a special camera. The ensuing color patterns are interpreted by qualified personnel to determine the composition of the substance. Infineon has introduced a biochip to the market this year that still utilizes the more elaborate optical method of analysis. Presupposing, however, that the new biochip passes all planned practical tests within the next year, one could safely say that the future belongs to this fully electronic biochip of the second generation. Hospitals in particular could benefit from the new innovation; biochips enable laboratories to work more quickly and efficiently and at lowered costs.

For its groundbreaking solution, Infineon was the world's first semiconductor company to use standard chip technology, normal CMOS semiconductors, such as the ones used in mobile phones, for biochips. The greatest challenge was the design of gold electrodes that do not conflict with the circuitry, and the Infineon research team met this challenge with great success. The project was supported by the German Federal Ministry of Research as part of the SIBANAT program also involving the Eppendorf company, the Fraunhofer Institute for Silicon Technology, November AG and Siemens AG. An excellent example for one of Infineon's successful research partnerships.

Infineon is involved in a great amount of further cooperative work with companies of the industry, big and small, and with scientific institutes worldwide that are able to offer specific areas of expertise. In our time, groundbreaking technologies are rarely created single-handedly, and for Infineon, its extensive innovation network is a key to future success.

Information on further R&D cooperation in the financial report on page 90

The next generation of researchers is of particular importance to the company, and Infineon seeks out young talent the world over, working closely together with universities in the process. The concern provides students and graduates with challenging tasks, particularly in areas of research and development. More information, including a databank for internships and degree theses, can be found at http://www.infineon.com/careers.

New Human Resources Strategy Supports Corporate Goals

- Employee level reduced from 33,813 to 30,423
- Personnel cuts as socially-compatible as possible
- 20,000 suggestions for improvement save 80 million Euro

Impact: crisis in the semiconductor industry leads Infineon to cut 5,000 jobs

The difficult business environment prevailing in the semiconductor market is also reflected by our employee figures. A total of 34,761 people were working for Infineon as of June 30, 2001, before the official launch of the Impact cost reduction program. At the end of financial year 2001, the number of employees declined to 33,813 and to 29,633 during the 2002 financial year. However, the acquisition of Ericsson's semiconductor division added around 600 new personnel to Infineon's workforce, whereas other first consolidation measures combined with the development and expansion of new business units added another 200 people. As a result, the number of Infineon employees worldwide rose somewhat again, to a total of 30,423 as of September 30, 2002.

WILHELM BAUER,
Head of the "New Work" Competence Center at the Fraunhofer Institute for Work Economy and Organization



"Modern technology will enable anyone working with know-how in the future to participate in the value creation process at practically all locations and at any time. The office is growing beyond its limits. The upshot is completely new requirements being made on how work processes, office buildings and technology are organized."

Starting in July 2001, we responded to the unfavorable development of revenues and profits in connection with the ongoing crisis in the semiconductor industry by implementing the comprehensive Impact restructuring and cost cutting program. As a consequence, the company succeeded in posting savings around 2.5 billion Euro by the end of the 2002 financial year as well as maintaining a solid financial basis. This was also achieved by a reduction of jobs. The number of employees at Infineon's corporate operations in Germany was reduced by 1,750, whereas the personnel level at company subsidiaries in Germany and abroad declined by a total of 3,250 people. For the most part, the firing and dismissal of employees could be avoided. In the majority of cases, mutual agreement was reached on the termination of employment. In the case of others who were impacted by the company's downsizing efforts, the reconciliation of interests and a redundancy payments scheme took effect. This was the result of constructive negotiations carried out with the employees' council.

Employment policies are more precisely tailored to the global technological environment

In addition, whenever it was deemed possible, we took advantage of alternatives at our disposal to avoid further cutbacks and preserve jobs on a long-term basis. Workers at the Regensburg, Munich-Perlach and Berlin facilities were put on short time, and the average weekly working time in some business units was reduced from 40 to 35 hours. We also offered our personnel more extensive opportunities to work part-time or set up more flexible working time arrangements. Finally, employees could also take advantage of a special time-out program, which enables them to go on a voluntary leave of absence for a limited time.

Within the scope of Impact² program designed to achieve a long-lasting increase in efficiency we are also taking a closer look at our human resources. More than ever, we will have to more precisely tailor our employment policies to the special requirements of the technological environment in which we operate. We are currently comparing all key employee-related processes – from personnel strategies and hiring policies to career development and compensation schemes – to the approaches taken by similarly-structured large multinational companies.

The first reforms have already been implemented:

- Employees required for important positions, either currently available or newly-created ones, will be increasingly recruited from outside the company. This aims to ensure the implementation of essential processes of change as well as new, innovative management approaches. A specially-designed program makes it easier for newcomers to be integrated into the existing Infineon network.
- We are further refining our system of mutually determining specific targets for employees to achieve and then evaluating their performance. This represents an instrument of leadership to promote a person's commitment and personal striving for improvement. Above all, this system will have an influence on individual salaries and benefits.
- The upper levels of management will be affected by another change. All human resources issues relating to Infineon's top managerial staff will be centrally coordinated in the future.
- Furthermore, we are working on establishing new internationally valid remuneration models, designed to more flexibly compensate employees for their individual commitment and performance. Special incentives for outstanding achievement will be developed. In such cases, monetary rewards and other benefits are to be combined into regionally-adaptable remuneration packages.

Employees by Region
as of September 30, 2002
Total Workforce: 30,423



51.7 % Germany
15,716 employees
15.1 % Europe (excl. Germany)
4,590 employees
23.7 % Asia/Pacific
7,200 employees
9.5 % USA
2,889 employees
Other
28 employees

The employees have made considerable contributions to the Impact und Impact² cost reduction and efficiency improvement programs which go above and beyond their own specified tasks and responsibilities. For example, more than one-third of all Infineon employees around the globe submitted proposals in the period October 1, 2001 to September 30, 2002 for improving business operations outside their own business units. The number of suggestions handed in surpassed 20,000, leading to savings of 80 million Euro – an increase of 55 % in comparison to the previous financial year.

When it comes to career advancement programs, we pay special attention to employees who occupy crucial positions in the company – or those who have the suitable talents and capabilities for future leadership. We offer two distinct career paths tailored to individual needs, both of which have proven their intrinsic value: on the one hand, one can pursue a professional career in management, alternatively, there is a more specialized, technical path to follow. In this regard, the so-called "Technical Ladder" was developed last year. It represents

2,700 technological experts on individually-designed career advancement paths

a career advancement program divided into several phases. The Technical Ladder enables us to more effectively channel the interests of those employees who demonstrate an outstanding expert know-how. No fewer than 2,700 specialists in the company were selected to participate in this career development plan during the course of the 2002 financial year.

The management career program targets those employees who have the potential to take over crucial management positions in the future. As so-called "High Potentials," their capabilities and assets are initially analyzed at an assessment center. At present, approximately 650 employees are being prepared for potential management jobs within the company. For example, these professionals have the opportunity to participate in a developmental program for global managers which we have set up in cooperation with Babson College, a renown management school in Boston, Massachusetts, USA.

Employees by Responsibility as of September 30, 2002
Total Workforce: 30,423



6.6 % Sales and marketing
2,010 employees
17.7 % Research and Development
5,374 employees
7.3 % Administrative
2,217 employees
68.4 % Production
20,822 employees

Infineon University was established in the 2002 financial year as a company-wide dialog and learning platform. It will transcend geographical boundaries and functional limitations to focus on key strategic issues and core areas of knowledge. Without hiring a permanent teaching staff, we will call upon our own specialists within the company as well as external experts, depending on the specific needs involved. For example, a pilot program is dedicated to the crucial issue of product development. In the future, Infineon University will deal with a broad spectrum of topics – from technology development and manufacturing to financing, controlling, sales and marketing. Seminars will be offered to convey the expertise of specialists in a particular field, as well as communities, in which experts and management trainees will take part in a forum devoted to the exchange of know-how. Large-scale events focusing on crucial issues will also be held. In any case, the participants have the opportunity to establish new and more intensive contacts and thus strengthen the company's internal networking process on a global basis. The first big event hosted by Infineon University was the Top Management Conference, which took place in the middle of September 2002. 350 Infineon managers from across the globe exchanged views on the demands, perspectives and potential implementation of the newly-developed Agenda 5-to-1 corporate strategy and Impact^2 as well.

Employees encounter each other at Infineon University

Program for young professionals bonds the highly-talented to Infineon at an early stage

We offer target group-oriented programs for young professionals, in order to get to know talented students, doctoral candidates as well as outstanding graduates at an early stage. For example, these young people can submit an application to Infineon in order to gain initial experience in the working world alongside their studies, and potentially lay the foundation for a career at Infineon. We support particularly gifted students through a "Student MemberChip" program. Furthermore, a new project appeals to doctoral candidates through a variety of tools, e.g. an Internet-based communications platform and further education seminars. Finally, Infineon has also set up the "International Graduate Program" targeting academics with the potential to be successful in international careers.

Cutting-Edge Technologies Protect People and Nature

- Assume responsibility for the environment and society
- Manufacturing processes increasingly environmentally-compatible
- Employees recognized for environmental, safety and health protection efforts

We stand for responsibility when it comes to the environment, to our employees and to society. Our commitment does not only entail our doing business in accordance with what legal regulations prescribe. Rather, we consider environmental protection to be an ongoing process of improvement, integrated into our day-to-day operations. Our employees are being continually trained in environmental issues, and we are constantly improving our production facilities and methods. Furthermore, the environmental impact of new products is already being evaluated in the developmental phase, in which we strive to develop the most environmentally-compatible approach to production. Our commitment and hard work on behalf of the environment has been confirmed by credible, independent experts. Our environmental management system has been certified at most company locations according to the international ISO 14001 standard. Other locations are preparing for certification in the near future.

Responsible use of chemicals

The round silicon wafers which are the basis for chip production do not pose any inherent threats to the environment or to people. However, up to 600 chemical and physical processes are required in order to produce the chip structures on these wafers. Approximately 400 primarily liquid or gaseous chemicals are needed for chip manufacturing and further processing to create finished semiconductor components. As a semiconductor manufacturer, we cannot completely operate without using chemicals. For this reason, we handle these substances in a responsible manner, based on a precise knowledge about the characteristics of such materials. This is essential to evaluate and avoid any potential risks. In order to systemize such expertise, the departments responsible for environmental protection, safety and health measures within the company are developing a global chemical data base, which contains a list of all the chemicals we use as well as a description of their potential dangers. We are technically not able to completely prevent some impurities from escaping in the outgoing air arising in the "clean rooms" used in semiconductor production. However, impurities and harmful pollutants which could be harmful to the environment and to people are filtered out of the air.

Active climate protection by reducing emissions of greenhouse gases

This also applies to gases which accelerate the greenhouse effect and global warming, such as the so called perfluorchloride (PFC) compounds used as etching agents in semiconductor manufacturing. The European semiconductor industry has voluntarily committed itself to reduce PFC emissions by 10 % by the year 2010 – as measured in CO_2 equivalents – in comparison to 1995 levels. Considering the fact that the total annual volume of chips sold is expected to increase by 15 %, the actual level of greenhouse gas emissions will have to be reduced by 90 %.

Recognize risks to people before their health is impaired

We carry out most of our production in closed systems, a measure designed to prevent the health of our employees from being endangered by toxic substances. Each employee whose job involves coming into contact with toxic materials is subject to regular medical examinations within the framework of the so-called bio-monitoring process. There is an advantage to implementing such ongoing health checks. Evaluating the test results, for example urine or blood samples, provides data about potential health risks when the person being tested is still healthy. This enables us to implement appropriate measures at the right time to protect the health of our employees.

300mm technology saves resources

Our goal is to operate as profitably as possible in the long term. This can be achieved, for example, by reducing or completely eliminating the need for many raw materials – an approach which equally benefits both the natural environment and the company. A prime example of what we are doing today is our pioneering 300mm technology. More than double the number of chips can be produced using one single 300mm silicon wafer than with 200mm wafers. This increases productivity, cuts costs, and is environmentally-friendly. Furthermore, this process enables us to reduce the amount of industrial gases required by more than 10 %, and do without more than 20 % of the chemicals which were formerly used.

We are also striving to develop ecologically sound solutions when it comes to the materials used in our semiconductor components. Our product development specialists have succeeded in manufacturing high-frequency components on a silicon basis, such as those built into mobile phones. Up until now, such semiconductors could only be produced with gallium arsenide and indium phosphide, which are potentially damaging to the environment and need to be disposed of with the utmost care. We are working on achieving an ambitious goal: in the year 2004, the majority of semiconductor solutions we provide will be completely lead-free and halogen-free, in order to make it easier to dispose of used electrical and electronic equipment.

Furthermore, our chip solutions ensure that many final finished goods are more environmentally-compatible. For example, microcontrollers produced by Infineon significantly reduce the fuel consumption of motor vehicles. Our most advanced memory chips make it possible for computers to operate using less energy. Infineon was given the German Innovation Award for our new generation of power ICs, which enable various electric appliances to operate with approximately 30 % less electricity.

Annual ESH Award for employees

In the year 2002, Infineon initiated its ESH Award as a special incentive for employees. The annual prize is designed to award individual or team achievements. The large number of submitted projects and the high-quality results are an impressive proof of how our employees continually contribute to the improvement of environmental protection, safety and health conditions at the company through their commitment and hard work.

The first three winners were selected from a total of 31 applications submitted from eight Infineon locations around the world. They were honored for their outstanding achievements in November 2002:

- One team managed to cut fresh water consumption at a production facility by a third within the record time of eight months and reduced the total amount of waste water by 72 %.
- A team of employees at one Infineon location succeeded in reducing total water consumption by four-fifths within a period of three years.
- A successfully implemented global project significantly reduced the quantity of production chemicals used in etching, saving millions in investments for special equipment which would have been required otherwise.

Additional information on the issue of environmental protection will be included in the first Environmental Report of Infineon Technologies AG. This is scheduled for publication at the beginning of 2003, and will be made available on request.

UNDERSTAND what happened,
and what awaits us.

Making the World Safer and More Pleasant for Us and Our Children. We Have Just the Right Solutions.

One thing is certain: the issue of security plays an important role nowadays. Everywhere and all the time. Infineon has mastered this challenge by developing a truly innovative solution: the fingerprint sensor (FingerTIP™). It can be used in many areas of our daily life. For example, in the future when it comes to remote control devices for TV sets, which will be programmed so that children will only be able to watch programs approved by their parents. Today, FingerTIP™ already enables the authorized person to exclusively activate devices such as notebooks, PCs and mobile phones. This solution no longer requires a password. Anyone who has ever forgotten his password knows how much time and money can be saved in this situation. With the help of FingerTIP™, life becomes not only safer but also more comfortable. Motor vehicles already exist which recognize their drivers via FingerTIP™, and can adjust the seats, mirrors and radio stations to suit the person's tastes. In this way, our innovations enable everyone to lead their lives more securely and pleasantly.





STOCK MARKETS: Global equity markets impacted by economic downturn.

IFX SHARE: Infineon share price in line with technology stocks.

SHAREHOLDERS: Record trading volume and shares in free float.

2002 YEAR IN REVIEW: From know-how and performance to awards.

50 YEARS: Semiconductors have long determined the Technology Lifestyle.

REVIEW

IFX Share Price Reflects Weak Market

- DJ STOXX Semiconductor index declines 46 %, IFX 56 %
- Trading volume more than doubles; 6.9 million shares traded daily
- 88 % of Infineon shares in free float
- Infineon IR ranked among top 3 of European technology stocks

The severe downturn in the semiconductor industry is particularly reflected in the performance of the stock market. In the last year, shares of chip manufacturers sustained considerable losses. Share prices developed much more unfavorably than both the stock market in general as well as in comparison to the technology sector. Whereas the European technology index Dow Jones (DJ) STOXX Technology dropped 42 % in value, and the European blue chip index DJ STOXX 50 fell by 29 %, the DJ STOXX Semiconductor index declined by 46 %, losing almost half of its value.

Development of IFX Share, DAX and DJ STOXX Semiconductor Indices


(IFX Share in Euro)
(indexed)
30
20
10
0
140 %
120 %
100 %
80 %
60 %
40 %
20 %
0 %
-20 %
-40 %
-60 %
-80 %
-100 %
Infineon DAX DJ STOXX Semiconductor
01-10-04
02-01-01
02-04-01
02-07-01
02-10-01

The IFX share was not the exception to the rule and suffered from the same fate, declining 56% in value. Various scenarios were played out in the course of the year. The value of Infineon shares more than doubled in the first months of the 2002 financial year – namely in the period from October 1, 2001 to December 6, 2001 – thus performing much better than comparative indices. There were three main reasons for this. First, the equity market as a whole recovered. Second, despite the unfavorable business results posted by Infineon in the 2001 financial year, our performance still surpassed capital market expectations. Finally, demand in the memory products and wireless communications segments rebounded slightly.

Up until the beginning of March 2002, the IFX share price developed better than the DAX index itself. On March 4, it reached its all-time high for the year, closing at 29.30 Euro. This was due to a significant (though only temporary) rise in memory chip prices as well as an upturn in business in Infineon's Automotive and Industrial Electronics, Wireless Solutions and Security and Chip Card ICs segments.

Semiconductor shares sustain above-average losses

The overall business climate further deteriorated at the beginning of the second half of the 2002 financial year, starting in April 2002. Key economic indicators in Europe and the USA developed in an increasingly unfavorable manner. Furthermore, the technology sector did not recover, as had been generally hoped. As a result, semiconductor companies in particular were strongly impacted by the downward trend on the stock market. The IFX share sustained above-average losses in comparison to other chip companies. The main reason was the extensive drop in prices for memory chips, which led investors to increasingly unload their shares. By the end of the 2002 financial year, September 30, 2002, the IFX share had dropped to its lowest level ever, closing at 5.36 Euro.

Price Performance of the IFX Share

Financial Year (as of September 30)	2001	2002
Europe (Xetra – in Euro)		
Year high	58.25	29.30
Year low	11.52	5.36
Closing price (end of September)	13.50	5.61
Average daily trading volume (thereof in Xetra)	3,121,172 (91 %)	6,562,893 (95 %)
USA (NYSE – in US-Dollar)		
Year high	50.06	25.89
Year low	10.80	5.42
Closing price (end of September)	12.39	5.70
Average daily trading volume	229,424	378,856

On a long-term basis, the performance of Infineon shares has been disappointing. Since the Initial Public Offering took place on March 13, 2000, the value of the IFX share has decreased by 84%, although this still represents a more favorable development than comparable indices. It must also be mentioned that Infineon shares were first traded at precisely the same time when global stock markets had reached the highest level in history. Since then, share prices on the world's stock exchanges have been continually declining.

Development of IFX Share and Indices

Period (up to September 30, 2002)	Since IPO on March 13, 2000	Since October 2000	Since October 2001
Europe			
Infineon (Xetra)	–84 %*	–90 %	–56 %
DJ STOXX Semiconductor	–88 %	–83 %	–46 %
DJ STOXX Technology	–87 %	–83 %	–42 %
DJ STOXX 50	–54 %	–52 %	–29 %
DAX	–64 %	–60 %	–35 %
USA			
Infineon (NYSE)	–83 %*	–88 %	–51 %
Philadelphia Semiconductor Index (SOX)	–82 %	–71 %	–34 %

* Based on its initial share price of 35 Euro or 33.92 US-Dollar.

Infineon's market capitalization reached a level of 4 billion Euro at the end of the 2002 financial year, as of September 30, 2002. In comparison, it reached its 2002 high on March 4, 2002, when it peaked at 20.3 billion Euro. The closing market capitalization at the end of the 2002 financial year represents a decline of 57 % compared to the previous year, reflecting the drop in Infineon's share price of 56 %. Furthermore, the number of shares outstanding climbed by 4 %. In this case, the increase can almost be exclusively attributed to the acquisition of Ericsson's microelectronics business.

Major drop in market capitalization

Share Capital, Number of Shares and Market Capitalization of Infineon Technologies AG

As of September 30	2001	2002	Change
Share capital	EUR 1,385 mn	EUR 1,442 mn	+4.1 %
Shares outstanding (weighted average)	693 mn (641 mn)	721 mn (695 mn)	+4.0 % (+8.4 %)
Market capitalization (current value/US-Dollar)	EUR 9.4 bn (USD 8.6 bn)	EUR 4.0 bn (USD 4.1 bn)	–57.5 % (–52.3 %)

The IFX share is officially listed on the Frankfurt Stock Exchange (FSE, German securities code number 623100). Furthermore, it is also traded on the New York Stock Exchange (NYSE) under the ticker symbol "IFX" in the form of American Depositary Shares (ADS). Options on IFX shares are traded on the European options exchange EUREX and on the American options exchange CBOE (Chicago Board Options Exchange). During the 2002 financial year, an average of 6.5 million Infineon shares were traded daily via Xetra, on the Frankfurt Stock Exchange and on the other regional markets, which represents more than a doubling of daily trading volume compared to the previous financial year. The average number of American Depositary Shares traded each day on the NYSE amounted to 379,000, an increase of approximately 65 %. (Also refer to the chart provided above entitled "Price Performance of the IFX Share.")

Infineon is listed on numerous regional and global indices, and is also included in the portfolios of fund products managed by leading financial institutions. The basis is not only the DAX30 and the Dow Jones German Titans 30, but also the Dow Jones STOXX Semiconductor Index, the FTSE Euro 100, the MSCI Germany and the S&P Europe 350.

New index model in Germany does not impact IFX share

On October 31, 2002, Deutsche Börse Group decided to introduce a new index model for the German equity market. The system, approved by the Exchange Council of the Frankfurt Stock Exchange, calls for establishing two new segments on the German stock exchanges. The two segments – Prime Standard and General Standard – differ in terms of the applicable transparency standards. According to the schedule agreed upon in November 2002, the new index model will go into effect as of March 24, 2003. According to the information made available to Infineon in December 2002, the new index model will not change anything for Infineon. We are committed to fulfilling the higher transparency and disclosure requirements, and will submit an application for admission into the Prime Standard segment. The IFX share continues to be listed in the DAX30 index and is represented in the corresponding DAX sector indices. Comprehensive information about the current status of the new equity market segmentation can be found on the Internet at www.deutsche-boerse.com/listingcenter. The website also contains a listing which assigns specific branches to classic and technology index groups, as well as a scenario on future indices to be used.

Significant increase in free float to 88.03 % (or 60.29 %)

The percentage of Infineon shares in free float has significantly increased. In accordance with the definition provided by the British FTSE index, diversified holdings accounted for 88.03 % of all Infineon shares at the end of the 2002 financial year, up from 49.58 % the year before. There are three main reasons for this development. First, the number of shares outstanding rose by 28 million. Second, Siemens Group sold several million Infineon shares on the capital market and assigned 200 million shares to the trust company First Union Trust. Other index providers such as the Deutsche Börse and STOXX do not consider this stake when calculating the company's free floating shares. In these indices, IFX shares in free float are listed as amounting to 60.29 % of the total number of shares, an increase of only 10.71 %.

Shareholder Structure of Infineon Technologies AG
As of September 30, 2001



28.93 % Siemens Nederland N.V.
21.49 % Siemens AG
Free float (49.58 %)*, of which:
13.54 % Siemens Pension Trust
36.04 % Shareholders (stake < 5 %)

As of September 30, 2002



11.97 % Siemens Nederland N.V.
Free float* (88.03 %)*, of which:
27.74 % First Union Trust
12.08 % Siemens Pension Trust
48.21 % Shareholders (stake < 5 %)

* Free float according to FTSE definition; for example German Stock Exchange and STOXX calculate Infineon free float without including shares held by First Union Trust.

Infineon did not post a profit in the 2002 financial year. The loss per share amounted to 1.47 Euro, compared to a loss per share of 0.92 Euro in the previous year. For this reason, the Management Board and Supervisory Board will formally submit a proposal at the Shareholders' General Meeting that no dividends are to be distributed. As announced last year, Infineon intends to use its future earnings to further develop and strategically expand the company, and thus contribute to an increase in its long-term value.

Ongoing dialog with investors

Maintaining an intensive dialog with private and institutional investors as well as financial analysts and journalists is important to Infineon, particularly during a period characterized by an ongoing market downturn in the semiconductor industry and instability on world stock exchanges. Our intensified Investor Relations (IR) activities are focusing on providing detailed information about the company's secure financial position, as well as its long-term technology and cost leadership. These factors provide the basis to take advantage of the next upswing in the semiconductor market. In addition to the daily discussions held by the IR managers with private investors, fund managers and capital market representatives, Infineon's Management Board personally meets many analysts and investors from Europe, the USA and Asia on an ongoing basis. Furthermore, Infineon's top management presents the company at numerous technological conferences.

At numerous specialized fairs and exhibitions, we personally and comprehensively inform interested parties about the strategy, products and services of Infineon's various business units.

Expansion of information provided on the Internet

In this past financial year, we have extensively expanded and more clearly structured the scope of information offered online for the financial and business communities. The investor information homepage on the Internet (www.infineon.com/investor) contains even more relevant and up-to-date news, links to interesting press reports and all ad-hoc news and reports about Infineon. In addition, we provide details about so-called directors' dealings. These are stock market transactions implemented by members of the Management Board and members of the Supervisory Board or their close relatives which the law requires to be made public.

Furthermore, our website provides comprehensive information on the development of Infineon's market capitalization, the number of shares outstanding and in which indices the IFX shares are traded. An Excel file provides the latest details about all published quarterly data on Infineon. It is also possible to subscribe to "Infineon Online News" and the "Infineon Investor Newsletter." Both are newsletters containing information about the latest developments, and are usually distributed once every three months per e-mail or by mail.

In the 2003 financial year, the design of the entire Infineon website will be given a face-lift. Comprehensive information about the issue of corporate governance is available on the Web immediately after it is approved by the Management Board and Supervisory Board. Inquiries or suggestions for improving investor relations activities can be submitted at any time per e-mail at Investor.Relations@infineon.com or by telephone at +49 (0)89 234-26655.

3,701 shareholders attended the 2002 Annual General Meeting

A total of 3,701 shareholders attended the second Annual Shareholders' General Meeting of Infineon Technologies AG, held at Olympic Hall of Munich on January 22, 2002. This represents an increase of 810 shareholders or 28 % more than in the previous financial year. However, only 41.67 % of the voting capital stock was represented, down from 74.74 % the year before. The main reason for this was the agreement concluded with First Union Trust not to exercise their voting rights for the 200 million shares in their possession, whereas they did make use of these rights in the previous year. The next Shareholders' General Meeting will take place on January 21, 2003, again at Olympic Hall in Munich. For the first time, shareholders who provide specific instructions on the Internet concerning voting by proxy will be able to change these instructions up until the time when the Annual General Meeting takes place. Similar to last year's procedures, the speech held by Infineon's Chief Executive Officer will be broadcast on the Internet at www.infineon.com, and can be downloaded afterwards.

Infineon Investor Relations gains international recognition

Two studies confirm that our intensified investor relations activities have had a positive impact on the company's core target groups. The "European Equities Investment Survey 2002" rated our IR team as the second best for a European technological stock behind Nokia. The ranking list was developed by Reuters and encompasses the feedback provided by a large number of fund managers and analysts. The improved range of information provided on the Internet also gained widespread recognition. At the beginning of November 2002, the Financial Times (FT) published an international ranking evaluating the online IR sites of the FT's top 500 companies. Infineon was rated one of the top three among all technology stocks, surpassed only by Ericsson and Nokia. Infineon was ranked 33rd on an overall basis, and 7th among all German firms. Details of this study are available on the website at www.webranking.nu (Ranking Lists).

Financial Year 2002 in Review

OCTOBER 2001

10-18 | Infineon begins production of 0.14-micron conductor lines. The new chip structures are 18 % smaller than the previously common 0.17-micron conductor lines. Infineon is now able to produce the industry's smallest 256-Megabit memory chip. Costs sink 30 %.

10-29 | Infineon's 32-bit chip card controller receives the Sesames Award for "Best Technological Innovation" in the chip card industry. The microchip, also honored at the "Cartes 2001" trade fair in Paris, is able to combine the data of several different cards – whether bank cards, credit cards or personal identification – into one, and is unparalleled in its computing capability and security features.

10-30 | Infineon receives a contract from the U.S. Department of Defense for its new identity cards. This "Common Access Card," which regulates access to buildings and computer networks, is the only one in the world to satisfy the Department's strict security requirements.

NOVEMBER 2001

11-13 | Infineon begins cooperation with Sony on the development of non-contact chip cards with radio data transfer. The project combines a number of systems solutions including the necessary scanning devices and infrastructure. The system can be used in applications such as tickets, company identification cards and bank cards.

DECEMBER 2001

12-05 | Infineon attains full autonomy – as previously announced, Siemens transfers its majority voting rights to its former subsidiary. In the process, several million shares are sold on the stock market and another 200 million shares are moved to the trust company, First Union Trust, which is to forego use of its voting rights.

12-12 | Infineon becomes the world's first company to begin mass production of 300 mm silicon wafers for the production of microchips. The new wafers, manufactured at Infineon's Dresden plant, can be used to produce 2.5 times as many chips as the conventional 200 mm technology has allowed, lowering costs by up to 30 %.

JANUARY 2002

01-16 | Staff reductions: Infineon and its central works council compromise on a social plan. As part of the Impact cost reduction program, the company will part with a total of 5,000 employees around the world.

01-16 | Infineon receives the Innovationspreis der Deutschen Wirtschaft (Innovation Award of the German Industry). Infineon was given the award for two semiconductor families which are able to control electrical currents with great precision, saving up to 30 % of the energy required for machines, cars and household appliances.

22-01 | Around 4,300 visitors, including 3,700 shareholders, attend the General Shareholders' Meeting in Munich. The shareholders decide to raise capital stock by 350 million Euro in authorized share capital. They also permit the company to issue up to 4 billion Euro in options and convertible bonds by 2007. Dr. Peter Mihatsch (61) is elected to succeed Dr. Volker Jung as the new chairman of the Supervisory Board.

FEBRUARY 2002

02-06 | Infineon begins to use silicon, a more cost-efficient material, in the production of its high-frequency components such as those used in mobile phones. Setting the world's frequency record for silicon use, the company has created an alternative to the conventionally used gallium arsenide and indium phosphide semiconductors, which are both more expensive and potentially hazardous to the environment. The first products to use the new technology are expected for 2003.

02-18 | Infineon introduces the world's first chip for the fully electronic analysis of biomolecules. The biochip can replace up to 128 laboratory test tubes, providing results with greater ease and speed and at a lower cost.

02-19 | Infineon presents its "Wireless Solution Value Net" concept geared towards future mobile Internet success. Combining Infineon's cellular know-how with the expertise of selected partner companies, the project is devised to develop new solutions and implement new business models.

02-20 | Infineon introduces a range of chips for use in mobile communications, including S-GOLD, a chip set designed for the new UMTS standard, allowing hi-fi sound and video images to be transferred via mobile phone. S-GOLD can transfer large amounts of data without significantly affecting the phones' battery runtimes. A security chip is also presented, which encrypts data for applications such as mobile banking. A third system introduced by Infineon makes it possible to use PDAs as mobile phones of the common GSM/GPRS standard.

MARCH 2002

03-06 | Chips transform normal copper telephone lines into a data highway: Infineon presents three special semiconductors that make high-speed Internet connections possible without any additional cables. Elektronik, an industry magazine, named the system its Product of the Year for 2001.

03-11 | Infineon concludes a memorandum of understanding with the Winbond Electronics Corp.: Infineon is to license future generations of memory technology to the Taiwanese semiconductor manufacturer. In return, Infineon receives exclusive purchasing rights to the resulting DRAM chips to be produced by Winbond.

03-18 | A new solution is announced for use in automotive navigation and mobile telecommunications. Infineon presents an infotainment system, combining Internet access, telecommunications and navigation with an automatic alarm function. This system can be integrated ex factory into new series of compact cars, all at a low cost.

03-25 | Fiberglass in the fast lane: A new Infineon component doubles the transfer speed of fiberglass segments. The company has also developed the single-fiber transceiver that allows for two-way communications on a single length of fiberglass – one was previously required for each direction of communications. A further special module, of particular use in the fiberglass networks of large urban areas, now makes it possible for large amounts of data to be sent at a speed of up to 10 Gigabit a second over a maximum distance of 10 kilometers.

03-25 | Infineon is constructing the industry's most complex memory chip – and samples are presented of 1-Gigabyte and 2-Gigabyte memory modules. With the new modules, system designers can double the memory capacity from that provided by conventional 256-Megabit components. The new technology improves on memory density, loading times, speed, quality and reliability.

APRIL 2002

04-04 | Infineon is to supply the microcontroller chips for the new health cards that will be distributed throughout Taiwan, beginning in July 2002. In this, Asia's largest health industry project, 22 million Taiwanese will each receive their own personal health cards by the end of 2003.

04-11 | One ticket for all of Germany's cities: Infineon is working on a technical standard that will make it possible to use subways, busses and trams all with the same ticket. The E-ticket, to be used throughout Germany, will adapt to all local pricing systems through non-contact, electromagnetic communication via a special scanning device. Infineon and the German transport association, Verband Deutscher Verkehrsunternehmen (VDV), expect to introduce their solution in mid-2003.

04-25 | Infineon is the world's leader in chips for card applications for the fourth year running. According to a study by Gartner Dataquest, an American market research company, 51 % of all chip cards delivered in 2001 contained an Infineon chip, 4 % more than in the previous year.

04-25 | New delivery agreement with MasterCard: All MasterCard partner and member banks can purchase security chips for bank and credit cards at the same conditions.

04-26 | Infineon introduces the fundamental technology required in intelligent clothing with robust and reliable designs to integrate chips and electronic devices into clothing. Functional prototypes of microelectronic circuits can now be embedded in "smart" textiles that are able to withstand everyday wear and tear.

MAY 2002

05-02 | Infineon reveals plans to collaborate with the Taiwanese memory chip manufacturer Nanya. The two partners will cooperate on research in Dresden to reduce DRAM chip structures from the currently standard 130 nanometers to 90 and 70 nanometers. The companies also plan a 50:50 joint venture, set up to erect a new 300mm chip factory in Taiwan. Infineon will license its 300mm technology to the joint venture for the project. The final contract is to be signed on November 13.

05-16 | AMD, Dupont Photomasks and Infineon agree on the construction of a cooperative center in Dresden for the development and production of the next generation of lithographic masks. The masks carry out an important function in chip manufacturing. In founding the joint venture, the partners aim to reduce costs and speed up future cycles of development.

05-28 | The first meeting of the Infineon Future Forum takes place at the Munich region's Schleißheim hangar in time to celebrate 50 years of industrial semiconductor production in Germany. People of various backgrounds meet for an exchange of know-how, opinions and points of view.

05-31 | Infineon researchers are able to reduce chip conductor line diameters to 40 nanometers without compromising electrical reliability. This proves that structure widths of this magnitude are not doomed to failure by wire resistance. Mass production of this 40-nanometer technology is expected to begin in the year 2010.

JUNE 2002

06-04 | Infineon solidifies its top position on the Japanese broadband market, supplying Sumitomo Electric with chip sets for VDSL broadband network access systems.

06-06 | Potential successor to silicon in chip production: Infineon researchers have been able to grow carbon nanotubes on common silicon wafers. The valuable qualities of nanotubes can thus be used in the development of improved integrated circuits for conventional manufacturing.

06-10 | Order from Hong Kong: An Infineon microcontroller chip will be employed in the new identification cards to be carried by the city's 6.8 million inhabitants. In addition to personal identification data, the cards will contain their holders' fingerprint information.

06-12 | Infineon begins cooperation with Ericsson, acquiring the Swedish telecommunications supplier's chip production unit and thus becoming an important supplier for Ericsson. The two companies also plan to expand their cooperative work on cellular network solutions.

06-13 | By June 2002, Infineon had delivered 7 million Bluetooth chips, which make wireless radio communications possible between different electronic devices. The company now introduces the BlueMoon Universal, an especially small, efficient and energy-saving single-chip Bluetooth, with mass production starting in 2003.

06-18 | Infineon, Agere Systems and Motorola found a joint venture, StarCore LLC. The new company is to work towards the further development and marketing of the Digital Signal Processor (DSP) technology, of importance in mobile telephones, entertainment electronics and communications systems.

06-26 | Infineon has manufactured 2 billion chip card modules to date. After the first billion were produced over a seven-year period ending in 1999, only 30 months were necessary for the second billion. Chip card demand continues to grow.

JULY 2002

07-01 | The 1-Gigabyte memory modules, presented by Infineon as a production prototype, require approximately 60% less mother board space than previous units. The company also introduces a new graphics memory module that improves on 3D applications, and which, using little energy, is suitable for laptops.

07-05 | Fuel efficiency with Infineon chips: Infineon researchers are working on motor and engine control systems that optimize fuel use and car exhaust emissions. According to a study of the Strategy Analytics market research company, Infineon is the world's second largest automotive chip supplier and was able to expand its market share by 16.6% over the past year despite a stagnating market.

07-12 | A way out of the wiring quandary: Infineon solders a logic and a memory chip together, creating a "chip sandwich," shortening the distances between components, and allowing for up to 100 additional conductor lines. Until now, components had been linked serially, making the use of high frequencies in communications technology a very expensive solution. The chip sandwich saves 50% in space and 30% in costs.

07-15 | Infineon links conventional telecommunications systems with new digital networks, using a new multiservice communications processor.

07-30 | AMD, Infineon and UMC agree to cooperate in developing a standardized technology for the production of logic chips with 65 and 45-nanometer structures on 300mm wafers.

AUGUST 2002

08-05 | Infineon begins mass production of 256-Megabit chips, with which mobile devices use half as much energy as with conventional memory components. This increases the battery runtime of personal digital assistants, new-generation cellular phones and digital cameras, making new applications possible.

08-28 | Max Dietrich Kley is appointed to the Supervisory Board upon Dr. Mihatsch's resignation, tendered July 31, for professional reasons. Mr. Kley is subsequently elected chairman of the Infineon Supervisory Board by unanimous vote on August 28.

SEPTEMBER 2002

09-13 | Infineon receives Germany's "Goldene Brücke" public relations award for its future-oriented "wearable electronics" campaign. The jury found that Infineon had presented the complex high-tech subject in clear terms and with great success.

09-20 | The new Agenda 5-to-1 company program is introduced, in which Infineon defines its strategic goals for the next five years. The company endeavors to number among the world's 4 top semiconductor manufacturers by the year 2007. Looking to the future, technical achievements alone will be used less to gauge company development, as Infineon focuses more on technological solutions for individual personal needs.

To the Moon with a Laptop: 50 Years of the Siemens and Infineon Semiconductor History

- 1947: transistors developed in the United States
- 1952: Siemens introduces transistor technology to Germany
- 1954–2000: microchip market blossoms from 5 mn to 200 bn US-Dollar
- 1999: Infineon founded and enters stock market in March 2000
- 2002: Infineon holds 3% market share
- Past 5 years: Infineon numbers among top 10 worldwide

50 years have now passed since Ernst von Siemens announced his plan to build a separate production plant for semiconductor transistors. At the time, no one could appreciate the nature of the development that he was setting into motion. Five years after transistors had been developed in the United States, and six years before Jack Kilby, an engineer, invented the integrated circuit (IC) and thus the microchip, the German semiconductor industry was born. Now, half a century later, the industry can look back on an unparalleled rapid pace of development, both in technological and economic terms. The former Siemens unit continues to be one of the driving forces of progress in the field today. Today, however, we go by the name of Infineon Technologies, after being carved out of Siemens Group and successfully entering the stock market in 1999. Beginning with 30 employees in 1952, Infineon's staff now numbers nearly 30,000 at 29 sites around the world, every sixth of whom is active in research and development.

The higher the performance, the smaller the chips

Between the years 1954 and 2000, the world chip industry's total annual turnover grew 40,000-fold from 5 million to 200 billion US-Dollar, although the market volume dropped back down to approximately 140 billion US-Dollar after the dramatic fall in demand in 2001 and 2002. But no matter how volatile the markets may be, an average of 60 million transistors are now produced each year for every person on the face of the earth. The semiconductor industry has indeed always followed its own special rules. It was an American, Gordon Moore, who discovered the most significant of these in 1965, predicting that the number of transistors used in each integrated circuit (IC) would double approximately every 18 months. Now known as Moore's Law, his postulate was followed up by an important corollary, stating that the capacity of ordinary personal computers (PC) also would double in periods of the same length of time. The entire computational effort required for the first moon landing in 1969 would now equal the capacity of one everyday laptop computer. In fact, 30 years ago, one gigabyte of memory required 700 square meters of space and enough electricity to power an entire village, while the same amount can be housed today in a module the size of two credit cards.

In 1972, one megabit of memory was as expensive as a house

Whether for use in traffic control, telecommunications, information processing or in programmable coffee machines, increasingly smaller and faster active components are now an indispensable part of our everyday lives. This is only possible because prices have not increased in parallel with performance. On the contrary – no other industry has been subject to a comparable erosion of prices. In 1972, 80,000 Euro would have bought either a private house or one megabit of computer memory. Today, a memory unit of that size costs no more than a single piece of chewing gum. Semiconductor companies can keep up with such a continuous fall in prices only by constantly improving productivity – a development in which Infineon has been a pioneer in the industry, time and again.

Nevertheless, there has been no fundamental change in the principles of chip manufacturing in all this time. Microchips continue to be produced using round silicon wafers of ever increasing size for smaller and smaller chips. Whereas 50mm silicon wafers that fit in the palm of one's hand were being used in the early 1970s, Infineon has now become the first DRAM manufacturer in the world to produce chips using pizza-sized 300mm wafers. At the same time, chip structure sizes continue to grow smaller. Today they are only 140 nanometers wide, or 6 millionths of an inch.

There is still no end in sight to this progression – although voices have been predicting the limits of this development ever since the beginnings of the semiconductor industry. Researchers are currently about to hit the threshold of 100 nanometers, a point at which one must take even individual atoms into consideration.

Individual atoms now in the picture – DNA is ideal model

A look at the natural world provides us with an idea of what is to come. DNA is the most elaborate integrated circuit known to us, with a genetic memory capacity of several billion bits. One gene, containing information of approximately one bit in size, is composed of some 20 atoms. If Moore's Law were to remain valid for another 50 years, microchip technology could reach this astounding level sometime in the 21st century.

From the First German Transistor Manufacturer to the Semiconductor Industry's Leader in Technology and Cost-Efficiency

1952
Siemens manufactures Germany's first transistors at a vacuum tube facility in Munich, five years after their invention. 30 employees are active on the project.

1954
Siemens discovers the use of silicon as a basis for manufacturing semiconductors. It later replaces germanium, a more expensive material.

1958
First integrated circuits: numerous transistors, resistors and capacitors are combined onto a germanium chip. Between 1960 and 1988, the number of transistors placed on each chip rises from 10 to 10,000,000.

1963
Siemens begins production of its first integrated circuit (IC).

1973
One megabit of memory costs approximately 80,000 Euro, then the price of a private home. One gigabyte of memory, which in 2002 can be housed in a module the size of two credit cards, requires 700 square meters of space and enough electricity to power an entire village.

1982

Siemens begins 64-bit memory production.

1983

Beginning of the MEGA project; the German industry later sets world standard for 4-megabit memory in 1988.

1985

By the mid-1980s, computer chip components shrink to less than a micron. The chip structures are now only visible with the aid of an electron microscope.

1988

Siemens creates first 4-Megabit DRAM prototype in Munich. Beginning of numerous cooperative agreements for development and production, leading to increasingly powerful memory chips.

1995

In Dresden, Siemens begins production of 16-Megabit, 64-Megabit, and at a later date, 256-Megabit DRAMs.

1999

Infineon emerges from Siemens' semiconductor division.

2000

Infineon is introduced to the stock market on March 13. The new share is quoted both in Frankfurt and New York.

2001

World premiere at Infineon – the high-volume production of 300mm wafers begins at its Dresden plant.

2002

Over the past five decades, Infineon has built up expansive competence and know-how, and over the past five years, has taken its place among the world's top 10 semiconductor companies. Its new goal is to number among the top 4 by 2007 and to double its global market share again to approximately 6 %.

DEVELOP what helps people to get AHEAD.



Mix Business with Pleasure. With Our Solutions, a Flexible Home Office Is Possible.

Who does not dream of working precisely at the most pleasant place one can imagine? For example, within one's own four walls. With our flexible home office solutions, this dream can come true. Secure and quick data connections – Virtual Private Networks (VPN) – provide the basis for the protected high-speed transfer of data between the home and office. This not only allows for increased personal flexibility in your daily schedule. It enables you to spend more time on the important things in life – for example, your partner and family. By the way, data can be accessed wirelessly throughout the home by Wireless LAN. This boosts overall flexibility quite a lot. In the future, home banking can be carried out comfortably from the terrace. Anywhere in the house, e-mails can be downloaded and responded to. Just to make sure there is no lack of fun, numerous multimedia devices can also be regulated using wireless and wireline networks. Like the stereo system, in which radio channels are received via Internet, the desired station and volume can be selected by notebook. In this way, your own home turns into the nicest possible workplace.



WIRELINE COMMUNICATIONS: We are one of the top 3.

WIRELESS SOLUTIONS: We are also ranked among the top 3.

SECURITY AND CHIP CARD ICs: We maintain our number one position.

AUTOMOTIVE AND INDUSTRIAL: We are the second largest provider.

MEMORY PRODUCTS: We move up and are now ranked third.

Moving Ahead on a Solid Financial Basis in the Face of an Economic Downswing

- Revenues fall to 5.21 billion Euro due to decline in demand and prices
- EBIT loss amounting to 1.14 billion Euro attributable to strong pricing pressure
- Research and development expenditures still 20 % of revenues
- Impact: cost positions clearly improved
- Strong cash position of 2 billion Euro, improvement of free cash flow

The ongoing worldwide economic downturn, the far-reaching decline in consumer demand and massive losses on financial markets were the dominant issues impacting the 2002 financial year. In this unfavorable business environment, our customers significantly reduced their demand for our products and services. The strong downward pressure on prices, which had a decisively negative influence on our business results, continued unabatedly in almost all of our market segments. This applied particulary to memory products as well as communications and chip card ICs. On the other hand, our Automotive and Industrial Electronics segment achieved its highest ever revenues.

The consolidated revenues of Infineon Technologies AG decreased by 8 % to 5.21 billion Euro in the 2002 financial year, compared to revenues of 5.67 billion Euro in the previous year. Annual EBIT (earnings before interests, minority interests and taxes) declined to a loss of 1.14 billion Euro, down 11 % compared to a loss of 1.02 billion Euro last year. Infineon's net loss amounted to 1.021 billion Euro, compared to a net loss of 591 million Euro in the 2001 financial year. This included a charge for a valuation allowance for deferred tax assets amounting to 275 million Euro.

Detailed information on operating results and financial positions starting on page 85

We invested 1.06 billion Euro or 20 % of our total revenues in research and development during the 2002 financial year, in order to boost our innovative strength and consolidate our position as technological leader. This compares to R&D expenditures of 1.19 billion Euro in the prior financial year. Sales, general and administrative expenses amounted to 643 million Euro or 12 % of total revenues in the 2002 financial year, down from 786 million Euro in the previous year.

The decline in operational costs can be attributed to the successful implementation of the Impact cost reduction program, which has resulted in cash savings of 2.5 billion Euro since June 2001. It also led to a significant improvement of our financial basis. Our free cash flow – the amount of net cash provided by operating activities reduced by the net cash used in investing activities and excluding the effect of marketable securities – posted a significant improvement, rising to –360 million Euro in the 2002 financial year compared to a negative free cash flow of 1.99 billion Euro in the 2001 financial year. The net cash provided by operating activities improved to 237 million Euro, up from 211 million Euro last year. Our gross cash position – representing cash and cash equivalents, marketable securities and restricted cash – doubled to approximately 2 billion Euro as of September 2002, compared to a gross cash position of 936 million Euro 12 months earlier.

The market outlook presented by Infineon's Management Board can be found on page 110

Wireline Communications

The Wave of the Future: Broadband and Metro Networks

- Further cutbacks in investments by telecom companies
- Revenues decrease to 386 million Euro due to slump in demand
- Downward pressure on prices, lower gross margin: EBIT loss amounts to 245 million Euro
- New products launched, increased market share in almost all segments
- Research and development budget focuses on broadband and metropolitan network solutions

Major crisis in the telecom branch impacts our business results

Our Wireline Communications Business Group develops semiconductors and fiber optics components for the transmission of voice, data and video signals. We offer our customers products for conventional access as well as new, faster broadband access to local network providers (Carrier Access) as well as for Metropolitan Area Networks (MAN) and Wide Area Networks (WAN).

The 2002 financial year was significantly influenced by the serious crisis which continued to affect the entire telecommunications sector. In 2001, total global capital expenditures for telecommunications equipment had already dropped 36 % year-on-year. The unfavorable business environment in which our customers operated was reflected by billions in losses, far-reaching restructuring programs and even in the collapse of large telecommunications companies. The economic downturn led to the cancellation of planned new platforms as well as to widespread cutbacks in investments, which also slowed down the deployment of broadband technologies.

Wireline Communications
(in Euro millions)


800
600
400
200
0
–200
766
386
–93
–245
2001
2002
Revenues
EBIT

For these reasons, total revenues of our wireline segment fell 50 % to 386 million Euro in the 2002 financial year, compared to 766 million Euro in the previous year. At the same time, EBIT declined to a loss of 245 million Euro, following a loss of 93 million Euro the year before. Our business results were impacted by a 50 % decline in customer demand for our carrier access and optimal networking components and a 30 % drop in demand for our fiber optic modules.

Higher market share for carrier access technologies and fiber optic components

Nevertheless, we succeeded in improving our competitive position despite the economic downturn. We successfully launched new products in our market segments and partly even managed to boost our market share. We now have a 6.9 % share of the global chip market for wireline communications solutions, and are ranked third among all semiconductor suppliers in the carrier access segment, which encompasses voice processing, digital and analog modems, ISDN, cable and DSL solutions. We are even world market leader for future-oriented technologies such as 10BaseS/VDSL and conventional traditional access segments such as ISDN and T/E carrier.

Our extensive research and development pipeline poured forth a steady stream of innovative products, often achieving technological breakthroughs. The new products include speedier Internet access via DSL, Ethernet connections using existing telephone lines or high-speed network nodes with 10 Gigabit and 40 Gigabit data throughput.

Our newly-developed "VDSL-A, VDSL-V and 10BaseS" chip set upgrades existing copper phone wires into a high-speed Ethernet data highway for homes and businesses. We were granted the prestigious "Product of the Year" award by the trade magazine Elektronik.

"Product of the Year" made by Infineon

From Day One, we achieved a dominant market position in the Asia/Pacific region with the successful launch of our VDSL/10BaseS solutions. More than 70 major vendors use our solutions, including Huawei Technologies, ZyXEL, Sumitomo Electric, Allied Telesis K.K and Telson. Furthermore, we succeeded in positioning our new integrated ADSL transceiver chip set, which was selected by key accounts such as Europe's Alcatel Group. This chip set enables our customers to produce higher-density ADSL line cards, which allows Internet surfers to gain quicker and more cost-effective network access. We concluded a strategic partnership with US-based Cisco to jointly develop a 10-Gigabit product line to support next-generation metropolitan networks.

Despite the market crisis, telecom carriers continue to upgrade their infrastructures. However, they limit their capital expenditures and operational costs even more, by expanding the performance of existing copper telephone lines. We see the potential for extensive market growth in customers of telecommunications companies increasingly demanding broadband access and on easing current bottlenecks by expanding metropolitan optical networking.

New multimedia services boost market potential

The demands placed on these networks are enormous. Increasingly large amounts of voice and data traffic need to be transmitted over long distances using the systems of different telecom providers. And the number of multimedia services continues to grow, such as fast Internet access, video-on-demand or multi-channel video as well as TV, computer and voice services. All these applications are converged simultaneously into one and the same network, reaching the individual user via a single set top box. These services need to be distributed efficiently in the person's home or apartment. Only then will it be possible to achieve optimal "home networking" which fulfills the needs of these highly-demanding users desiring access to a broad range of services at the same time.

R & D focused on new network solutions

In the past few years, we already committed the lion's share of our research and development expenditures to long-term, high-growth market segments. Considering the promising market potential on the horizon, we will continue to expand our comprehensive portfolio of technologies and systems solutions for broadband access and metropolitan networks.

Wireless Solutions

Our Goal Is to Be Number Two in the Semiconductor Market for Wireless Communications Solutions in 2005

- Acquisition of Ericsson's semiconductor operations
- New solutions for base stations, WLAN networks and Bluetooth
- Revenues decline 9 % to 874 million Euro
- EBIT improves by 54 %, amounting to loss of 82 million Euro
- Expanded customer base in North America and Asia

Infineon ranks among the leading providers of solutions in the chip market for mobile communications. We are one of the very few manufacturers whose semiconductor products encompass almost the entire spectrum of wireless communications, from mobile telephony and Bluetooth to Wireless LAN. For example, we produce all the high-frequency and baseband chips required for mobile phones. However, Infineon has also suffered from the negative consequences of ongoing weak demand and the downward pressure on prices. Demand has been lower in almost all segments than what market analysts originally forecasted. The delay in constructing new UMTS networks and a drop in consumer expenditures, particularly in Europe, Infineon's most important market, have depressed the level of incoming contract orders as well as profit margins.

Wireless Solutions
(in Euro millions)



1,000
800
600
400
200
0
-200
960
874
-178
-82
2001
2002
Revenues
EBIT

For these reasons, revenues decreased by 9 % to 874 million Euro. EBIT improved from a loss of 178 million Euro in the 2001 financial year to a loss of 82 million Euro in the 2002 financial year. These results include a one-time charge of 39 million Euro in connection with the acquisition of Ericsson Microelectronics. Excluding this, the Wireless Solutions Business Group achieved a positive EBIT in the third and fourth quarters of this financial year (April to September 2002). The improved business results reflect the extensive range of measures carried out within the framework of our Impact programs to reduce costs and optimize the efficiency of our processes and structures. In addition, we were successful in launching new products and solutions.

Bluetooth volume sales climb from 0.75 million units to 10 million

We have successfully marketed our systems platforms for GSM and GPRS cellular phones to our core target regions, especially Asia. More than one million of these chip sets, encompassing all required semiconductors and appropriate software, have been sold to date. Our business in Bluetooth chips has also developed favorably, with sales rising from 750,000 units last year to 10 million units during our 2002 financial year. We had an approximately one-third market share for Bluetooth products in the first half of the 2002 calendar year. Following intensive research and development efforts, we launched BlueMoon Universal, the next generation of one-chip Bluetooth solutions, an innovation which will further strengthen our position in the Bluetooth market. Our newly launched products helped to consolidate our position in third generation (3G) solutions for mobile telephony, which is expected to play a dominant role in wireless communications of the future.

In addition to cost-cutting measures and successful product launches, the most important developments during the past financial year were the two far-reaching cooperation agreements concluded with Ericsson as well as with Agere and Motorola.

Infineon acquired Ericsson Microelectronics, the company's core semiconductor operations, within the framework of a long-term strategic cooperation agreement with Ericsson which was signed in June of 2002. Ericsson Microelectronics ranks among the leading manufacturers of microchips used in mobile telephony base stations, Wireless LAN networks and Bluetooth applications. The agreement also encompasses joint developmental work for 2.5G and 3G solutions for mobile communications. At the same time, Ericsson has become an important customer for Infineon's products and solutions integrated into mobile phones and network infrastructure.

Partnerships for cutting-edge technologies

The new StarCore LLC joint venture established in the middle of 2002 links Agere, Motorola and Infineon, three leading providers in the logic IC market, and merges their capabilities in developing and marketing Digital Signal Processors (DSP). For example, these semiconductors enable the compressed transmission of digital music and video files via mobile telephony. We are working together with our partners to develop a standard for DSP and establish it on the marketplace. We are taking a fundamentally different approach from that of our competitors, in that StarCore will be a business model which can be applied by other companies as well. This means we will license new, jointly developed technologies to customers. In the same way as Agere, Motorola and Infineon, they will be able to integrate these technologies in manufacturing their own products.

Both partnerships complement our own product portfolio and deepen our technological know-how in future high-growth markets. For example, demand for DSP will increase significantly due to the expansion of GPRS as well as the launch of UMTS networks. We will soon benefit from the return on investment arising from the acquisition of Ericsson Microelectronics, which we financed in the form of shares. The acquired know-how will be the basis for consolidating our position as a reliable supplier to global electronics and telecommunications companies. These firms no longer simply purchase huge volumes of individual semiconductor components, but increasingly demand comprehensive communications solutions from their partners. We will continue to develop our solutions competences by expanding our cooperation with other Infineon business groups and customers. For example, we will work more closely with our Automotive and Industrial Electronics segment, in order to develop new telematics and infotainment systems. Furthermore, our Wireless Solutions segment will merge with our Security and Chip Card ICs operations to form the newly established Secure Mobile Solutions Business Group.

Strategic cooperation complements solutions portfolio

In the second half of the financial year, our wireless communications business was once again making a profit in the face of a difficult business environment. This achievement demonstrates that we have made considerable progress and are moving ahead in the right direction. The ambitious goals of our Agenda 5-to-1 program can be achieved by intensifying our efforts in the Asian and North American regions, which have more favorable growth perspectives than the European market. And we will continue to promote our solutions business. We are convinced that our strategy will lead to a renewed increase in revenues and a good return on our investments. The goal which we have set for ourself is to become the second largest worldwide manufacturer in the field of wireless communications by the year 2005. In addition, we want to achieve at least the same EBIT margin as we did in the period preceding the industry-wide crisis in the semiconductor sector.

Our goal is to further improve our EBIT margin

Security and Chip Card ICs

Further Expansion of Long-Standing Market Leadership for Trusted Security Solutions

- Number one supplier of chip card ICs for the fourth consecutive year
- Revenues decline 28 % to 421 million Euro due to weak SIM demand
- EBIT amounts to a loss of 52 million Euro, attributable to weak demand and strong pressure on prices
- Infineon's security technologies integrated in major global projects
- Sesames Award for Best Technological Innovation once again given to Infineon

Security and Chip Card ICs
(in Euro millions)



600
500
400
300
200
100
0
-100
588
421
27
-52
2001
2002
Revenues
EBIT

As the worldwide market leader in the chip card ICs segment, we are experts when it comes to digital security. Our products not only contribute to making many aspects of modern life more secure, but also more comfortable. They are used in fields such as telecommunications, finance, health care and identification purposes, e-commerce, m-commerce and transportation.

Infineon has been ranked as the number one provider worldwide of chip card ICs for the fourth consecutive year. We expanded our competitive edge, boosting our market share to 51 % when measured in terms of volume. Market research institute Frost & Sullivan recognized our leading position in the development and marketing of chips for card applications, bestowing its "Market Engineering Leadership Award 2002" on Infineon.

Generally speaking, the market for chip card ICs developed unfavorably during the last financial year. The extensive inventories of chips in the hands of our customers led to an enormous downward pressure on chip prices. For this reason, revenues in this segment dropped considerably in the 2002 financial year, falling to a level of 421 million Euro compared to 588 million Euro in revenues achieved during the 2001 financial year. EBIT amounted to a loss of 52 million Euro. In the mid-term, we anticipate a recovery in the market for security and chip card ICs, which is expected to result in an increase of revenues for the 2003 financial year. We believe no other company can match Infineon's competitive standing and ability to fulfill customer demand for hardware-based security solutions. The Security and chip card ICs segment is being merged with our Wireless Solutions segment to form the newly-established Secure Mobile Solutions Business Group. This is designed to more extensively link and exploit the existing solutions know-how within the company.

Our security solutions have gained worldwide popularity

In the 2002 financial year, we were able to significantly improve our market position in the USA and Asia, the world's two highest growth markets. We also won a series of major customer accounts. Our security controllers are the main component of chip cards which the US Defense Department is providing to all its employees. The government of Hong Kong has also selected the state-of-the-art technology supplied by Infineon to launch a new smart card ID. In Taiwan, 22 million people will be provided with a new national health care pass by the end of 2003. In this case, Infineon is serving as an important supplier of security controllers. Furthermore, our security technologies are integrated in all crucial reference projects being implemented throughout the world in connection with preparing the launch of the so-called chip card ID. These are identification documents distributed in the form of chip cards.

Internet and mobile communications have opened up a broad range of possibilities and perspectives. As a consequence, individuals can shape their own job and leisure activities in a more comfortable and flexible manner than ever before. However, this increases the threat of abusing personal data. The challenge is to close the security gaps in our virtual worlds, and develop trustworthy solutions. One example is our Trusted Platform Module (TPM), the world's first integrated security circuit for all typical computer platforms. It is manufactured in accordance with the guidelines developed by the Trusted Computing Platform Alliance, whose goal is to enable more secure communications and interaction on the Internet through new security modules. TPM establishes the fundamental pre-requisite for trusted and successful e-commerce and m-commerce transactions. Integrating this technology in a PC platform is only the first step towards expanding the range of applications in other fields, for example in mobile phones or PDAs. In particular, applications for wireless communications technologies such as Wireless LAN or UMTS will only be successful in the long term if they are developed on a trusted communications platform.

Trusted technologies for modern-day life

Thanks to our products, life outside of virtual reality is also becoming more secure and comfortable. We are currently developing the contactless chip card in cooperation with Sony. This enables information to be transmitted to a scanning device without physical contact. For example, it is conceivable that one day people will be provided with electronic tickets for public transportation or company IDs, allowing them to gain authorized access by simply walking by. The microcontroller developed for this chip card was once again honored with the Sesames Award, being named as Best Technological Innovation in 2002. This was bestowed upon Infineon in November 2002 on the occasion of the Cartes 2002 trade fair held in Paris.

Our joint venture company Ingentix has been extremely successful positioning itself in the market for memory products used in MultiMediaCards. We have considerably expanded the security standards for flash memory cards within the framework of a cooperation agreement concluded with Hitachi, Matsushita, ScanDisk and Toshiba. These multimedia cards store images, sounds and texts in cellular phones, digital cameras, PDAs or PCs.

Identification and payment are two further market segments with a particularly high growth potential for the future. Large-scale projects are being implemented for electronic identification, government-issued IDs for citizens and health care passes. In addition, security controllers will be integrated into credit cards of the future to significantly boost the security level of this form of payment. As the market leader, we are prepared to face the new challenges on the horizon. As the technology and innovation leader, we aim to continue being the main company impacting this market and fulfilling the needs of our customers.

Lucrative card market for identification and payment

Automotive and Industrial Electronics

Semiconductor Market for Cars and Industrial Products Remains the Most Stable in the Industry Sector

- Revenue increase of 48 million to a record level of 1.2 billion Euro
- Positive EBIT of 111 million Euro, down 22 % from the previous year
- Rise in market share to 8 % despite economic downturn
- Industrial products win German Innovation Award
- Infineon solutions for motor vehicles already impact today's Technology Lifestyle

Today semiconductors worth 200 Euro already in every new car

Semiconductors are an integral aspect of modern-day automobiles. A variety of chips are responsible for controlling a broad range of functions, from air conditioning, adjusting the position of seats and activating airbags to managing the car's engine and transmission systems. The market for such components is one of the most stable within the semiconductor industry. For one thing, automobile production is characterized by only small-scale fluctuations, even during an economic downswing. In addition, the number of electronic components built into motor vehicles continues to climb. Today, the value of semiconductors built into cars is 200 Euro on average, and is expected to climb continually. For this reason, the revenues of our Business Group Automotive and Industrial Electronics rose once again, although automobile production declined by approximately 4 % in Germany, our most important market. According to one market study, we are ranked the undisputed number one in Europe in supplying semiconductors for automobiles, and second on a global basis.

Up to 30 % lower energy consumption

The Industrial Electronics segment is responsible for supplying electricity, both on a large and small scale. High-performance electronics equipment enables the reliable regulation of high-energy flows in transformer stations, high-speed trains, wind-driven power stations and industrial machinery. Semiconductor-based solutions are being used more than ever before, and the market for them continues to grow. Semiconductors also regulate the power supply for mother boards in personal computers and in mobile devices, for example in network components for laptops. As technological leader, we have been given prestigious prizes. The German Innovation Award was awarded to us during the 2002 financial year for our CoolMOS and IGBT semiconductor product lines. They are transistors which precisely regulate high-power flows. In the future, billions of them will be integrated into automobiles, household appliances, mobile telephones, industrial engines and personal computers – enabling these devices to use up to 30 % less energy.

Automotive and Industrial Electronics
(in Euro millions)



1,200
1,000
800
600
400
200
0
1,153
143
1,201
111
2001
2002
Revenues
EBIT

Revenues of the Automotive and Industrial Business Group climbed to a record level of 1.2 billion Euro in the 2002 financial year. Due to the enormous downward pressure on chip prices, EBIT fell to 111 million Euro. In addition to the successful measures implemented within the framework of the Impact program, we could reduce our costs in this Business Group through the transition to smaller chip geometries as well as the increased application of larger-sized wafers in production. As originally planned, the manufacturing facility in Pretzfeld, Germany was closed down, whereas capacity was expanded at the plant in Cegled, Hungary.

In the 2002 financial year, we once again won numerous tenders or so-called "design wins" in this segment, attracting a number of new customers in the USA and in Japan. The growing range of our systems solutions as well as the technological and cost leadership were the decisive factors for our success.

We could further strengthen our market position in the Automotive and Industrial Business Group. Our global market share for automotive applications increased from 7.3 % to approximately 8 %, although overall demand declined by 2.1 %. We also boosted our market share in industrial electronics despite slow growth in investments for capital equipment. In this way, we have achieved an outstanding basis in all three technological segments – power ICs, sensor technology and microcontrollers – from which to take advantage of upcoming economic recovery.

Excellent starting position for power ICs, sensor technology and microcontroller segments

The power ICs segment was not only responsible for winning the German Innovation Award, but was also economically successful. For example, our world market share for electricity transformers used in mother boards climbed to 22 %. The so-called DC/DC electronic components are suited for the increasingly high amounts of energy required by computer processors, operating at an outstanding level of efficiency and with minimal heat dissipation.

We integrated the sensor technology segment into the Business Group and restructured it during the 2002 financial year. We are focusing our business activities on magnetic field, pressure and temperature detectors for automobile applications, ensuring access to an important growth market. For example, as of 2003, US legal regulations will require an ongoing monitoring of tire pressure. Electronic systems will warn the driver when pressure drops, thus significantly increasing road safety.

Infineon solutions transform a car into a mobile living room

In the microcontroller segment, we succeeded in creating demand on the part of automobile manufacturers for our newly developed 32-bit TriCore microcontroller. TriCore enables the most advanced direct injection processes as well as innovative concepts for transmission and engine management. System costs are optimized by a ten-fold increase in computing power in comparison to the conventional 16-bit technology. The highly integrated components are extremely important for the functioning of the vehicle's information and entertainment programs. The crucial pre-requisite for a cost-effective infotainment system in an automobile is the combination of numerous interfaces located on a tiny space, from navigation devices, mobile phones and PDAs to CD/DVD and radio with Internet access.

Automotive electronics have a high potential when it comes to Infineon's new vision of the future, namely the Technology Lifestyle of the Individual. A person's car is increasingly influencing his individual lifestyle. As a "mobile living room," it is being equipped in a much more personal manner. Electronics are already playing a growing role during the design phase for new motor vehicles – equipped with safety features, functions for personal convenience and user-friendly interfaces between people and the machinery. We are already at the forefront of this trend, offering cleverly-developed semiconductor solutions for infotainment systems.

Memory Products

Ensure Technological and Cost Leadership as a Basis to Drive Market Consolidation Forward

- Increased market share, ranked number three in DRAMs
- Revenues rise 16 % to 1.84 billion Euro despite price decline at year's end
- EBIT loss amounts to 616 million Euro, improvement of 315 million Euro
- Higher capacity and productivity in growing market
- Expansion of global DRAM production network with Winbond and Nanya

The global market position of our Memory Products Business Group was further strengthened during the 2002 financial year. We established ourselves as the technological and cost leader for memory chips and laid the groundwork to emerge as the winner of the consolidation process taking place in the DRAM market. We continually optimized our production processes, implemented important development projects and launched new products. At the same time, we resolutely pursued our three fundamental goals: boosting productivity, reducing costs and raising our profit margin. A study carried out by market research institute iSupply confirms our success. As of the end of June 2002, we had increased our global market share for memory chips to 13.7 %, and are now ranked as the world's third largest DRAM manufacturer.

Average per megabit prices declined by 30 %

The decisive factor contributing to our increased market share in the 2002 financial year was our success in boosting sales of memory chips. Measured in megabits, the volume of chips we sold climbed by more than 60 %, whereas the total memory chip market in megabits expanded by approximately 55 %. As a result, revenues of our Memory Products Business Group rose 16 % to 1.84 billion Euro. However, despite a further growth in demand during the course of the 2002 financial year, the average per megabit prices for memory chips fell once again, declining by 30 %. At certain times, the per-unit prices were up to two Euro below our total production costs. Despite an extremely difficult and cyclical business environment, the increase in revenues along with cost reductions attributable to our Impact program and lower inventory write-downs helped to improve EBIT by more than a third, reducing the loss before interests, minority interests and taxes to 616 million Euro.

Memory Products
(in Euro millions)


2,000
1,500
1,000
500
0
–500
–1,000
1,588
1,844
–931
–616
2001
2002
Revenues
EBIT

We have set new industry-wide standards in the 2002 financial year with the successful ramp-up of the innovative 300mm production technology at our new facility in Dresden. Infineon is the first manufacturer in the world to launch the high-volume production of DRAMs on silicon wafers with a diameter of 300mm. At the same time, we managed to increase the productivity of our conventional 200mm factories, so that we were able to boost chip capacity by a total of 40 % in comparison to the previous year. Furthermore, our fabrication technologies were further improved. At the end of September 2002, more than 70 % of our production had made the transition from 0.17-micron to 0.14-micron chip structures. In addition, we have implemented 0.11-micron technology, and are developing the next generation of chip structures, namely 90-nanometer technology.

Raising 300mm production capacity and reducing chip geometries are the basis for further expanding our technological and cost leadership and ensuring long-term competitive advantages.

The products we initially launched during the past financial year targeted markets with higher margins. Following the launch of a new Double-Data-Rate (DDR) chip set by market leader Intel, our customers increasingly demanded DDR memory chips, which are more efficient and powerful than conventional DRAM products. By the end of 2002, more than 80 % of our facilities will have been converted to the production of DDR chips. In addition to the 128-Megabit chip, our product line has been extended to encompass two new profitable DDR-DRAM products, namely 256-Megabit and 512-Megabit chips. These are manufactured in a cost-effective manner with our advanced 0.14-micron technology. Their high-density memory enables us to achieve favorable prices on the world market.

Market success of profitable Double-Data-Rate chips

In addition to Graphics-DRAMs, we have considerably expanded our product line of Speciality-DRAMs. PDA manufacturers quickly accepted our Mobile-DRAMs with 128-Megabit and 256-Megabit memory, due to their low electricity consumption. We have also jointly developed the 256-Megabit RLDRAM (Reduced Latency DRAM) together with US-based Cisco. This chip is particularly suitable for network and cache applications.

Newly concluded partnerships for production as well as research and development purposes have further strengthened our competitive standing in terms of market share and costs. The most important agreements include our combined licensing and purchasing cooperation with Winbond Electronics as well as our joint work with Advanced Micro Devices (AMD) and DuPont Photomasks to develop and produce lithographic photomasks. In addition, we will cooperate with Nanya in technological development and 300mm production. We will further expand our product range on the world market on the basis of additional strategic partnerships with Cypress and Micron Technology to develop a Cellular-RAM, as well as cooperating with EMS in the field of speciality memory chips.

Numerous new global cooperation agreements

With these and future partnerships, as well as by diversifying the spectrum of products we offer, also when it comes to non-volatile memory chips, we will further expand our position in high-growth and high-margin segments. As a comprehensive manufacturer of standard and speciality memory products, our aim is to increase our worldwide market share to over 20 % by the year 2005.

We aim to increase our global market share to over 20 % by 2005

One of the main pre-conditions that need to be fulfilled in order to achieve this ambitious goal is ensuring our long-term technological and cost leadership by relying on successful strategic partnerships and by resolutely pursuing our production strategy. We are on an optimal path. As soon as we have introduced the production technology required for 0.11-micron chip structures and further increased the output of our 300mm wafer DRAMs, we will be in a position of increasing the total volume of memory chips which we sell in the near future by an additional 70 %. At the same time, these steps will enable further cost reductions of up to 40 %.

Quarterly Development of Revenues

Financial Year 2002 – in Euro Millions

Wireline Communications


300
200
100
0
83
96
103
105
October – December
January – March
April – June
July – September

Security and Chip Card ICs


300
200
100
0
82
90
120
129
October – December
January – March
April – June
July – September

Wireless Solutions


300
200
100
0
206
208
211
249
October – December
January – March
April – June
July – September

Automotive and Industrial Electronics


300
200
100
0
274
299
308
321
October – December
January – March
April – June
July – September

Memory Products


600
500
400
300
200
100
0
285
585
545
429
October – December
January – March
April – June
July – September

Infineon Group


1,400
1,200
1,000
800
600
400
200
0
1,034
1,385
1,404
1,384
October – December
January – March
April – June
July – September

The basis for the diagrams are uncertified consolidated quarterly figures in accordance with Infineon's corporate structure at the end of the 2002 financial year. Deviations in the totals due to differences arising from rounding off the figures are possible. The consolidated statements for Infineon Technologies AG takes account of the business groups, as well as other operating segments and corporate operations.

DEMONSTRATE,
what one can really do.



Your Child Should Feel Just as Safe in the Car as at Home. That Is Why We Have Developed Convincing Solutions.

Driving safely and securely is the best you can wish for – especially if your children are sitting in the car. A good reason for Infineon to provide future-oriented solutions to support automobile manufacturers in their efforts to develop safer vehicles. One such solution is based on our micro-controllers and regulates the electronic monitoring systems. They regularly check key functions such as the engine, brakes and tire pressure. They also keep a careful eye on airbags, ABS and ESP. The driver is warned by the monitoring system in case any malfunctions or breakdowns arise. Infineon also offers a convincing "infotainment concept" which not only enables people to travel safely but also to be relaxed when driving. It navigates you to your destination – comfortably and without any detours. Furthermore, our FingerTIP™ sensor gives you a comforting feeling – because it identifies the driver when he gets into the car, and clearly assigns stored data to this person, such as his name, blood type or allergies. In case of emergency, this data can be downloaded by emergency services. In this way, you always have the security you require when travelling by car.



SUPERVISORY BOARD: New Chairman since August 2002.

CORPORATE GOVERNANCE: Infineon develops its own Code.

ANNUAL REPORT: Semiconductor industry crisis leads to decline in revenues and EBIT.

NOTES: Comprehensive explanation of business results.

CALENDAR: Annual Shareholders' General Meeting on January 21, 2003 in Munich.

Report of the Supervisory Board



MAX DIETRICH KLEY, Chairman of the Supervisory Board

Dear Shareholders!

In the 2002 fiscal year, which was an extremely difficult one for the company, its employees and investors, a particularly intensive dialogue took place between the Management Board and the Supervisory Board. In the meetings held during the period under review, the Management Board fully informed the Supervisory Board about business developments, the financial situation of the company and its separate business groups, as well as about financial and investment planning. Furthermore, the Management Board submitted detailed quarterly reports in written form to the Supervisory Board. In the time between these respective meetings, the Chairman of the Supervisory Board was continually informed about important developments and decisions made by the Management Board.

Difficult business environment in the semiconductor branch impacts work of Supervisory Board

The difficult situation prevailing in the semiconductor market and the ongoing deterioration in demand were the most important issues which dominated the discussion and work of the Supervisory Board. Almost all of Infineon's market segments, in particular memory chips, continued to suffer from an enormous downward pressure on prices. As a response to the crisis in the semiconductor industry, the Management Board, with the approval of the Supervisory Board, initiated the Impact cost reduction program in July of 2001. Its main goal was to quickly ensure and make a lasting improvement in the liquidity of the company. The Management Board informed the Supervisory Board about the successful implementation of this program and also about the goals of the follow-up program entitled Impact². This program is designed to optimise the structures and processes of the company in order to continually improve and maintain the long-term competitiveness of all business segments. The Supervisory Board supports the measures and has given its support to the Management Board in its continuing efforts to quickly and comprehensively adapt the company's business operations to the dynamic changes in the market environment.

Infineon further developed its corporate strategy in response to changing market conditions. Its "Agenda 5-to-1" defines the company's goals for the years ahead. The Supervisory Board discussed the new strategic approach of Infineon focusing on the company transforming itself into a solutions provider. The Supervisory Board approves of this strategy, which should be resolutely pursued. However, Infineon's top priority must be to once again operate on a profitable basis. We will actively accompany and support Infineon on the path it has chosen to take, and monitor its progress towards achieving its defined goals. The Supervisory Board was also informed about the development of companies acquired during the year under review, including how they were integrated into Infineon's worldwide group. The Campeon project, involving the construction of a new corporate headquarters for Infineon, was discussed in detail at different meetings and granted the approval of the Supervisory Board. Campeon is tailored to the requirements of a technologically innovative company which is particularly dependent on the creativity of its employees. It is designed to make a lasting improvement in the working environment and the communications taking place among employees.

A total of 10 meetings of the Supervisory Board and various committees took place

Five meetings of the Supervisory Board took place during the year under review. Resolutions were passed by the Supervisory Board both at the meetings and also by way of the circulation of written proposals. The Executive Committee met once during the year under review. Additionally it passed a number of resolutions on changes to the Articles of Association by way of written proposals circulated to the committees members. The Investment and Finance Committee met four times during the year under review. Furthermore, resolutions concerning transactions requiring formal approval were passed by way of the circulation of written proposals. The main items dealt with at the meetings of the Committee were the preliminary examination of the financial statements, the discussion of the audit report with the auditor, ongoing monitoring of investment planning and the evaluation of transactions requiring formal approval, in particular the acquisition of Ericsson Microelectronics AB.

There was no occasion for which it was required to convene the Mediation Committee formed pursuant to Section 27(3) of the German Codetermination Act (Mitbestimmungsgesetz).

Approval of financial statements and consolidated statements

KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungsgesellschaft, the auditors of Infineon Technologies AG, have audited the following documents and endorsed them with an unqualified auditors' certificate: the financial statements of Infineon Technologies AG for the year ended September 30, 2002; the consolidated financial statements of the group prepared in accordance with the provisions of U.S. GAAP applying the exemption provision of Section 292a of the German Commercial Code (HGB); and the combined report of Infineon Technologies AG and of the Infineon group.

We, the members of the Supervisory Board, have also examined these documents ourselves. KPMG's reports on the audit of the financial statements were presented to all members of the Supervisory Board. The documents and reports were discussed initially in detail at the meeting of the Investment and Finance Committee on November 6, 2002. They were also discussed in detail at the meeting of the Supervisory Board to approve the statements, which was held on December 3, 2002 in the presence of the auditors. At this meeting, the Management Board reported in detail about the scope, main points, and expenses of the audit of the statements. We found no grounds for objection and agree with the results of the audit by KPMG. In this regard, the Supervisory Board has approved the financial statements prepared by the Management Board and they are therefore to be considered as final.

The report on relationships with affiliated companies was examined and also granted an unqualified certificate by the auditors. The auditors confirmed that the facts stated in the report are correct, that in the legal transactions mentioned in the report the company's performance was not misrepresented; that any possible disadvantages were offset; and that there is no reason to evaluate the measures outlined in the report in any other way than the way in which they have been evaluated by the Management Board. We, the Supervisory Board, have also examined the report ourselves. The final result of our examination of the report is that we have no objections to the concluding statement of the Management Board, and we agree with the result of the auditors' examination.

Changes in the Supervisory Board, election of new Chairman

Dr. Eberhard Rauch resigned his seat on the Supervisory Board effective December 31, 2001. Dr. Volker Jung, Heinz-Joachim Neubürger and Prof. Dr. Claus Weyrich all gave up their positions on the Supervisory Board effective January 22, 2002 at the shareholders' annual general meeting. At this meeting, in accordance with the proposals submitted by the Supervisory Board, the following people – Dr. Stefan Jentzsch, Karl Heinz Midunsky, Dr. Peter Mihatsch and Dr. Martin Winterkorn – were appointed as successors to the Supervisory Board members who had retired from their positions and will serve their remaining terms of office, acting as representatives of the shareholders on the Supervisory Board. During the ensuing meeting of the Supervisory Board which was held following the annual general meeting, Dr. Peter Mihatsch was unanimously elected to serve as Chairman of the Supervisory Board.

Mrs. Sibylle Wankel also resigned her seat on the Supervisory Board as of May 31, 2002. Mr. Wolfgang Müller was legally appointed by the court to be her successor as a member of the Supervisory Board, to serve as the representative of company employees. Dr. Peter Mihatsch resigned from his position as a member and Chairman of the Supervisory Board of Infineon Technologies AG effective at the end of the day on July 31, 2002.

Through a formal order of the court passed by Munich District Court on August 16, 2002, Mr. Max Dietrich Kley was appointed to replace Mr. Mihatsch as a member of the Supervisory Board. Through a resolution passed by way of the circulation of written proposals, Mr. Max Dietrich Kley was unanimously selected on August 28, 2002 to be the new Chairman of the Supervisory Board.

We would like to thank all the outgoing members for their committed and responsible work while serving the Supervisory Board.

Munich, December 2002
On behalf of the Supervisory Board

Max Dietrich Kley
Chairman of the Supervisory Board

Shareholder Representatives

- **Max Dietrich Kley**
  Chairman of the Supervisory Board,
  Deputy Chairman of the Management Board of BASF AG
- **Dr. h.c. Martin Kohlhaussen**
  Deputy Chairman
  Chairman of the Supervisory Board of Commerzbank AG
- **Dr. Joachim Faber**
  Member of the Management Board of Allianz AG
- **Dr. Stefan Jentzsch**
  Member of the Management Board of Bayerische Hypo- und Vereinsbank AG
- **Karl Heinz Midunsky**
  Corporate Vice President and Treasurer of Siemens AG
- **Univ.-Prof. Dr.-Ing. Ingolf Ruge**
  Professor at the Technical University Munich
- **Dr. Martin Winterkorn**
  Chairman of Management Board of Audi AG
- **Dr.-Ing. Klaus Wucherer**
  Member of the Management Board of Siemens AG

Employee Representatives

- **Alfred Eibl**
  Deputy Chairman
  Member of the Works Council, Munich Balan-/St.-Martin-Strasse
- **Ender Beyhan**
  Member of the Central Works Council
  Member of the Works Council, Munich-Perlach
- **Johann Dechant**
  Deputy Chairman of the Works Council, Regensburg-West
- **Heinz Hawreliuk**
  Head of the Company Codetermination Department IG Metall
- **Klaus Luschtinetz**
  Chairman of the Central Works Council
  Chairman of the Works Council, Munich Balan-/St.-Martin-Strasse
- **Wolfgang Müller**
  Director of Organisation; IT Industry, IG Metall Bavaria
- **Michael Ruth**
  Vice President, Business Administration, Secure Mobile Solutions
- **Gerd Schmidt**
  Deputy Chairman of the Central Works Council
  Chairman of the Works Council, Regensburg-West

Corporate Governance – Our Holistic Approach

- Infineon Code tailored to our business operations
- Integrated, holistic concept designed to translate our new vision and mission into reality
- Corporate Governance Manager reports directly to the Management Board and the Supervisory Board

Corporate Governance means accepted standards of good and responsible corporate leadership. Comprehensive information about Infineon's Corporate Governance system is provided on our website at www.infineon.com as well as at the annual general meeting on January 21, 2003. Our Corporate Governance system applies to the entire company. It is tailored to our business activities and our identity: Infineon develops, manufactures and sells the most advanced semiconductor solutions and services, in which we achieve industry-wide leadership in innovation and customer orientation. Our top priority is orienting our operations to the needs of our customers, in order to provide an added value from which our customers, shareholders and employees benefit.

All corporate values, processes and goals are guided by the Infineon Corporate Governance Concept

The Management Board and Supervisory Board of Infineon consider Corporate Governance to be an integrated, holistic approach which encompasses all corporate values, processes and goals serving our corporate mission. Corporate Governance includes standards for internal controlling as well as guidelines for corporate ethics in a competitive environment, the so-called "Business Conduct Guidelines". The guidelines which deal with management responsibilities and control functions are also part and parcel of the standards we adhere to. We have appointed a Corporate Governance Manager, who will report directly to Infineon's Management Board and Supervisory Board. A core aspect of our concept is a specially-developed Infineon Corporate Governance Code, which is specifically adapted to the demands of the business environment in which we operate.

Infineon adheres to German and U.S. guidelines

Infineon already is fully compliant with all the recommendations which have been put forward by the federal government's Panel on Corporate Governance in the form of the "German Corporate Governance Code", as well as the guidelines documented in U.S. capital market regulations. Moreover, Infineon has gone a step further, setting additional goals for itself in the form of even stricter rules designed to ensure best practices in proper corporate leadership and supervision:

- We provide comprehensive and open information about the company to our shareholders and the general public. We want to maintain and expand our leading position in corporate reporting and disclosure.

- We aim to facilitate the exercise of our shareholders' rights as much as possible, particularly at the annual general meeting. We are making use of the Internet to accomplish this goal.

- We want to further intensify the cooperation and consultations taking place between the Management Board and Supervisory Board. On the one hand, we are deeply convinced that the German system of separating company management from the supervisory and control functions provides an optimal basis for effective Corporate Governance. On the other hand, we will only be able to achieve our goals by ensuring cooperation and the exchange of expert advice and consultations between the Management Board of Infineon and the company's Supervisory Board. For this reason, we will do everything in our power to maintain and promote a constructive atmosphere, open discussions and mutual respect.

- Creating added value for our customers can only be achieved by competent and committed people. Both the Management Board and Supervisory Board of Infineon Technologies consider it to be their joint responsibility to attract and keep the most capable employees for the company.

Ongoing evaluation of guidelines

The Management Board, Supervisory Board and top managers are responsible for ensuring that our Corporate Governance rules and regulations are actively lived, adhered to and accepted. We will continually evaluate and further develop these guidelines. In this way, we aim to achieve the goals we have set for ourselves - and to rank among those companies with the best Corporate Governance systems.

Operating and Financial Review

Disclaimer

This discussion of our consolidated financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes, as well as the other financial information included elsewhere in this annual report. Our audited consolidated financial statements have been prepared on the basis of a number of assumptions, as more fully explained in Notes 1 (Description of Business, Formation and Basis of Presentation) and 2 (Summary of Significant Accounting Policies) to our audited consolidated financial statements appearing elsewhere in this annual report.

This report combines the operating and financial review of Infineon Technologies AG as a part of the global development, manufacturing, sales and marketing network of Infineon group, with the operating and financial review of the Infineon group as a whole.

This operating and financial review contains forward-looking statements. Statements that are not statements of historical fact, including expressions of our beliefs and expectations, are forward-looking in nature and are based on current plans, estimates and projections. Forward-looking statements are applicable only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading "Risks and Opportunities" and other factors to be found elsewhere in this annual report.

Graphs and charts, including their annotations, serve as illustrations and are not part of the operating and financial review.

Infineon Technologies AG designs, develops, manufactures and markets a broad range of semiconductors and complete systems solutions used in a wide variety of microelectronic applications, including computer systems, telecommunications systems, consumer goods, automotive products, industrial automation and control systems, and chip card applications. Our products include standard commodity components, full-custom devices, semi-custom devices and application-specific components for memory, analog, digital and mixed-signal applications. We have operations, investments and customers located mainly in Europe, Asia and North America. The financial year-end for Infineon is September 30.

Key Developments During the 2002 Financial Year

Overview

In 2002, Infineon operated in a difficult market environment characterized by unfavorable global economic conditions, a significant continued downturn in the semiconductor industry and strong pricing pressure in most of our business segments, in particular memory products. The following are the key developments in the 2002 financial year:

- Decline in revenues and EBIT, improvement in memory products
- Infineon boosts market share
- Significantly improved liquidity
- Success of "Impact" cost reduction program
- Launch of "Impact^2" process optimization drive
- Streamlined procurement
- Ongoing R&D investments for innovative products
- Continued commitment to strategic R&D partnerships
- Acquisition of Ericsson Microelectronics strengthens Wireless Solutions
- New strategic alliances
- Streamlining of business portfolio through divestitures of non-core activities
- Ongoing improvements in production

Unfavorable Global Economic Conditions

In 2001, the global economy was characterized by a broad-based recessionary trend for most of the year, intensified by the tragic events of September 11th. In the first quarter of 2002, expectations for growth were accompanied by widespread optimism about the strength of the U.S. economy and a significant rise in key economic indicators. Increasingly favorable U.S. economic conditions led to an improvement of the economic situation in other parts of the world, particularly in the Asia/Pacific region. However, the U.S. economic recovery lost momentum in the second and third quarters of 2002. The initial optimism was replaced by a broad-based pessimism and fears of a "double dip" recession. The global economy was characterized throughout the year by declining telecommunications

World economic growth
in %


5
4
3
2
1
0
2.2%
3.0%
3.9%
1.1%
1.7%
1998
1999
2000
2001
2002*

Status: October 2002
* calendar year estimated
Source: International Monetary Fund

The world economic growth in 2002 was also too low to drive any substantial expansion of the semiconductor market.

Semiconductor market
in U.S. dollar billions


250
200
150
100
50
0
128
149
204
139
142
1998
1999
2000
2001
2002*

Status: October 2002
* calendar year estimated
Source: WSTS

After the most significant semiconductor market downturn in 2001, demand and prices remain at a low level.

and PC markets, coupled with large-scale cutbacks in capital expenditures across a broad spectrum of industries, particularly in the telecommunications sector. The prevailing interest rates did not provide sufficient stimulus for recovery. The world economic growth rates of 1.1 percent in 2001 and 1.7 percent (as estimated by the International Monetary Fund) in 2002 were too low to drive any substantial expansion of the semiconductor market.

Difficult Market Environment and Strong Pricing Pressure

In the 2001 calendar year, the semiconductor industry posted the most significant market downturn in its history, with sales declining approximately 32 percent compared to the 2000 calendar year, according to WSTS (World Semiconductor Trade Statistics). In the 2002 calendar year, overall customer demand and price levels remained at a low level. For example, the average selling price for 128-Mbit DRAM declined from $ 15.00 in September 2000 to $ 1.45 in September 2001. Although prices rose in late 2001 and peaked in March 2002, by September 2002 they had declined to US $ 1.61. At the end of October 2002, WSTS predicted an annual growth rate in demand for semiconductor products of only 2.3 percent during the 2002 calendar year. WSTS predicts that demand for non-memory products (logic chips, analog, discrete and optical components), which represent 81 percent of the total market, will increase by only approximately 1 percent compared to 2001. WSTS also forecasts that demand for memory products (DRAMs, SRAMs, and non-volatile memory such as flash memories), which account for the remaining 19 percent of the semiconductor market, will grow by approximately 10 percent in comparison to 2001. The slight increase in demand during 2002 was largely offset by price declines in most sectors of the market.

Decline in Revenues and EBIT, Improvement in Memory Products

The continued difficult market environment is reflected in our sales figures and results for the 2002 financial year. Our key financial performance indicators were as follows:

- We recorded total revenues of € 5,207 million, which represents a decrease of 8 percent from the € 5,671 million in revenues posted in the 2001 financial year.
- Our net loss after taxes amounted to € 1,021 million, including an additional valuation allowance of € 275 million on deferred tax assets, compared to a net loss of € 591 million in the 2001 financial year.
- We recorded a basic and fully diluted loss per share of € 1.47, compared to a loss of € 0.92 per share in the 2001 financial year.
- EBIT (earnings or loss before interest, minority interest and taxes) amounted to a loss of € 1,142 million, compared to an EBIT loss of € 1,024 million in the 2001 financial year.
- Operating cash flow improved to € 237 million in the 2002 financial year compared to € 211 million in the 2001 financial year.

Our financial performance is discussed in detail under the section "Results of Operations" below.

Infineon Boosts Market Share

We succeeded in achieving an overall increase in our share of the global semiconductor market. This took place in the face of the challenging market environment confronted by the semiconductor industry, and despite a decline in our overall revenues in 2002. According to IC Insights, a leading US market research firm, we moved from 8th place in 2001 up to 6th place among worldwide semiconductor manufacturers in the first half of the 2002 calendar year, based on sales.

Significantly Improved Liquidity

We have substantially improved our liquidity in the 2002 financial year, through several financing transactions and our cost reduction program "Impact". First, we completed the placement of a € 450 million syndicated credit facility relating to the expansion of our Dresden manufacturing plant. Additionally, in January 2002, we issued a convertible bond with the nominal amount of € 1 billion. The bond has a maturity of five years, bears 4.25 percent interest and cannot be redeemed during the first three years. With the proceeds, we plan to finance our long-term business strategy.

Net sales
in euro millions


6,000
3,000
0
5,671
5,207
2001
2002

Despite a decline in revenues, Infineon boost market share in the first half of the 2002 calendar year.

Net loss
in euro millions


1,000
0
–1,000
–2,000
–591
–1,021
2001
2002

Net loss in 2002 was impacted by an additional deferred tax valuation allowance of € 275 million.

EBIT
in euro millions


1,000
0
–1,000
–2,000
–1,024
–1,142
2001
2002

The continued difficult market environment clearly impacted EBIT in 2002.

Success of "Impact" Cost Reduction Program

In July 2001, we launched an extensive cost reduction program entitled "Impact" as a response to ongoing weakness in the technology sector, declining demand and downward pressure on prices. This program was designed to streamline our procurement and logistics processes as well as to reduce our costs related to information technology, overhead and manufacturing. The initial target was to cut operating costs by more than € 1 billion and cash expenditures by € 1.5 billion in the 2002 financial year, including a 15 percent head-count reduction. The cost reduction program emerged as a major success. Significant cash savings were achieved by

- reducing overhead costs,
- increasing the efficiency of our procurement,
- optimizing our logistics processes,
- reducing capital expenditures to improve cash while maintaining access to world-class manufacturing through strategic partnerships,
- improving operational productivity, as well as
- focusing research and development spending on key initiatives.

In addition, we completed the reduction of our worldwide workforce in the 2002 financial year. When we initiated the Impact program in the 2001 financial year, we recorded a restructuring charge of € 117 million. In completing the Impact program during the 2002 financial year, we recognized an additional € 16 million in restructuring charges.

Launch of "Impact^2" Process Optimization Drive

In the 2002 financial year, we also initiated a process optimization drive called "Impact^2". Its goal is to improve the efficiency, flexibility and speed of our operations. The program is intended to serve as our basis for achieving cost leadership and maintaining an innovative edge in a competitive market environment, thus ensuring our success in the future.

Streamlined Procurement

Our business operations and the Impact cost reduction program had a significant influence on our purchase volume in the 2002 financial year.

Purchases of € 2.6 billion in the 2002 financial year were 23 percent below the prior year's level and equaled approximately 50 percent of our sales. The decrease was mainly attributable to 17 percent lower material purchases and a 32 percent decrease in the volume of products purchased from subcontractors, compared to the 2001 financial year.

In the 2002 financial year, we realized significant savings by concentrating our purchases among a smaller number of principal suppliers and by pooling orders on a group-wide basis. Additional savings were realized by purchasing used rather than new equipment, where appropriate, and by simplifying our technical requirements. We achieved considerable overall cost savings by undertaking these measures.

We also conducted internal benchmark studies of our procurement processes against those of our competitors as well as other industries. As a result of these studies, we have designed and are implementing improvements in our procurement processes, especially in the area of general administration purchases. We plan to carry out further benchmark studies in the future in order to identify other actions that we may take to continuously improve our procurement process.

Ongoing R&D Investments for Innovative Products

Research & Development (R&D) expenses, including acquired in-process R&D charges of € 37 million, totaled € 1,060 million in the 2002 financial year. As part of our Impact initiative, our R&D efforts were refocused primarily towards developing new innovative products in our core business segments. Major milestones achieved during the 2002 financial year included the development of:

- new chips for telematics and control applications in automobiles,
- a new 32-bit controller-based chip-card and security products,
- 10Gbps and 40Gbps optical networking chips,
- next generation products for mobile communications, such as Bluetooth, GPRS and 3G solutions, as well as
- advanced memory products such as 256-Mbit Mobile-RAM in 0.14-micron, 256-Mbit RLDRAM in 0.17-micron embedded DRAM technology, conceptual design of CellularRAM and 128-Mbit SGRAM in 0.14-micron with DDR II functionality.

We also continued to make significant investments in process technologies for semiconductor manufacturing, as well as for the improvement of libraries, tools, software and methodologies which help us to maintain leading-edge product development capabilities.

Most of our nearly 5,400 R&D employees are directly involved with developing products within our five segments. A central development group conducts those R&D projects that are of strategic importance to us, with the results applied across all business groups. The process-technology development team is a prominent example. This central R&D group seeks to maximize the synergies within Infineon. In addition, we have a highly-qualified central research department for very advanced research work.

In the 2002 financial year, our R&D team gained international recognition by achieving world records in radio frequency performance and other world-class results, including pioneering developmental work in the field of nano-electronics.

We implemented a comprehensive evaluation of our portfolio of R&D projects within the framework of the Impact cost reduction program. Based on these results, we have prioritized our efforts to focus on the most important and promising development projects and in some cases abandoned certain projects and technologies, such as Ardent. We have also streamlined our development processes to further improve our product development cycle times and quality.

Continued Commitment to Strategic R&D Partnerships

We have intensified our commitment to establish new strategic R&D partnerships with other leading semiconductor and technology companies. These agreements are designed to provide us with competitive advantages by enabling a more effective development of new technologies, quicker time-to-market and sharing of risks and costs. For example, in the 2002 financial year, we concluded a strategic agreement with United Microelectronics Corporation, Taiwan ("UMC") and Advanced Micro Devices, Inc., USA ("AMD") focusing on the development of next generation process technologies for system-on-chip products manufactured on 300-millimeter wafers. Additionally, we are in the process of finalizing our alliance with Nanya Technology Corporation, Taiwan ("Nanya") to jointly develop next-generation DRAM technologies (see Subsequent Events).

Acquisition of Ericsson Microelectronics Strengthens Wireless Solutions

On September 9, 2002, we completed our acquisition of Ericsson Microelectronics AB ("MIC") for € 327 million. Based in Sweden, MIC is a strategic supplier to Ericsson of Bluetooth solutions and Radio Frequency ("RF") components for mobile phones and wireless infrastructure as well as a major supplier of RF microelectronic components for wireless applications, high-end power amplifiers, Bluetooth components and broadband communications. As part of the MIC acquisition, we acquired net assets related to Ericsson's microelectronic business including in-process research and development of € 37 million. We also entered into a strategic supply agreement with Ericsson for a period of two years to deliver wireless solution products. We believe that the acquisition of MIC will strengthen our existing position as a leading supplier of Bluetooth integrated circuits (ICs). We plan to combine MIC's strong market presence with our leading design and manufacturing capabilities to offer highly optimized components that are cost competitive and significantly reduce time-to-market.

New Strategic Alliances

Winbond: DRAM Technologies

In 2002, we agreed to license our advanced DRAM trench technology to Winbond Electronics Corp., Hsinchu, Taiwan ("Winbond"). This will give us exclusive access to standard DRAM chips manufactured by Winbond using this technology, beginning in 2003. We have also agreed to purchase specified quantities of DRAM products and to supply a major customer of Winbond.

Nanya: 300-Millimeter Chip Production

In May 2002, we signed a non-binding memorandum of understanding (MoU) with Nanya, which establishes our cooperation in the field of standard DRAM memory chips. Under the terms of this arrangement, we will co-develop and share development costs for advanced 0.09-micron and 0.07-micron production technologies for 300-millimeter wafers. We also agreed to establish a joint venture for the production of DRAM chips, and the construction of a new jointly-owned 300-millimeter facility in Taiwan. The first 300-millimeter wafers are planned to be processed at the end of the 2003 calendar year. In the first stage, production is expected to reach a capacity of approximately 20,000 wafer starts per month, of which we will be entitled to half, during the second half of the 2004 calendar year (see Subsequent Events).

AMD, DuPont: Advanced Mask Technology Center

In May 2002, we agreed to establish the Advanced Mask Technology Center GmbH & Co. KG ("AMTC"), an equally-owned joint venture, together with AMD Inc. ("AMD") and DuPont Photomasks, Inc., USA ("DuPont"). AMTC will operate a new advanced photomask facility in Dresden to create the next generations of semiconductors with increased functionality in smaller geometries. The facility is expected to be completed in the second half of the 2003 calendar year. It will be used to develop and pilot-manufacture next-generation lithographic photomasks for exposing patterns on silicon wafers. We also entered into a ten-year supply agreement with DuPont, which will include output from the Dresden facility.

Agere, Motorola: StarCore DSP Technologies

In October 2002, we established StarCore, LLC ("StarCore") in cooperation with Agere Systems, Inc., USA ("Agere") and Motorola, Inc., USA ("Motorola"). StarCore will develop and market easily scalable digital signal processor (DSP) "cores", based on the established StarCore™ DSP architecture, for widespread use in new communications and consumer products. The company is based in Austin, Texas, and has a subsidiary in Tel Aviv, Israel. StarCore will initially sell its products principally to Agere, Motorola and to us, but it will also market its products to other semiconductor manufacturers and communications equipment providers worldwide. StarCore is expected to begin operations in the 2003 financial year.

As a result of the four new alliances described above, we have significantly increased our access to state-of-the-art DRAM and related product manufacturing capacities and future technology development while reducing our requirements for capital expenditures and costs associated with capacity and development activities.

Streamlining of Business Portfolio Through Divestitures of Non-Core Activities

During the 2002 financial year, we disposed of certain non-core business activities in an effort to further focus and streamline our business operations. The sale of these businesses generated total cash proceeds of € 96 million and resulted in a pre-tax gain on disposal of € 41 million, which is reflected in our financial statements as other operating income.

In December 2001, we completed the sale of our infrared components business, previously part of our Other Operating segments, to Vishay Intertechnology Inc., resulting in a net gain before tax of € 39 million in the 2002 financial year.

In July 2002, we sold our gallium arsenide business, previously part of the Wireless Solutions segment, for initial cash proceeds of € 50 million to TriQuint Semiconductor, Inc., Hillsboro, Oregon. The initial purchase price may be adjusted based on certain contingencies, including the level of gallium arsenide product sales generated by the purchaser through September 30, 2004. The adjusted purchase price ranges from € 45 million up to € 124 million. Any adjustment to purchase price would be made once the contingency has been resolved and the amount of the adjustment is realizable. We have also agreed to supply back-end and foundry services to the buyer for a period of one year.

Ongoing Improvements in Production

During the 2001 financial year and the first half of the 2002 financial year, we suffered a significant decrease in demand for non-memory products, as did the entire semiconductor industry. This led to idle capacity in our non-DRAM manufacturing facilities. During the period of under-utilization, production costs were decreased through shift reductions, equipment shut-downs and cost reduction efforts. In addition, some of the excess capacity was used for development projects and projects to increase the production flexibility among our various facilities. However in the second half of the 2002 financial year, increased demand resulted in normalization of capacity utilization. In contrast, our DRAM manufacturing facilities were fully utilized throughout the 2002 financial year.

We completed a number of key production projects during 2002 designed to help ensure our future competitiveness. Our 300-millimeter DRAM production facility in Dresden and our ProMOS joint venture in Taiwan were qualified on the basis of 0.14-micron technology during the first and second quarter of the 2002 financial year, respectively. Full manufacturing capacity at both facilities is expected by the end of the 2003 financial year.

We have recently terminated the shareholders' agreement relating to ProMOS and may thereby lose access to the output of its production facility.

We expect to continue construction of our 300-millimeter production facility in Richmond in the 2003 financial year, depending on market conditions. In addition, we plan to transition our 200-millimeter and 300-millimeter wafer DRAM manufacturing facilities to 0.11-micron technology during the 2003 financial year. We also expect our strategic partnerships with Winbond and Nanya to become operational during the 2003 financial year.

Our UMCi joint venture with UMC is constructing a 300-millimeter wafer logic chip manufacturing facility in Singapore, in which we have a 30 percent share of capacity. Production is expected to start in 2004, upon process qualification of the 0.13-micron technology.

Investments/divestitures
in euro millions*


3,000
2,000
1,000
0
–1,000
344
1,571
296
2,282
-910
127
643
-96
2000
2001
2002

Investments in associated and related companies, and intangible assets
Purchases of property, plant and equipment
Sale of businesses**

* excluding marketable securities
** including sale of Opto-JV

Significantly reduced capital expenditures were focused on optimizing manufacturing and the extension of the technological advantage in 300-millimeter.

Results of Operations

The table below sets forth information about our total net sales by segment and geographic region, as well as earnings (loss) before interest, minority interests and taxes ("EBIT") by segment (euro in millions, except percentages):

	For the year ended September 30,[1]					
	2000		2001		2002	
Net sales by segment[2]		%		%		%
Wireline Communications	661	9	766	14	386	7
Wireless Solutions	1,191	16	960	17	874	17
Security & Chip Card ICs	375	5	588	10	421	8
Automotive & Industrial	923	13	1,153	20	1,201	23
Memory Products	3,473	48	1,588	28	1,844	35
Other Operating Segments	570	8	560	10	434	8
Corporate and Reconciliation	90	1	56	1	47	1
Total	**7,283**	**100**	**5,671**	**100**	**5,207**	**100**
Net sales by geographic region		%		%		%
Germany	1,612	22	1,745	31	1,372	26
Other Europe	1,647	23	1,260	22	1,023	20
United States	1,814	25	1,262	22	1,211	23
Asia/Pacific	2,100	29	1,309	23	1,512	29
Other	110	1	95	2	89	2
Total	**7,283**	**100**	**5,671**	**100**	**5,207**	**100**
EBIT[2,3]						
Wireline Communications	48		(93)		(245)	
Wireless Solutions	258		(178)		(82)	
Security & Chip Card ICs	49		27		(52)	
Automotive & Industrial	71		143		111	
Memory Products	1,336		(931)		(616)	
Other Operating Segments	28		188		6	
Corporate and Reconciliation[4]	(120)		(180)		(264)	
Total	**1,670**		**(1,024)**		**(1,142)**	

Notes

1 Columns may not add due to rounding.

2 Effective October 1, 2001, we reorganized certain of our business units to better reflect our customer and market profiles. Accordingly, the segment results for the 2000 and 2001 financial years have been reclassified to be consistent with the reporting structure and presentation of the 2002 financial year, and to facilitate analysis of current and future operating segment information.

3 We define EBIT as earnings (loss) before interest, minority interest and taxes. EBIT differs from our income (loss) before income taxes, and you should not consider it to be the same. Other companies that use EBIT may calculate it differently, and their figures may not be comparable.

4 For the year ended September 30, 2001, corporate and reconciliation includes unallocated excess capacity costs of € 27 million, restructuring charges of € 117 million and corporate information technology development costs and charges of € 71 million. For the year ended September 30, 2002, corporate and reconciliation includes unallocated excess capacity costs of € 211 million, restructuring charges of € 16 million and corporate information technology development costs and charges of € 36 million.

The following table presents the various individual results within the consolidated statements of operations expressed as percentages of sales.

	For the year ended September 30,[1]		
	2000	*2001*	*2002*
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	(56.4)	(86.5)	(88.5)
Gross profit	**43.6**	**13.5**	**11.5**
Research and development expenses	(14.1)	(21.0)	(20.4)
Selling, general and administrative expenses	(9.2)	(13.9)	(12.3)
Restructuring charges	–	(2.1)	(0.3)
Other operating income, net	0.0	3.5	0.9
Operating income (loss)	**20.3**	**(19.8)**	**(20.6)**
Interest income (expense), net, inclusive of subsidies	1.0	0.0	(0.5)
Equity in earnings (losses) of associated companies	1.4	0.4	(0.9)
Gain on associated company share issuance	0.7	0.2	0.3
Other income (expense), net	0.5	1.1	(0.8)
Minority interests	(0.0)	0.1	0.1
Income (loss) before income taxes	**23.9**	**(18.0)**	**(22.3)**
Income tax (expense) benefit	(8.4)	7.6	2.7
Net income (loss)	**15.5%**	**(10.4)%**	**(19.6)%**

Notes

1 Columns may not add due to rounding.

Quarterly sales

in euro millions


1,750
1,500
1,250
1,000
750
500
250
0
Q1 2001
Q2 2001
Q3 2001
Q4 2001
Q1 2002
Q2 2002
Q3 2002
Q4 2002

Sales improved on a sequential quarterly basis during the 2002 financial year, before decreasing in the fourth quarter due to the decline in memory product prices.

Sales by segment

in %

2001


11% Other Operating Segments and Corporate and Reconciliation
14% Wireline Communications
17% Wireless Solutions
10% Security & Chip Card ICs
20% Automotive & Industrial
28% Memory Products

2002


9% Other Operating Segments and Corporate and Reconciliation
7% Wireline Communications
17% Wireless Solutions
8% Security & Chip Card ICs
23% Automotive & Industrial
35% Memory Products

The decline in sales of Wireline Communications and Security & Chip Card ICs was partially offset by the increase in sales of memory products.

2002 Financial Year Compared with 2001 Financial Year

Net Sales

Net sales decreased by 8 percent to € 5,207 million from € 5,671 million in the 2001 financial year. The decrease in net sales was primarily due to significantly lower net sales in our Wireline Communications, Wireless Solutions and Security & Chip Card ICs segments, brought upon by the dramatically reduced capital spending of global telecommunication carriers, weak demand and strong overall pricing pressure. This decrease could only be partially offset by increased sales in our Memory Products and Automotive & Industrial segments. Memory Products continued to be the largest business segment, representing 35 percent of total net sales for the 2002 financial year, compared to 28 percent in the prior year. During the first three quarters of the 2002 financial year, net sales improved on a sequential quarterly basis, before decreasing in the fourth quarter, primarily as the result of the decline in prices for memory products.

The following section describes the net sales of our main business segments during the 2002 financial year, compared to the 2001 financial year:

- **Wireline Communications** – Total net sales of our Wireline Communications segment decreased by nearly 50 percent to € 386 million in the 2002 financial year from € 766 million in the 2001 financial year. Net sales declined in the second half of the 2001 financial year, and reached the lowest level in the first quarter of the 2002 financial year. Since then, consecutive quarterly sequential growth has been achieved.

  The year-on-year reduction in sales was primarily caused by dramatic declines in the fiber optics market and traditional telecommunications market sectors such as ISDN, analog technology, high-speed data transmission and enterprise telephony. The telecommunications boom of 2000 eventually resulted in a broad-based market collapse, especially in the USA and Europe. The fiber optics market suffered a more severe collapse than the traditional telecom markets. This resulted in an approximate 30 percent decline in our fiber optics revenues. The successful market penetration of our VDSL/10BaseS and xDSL technologies – especially in the Asia/Pacific region – partially offset the dramatic decline in the traditional telecom segments.

- **Wireless Solutions –** Net sales of our Wireless Solutions segment decreased by 9 percent to € 874 million in the 2002 financial year from € 960 million in the 2001 financial year, mainly due to lower prices, especially for baseband products.

  We experienced declining sales throughout the 2001 financial year as a result of decreased demand in the mobile communication sector, especially demand for mobile telephone handsets, and too high inventories in the sales channels. The lowest level of sales was posted in the third quarter of the 2001 financial year. Since then, sales have continually improved on a quarterly sequential basis. This improvement, mainly due to increased volumes, especially for discrete and Bluetooth products, could not offset the effect of lower average selling prices resulting from the competitive pricing environment compared to the 2001 financial year.

- **Security & Chip Card ICs –** Net sales of our Security & Chip Card ICs segment decreased by 28 percent to € 421 million in the 2002 financial year from € 588 million in the 2001 financial year. This was mainly caused by lower prices compared to the previous period, especially for SIM card ICs, as well as lower volumes caused by a weak market. Nevertheless, quarterly sales improved from their lowest level in the first quarter on a consecutive sequential basis throughout the 2002 financial year. This was mainly driven by increased sales for bank and security card applications, although competition remains strong.

- **Automotive & Industrial –** Net sales of our Automotive & Industrial segment increased by 4 percent to € 1,201 million in the 2002 financial year from € 1,153 million in the 2001 financial year. Sales increased on a quarterly sequential basis throughout the year. The increase was mainly due to higher volumes, especially for power management and supply products, but this was partially offset by lower prices, mainly for automotive applications. The increase took place despite the worldwide decline in automobile production through expanding business for power management solutions in Asia and for power ICs.

  In particular, we achieved a significant gain in market share in automotive applications (2nd worldwide for chips used in automotive applications, market leader in Europe) and power ICs (23 percent market share for IGBT modules). In the field of power management solutions we continued our success with our CoolMOS™ and OptiMOS™ products.

- **Memory Products –** Net sales of the Memory Products segment increased by 16 percent to € 1,844 million in the 2002 financial year from € 1,588 million in the 2001 financial year. The increase in net sales was principally due to higher bit-volume sold, despite lower average DRAM prices during the 2002 financial year compared to the previous year.

  Overall megabit volume substantially increased during financial year 2002 as a result of the commercial production of 256-Mbit DRAM chips exceeding the production of 128-Mbit DRAM, and the introduction of 512-Mbit DRAM chips to the market.

DRAM price development



Average sales price
Sep 00
Dec 00
Mar 01
Jun 01
Sep 01
Dec 01
Mar 02
Jun 02
Sep 02

This graph demonstrates the volatility of DRAM prizes.

This graph is part of the operating and financial review.

The price of memory ICs more than doubled during the first half of the year, before declining again towards the end of the year. Price levels at the end of the financial year were still slightly higher than at the beginning. For some of our products, the sales prices at the end of the 2002 financial year were lower than our full production costs. Price differentials between SDRAM and DDR DRAM, 128-Mbit and 256-Mbit as well as contract and spot market prices fluctuated throughout the year. This resulted in a low price differential between 128-Mbit and 256-Mbit and a high price premium for DDR chips at the end of the financial 2002 year. We are continuing our efforts to optimize our product mix between DDR DRAM and SDRAM to take advantage of these market price differentials, and aim to increase our focus on high-end products such as 512Mbit and specialty DRAM products. Our average per megabit selling prices declined by approximately 30 percent in the 2002 financial year, mainly due to increased bit volume sold.

Net sales of hard disk drive controllers further declined compared to the 2001 financial year. This was due to delays in the development and introduction of new products.

We recognized license revenues of € 147 million in the 2002 financial year, compared to € 88 million in the 2001 financial year.

Other Operating Segments – Net sales of our Other Operating segments decreased by 23 percent to € 434 million in the 2002 financial year from € 560 million in the 2001 financial year which is principally due to the sale of our infrared components business in the first quarter of the 2002 financial year. In the 2002 and 2001 financial years, we recorded sales of € 316 million and € 324 million, respectively, related to our optoelectronic business. Discussions are currently underway with OSRAM GmbH ("OSRAM") to discontinue our optoelectronic business at the end of March 2003. Following such possible exit, we would no longer sell optoelectronic products purchased from OSRAM.

Net Sales by Region and Customer

On a regional basis, sales in Europe represented 46 percent of total sales in the 2002 financial year, compared to 53 percent in the prior year. At the same time, we generated 54 percent of our sales outside of Europe, compared to 47 percent in the previous year. Higher volume sales of memory products in the United States and the Asia/Pacific regions accounted for the higher share in our non-European business.

Only one customer, Siemens Group, accounted for more than 5 percent of our net sales in each of the 2001 and 2002 financial years. Sales to Siemens Group comprise both direct sales to the Siemens Group, which accounted for 14 percent and 13 percent of net sales in the two years respectively, as well as sales designated for resale to third parties, which accounted for 2 percent and 1 percent of net sales in the two years, respectively. Sales to Siemens Group are made primarily by our Wireless Solutions and Automotive & Industrial segments.

Cost of Goods Sold

Cost of goods sold decreased by 6 percent to € 4,606 million from € 4,904 million in the 2001 financial year.

Cost of goods sold as a percentage of net sales improved in the first half of the 2002 financial year from the negative margin levels experienced in the second half of the 2001 financial year, but declined in the second half of the 2002 financial year, principally due to pricing pressure for memory products. In the 2001 financial year, we recorded inventory write-downs of € 358 million as a result of significant price declines and order cancellations. The cost of under-utilized non-memory products capacity reduced the margin improvement experienced in the first half of the 2002 financial year. This trend was reversed in the second half of the 2002 financial year, mainly due to increased volume in our communications segments.

In the 2002 financial year, the cost of goods sold represented 88 percent of sales compared to 86 percent in the 2001 financial year. Accordingly, for the 2002 financial year, gross margin was 12 percent of sales compared to 14 percent for the 2001 financial year. Due to our efforts in our Impact cost reduction program, the effect of the decline in sales was partially offset by cost savings and production efficiencies.

Sales by region
in %


2001
23% Asia/Pacific
2% Other
31% Germany
22% Other Europe
22% USA


2002
29% Asia/Pacific
2% Other
26% Germany
20% Other Europe
23% USA

Increased sales of memory products led to an increase in the proportional share of sales in the USA and Asia/Pacific regions.

The following represents a description of developments in the cost of goods sold for each of our core business segments as a percentage of net sales:

- **Wireline Communications** – a relative increase in the cost of goods sold to 71 percent of sales compared to 55 percent in the 2001 financial year. The increase was mainly due to the substantial decline in sales volume attributable to overall lower industry demand resulting from reduced capital spending by global telecommunication carriers. This decline in sales volume led to lower coverage of fixed costs, especially in the facilities producing fiber optics.

  Furthermore, cost of sales was negatively impacted by changes in the mix of products sold compared to the prior year. This was characterized by a dramatic decrease in traditionally high-margin products in the telecommunication and datacom segments, the phasing out of mature products with relatively low production costs, as well as the introduction of new products with higher ramp-up costs.

- **Wireless Solutions** – a relative decrease in the cost of goods sold to 67 percent compared to 79 percent of sales in the 2001 financial year. This resulted from a change in the product mix, whereby higher margin baseband products were introduced, and improvements in operational manufacturing performance were made. Margins in the 2001 financial year were negatively impacted by inventory write-downs.

- **Security & Chip Card ICs** – a relative increase to 75 percent compared to 66 percent in the 2001 financial year. Margins were adversely impacted by idle capacity costs due to lower demand and strong pricing pressure, especially for SIM card ICs.

- **Automotive & Industrial** – a relative increase in the cost of goods sold to 67 percent compared to 64 percent in the 2001 financial year. Although sales were at record levels, strong competitive pricing pressure resulted in overall lower gross margins in the 2002 financial year.

- **Memory Products** – a relative decrease in the cost in goods sold to 106 percent compared to 126 percent in the 2001 financial year. This improvement was mainly attributable to increased productivity and cost reductions, as well as the benefit from higher volume sales. The decrease was partially offset by the effect of sales price declines, specifically at the end of the fourth quarter of the 2002 financial year. Gross margins in the 2001 financial year were negatively impacted by inventory write-downs.

Cost of sales in corporate and reconciliation increased from € 84 million to € 272 million in the 2002 financial year, mainly reflecting an increase in the unallocated cost of underutilized capacity over the prior year.

We report as cost of goods sold the cost of inventory purchased from our joint ventures ProMOS and ALTIS Semiconductor, and in the 2001 financial year also from our OSRAM Opto joint venture. Our purchases from these facilities and other associated and related companies amounted to € 686 million in the 2002 financial year and € 1,040 million in the 2001 financial year.

Research and Development Expenses

R&D decreased 11 percent to € 1,060 million from € 1,189 million in the 2001 financial year. This reflects the overall decrease in R&D spending within the framework of the Impact cost reduction program. The majority of R&D expenses were project-related expenses for our key markets, and comprised costs for human resources, licensing fees, laboratory facilities and software. Additional amounts were spent on the development of CPUs for products and developmental libraries for basic circuits. In-process research and development charges amounted to € 37 million in the 2002 financial year, compared to € 69 million in the 2001 financial year. As a percentage of net sales, the R&D expenses decreased from 21 percent in the 2001 financial year to 20 percent in the 2002 financial year, reflecting the combined effect of the following:

- **Wireline Communications** – a relative increase in R&D expenses to 60 percent of sales compared to 40 percent in the 2001 financial year. This is primarily due to the substantial decrease in revenues compared to the previous year. However, in absolute terms, R&D expenses decreased significantly, mainly because acquired in-process R&D of € 69 million charged in the 2001 financial year related to the Ardent and Catamaran acquisitions did not recur in the 2002 financial year. Excluding in-process R&D, R&D expenses were comparable in the two financial years.

- **Wireless Solutions** – a relative increase in R&D expenses to 30 percent of sales compared to 27 percent in the 2001 financial year. This increase reflects the decrease in sales and acquired in-process R&D of € 37 million related to the MIC acquisition in the 2002 financial year. In absolute terms, R&D expenditures, excluding acquired in-process R&D, decreased compared to the 2001 financial year.

- **Security & Chipcard ICs** – a relative increase in R&D expenses to 24 percent of sales compared to 19 percent in the 2001 financial year. The decrease in sales more than offset the decrease in R&D in absolute terms. This decrease was facilitated by portfolio optimization and restructuring measures.

- **Automotive & Industrial** – a relative increase in R&D expenses to 13 percent of sales compared to 12 percent in the 2001 financial year.

- **Memory Products** – a relative decrease in R&D expenses to 16 percent compared to 20 percent in the 2001 financial year. This was the result of cost reduction efforts and an overall increase in sales volume, as well as a decrease in R&D costs for hard disc drive controllers in absolute terms.

Government subsidies for our R&D activities were € 59 million in the 2002 financial year and € 71 million in the previous year.

Research and development expenses
in euro millions


1,500
1,000
500
0
1,189
1,060
2001
2002

R&D expenses in 2002 were reduced within the framework of the Impact cost reduction program.

SG&A expenses
in euro millions



1,000
500
250
0
786
643
2001
2002

Our Impact cost reduction program had a particular effect on SG&A.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses comprise both selling expenses and general administrative expenses. The balance of SG&A expenses in each year comprises overhead, personnel, advisors' fees and other administrative expenses. SG&A expenses decreased by 18 percent to € 643 million in the 2002 financial year, compared to € 786 million in the 2001 financial year. SG&A expenses declined to 12 percent of sales in the 2002 financial year, compared to 14 percent in the previous year, mainly due to the Impact cost reduction program and the decline in sales.

Selling expenses decreased 24 percent to € 341 million, or 7 percent of sales, from € 451 million, or 8 percent of sales, in the 2001 financial year. This reflects the impact of cost reduction measures taken since the previous year, including headcount reductions and the optimization of selling and marketing functions and processes.

General and Administrative (G&A) expenses decreased 10 percent to € 302 million, or 6 percent of sales, from € 335 million, or 6 percent of sales, in the 2001 financial year. G&A expenses decreased in absolute as well as in relative terms due to optimization of processes and successful implementation of our Impact cost reduction program, including headcount reductions and IT-cost savings. We also donated € 2 million to support the victims of the flood catastrophe in Dresden in the summer of 2002.

Restructuring

In the fourth quarter of the 2001 financial year, we approved plans to restructure our organization and reduce costs under a comprehensive program called "Impact". In connection with this program, we recorded restructuring charges of € 117 million in the fourth quarter of the 2001 financial year.

We completed our announced headcount reduction in the 2002 financial year. In completing this program, we recorded additional restructuring expenses of € 16 million in the 2002 financial year, principally relating to non-cancelable commitments.

Other Operating Income, Net

Other operating income, net, amounted to € 46 million in the 2002 financial year, reflecting the pre-tax gains of € 39 million from the sale of the remaining part of the infrared components business and € 2 million from the sale of our gallium arsenide business. In the 2001 financial year, other net operating income amounted to € 200 million, which reflected the pre-tax gains of € 202 million from the sale of the image & video business and € 26 million from the sale of the infrared components business.

Earnings Before Interest and Taxes (EBIT)

We recorded an EBIT loss of € 1,142 million in the 2002 financial year, compared to an EBIT loss of € 1,024 in the 2001 financial year.

Equity in Earnings (Losses) of Associated Companies

Equity in the earnings (losses) of associated companies is reflected primarily in the results of the Memory Products segment. Equity in the losses of associated companies amounted to € 47 million in the 2002 financial year compared to earnings of € 25 million in the 2001 financial year. Our share of losses of the ProMOS joint venture amounted to € 53 million in the 2002 financial year compared to earnings of € 17 million in the 2001 financial year, reflecting continuing weakness in the DRAM market conditions.

Interest Expense, Net

We recorded net interest expense of € 25 million in the 2002 financial year compared to € 1 million in the 2001 financial year. This increase is mainly due to the interest on our convertible bond and financing costs for the 300-millimeter production facility in Dresden, which was partially offset by € 12 million of additional interest earned from liquid investments.

Income Taxes

We recorded an income tax benefit of € 139 million in the 2002 financial year, which represents an effective income tax rate of 12 percent. This compares with income tax benefits of € 428 million in the 2001 financial year, representing an effective income tax rate of 42 percent. The change in the effective tax rate in the 2002 financial year mainly reflects an additional valuation allowance on deferred tax assets of € 275 million.

We have evaluated our deferred tax asset position and the need for a valuation allowance. The assessment requires the exercise of judgment on the part of our management, with respect to, among other things, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon our ability to generate the appropriate character of future taxable income sufficient to utilize loss carryforwards or tax credits before their expiration. Since we have incurred a cumulative loss in certain jurisdictions over the three-year period ended September 30, 2002, the impact of forecasted future taxable income is excluded from such an assessment, pursuant to the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109. For these tax jurisdictions, the assessment was therefore only based on the benefits that could be realized from available tax strategies and the reversal of temporary differences in future periods. As a result of this assessment, we recognized an additional deferred tax asset valuation allowance as of September 30, 2002 of € 275 million, to reduce the deferred tax asset to an amount that is more likely than not expected to be realized in the future.

We assess our deferred tax asset position on a regular basis. Our ability to realize deferred tax assets is dependent on our ability to generate future taxable income sufficient to utilize tax loss carryforwards or tax credits before their expiration. As a result of recently incurred tax losses, we expect to recognize deferred tax benefits in the 2003 financial year at a lower rate than in the past, until such time as taxable income is generated from operations in tax jurisdictions that would utilize our tax loss carryforwards in those jurisdictions.

The German Government has recently proposed certain amendments to the current German tax legislation, which include a reduced ability to offset current tax losses against taxable income earned in future years. Generally German tax loss carryforwards do not expire. However, under the proposed legislation (status: October 21, 2002), carryforwards would be restricted to seven years. Under US GAAP, we would recognize the effect of such changes upon the date of their enactment into law. We cannot now determine the content, timing or impact of such amendments, if enacted.

Financial Position

Cash Flow
(euro in millions)

	For the year ended September 30, 2000	2001	2002
Net cash provided by operating activities	2,080	211	237
Net cash used in investing activities	(2,327)	(1,813)	(1,244)
Net cash provided by financing activities	719	1,846	1,448
Cash and cash equivalents at period end	511	757	1,199

Cash Flow
in euro millions



3,000
2,000
1,000
0
–1,000
–2,000
719
2,080
–2,327
1,846
211
–1,813
1,448
237
–1,244
2000
2001
2002
Financing activities
Operating activities
Investing activities

Cash flows from operating and financing activities improved liquidity.

The statement of cash flows shows the sources and uses of cash during the reported periods. It is of key importance for the evaluation of our financial position.

Cash flows from investing and financing activities are both determined based on payments and receipts. Cash flows from operating activities are determined indirectly from net income (loss). The changes in balance sheet items in connection with operating activities have been adjusted for the effects of the foreign currency exchange calculations and for changes in the scope of consolidation. Therefore, they do not conform to the corresponding changes in the respective balance sheet line items.

Cash provided by operating activities for the 2002 financial year increased to € 237 million from € 211 million in the 2001 financial year. Significant non-cash items impacting cash flows from operating activities include an increase in depreciation and amortization of € 249 million and a decrease in deferred tax benefit of € 216 million, primarily due to an additional valuation allowance of € 275 million. Significant changes in operating assets and liabilities include an increase in trade accounts receivables of € 127 million, offset by an increase in other net liabilities of € 181 million.

Cash used in investing activities in the 2002 financial year decreased to € 1,244 million (2001: € 1,813), principally attributable to purchases of property and equipment purchases of € 643 million (2001: € 2,282 million). This primarily related to the completion of the 300-millimeter facility in Dresden, and investments in marketable securities of € 709 million (2001: € 82 million). Additionally, we made investments in associated and related companies and intangible assets of € 127 million (2001: € 296 million). Cash provided by investing activities mainly related to proceeds from sales of non-core businesses of € 96 million (2001: € 346 million) and cash of € 50 million received through the acquisition of MIC.

Cash provided by financing activities totaled € 1,448 million in the 2002 financial year (2001: € 1,846 million). This includes a € 450 million loan for the 300-millimeter production facility in Dresden and € 981 million in net proceeds from our convertible bond offering in February 2002. Cash flow from financing activities in the 2001 financial year included € 1,475 million from our secondary share offering.

Cash and cash equivalents at the end of the 2002 financial year increased to € 1,199 million from € 757 million at the end of the 2001 financial year.

Financial Condition

As of September 30, 2002, our total assets amounted to € 10,918 million, an increase of 12 percent compared to € 9,743 million at the end of the 2001 financial year. Cash, cash equivalents and marketable securities increased to € 1,937 million, from € 850 million at the end of the 2001 financial year. The increase principally reflects the proceeds derived from the convertible bond offering and the loan for the 300-millimeter production facility in Dresden, partially offset by cash used in investing activities. Non-current assets decreased by 2 percent to € 6,727 million from € 6,867 million at the end of the 2001 financial year. This decrease mainly relates to property, plant and equipment, due to the fact that depreciation expense exceeded capital expenditures by € 677 million. The decrease was partially offset by capitalized deferred income taxes and increased other assets due to the acquisition of MIC.

Total liabilities increased by 67 percent to € 4,760 million, up from € 2,843 million in the 2001 financial year. This increase was mainly due to the increase in long-term debt of € 1,461 million to € 1,710 million, attributable to our convertible bond offering and the loan for the 300-millimeter production facility in Dresden. Other non-current liabilities increased by 80 percent to € 609 million, mainly due to deferred government grants. The unfunded status of our pension plans increased to € 103 million from € 70 million at the end of the 2001 financial year, mainly due to lower-than-expected equity market returns. Our funding requirements for these plans may be adversely affected in the future if such trends continue. However, during the 2002 financial year, contributions to our pension plans offset the decline in fair value of their assets.

Assets
in %


100%
50%
0%
10%
15%
60%
15%
2001
18%
15%
48%
19%
2002
Liquid investments
Receivables and inventory
Fixed assets and investments
Deffered tax and other assets

Fixed assets decreased since depreciation exceeded capital expenditures.

Liabilities and equity
in %


100%
50%
0%
12%
4%
4%
10%
70%
2001
11%
17%
5%
11%
56%
2002
Accounts payable
Debt
Acrued liabilities
Other liabilities
Shareholders' equity

Debt increased due to the convertible bond offering and loan to finance the expansion in Dresden.

Net Cash
in euro millions



1,000
500
0
568
177
2001
2002

A positive net cash position could be maintained through effective cash management, despite the difficult market conditions.

Our shareholders' equity decreased by 11 percent to € 6,158 million, down from € 6,900 million in the 2001 financial year. This mainly reflects the issuance of new shares of € 325 million related to the purchase of MIC in September 2002, and the net loss of € 1,021 million. At September 30, 2002, shareholders' equity as a percentage of total assets was 56 percent, down from 71 percent at September 30, 2001.

Capital Requirements

Our net cash position – meaning cash and cash equivalents, plus marketable securities and restricted cash, less total financial debt – decreased by € 391 million to € 177 million at September 30, 2002, compared to € 568 million at September 30, 2001.

Net cash position as of September 30, 2002

(euro in millions)

		Payments Due by Period					
	Total	Less than 1 year	1–2 years	2–3 years	3–4 years	4–5 years	After 5 years
Cash and cash equivalents	1,199	1,199	–	–	–	–	–
Marketable securities	738	738	–	–	–	–	–
Restricted cash	70	–	70	–	–	–	–
Gross cash position	2,007	1,937	70	–	–	–	–
Less:							
Long-term debt	1,705	–	92	497	46	1,000	70
Capital lease obligations	5	–	2	2	1	–	–
Short-term debt and current maturities	120	120	–	–	–	–	–
Total financial debt	1,830	120	94	499	47	1,000	70
Net cash position	177	1,817	(24)	(499)	(47)	(1,000)	(70)

As of September 30, 2002, we had debt of € 120 million scheduled to become due within one year. We believe we will be in a position to fund all these payments through existing cash balances, cash flows from operations, borrowings and the renewal of debt in the ordinary course of business.

On February 6, 2002, we (as guarantor), through our subsidiary Infineon Technologies Holding B.V. (as issuer), issued € 1,000 million in subordinated convertible notes at par in an underwritten offering to institutional investors in Europe. The notes are convertible, at the option of the holders of the notes, into our shares at a conversion price of € 35.43 per share. Upon conversion, we may pay a cash amount in lieu of delivery of all or part of the shares. The convertible notes accrue interest at 4.25 percent per year and have a five-year maturity. We may redeem the convertible notes after three years at their principal amount plus interest accrued thereon, if our share price exceeds 115 percent of the conversion price for a 30-day period. The convertible notes are listed on the Luxembourg Stock Exchange.

Commitments and Contingencies[1,2,3] as of September 30, 2002

(euro in millions)

		Payments Due by Period					
	Total	**Less than 1 year**	**1–2 years**	**2–3 years**	**3–4 years**	**4–5 years**	**After 5 years**
Operating lease payments	376	83	78	67	46	18	84
Unconditional purchase commitments	843	449	155	107	22	13	97
Other long-term commitments	436	146	145	145	–	–	–
Contractual commitments	1,655	678	378	319	68	31	181
Guarantees	398	19	19	19	332	–	9
Contingencies	398	19	19	19	332	–	9

Notes

The above table should be read in conjunction with Note 31 to our consolidated financial statements for the year ended September 30, 2002.

1 US dollar amounts have been translated to euro at the rate of € 1 = $0.9879, which was the noon buying rate on September 30, 2002.

2 Certain payments of obligations or expiration of commitments that are based on the achievement of milestones or other events that are not date-certain, are included for purposes of this table, based on our estimate of the reasonably likely timing of payments or expirations in the particular case. Actual outcomes could differ from those estimates.

3 Product purchase commitments associated with capacity reservation agreements are not included in this table, since the purchase prices are based, in part, on future market prices, and are accordingly not quantifiable at September 30, 2002.

Included in the above table:

- We will be required to make additional investments of technology and cash contributions in the UMCi joint venture totaling $ 405 million over the next two years.

- Further to our formation as a separate legal entity, we agreed to indemnify Siemens against any losses it may suffer under a small number of guaranty and financing arrangements that relate to our business but that could not be transferred to us for legal, technical or practical reasons. These arrangements, as of September 30, 2002, include a guaranty of a letter of credit of € 313 million, relating to contingent liabilities for government grants previously received.

- Siemens AG has guaranteed the indebtedness of ProMOS up to the amount of $ 61 million. We provided Siemens with a backup guaranty.

Not included in the above table are commitments of € 550 million to be made over a three-year period ending September 30, 2005 relating to agreement with Nanya for the joint development of advanced DRAM technologies and the construction of a jointly-owned 300-millimeter manufacturing facility in Taiwan.

We have established independent financing arrangements with several financial institutions, in the form of both short and long-term credit facilities, which are available for anticipated funding purposes. These facilities (which include the amended revolving credit facility of € 750 million and syndicated credit facility of € 450 million as described below) aggregate € 2,183 million, of which € 1,340 million was available at September 30, 2002, and are comprised of the following components:

Credit Facilities

(euro in millions)

			As of September 30, 2002		
Term	**Nature of financial institution commitment**	**Purpose/intended use**	**Aggregate facility**	**Drawn**	**Available**
short-term	firm commitment	working capital, guarantees, cash pooling	911	96	815
short-term	no firm commitment	working capital	152	–	152
long-term	firm commitment	working capital	384	11	373
long-term[1]	firm commitment	project finance	736	736	–
			2,183	**843**	**1,340**

Notes

[1] including current maturities.

We have a € 450 million syndicated credit facility relating to the expansion of the Dresden manufacturing facility. The credit facility is supported by a partial guarantee of the Federal Republic of Germany and another governmental entity. The credit facility contains specified financial covenants, provides for annual payments of interest and matures on September 30, 2005.

On September 30, 2002, we entered into a new revolving credit facility with a syndicate of financial institutions to replace our previous facility. As amended, the total amount of the facility is € 750 million, which is divided into two equal tranches. The first tranche of € 375 million expires in September 2003. The second tranche of € 375 million expires in September 2005. The facility has customary financial covenants and bears market-related interest. At September 30, 2002, there were no amounts outstanding under this facility.

At September 30, 2002, we were in compliance with our covenants related to the relevant credit facilities.

Capital Expenditures

(euro in millions)

	Year ended September 30,			
	2000	**2001**	**2002**	**Planned 2003**
Memory products	935	1,380	470	630
Non-memory products	636	902	173	350
Total	1,571	2,282	643	980

We expect to invest approximately € 980 million in capital expenditures in the 2003 financial year, largely for improving productivity and upgrading technology at existing facilities. Due to the lead times between ordering and delivery of equipment, a substantial amount of capital expenditures typically is committed well in advance. Approximately 64 percent of these expected capital expenditures will be made in the Memory Products business group's front-end and back-end processes. Approximately 36 percent of these planned capital expenditures will be invested in our non-memory facilities.

We plan to fund our working capital and capital requirements from cash provided by operations, available funds, bank loans, government subsidies and, depending on market conditions, the issuance of debt or additional equity securities. We have also applied for governmental subsidies in connection with certain capital expenditure projects, but can provide no assurance that such subsidies will be granted in a timely fashion or at all. We cannot assure you that we will be able to obtain additional financing for our research and development, working capital or investment requirements or that any such financing, if available, will be on terms favorable to us.

Subsequent Events

On October 4, 2002, we announced that we have cancelled our shareholders' agreement with Mosel Vitelic, Inc. ("MVI") relating to the ProMOS joint venture, effective January 1, 2003, due to material breaches of the terms of the shareholders' agreement by MVI. We did not exercise our right under the shareholders' agreement to exercise a call option to acquire the ProMOS shares held by MVI or a put right to require MVI to acquire our ProMOS shares. The product purchase and capacity reservation agreement, which establishes the rights and obligations of both shareholders to purchase product from ProMOS, will also terminate upon termination of the shareholders' agreement. We are evaluating several courses of action, including the negotiation of a new supply agreement with ProMOS, which, pursuant to the Articles of Association of ProMOS, would require a super-majority approval of the ProMOS Board of Directors, and therefore the approval of MVI's representatives. There can be no assurance that such an agreement will be secured or that it will be approved by the ProMOS Board of Directors. Product purchases from ProMOS for the years ended September 30, 2001 and 2002 were € 137 million and € 182 million, respectively. We recognized license income from ProMOS of € 95 million during the year ended September 30, 2002. At September 30, 2002, our investment in ProMOS was € 196 million, net of deferred license income of € 60 million. Additionally, at September 30, 2002 accounts receivable from MVI were current and amounted to € 87 million.

We have decided to merge the activities of the Wireless Solutions and Security & Chipcard ICs segments into one operating segment called Secure Mobile Solutions and to report it as such with effect from October 1, 2002.

On November 13, 2002, we entered into agreements with Nanya relating to our strategic cooperation in the development of DRAM products and the construction and operation of a 300-millimeter manufacturing facility in Taiwan.

Pursuant to the agreements, together with Nanya we will develop advanced 0.09-micron and 0.07-micron technology. We anticipate that the development efforts will be completed no later than April 30, 2005 and the costs will be borne two-thirds by us and one-third by Nanya. In connection with these development efforts, we have granted Nanya a license to use our 0.11-micron technology in Nanya's existing operations. Nanya has agreed to pay us $ 95 million, principally over a period ending on September 30, 2003.

The new 300-millimeter manufacturing facility will employ the technology developed under the aforementioned agreements to manufacture DRAM products and is anticipated to be completed in two phases. The first phase is projected to be completed by the second half of the 2004 calendar year. The second phase is anticipated to be completed in the 2006 financial year. The joint venture partners are obligated to each purchase one-half of the facility's production based in part on market prices.

The total financing requirements of the construction of the 300-millimeter manufacturing facility will approximate € 2.2 billion. Of that amount, each joint venture partner will contribute € 550 million through the end of the 2005 calendar year, of which we anticipate that € 110 million will be required by September 30, 2003. The joint venture anticipates financing the remaining € 1.1 billion through external financing. The timing of the construction and related financing may be subject to revision based on then existing market conditions. The proposed joint venture is subject to approval by antitrust authorities, which is anticipated to be received by the end of the current calendar year.

Outlook

With the continuation of the downturn in the global semiconductor industry in the 2002 financial year, market conditions remain unfavorable and subject to volatility. Although we have seen some improvement in market conditions subsequent to year end, especially in the memory products segment in both demand and pricing, we do not assume that this represents a sustainable market improvement at this stage.

The market outlook for the first half of fiscal year 2003 shows no clear signs of a sustained improvement in demand and we expect a continuation of the pricing pressure in most of our segments in the months ahead. In terms of our individual segments:

- The market for telecom infrastructure is expected to remain difficult, due to continuing weak capital expenditures by global carriers. However, we believe that the broadband access market (ADSL/VDSL) will continue to grow modestly in the 2003 financial year, especially in Japan and other parts of Asia.

- In the market for mobile phones, we see a stabilization of demand, driven primarily by the further introduction of the current generation of GSM/GPRS mobile handsets, but also continued strong pricing pressure.

- We expect a further positive trend in the market for security and chip card ICs in the 2003 financial year, with continued price pressure. We expect growth primarily in payment and identification applications.

- Worldwide automobile production is expected to stabilize in 2003. Despite the increasing price pressure, we expect moderate growth in our Automotive & Industrial segment in the 2003 financial year, based on the further increasing electronic content in all automotive applications, our strategic customer base and our strong leadership position for new applications such as telematics / infotainment, higher standards for safety as well as body & convenience.

- In our Memory Products segment, we will continue to attempt to mitigate pricing pressures by continuing to concentrate on reducing our manufacturing costs, extending the range of our DRAM product offerings and improving our memory product mix. We aim to strengthen our cost position in DRAM manufacturing by utilizing the significant technological lead in 300-millimeter production that we have over many of our competitors to achieve increased production efficiency. We plan to increase our available capacity through the further development of our important strategic cooperations with UMC and Winbond, as well as the far-reaching manufacturing alliance we expect to conclude with Nanya, which will reduce our capital expenditure requirements. By jointly developing next generation memory technologies based on our 300-millimeter capabilities, we believe we can reduce our development costs and extend our technological advantage.

In light of the poor visibility in the semiconductor industry, it is extremely difficult to forecast results for the 2003 financial year. However, as of October 2002, WSTS predicted a 16.6 percent increase in worldwide semiconductor sales for the 2003 calendar year. We believe that if we are able to successfully implement our Impact^2 program, we will improve our operational efficiency by further streamlining our business processes and our financial performance will improve in the 2003 financial year. We will utilize our strong product and technology portfolios, system know-how and strategic partnerships in an effort to return to profitability. We believe that the combination of our 300-millimeter technology capabilities and our strategic alliances will enable us to gain further market share and be among the first to achieve profitable growth upon a recovery in the semiconductor market.

Our ambitious strategic goal is to become one of the top four semiconductor companies and double our worldwide market share to 6 percent in the next five years. We expect our growth to come principally from organic growth, supported by partnerships and strategic acquisitions. We believe that the expansion of our solution business will be a key to the implementation of our strategy over the coming years.

Employees by function
in %


100
50
0
8%
7%
16%
69%
7%
7%
18%
68%
2001
2002
Production
Research & development
Sales & marketing
Administrative

Increased relative employee input in R&D even after successful completion of the Impact cost reduction programm.

Employees

The following table indicates the composition of our workforce by function and region at the end of the financial years indicated, and the average during these years by region. The decrease in the 2002 financial year mainly reflects the headcount reduction under the Impact program.

Number of Employees

	As of September 30, 2000	2001	2002
Function			
Production	20,371	23,416	20,822
Research & development	4,733	5,510	5,374
Sales & marketing	2,043	2,259	2,010
Administrative	2,019	2,628	2,217
Total	29,166	33,813	30,423
Region			
Germany	14,247	16,814	15,716
Europe	3,409	5,007	4,590
United States	2,838	3,023	2,889
Asia/Pacific	8,672	8,949	7,200
Other	–	20	28
Total	29,166	33,813	30,423

	Average for the year ended September 30, 2000	2001	2002
Region			
Germany	13,718	16,279	15,773
Europe	3,161	4,921	4,376
United States	2,747	3,101	2,818
Asia/Pacific	8,064	9,095	7,189
Other	–	7	24
Total	27,690	33,403	30,180

Campeon

We are currently at the end of the design and planning phase for the construction of a new headquarters facility near Munich. We are negotiating an agreement with MoTo Objekt CAMPEON GmbH & Co. KG under which that company will finance and build a campus-style corporate headquarters and research and development center for our use on the outskirts of Munich. We expect to occupy the center under an operating lease arrangement towards the end of 2004. We can provide no assurance that this project will be completed.

Risks and Opportunities

Our semiconductor sector is a highly cyclical business which presents both significant opportunities and substantial risks. Although the industry has experienced an average annual growth rate over a twenty-year period which surpasses that of most "old economy" businesses, this average includes both exceptionally strong growth years and periods of substantial contraction. The risks associated with the cyclical nature of this industry are compounded by the need for large-scale capital investments in order to sustain market leadership as well as the sector's rapid pace of technological change. The continuing downturn in 2002 in the demand for goods and services in the technology sector – in particular for semiconductors – and the resulting pressure on the stock prices of technology companies both illustrate the degree of volatility faced by the semiconductor industry.

The Infineon Risk and Opportunity Management System

We have established a risk and opportunity management system enabling us both to exploit the many significant opportunities manifesting themselves in our markets and to anticipate and identify risks associated with or arising from them. This system has been evaluated by our external auditors and encompasses all of our operations. This scope and depth of reporting help to enable corporate management to take quick and effective action whenever situations so require. The risk management system is extensively documented in our intranet and thus worldwide accessible by our employees.

This system, for which a U.S. patent application is pending, is a key component of our operations. The system is composed of a range of individual monitoring and management processes embedded into our core processes. It commences at the level of strategic planning and continues through the manufacturing and sales operations, including the processing of receivables. As an extension of the forecasting processes conducted by the business groups, the sales organization, the manufacturing clusters, and the central functions, the risk and opportunity system is used to identify and evaluate possible deviations from expected developments. Beyond the identification and evaluation of major developments that may effect the business, the system is also used to prioritize and implement activities to enhance opportunities and mitigate or reduce risk.

Risk and opportunity reports are issued on a monthly basis by all of our business units. These reports form the core of the risk management system. The reports are examined and evaluated by the chief operating decision makers as part of their monthly reviewing process. Along with analyses of our markets and of the companies competing in them as well as the fruits of benchmarking processes, the reports are drawn upon heavily by our top management when formulating decisions.

We have undertaken a number of measures to minimize our exposure to major risks arising from our individual operations. Efforts to implement risk reduction and mitigation measures are an integral part of the Infineon risk and opportunity management system. Not all the risks mentioned above, however, can be equally and effectively addressed by internal measures, as many of the identified risks have external root causes – for example market risks. Although we will strive to identify and implement measures to deal with risk, not all of these measures may have the intended effect, either because a risk may be outside the scope of our influence or because an individual measure is not properly designed or implemented.

To help protect against the occurrence of product-related risks, we have established a network to monitor the quality of our operations and those of our important suppliers. We have secured ISO 9000 and QS-9000 certifications for all of our facilities.

We have procured insurance coverage to limit the impact of damaging incidents or certain other events posing possible perils to our assets, finances or earnings.

Tax, fair trade, patent, environmental, and stock exchange regulations could also involve risks. To mitigate these risks, we rely upon the counsel of professionals, including both our own employees and independent providers.

Quantitative and Qualitative Disclosure About Market Risk

The following discussion should be read in conjunction with Notes 2, 29 and 30 to our consolidated financial statements.

Single risks

Our main risk is still the development of DRAM prices. We see a risk for the 2003 financial year at least in the same range as during the 2002 financial year. Pricing pressure is being driven by a combination of ongoing weak market demand and excess capacity in the DRAM sector. We attempt to mitigate the effects of pricing pressure by continually improving our cost position and by entering into new strategic partnerships. An additional risk, inherent to the semiconductor industry, will be the ramp up of our 0.11-micron technology, including the risk of significant yield fluctuations.

An additional principal risk is the future development of the worldwide markets of our logic products, especially in the Wireless Solutions, Wireline Communications and Security & Chipcard ICs segments. The substantial and prolonged worldwide downturn in the telecommunication sector, with systemwide overcapacity and financial problems at large customers, makes it difficult for us to estimate when any recovery is likely.

Foreign Exchange Risk Management

The table below provides information about our derivative financial instruments that are sensitive to changes in foreign currency exchange rates, as of September 30, 2002. For foreign currency exchange forward contracts related to certain sale and purchase transactions and debt service payments denominated in foreign currencies, the table presents the notional amounts and the weighted average contractual foreign exchange rates. At September 30, 2002, our forward foreign currency contracts had terms of up to one year. Our cross-currency interest rate swap expires in 2005 and our interest rate swap expires in 2007. We do not enter into derivatives for trading or speculative purposes.

Derivative Financial Instruments

	Contract amount buy/(sell)[1]	Average contractual forward exchange rate	Fair value September 30, 2002[2]
Foreign currency forward contracts			
U.S. dollar	148	0.98049	–
U.S. dollar	(313)	0.95970	6
Japanese yen	75	116.91435	(2)
Singapore dollar	33	1.70970	(1)
Great Britain pound	7	0.63364	–
Other currencies	52	–	–
Cross-currency interest rate swap			
U.S. dollar	616	n/a	106
Interest rate swap	500	n/a	26
Forward agreements	150	n/a	–

Notes
1 Euro equivalent in millions, except for average contractual forward exchange rates.
2 Euro in millions.

Our policy with respect to limiting short-term foreign currency exposure generally is to economically hedge at least 75 percent of our estimated net exposure for a minimum period of two months in advance and, depending on the nature of the underlying transactions, a significant portion for the periods thereafter. Part of our foreign currency exposure remains due to differences between actual and forecasted amounts. We calculate this net exposure on a cash-flow basis considering balance sheet items, actual orders received or made and all other planned revenues and expenses.

We record our derivative instruments according to the provisions SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended. SFAS No. 133 requires all derivative instruments to be recorded on the balance sheet at their fair value. Gains and losses resulting from changes in the fair values of those derivatives are accounted for depending on the use of the derivative instrument and whether it qualifies for hedge accounting. Our economic hedges are not considered hedges under SFAS No. 133. Under our economic hedging strategy we report all derivatives at fair value in our financial statements, with changes in fair values recorded in earnings.

Transaction losses were € 16 million in the 2002 financial year, compared with gains of € 34 million in the 2001 financial year. A large portion of our manufacturing, selling and marketing, general and administrative, and research and development expenses are incurred in currencies other than the euro, primarily the U.S. dollar and Japanese yen. Fluctuations in the exchange rates of these currencies to the euro had an adverse effect on costs and profitability in the 2002 financial year.

We have long-term investments in several companies, including ProMOS and UMCi, which are denominated in a currency other than our functional currency, the euro. As a result, the carrying value of these investments are exposed to foreign currency risk. In the 2002 financial year, the carrying value of our long-term investments was reduced by € 55 million as result of foreign currency fluctuations. Adverse changes in the euro/U.S. dollar, euro/New Taiwanese dollar and other exchange rates may materially affect the carrying values of these investments.

Interest Rate Risk Management

We are exposed to interest rate risk mainly through our debt instruments. During the 2002 financial year, our significant debt instruments other than our 4.25 percent fixed rate convertible bond were economically hedged by assets with the same maturity and same interest rate provisions, so our exposure to interest rate risk was limited to our other debt instruments. These are of minor size and had short maturities. The carrying value of these other debt instruments approximated their market value because their interest rates approximated those that could be obtained in the relevant market. At September 30, 2002, our convertible bond was trading at a 42.3 percent discount to par. A substantial increase in interest rates could increase our future interest expense relating to variable rate debt instruments and could therefore lead to increased costs of financing our capital expenditures. We attempt to mitigate this risk by investing available funds in financial instruments that earn variable interest.

Commodity Price Risk

We are exposed to commodity price risks through our dependence on various materials. We seek to minimize these risks through our sourcing policies and operating procedures. We do not utilize derivative financial instruments to manage any remaining exposure to fluctuations in commodity prices.

Price risks were balanced and supply risks had no significant influence on our business. There were no risks occurring due to our carve out from the Siemens supplier agreements.

Infineon Technologies AG

Infineon Technologies AG is the parent company of the Infineon group and carries out the group's management and corporate functions. Infineon Technologies AG has major group-wide responsibilities such as finance and accounting, human resources, strategic and product-oriented research and development activities as well as worldwide corporate and marketing communications. The responsibility for managing the flows of supplies, products and services among the group companies is also handled by Infineon Technologies AG. Infineon Technologies AG has its own production facilities in Berlin, Munich and Regensburg.

Infineon Technologies AG prepares its financial statements on a stand-alone basis in accordance with the requirements of the German commercial code (HGB). The complete financial statements are published separately.

Infineon Technologies AG had revenues on a stand-alone basis of € 6,765 million in the 2002 financial year (2001: € 6,697 million). It incurred a net loss of € 617 million, compared to € 435 million in the previous financial year. Infineon Technologies AG handles the settlement of accounts for and with its subsidiaries, which produce and sell products. As a result, Infineon Technologies AG's sales on a stand-alone basis were higher than those of the Infineon group as a whole in 2002.

At the end of the 2002 financial year, Infineon Technologies AG's financial position showed an increase in investments due to capital contributions to associated companies, a gain due to a merger of affiliated companies and an increase of cash and marketable securities due to borrowings from associated companies partially offset by a decrease of receivables from associated companies. Shareholder's equity decreased to € 7.061 million (2001: € 7,259 million), primarily due to capital increases and the net loss. At September 30, 2002, Infineon Technologies AG's equity ratio was 64 percent, compared to 81 percent as of September 30, 2001.

Dividend

The Management Board proposes not to distribute a dividend, and to carry forward the net loss for the 2002 financial year.

Report on Relationships To Affiliated Entities

As of September 30, 2002, Siemens Nederland N.V. holds 86,292,363 shares (11.97 percent of ordinary share capital, September 30, 2001 21.49 percent) and the Siemens Pension-Trust e.V. holds 87,052,632 shares (12.07 percent of ordinary share capital, September 30, 2001 12.55 percent) of Infineon Technologies AG. Siemens AG is able to direct the Siemens Pension-Trust e.V. in using their voting rights. On December 5, 2001, the First Union Trust Company, National Association, USA informed us that they purchased 200 million shares of Infineon Technologies AG from Siemens Group and hold them in trust for Siemens AG. Under the trust agreement, Siemens can not direct the use of the voting rights of these shares and the First Union Trust Company agreed not to use the voting rights. Overall, Siemens AG is able to exercise approximately one third of the existing and exercisable voting rights of the company.

Siemens AG and Infineon have not entered into either profit-and-loss transfer or subordination agreements. However, Siemens AG and Siemens Nederland N.V. held an aggregate of 50.4 percent of the share capital of Infineon Technologies AG at the beginning of the 2002 financial year. Siemens Pension-Trust e.V. holds an additional 13.5 percent of the company's share capital. Therefore in accordance with § 312 of Germany's Law on Joint Stock Corporations (Aktiengesetz), Infineon Technologies AG's Management Board has issued a so-called "control report". It details the company's relationships with affiliated entities.

The control report states that Infineon received an appropriate amount of payment or other consideration in every transaction it entered into with affiliated companies, and that it did not suffer any disadvantages from measures undertaken with, for and by such companies. Management therefore believes that such transactions and measures were in the best interest of the company, based upon the management board's analysis of the conditions prevailing at the time such actions were taken.

The control report has been examined by the independent auditors of Infineon Technologies AG, who have issued an unqualified opinion with respect to the report.

Munich, November 2002

The Management Board

Dr. Ulrich Schumacher, Chairman

Peter Bauer

Peter J. Fischl

Dr. Sönke Mehrgardt

Dr. Andreas von Zitzewitz

The Supervisory Board and Shareholders of Infineon Technologies AG:

We have audited the accompanying consolidated balance sheets of Infineon Technologies AG and subsidiaries as of September 30, 2001 and 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended September 30, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Infineon Technologies AG and subsidiaries as of September 30, 2001 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

Munich, Germany
October 21, 2002, except for note 32, which is as of November 13, 2002.

KPMG DEUTSCHE TREUHAND-GESELLSCHAFT
AKTIENGESELLSCHAFT
WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT

Berger	Feege
Wirtschaftsprüfer	Wirtschaftsprüfer

Infineon Technologies AG and Subsidiaries

Consolidated Statements of Operations

for the years ended September 30, 2000, 2001 and 2002

	Notes	2000	2001	2002
Net sales				
Third parties		6,072	4,623	4,276
Related parties		1,211	1,048	931
Total net sales		7,283	5,671	5,207
Cost of goods sold		4,111	4,904	4,606
Gross profit		3,172	767	601
Research and development expenses		1,025	1,189	1,060
Selling, general and administrative expenses		670	786	643
Restructuring charges	24	–	117	16
Other operating income, net		(2)	(200)	(46)
Operating income (loss)		1,479	(1,125)	(1,072)
Interest income (expense), net, inclusive of subsidies		75	(1)	(25)
Equity in earnings (losses) of associated companies		101	25	(47)
Gain on associated company share issuance	12	53	11	18
Other income (expense), net		36	65	(41)
Minority interests		(6)	6	7
Income (loss) before income taxes		1,738	(1,019)	(1,160)
Income tax (expense) benefit	20	(612)	428	139
Net income (loss)		1,126	(591)	(1,021)
Earnings (loss) per share – basic and diluted	6	1.83	(0.92)	(1.47)

In euro millions, except per share data.
See accompanying notes to the consolidated financial statements.

Infineon Technologies AG and Subsidiaries

Consolidated Balance Sheets

September 30, 2001 and 2002

	Notes	2001	2002
ASSETS			
Current assets:			
Cash and cash equivalents		757	1,199
Marketable securities	7	93	738
Trade accounts receivable, net	8	626	758
Inventories	9	882	891
Deferred income taxes	20	39	82
Other current assets	10	479	523
Total current assets		2,876	4,191
Property, plant and equipment, net	11	5,233	4,491
Long-term investments, net	12	655	708
Restricted cash		86	70
Deferred income taxes	20	412	787
Other assets	13	481	671
Total assets		9,743	10,918
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term debt and current maturities	18	119	120
Trade accounts payable	14	1,191	1,197
Accrued liabilities	15	426	508
Deferred income taxes	20	19	21
Other current liabilities	16	448	537
Total current liabilities		2,203	2,383
Long-term debt	18	249	1,710
Deferred income taxes	20	53	58
Other liabilities	17	338	609
Total liabilities		2,843	4,760
Shareholders' equity:			
Ordinary share capital	5	1,385	1,442
Additional paid-in capital		5,247	5,569
Retained earnings (deficit)		195	(826)
Accumulated other comprehensive income (loss)	27	73	(27)
Total shareholders' equity		6,900	6,158
Total liabilities and shareholders' equity		9,743	10,918

In euro millions, except per share data.
See accompanying notes to the consolidated financial statements.

Infineon Technologies AG and Subsidiaries

Consolidated Statements of Shareholders' Equity

for the years ended September 30, 2000, 2001 and 2002

	Issued Ordinary shares	
	Shares	Amount
Balance as of October 1, 1999	600,000,000	1,200
Net income	–	–
Other comprehensive income	–	–
Total comprehensive income		
Issuance of ordinary shares		
Proceeds from initial public offering, net of offering expenses	16,700,000	33
Proceeds from private placement	7,592,430	15
Acquisition of Savan	1,209,077	3
Deferred compensation, net	–	–
Increase of basis in long-term investment attributable to the issuance of shares by associated company	–	–
Equity transactions with Siemens Group	–	–
Balance as of September 30, 2000	625,501,507	1,251
Net loss	–	–
Other comprehensive loss	–	–
Total comprehensive loss		
Issuance of ordinary shares		
Proceeds from public offering, net of offering expenses	60,000,000	120
Acquisition of Ardent	706,714	1
Acquisition of Catamaran	5,730,866	12
Investment in associated company	443,488	1
Ordinary shares held by associated company	–	–
Deferred compensation, net	–	–
Dividend payment	–	–
Sale of joint venture interest to Siemens Group	–	–
Equity transactions with Siemens Group	–	–
Balance as of September 30, 2001	692,382,575	1,385
Net loss	–	–
Other comprehensive loss	–	–
Total comprehensive loss		
Issuance of ordinary shares		
Employee Stock Purchase Plan	355,460	1
Acquisition of Catamaran	546,183	1
Acquisition of MIC	27,500,000	55
Ordinary shares held by associated company	–	–
Deferred compensation, net	–	–
Equity transaction with Siemens Group	–	–
Balance as of September 30, 2002	720,784,218	1,442

In euro millions, except per share data.
See accompanying notes to the consolidated financial statements.

Additional paid-in capital	Retained earnings (deficit)	Foreign currency translation adjustment	Additional minimum pension liability	Unrealized gains (loss) on securities	Total
2,390	67	1	–	(2)	3,656
–	1,125	–	–	–	1,125
–	–	105	–	8	113
					1,238
529	–	–	–	–	562
244	–	–	–	–	259
46	–	–	–	–	49
(23)	–	–	–	–	(23)
51	–	–	–	–	51
14	–	–	–	–	14
3,251	1,192	106	–	6	5,806
–	(591)	–	–	–	(591)
–	–	(19)	(12)	(8)	(39)
					(630)
1,355	–	–	–	–	1,475
38	–	–	–	–	39
240	–	–	–	–	252
20	–	–	–	–	21
(4)	–	–	–	–	(4)
(19)	–	–	–	–	(19)
–	(406)	–	–	–	(406)
392	–	–	–	–	392
(26)	–	–	–	–	(26)
5,247	195	87	(12)	(2)	6,900
–	(1,021)	–	–	–	(1,021)
–	–	(92)	(8)	–	(100)
					(1,121)
7	–	–	–	–	8
8	–	–	–	–	9
270	–	–	–	–	325
4	–	–	–	–	4
23	–	–	–	–	23
10	–	–	–	–	10
5,569	(826)	(5)	(20)	(2)	6,158

Infineon Technologies AG and Subsidiaries

Consolidated Statements of Cash Flows

for the years ended September 30, 2000, 2001 and 2002

	2000	2001	2002
Net income (loss)	1,126	(591)	(1,021)
Adjustments to reconcile net income (loss) to cash provided by operating activities:			
Depreciation and amortization	834	1,122	1,371
Acquired in-process research and development	26	69	37
Deferred compensation	26	25	23
Provision for (recovery of) doubtful accounts	17	19	(5)
Write-down of inventory	40	358	–
Loss (gain) on sale of marketable securities	(20)	(1)	1
Gain on sale of businesses	–	(235)	(39)
Loss (gain) on disposal of property, plant, and equipment	(2)	–	2
Equity in (earnings) losses of associated companies	(101)	(25)	47
Gain on associated company share issuance	(54)	(11)	(18)
Minority interests	6	(6)	(7)
Impairment charges	–	51	51
Deferred income	–	(26)	(87)
Deferred income taxes	91	(494)	(278)
Changes in operating assets and liabilities:			
Trade accounts receivable	(629)	673	(127)
Inventories	(148)	(394)	(27)
Other current assets	(84)	(76)	39
Trade accounts payable	442	50	45
Accrued liabilities	468	(322)	86
Other current liabilities	130	36	(37)
Other assets and liabilities	(88)	(11)	181
Net cash provided by operating activities	2,080	211	237

	2000	2001	2002
Cash flows from investing activities:			
Purchases of marketable securities available for sale	(452)	(82)	(709)
Proceeds from sales of marketable securities available for sale	–	474	62
Proceeds from sales of businesses	–	346	96
Cash acquired in business combination	–	–	50
Investment in associated and related companies	(301)	(214)	(88)
Purchases of intangible assets	(43)	(82)	(39)
Purchases of property, plant and equipment	(1,571)	(2,282)	(643)
Proceeds from sales of property, plant and equipment	40	27	27
Net cash used in investing activities	(2,327)	(1,813)	(1,244)
Cash flows from financing activities:			
Net change in short-term debt	60	(14)	4
Net change in related party financial receivables and payables	222	70	(40)
Proceeds from issuance of long-term debt	13	128	1,482
Principal repayments of long-term debt	(500)	(21)	(21)
Proceeds from issuance of redeemable interest	169	–	–
Change in restricted cash	(67)	45	15
Proceeds from issuance of shares to minority interest	–	20	–
Proceeds from issuance of ordinary shares	821	1,475	8
Dividend payments	–	(406)	–
Sale of joint venture interest to Siemens Group	–	564	–
Capital contributions (distributions)	1	(15)	–
Net cash provided by financing activities	719	1,846	1,448
Effect of foreign exchange rate changes on cash and cash equivalents	9	2	1
Net increase in cash and cash equivalents	481	246	442
Cash and cash equivalents at beginning of period	30	511	757
Cash and cash equivalents at end of period	511	757	1,199

In euro millions, except per share data.
See accompanying notes to the consolidated financial statements.

1. Description of Business, Formation and Basis of Presentation

Description of Business
Infineon Technologies AG and subsidiaries ("Infineon" or the "Company") designs, develops, manufactures and markets a broad range of semiconductors and complete systems solutions used in a wide variety of microelectronic applications, including computer systems, telecommunications systems, consumer goods, automotive products, industrial automation and control systems, and chip card applications. Infineon's products include standard commodity components, full-custom devices, semi-custom devices and application-specific components for memory, analog, digital and mixed-signal applications. Infineon has operations, investments and customers located mainly in Europe, Asia and North America. The financial year-end for Infineon is September 30.

Formation
Infineon was formed as a legal entity as of April 1, 1999 (the "Formation") through the contribution by Siemens Aktiengesellschaft ("Siemens") of substantially all of its semiconductor-related investments, operations and activities. Infineon had its initial public offering ("IPO") on March 13, 2000, and is listed on the New York Stock Exchange and is one of the DAX 30 companies on the Frankfurt Stock Exchange.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Infineon Technologies AG is incorporated in Germany. The German Commercial Code ("Handelsgesetzbuch", or "HGB") requires the Company to prepare consolidated financial statements in accordance with the HGB accounting principles and regulations ("German GAAP"). Pursuant to HGB Section 292a the Company is exempt from this requirement if consolidated financial statements are prepared and issued in accordance with a body of internationally accepted accounting principles (such as U.S. GAAP). Accordingly, the Company presents the U.S. GAAP consolidated financial statements contained herein.

All amounts herein are shown in millions of euro (or "€") except where otherwise stated. The accompanying balance sheet as of September 30, 2002, and the statements of operations and cash flows for the year then ended are also presented in U.S. dollar ("$"), solely for the convenience of the reader, at the rate of € 1 = $0.9879, the noon buying rate on September 30, 2002. The U.S. dollar convenience translation amounts have not been audited.

Certain amounts in prior year consolidated financial statements and notes have been reclassified to conform to the current year presentation. Net operating results have not been affected by these reclassifications.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of the accompanying financial statements.

Basis of Consolidation
The accompanying financial statements include the accounts of Infineon and its significant subsidiaries on a consolidated basis. Investments in companies in which Infineon has an ownership interest of 20% or more but which are not controlled by Infineon ("Associated Companies") are principally accounted for using the equity method of accounting (see note 12). The equity in earnings of Associated Companies with different fiscal year ends are principally recorded on a three-month lag. Other equity investments ("Related Companies"), in which Infineon has an ownership interest of less than 20%, are recorded at cost. The effects of all significant intercompany transactions are eliminated.

The Infineon group consists of the following number of entities in addition to Infineon Technologies AG:

	Consolidated subsidiaries	Associated Companies	Total
September 30, 2001	44	9	53
Additions	4	2	6
Mergers	(3)	–	(3)
Disposals	(1)	–	(1)
September 30, 2002	44	11	55

Additionally, the consolidated financial statements include 32 (2001: 33) subsidiaries and 9 (2001: 9) Associated Companies that are accounted for at cost and recorded under investments in Related Companies, as these companies are not material to the respective presentation of the financial position, results of operations or cash flows of the Company. The effect of these companies for all years presented on consolidated assets, revenues and net income (loss) of the Company was less than 1%.

Reporting and Foreign Currency

The Company's reporting currency is the euro, and therefore the accompanying financial statements are presented in euro.

The assets and liabilities of foreign subsidiaries with functional currencies other than the euro are translated using period-end exchange rates, while the revenues and expenses of such subsidiaries are translated using average exchange rates during the period. Differences arising from the translation of assets and liabilities in comparison with the translation of the previous periods are included in other comprehensive income (loss) and reported as a separate component of shareholders' equity.

The exchange rates of the more important currencies used in the preparation of the accompanying financial statements are as follows:

		Exchange rate at September 30		*Annual average exchange rate*	
		2001	**2002**	**2001**	**2002**
Currency		**euro**	**euro**	**euro**	**euro**
U.S. dollar	1$ =	1.0864	1.0208	1.1312	1.0910
Japanese yen	100 JPY =	0.9112	0.8318	0.9573	0.8661
Great Britain pound	1 GBP =	1.6015	1.5939	1.6269	1.6017
Singapore dollar	1 SGD =	0.6152	0.5722	0.6373	0.6029

Cash and Cash Equivalents

Cash and cash equivalents represent cash, deposits and highly liquid short-term investments with original maturities of three months or less.

Restricted Cash

Restricted cash includes collateral deposits used as security under borrowing arrangements.

Marketable Securities

The Company's marketable securities are classified as available-for-sale and are stated at fair value as determined by the most recently traded price of each security at the balance sheet date. Unrealized gains and losses are included in accumulated other comprehensive income, net of applicable deferred taxes. Realized gains or losses and declines in value, if any, judged to be other than temporary on available-for-sale securities are reported in other income or expense. For the purpose of determining realized gains and losses, the cost of securities sold is based on specific identification.

Inventories

Inventories are valued at the lower of cost or market, cost being generally determined on the basis of an average method. Cost consists of purchased component costs and manufacturing costs, which are comprised of direct material and labor costs and applicable indirect costs.

Property, Plant and Equipment

Property, plant and equipment is valued at cost less accumulated depreciation. Spare parts, maintenance and repairs are expensed as incurred. Depreciation expense is generally recognized using an accelerated or straight-line method. Construction in progress includes advance payments for construction of fixed assets.

(euro in millions, except where otherwise stated)

Land and construction in progress are not depreciated. The cost of construction of certain long-term assets includes capitalized interest, which is amortized over the estimated useful life of the related asset. For the years ended September 30, 2000, 2001 and 2002 capitalized interest was € 3, € 27 and € 0, respectively. The estimated useful lives of assets are as follows:

	Years
Buildings	10–25
Technical equipment and machinery	3–10
Other plant and office equipment	1–10

Leases
The Company is a lessee of property, plant and equipment. All leases where Infineon is lessee that meet certain specified criteria intended to represent situations where the substantive risks and rewards of ownership have been transferred to the lessee are accounted for as capital leases pursuant to Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 13, "Accounting for Leases." All other leases are accounted for as operating leases.

Intangible Assets
In July 2001, the FASB issued and the Company adopted SFAS No. 141, Business Combinations. Accordingly, the purchase method of accounting is used for all business combinations. Intangible assets acquired in a purchase method business combination are recognized and reported apart from goodwill, pursuant to the criteria specified by SFAS No. 141.

The Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, effective October 1, 2001. Upon adoption of SFAS No. 142, pursuant to SFAS No. 141, the Company evaluated its existing intangible assets and goodwill that were acquired in prior purchase business combinations, and reclassified amounts allocated to assembled workforce of € 1 to goodwill in order to conform with the new criteria in SFAS No. 141 for recognition apart from goodwill. Upon adoption of SFAS No. 142, the Company reassessed the useful lives and residual values of all intangible assets acquired, and had no significant amortization period adjustments. The Company did not identify any intangible assets with indefinite useful lives. Pursuant to SFAS No. 142, intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

In connection with SFAS No. 142's transitional goodwill impairment evaluation, the Company performed an assessment of whether there was an indication that goodwill was impaired as of the date of adoption. To accomplish this, the Company identified its reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company determined the fair value of each reporting unit as of the date of adoption and compared it to the reporting unit's carrying amount. The Company completed this transitional assessment by March 31, 2002. To the extent that the carrying amount of the Company's reporting units did not exceed their respective fair value, no indication existed that the reporting units' goodwill was impaired as of the date of adoption.

Intangible assets primarily consist of purchased intangible assets, such as licenses and purchased technology, which are recorded at acquisition cost, and goodwill resulting from business acquisitions, representing the excess of purchase price over fair value of net assets acquired. Intangible assets are amortized on a straight-line basis over the estimated useful lives of the assets ranging from 3 to 10 years. After adopting SFAS No. 142, the Company had unamortized goodwill of € 297, and unamortized identifiable intangible assets of € 140. Pursuant to SFAS No. 142, goodwill is no longer amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. The Company tests goodwill annually for impairment in the fourth quarter, which resulted in the recognition of an impairment charge of € 5 million in one reporting unit of the Other Operating segments for the year ended September 30, 2002.

(euro in millions, except where otherwise stated)

Prior to the adoption of SFAS No. 142, goodwill was amortized over its estimated useful life. Amortization expense related to goodwill was € 8 and € 21 for the years ended September 30, 2000 and 2001, respectively. Had the provisions of SFAS No. 141 & 142 applied for all periods presented, and net income (loss) therefore excluded amortization of goodwill for the years ended September 30, 2000 and 2001, net income (loss) and earnings (loss) per share would have been increased (decreased) to the pro forma amounts indicated below:

	2000	2001	2002
Net income (loss)			
As reported	1,126	(591)	(1,021)
Pro forma	1,134	(570)	(1,021)
Earnings (loss) per share (in euro)			
As reported – basic and diluted	1.83	(0.92)	(1.47)
Pro forma – basic	1.85	(0.89)	(1.47)
Pro forma – diluted	1.84	(0.89)	(1.47)

Impairment of Long-lived Assets

The Company reviews long-lived assets, including property, plant and equipment and intangible assets subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Estimated fair value is generally based on either appraised value or measured by discounted estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows.

Financial Instruments

Infineon operates internationally, giving rise to exposure to changes in foreign currency exchange rates. Infineon uses financial instruments, including derivatives such as foreign currency forward and option contracts, to reduce this exposure based on the net exposure to the respective currency. On October 1, 2000 the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 137 and SFAS No. 138, which provides guidance for accounting for all derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Derivative financial instruments are recorded at their fair value and included in other current assets or other current liabilities. Changes in fair value are recorded in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and the type of hedge transaction. The adoption of SFAS No. 133, as amended, did not have an impact on the Company's financial position or results of operations. The fair value of derivative and other financial instruments is discussed in note 29.

Revenue Recognition – Sales

Revenue, net of allowances for discounts and price protection agreements, is recognized upon shipment or delivery of finished products to customers depending on the terms of the agreement, when the risks and rewards of ownership are transferred.

The U.S. Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition in Financial Statements", which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. Effective July 1, 2001, the Company adopted the provisions of SAB 101, which did not have a material impact on the Company's financial position or results of operations.

Revenue Recognition – License and Technology Transfer Fees

License and technology transfer fees are recognized when earned and realizable. Lump sum payments are deferred where applicable and recognized over the period the Company is obliged to provide additional service. Multi-element arrangements where objective fair values of specific elements do not exist are combined and amortized over the applicable periods. Royalties are recognized as earned.

(euro in millions, except where otherwise stated)

Grants

Grants for capital expenditures (including both tax-free government grants (Investitionszulage) and taxable grants for investments in property, plant and equipment (Investitionszuschüsse)) are recognized as a reduction of depreciation expense over the useful life of the related asset. Grants receivable are established at the time of the related capital expenditure. Tax-free government grants are deferred (note 17), while taxable grants are deducted from the acquisition costs of the related asset (note 22).

Other taxable grants reduce the related expense (see notes 17 and 22).

Product-related Expenses

Expenditures for advertising, sales promotion and other sales-related activities are expensed as incurred. Provisions for estimated costs related to product warranties are made at the time the related sale is recorded. Research and development costs are expensed as incurred.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Stock-based Compensation

The Company accounts for stock-based compensation using the intrinsic value method pursuant to Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees", and has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation".

Issuance of shares by Subsidiaries or Associated Companies

Gains or losses arising from the issuances of shares by subsidiaries or Associated Companies, due to changes in the Company's proportionate share of the value of the issuer's equity, are recorded as non-operating income or expense pursuant to SAB Topic 5:H, "Accounting for Sales of Stock by a Subsidiary" (see note 12).

Use of Estimates

The preparation of the accompanying financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual amounts could differ materially from such estimates made by management.

Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The Company is required and plans to adopt the provisions of SFAS No. 143, effective October 1, 2002. To accomplish this, the Company must identify all legal obligations for asset retirement obligations, if any, and determine the fair value of these obligations on the date of adoption. The determination of fair value is complex and will require the Company to gather market information and develop cash flow models. Additionally, the Company will be required to develop processes to track and monitor these obligations. The adoption of SFAS No. 143 is not expected to have a material impact on the Company's financial statements.

(euro in millions, except where otherwise stated)

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 retains the current requirement to recognize an impairment loss only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows. However, goodwill is no longer required to be allocated to these long-lived assets when determining their carrying amounts. SFAS No. 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until it is disposed. However, SFAS No. 144 requires the depreciable life of an asset to be abandoned be revised. SFAS No. 144 requires all long-lived assets to be disposed of by sale be recorded at the lower of its carrying amount or fair value less cost to sell and to cease depreciation (amortization). Therefore, discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. The Company is required to adopt SFAS No. 144 effective October 1, 2002. The adoption of SFAS No. 144 is not expected to have a material impact on the Company's financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when, and in the period in which, the liability is incurred. Under EITF No. 94-3, a liability for an exit cost as defined in EITF No. 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. Accordingly, the Company does not expect the adoption of SFAS No. 146 to have a material impact on the Company's financial statements.

3. Acquisitions

On September 9, 2002, Infineon acquired all the shares of Ericsson Microelectronics AB ("MIC"). MIC, based in Sweden, is a supplier of Radio Frequency (RF) microelectronic components for wireless applications, high-end power amplifiers, Bluetooth components and broadband communications. MIC is a strategic supplier to Ericsson, a market leader in base stations, Bluetooth solutions and RF components for mobile phones and wireless infrastructure. The Company also entered into a strategic supply agreement with Ericsson for a period of two years to deliver certain wireless solution products, for instance in the areas of current and future cellular telephone technology (commonly referred to as 2.5G and 3G). The acquisition allows Infineon to expand its business in Bluetooth solutions and RF components for mobile phones as well as mobile infrastructure. Should Ericsson meet certain specified purchase thresholds by December 2002, the Company will pay Ericsson an additional € 50 in cash, which has been recorded as a liability as of September 30, 2002. Should Ericsson not meet certain purchase thresholds, Ericsson will pay the Company up to € 130 in cash. It has been determined beyond a reasonable doubt that the purchase thresholds will be met, therefore, the € 50 has been recorded as goodwill as of the acquisition date. The purchase price allocation has not been finalized for the acquisition of MIC as of September 30, 2002. Therefore, an estimation of this allocation was prepared and included as part of these financial statements.

In August 2001, the Company acquired all the shares of Catamaran Communications, Inc. ("Catamaran"). Catamaran is a Silicon Valley based fabless communications semiconductor company focused on integrated circuits (ICs) for the optical networking market.

In April 2001, the Company completed the acquisition of all the shares of Ardent Technologies, Inc. ("Ardent"). Ardent is a supplier of high-bandwidth integrated circuits for local area network (LAN) internet-based switching systems. Due to significant changes in the business climate in internet-related businesses, including the market for LAN switching systems, the Company, as a component of its 2001 restructuring plan (see note 24), terminated a significant number of the Ardent employees, abandoned certain acquired technology and significantly reduced future R&D expenditures for the Ardent business. As a result of reductions in projected future cash flows and based on independent valuations performed of the remaining intangible assets, an impairment charge of € 14 was recorded as of September 30, 2001. At September 30, 2002, the Company effectively terminated the residual Ardent business and recorded an impairment charge of € 3 to write-off the remaining value of patents and technology.

(euro in millions, except where otherwise stated)

On October 24, 2000 the Company exercised its option to purchase the remaining interest in Semiconductor 300 GmbH & Co. KG, Dresden, Germany ("SC300") from Motorola, and has fully consolidated the venture from that date. Previously, the Company had accounted for its non-controlling interest under the equity method.

The following table summarizes the Company's acquisitions during the years ended September 30, 2001 and 2002:

	2001			2002
	SC 300	**Ardent**	**Catamaran**	**MIC**
Acquisition Date	October 2000	April 2001	August 2001	September 2002
Segment	Memory Products	Wireline Communications	Wireline Communications	Wireless Solutions
Cash	–	–	–	50
Other current assets	80	1	1	62
Property, plant and equipment	94	1	5	60
Intangible assets				
Current product technology	–	–	–	17
Core technology	–	9	9	49
Patents	–	14	–	28
In-process R&D	–	12	57	37
Goodwill	–	3	179	70
Other non-current assets	–	–	–	66
Total assets acquired	174	40	251	439
Current liabilities	(166)	(5)	(23)	(86)
Non-current liabilities	–	(9)	(13)	(26)
Total liabilities assumed	(166)	(14)	(36)	(112)
Net assets acquired	8	26	215	327
Deferred compensation	–	13	31	–
Purchase consideration	8	39	246	327
Cash paid	8	–	–	–
Shares issued	–	706,714	5,730,886	27,500,000
Contingent consideration – shares	–	–	642,569	–

The above acquisitions have been accounted for by the purchase method of accounting and, accordingly, the consolidated statements of operations include the results of the acquired companies from their respective acquisition dates. The value of the shares issued for purchase consideration was determined based on the average market price of the Company's shares over the two-day period before and after the date the number of shares to be issued became fixed.

Shares issued and held in escrow for employees subject to continued employment and the achievement of certain performance milestones are accounted for as deferred compensation at their intrinsic value. Deferred compensation is reflected as a reduction of additional paid-in capital in the statement of shareholders' equity, and amortized on a straight-line basis over the related employment or milestone periods, ranging from two to four years.

Shares issued and held in escrow for the acquired company's shareholders subject to the acquired company achieving certain performance milestones represent contingent purchase consideration. The shares representing contingent purchase consideration are not reflected as issued and outstanding shares in the statement of shareholders' equity. Should these milestones be achieved, the purchase price will be adjusted to reflect the issuance of the shares at their fair value at the date the milestones are achieved. During the year ended September 30, 2002, due to the achievement of certain milestones, 546,183 shares were released from escrow (see note 5), which resulted in the recognition of € 9 additional goodwill related to the Catamaran acquisition.

(euro in millions, except where otherwise stated)

For each acquisition the Company engaged an independent third party to assist in the valuation of net assets acquired. As a result of these valuations, amounts allocated to purchased in-process research and development of € 69 and € 37 were expensed as research and development in the years ended September 30, 2001 and 2002, respectively, because the technological feasibility of products under development had not been established and no future alternative uses existed. The amounts allocated to purchased in-process research and development were determined through established valuation techniques in the high-technology communication industry and related guidance provided by the SEC.

The core technology and patents are amortized over their estimated useful life of five years, and the current production technology is being amortized over its estimated useful life of two years.

Goodwill, representing the excess of purchase consideration over the fair value of the net assets acquired, is not amortized pursuant to SFAS No. 141 for acquisitions after July 1, 2001. Accordingly, goodwill related to the Catamaran and MIC acquisitions are not amortized. Had the goodwill been subject to amortization, an additional expense of € 3 and € 37 would have been recorded in the consolidated statement of operations for the years ended September 30, 2001 and 2002, respectively. None of the recorded goodwill is tax deductible.

Proforma financial information relating to these acquisitions is not material to the results of operations and financial position of the Company and has been omitted.

In April 2000, the Company acquired Savan Communications, Ltd, a VDSL technology company, for € 75 in cash and entered into deferred compensation arrangements aggregating € 56. In-process research and development of € 26 was expensed in connection with the acquisition in the year ended September 30, 2000.

4. Divestitures

On July 1, 2002, the Company completed the sale of its gallium arsenide business, reflected in the Wireless Solutions segment, including specified non-manufacturing tangible and intangible assets, as well as specified customer contracts and liabilities. The Company received initial cash proceeds of € 50. Contingent purchase price adjustments are based on the level of gallium arsenide related product sales generated by the purchaser through September 30, 2004 and other adjustments. Contingent adjustments range between a payment of € 5 and proceeds of € 74 and will be recognized if the contingency has passed and the amounts are realizable. The Company is required to supply the purchaser with a minimum quantity of gallium arsenide products substantially below market prices through June 2003. Accordingly, € 44 of the proceeds is deferred and will be recognized over the term of the supply agreement as products are sold. The divestiture resulted in a pre-tax gain of € 2, which is reflected in other operating income in the accompanying statement of operations for the year ended September 30, 2002. The Company's divested gallium arsenide business generated sales of € 36 and € 24, and earnings (loss) before interest, minority interest and taxes ("EBIT") of € (44) and € (18) for the years ended September 30, 2001 and 2002 (through the date of divestiture), respectively.

On December 31, 2001 the Company completed the sale of its remaining 81% interest in Infineon Technologies Krubong Sdn. Bhd., representing its infrared components business unit, previously reflected in Other Operating segments. The initial 19% was sold in July 2001. This business generated net sales of € 137, € 110 and € 11 for the year ended September 30, 2000, 2001 and 2002 (through the date of divestiture), respectively. EBIT amounted to € 16, € (22) and € (7) for the years ended September 30, 2000, 2001 and 2002 (through the date of divestiture), respectively. The Company recognized a net gain before tax of € 26 and € 39, which is reflected as other operating income in the accompanying consolidated statement of operations, for the years ended September 30, 2001 and 2002, respectively.

On August 14, 2001 the Company entered into an agreement to sell its 49% interest in the OSRAM Opto Semiconductors GmbH & Co. OHG joint venture ("OSRAM Opto") for € 565 to OSRAM GmbH ("OSRAM "), a wholly owned subsidiary of Siemens. Pursuant to the provisions of Accounting Interpretation No. 39 of APB Opinion 16, "Transfers and Exchanges Between Companies under Common Control", transfers of long-lived assets between entities under common control are to be accounted for at their historic costs and any excess of consideration received should be accounted for as a capital contribution. Accordingly, the excess purchase price, net of tax, of € 392 is reflected as a direct increase to additional paid-in capital at September 30, 2001. The Company recorded equity in earnings related to its investment in OSRAM Opto of € 9 and € 4, respectively, in the 2000 and 2001 financial years.

(euro in millions, except where otherwise stated)

On December 19, 2000 the Company sold the Image & Video business unit, previously included in the Wireline Communications segment. This business generated net sales of € 139 and € 38 for the years ended September 30, 2000 and 2001 (through the date of divestiture), respectively. EBIT amounted to € 16 and € 10 for the years ended September 30, 2000 and 2001 (through the date of divestiture), respectively. The divestiture of this business unit resulted in a net gain before tax of € 202, and is reflected as other operating income in the accompanying consolidated statement of operations for the year ended September 30, 2001.

5. Ordinary Share Capital

As of September 30, 2002 the Company had issued 720,880,604 registered ordinary shares of euro 2.00 notional value per share. In the accompanying financial statements as of September 30, 2002, 96,386 issued shares were held in third party escrow, representing contingent purchase consideration in connection with the Catamaran acquisition (see note 3), which are not reflected as outstanding. Accordingly, at September 30, 2002, the Company had 720,784,218 ordinary shares outstanding, excluding such contingent consideration.

Authorized and Conditional Share Capital

In addition to the issued share capital, the Company's Articles of Association authorize the Management Board to increase the ordinary share capital with the Supervisory Board's consent by issuing new shares. As of September 30, 2002, the Management Board may use these authorizations to issue new shares as follows:

- Through January 21, 2007, Authorized Share Capital I/2002 in an aggregate amount of up to € 295 to issue shares for cash, where the preemptive rights of shareholders may be partially excluded, or in connection with business combinations (contributions in kind), where the preemptive rights of shareholders may be excluded for all shares.

- Through March 31, 2004, Authorized Share Capital II – in an aggregate amount of up to € 119 to issue shares to employees (in which case the pre-emptive rights of existing shareholders are excluded).

The Company has conditional capital of up to € 96 (Conditional Share Capital I) and of up to € 29 (Conditional Share Capital III) that may be used to issue up to 62.5 million new registered shares in connection with the Company's long-term incentive plans (see note 28). These shares will have dividend rights from the beginning of the fiscal year in which they are issued.

The Company has conditional capital of up to € 50 (Conditional Share Capital II) that may be used to issue up to 25 million new registered shares upon conversion of debt securities, which have been issued in February 2002 and may be converted until January 23, 2007 (see note 18). These shares will have dividend rights from the beginning of the fiscal year in which they are issued.

The Company has conditional capital of up to € 350 (Conditional Share Capital II/2002) that may be used to issue up to 175 million new registered shares upon conversion of debt securities which may be issued before January 21, 2007. These shares will have dividend rights from the beginning of the year in which they are issued.

Until January 22, 2002, the Company had Authorized Share Capital III to issue shares in connection with business combinations (contributions in kind), where the preemptive rights of shareholders are excluded.

Capital Transactions

Following the Formation, Infineon was capitalized through the issuance of 600,000,000 ordinary shares with an aggregate nominal value of € 1,200. On March 13, 2000, Infineon successfully completed its initial public offering ("IPO") of 16,700,000 ordinary shares, consisting of American Depository Shares which are listed on the New York Stock Exchange and ordinary shares which are listed on the Frankfurt Stock Exchange, raising € 562, net of offering expenses.

In March 2000, pursuant to a private placement, the Company sold 7,592,430 ordinary shares, raising € 259.

On April 25, 2000, the Company issued 1,209,077 ordinary shares from Authorized Share Capital III to acquire the net assets of Savan (see note 3).

(euro in millions, except where otherwise stated)

In March 2001, the Company issued 443,488 ordinary shares from Authorized Share Capital III as partial consideration to acquire an interest in Ramtron International Corp. (see note 12).

In April 2001, the Company issued 706,714 ordinary shares from Authorized Share Capital III to acquire Ardent (see note 3).

In July 2001, Infineon successfully completed a secondary public offering of 60,000,000 ordinary shares, raising € 1,475, net of offering expenses.

In August 2001, the Company issued 6,373,435 ordinary shares from Authorized Share Capital III to acquire Catamaran (see note 3).

In September 2002, the Company issued 27,500,000 ordinary shares from Authorized Share Capital I/2002 to acquire MIC (see note 3).

During the year ended September 30, 2002 the Company issued 355,460 ordinary shares from Authorized Share Capital II in connection with the Company's employee share purchase program (see note 28).

Under German commercial law (Aktiengesetz) the amount of dividends available for distribution to shareholders is based on the level of earnings (Bilanzgewinn) of the ultimate parent, Infineon Technologies AG, as determined in accordance with the HGB. All dividends must be approved by shareholders. At a shareholders' meeting on April 6, 2001, the shareholders authorized, and the Company subsequently paid a dividend of € 406 in respect of the earnings for the year ended September 30, 2000 of Infineon Technologies AG. The ordinary shareholders meeting held in January 2002 did not authorize a dividend. No dividend will be proposed by management to shareholders for fiscal year 2002, since the ultimate parent incurred a loss (Bilanzverlust) for the financial year ended September 30, 2002.

On October 13, 1999 ProMOS Technologies Inc., an Associated Company, completed a public offering on the Taiwan Stock Exchange of 150,000,000 primary shares. As a result of this offering the Company's interest in ProMOS was diluted, while its proportional share of ProMOS' shareholders' equity increased by € 51. Pursuant to SEC SAB Topic 5:H, this increase is reflected as a direct addition to shareholders' equity, since the realization of the gain was not reasonably assured at the time of the transaction.

6. Earnings (Loss) Per Share

Basic earnings (loss) per share ("EPS") is calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is calculated by dividing net income by the sum of the weighted average number of ordinary shares outstanding plus all additional ordinary shares that would have been outstanding if potentially dilutive securities or ordinary share equivalents had been issued.

The computation of basic and diluted EPS for the years ended September 30, 2000, 2001 and 2002, is as follows:

	2000	2001	2002
Numerator			
Net income (loss)	1,126	(591)	(1,021)
Denominator			
Weighted-average shares outstanding – basic	613,862,876	640,566,801	694,729,462
Effect of dilutive stock options	1,258,310	–	–
Weighted-average shares outstanding – diluted	615,121,186	640,566,801	694,729,462
Earnings (loss) per share (in euro)			
Basic and diluted	1.83	(0.92)	(1.47)

(euro in millions, except where otherwise stated)

7. Marketable Securities

Marketable securities at September 30, 2001 and 2002 consist of the following:

	September 30, 2001				September 30, 2002			
	Cost	Fair Value	Unrealized Gain	Unrealized Loss	Cost	Fair Value	Unrealized Gain	Unrealized Loss
German government securities	5	5	–	–	–	–	–	–
Foreign governments securities	25	25	–	–	10	10	–	–
Floating rate notes	55	57	2	–	299	299	2	(2)
Other debt securities	3	3	–	–	23	21	–	(2)
Total debt securities	88	90	2	–	332	330	2	(4)
Equity securities	19	14	–	(5)	9	7	–	(2)
Fixed term deposits	–	–	–	–	413	413	–	–
Total marketable securities	107	104	2	(5)	754	750	2	(6)
Reflected as follows								
Current asset	96	93	2	(5)	742	738	2	(6)
Non-current asset (note 13)	11	11	–	–	12	12	–	–
Total marketable securities	107	104	2	(5)	754	750	2	(6)

Realized gains (losses) were € 20, € 1 and € (3) for the years ended September 30, 2000, 2001 and 2002, respectively, and are reflected as other income (expense), net in the accompanying statements of operations.

Debt securities at September 30, 2002 had the following remaining contractual maturities:

	Cost	Fair Value
Less than 1 year	88	86
Between 1 and 5 years	203	203
More than 5 years	41	41
	332	330

Actual maturities may differ due to call or prepayment rights.

(euro in millions, except where otherwise stated)

8. Trade Accounts Receivable, net

Trade accounts receivable at September 30, 2001 and 2002 consist of the following:

	2001	2002
Third party – trade	530	696
Siemens group – trade (note 19)	132	97
Associated and Related Companies – trade (note 19)	12	8
Trade accounts receivable, gross	674	801
Allowance for doubtful accounts	(48)	(43)
Trade accounts receivable, net	626	758

Activity in the allowance for doubtful accounts for the years ended September 30, 2001 and 2002 is as follows:

	2001	2002
Allowance for doubtful accounts at beginning of year	32	48
Bad debt expense (recovery), net	19	(5)
Write-offs charged against the allowance	(1)	–
Foreign currency effects	(2)	–
Allowance for doubtful accounts at end of year	48	43

9. Inventories

Inventories at September 30, 2001 and 2002 consist of the following:

	2001	2002
Raw materials and supplies	126	105
Work-in-process	459	463
Finished goods	297	323
	882	891

During the years ended September 30, 2000, 2001 and 2002, the Company recorded inventory write-downs of € 40, € 358 and € 0, respectively.

(euro in millions, except where otherwise stated)

10. Other Current Assets

Other current assets at September 30, 2001 and 2002 consist of the following:

	2001	2002
VAT and other tax receivables	136	54
Miscellaneous receivables	89	116
Financial instruments (note 29)	133	140
Grants receivable	6	100
Siemens group – financial and other receivables (note 19)	25	23
Associated and Related Companies – financial and other receivables (note 19)	38	28
Employee receivables	6	8
Other	46	54
	479	523

11. Property, Plant and Equipment, net

A summary of activity for property, plant and equipment for the year ended September 30, 2002 is as follows:

	Land and buildings	Technical equipment and machinery	Other plant and office equipment	Construction in progress	Total
Cost					
September 30, 2001	1,052	5,679	1,929	752	9,412
Additions	–	332	162	149	643
Disposals	(1)	(83)	(69)	(4)	(157)
Consolidations	(5)	13	(1)	(1)	6
Transfers	29	405	84	(518)	–
Foreign currency effects	(20)	(92)	(28)	(14)	(154)
September 30, 2002	1,055	6,254	2,077	364	9,750
Accumulated depreciation					
September 30, 2001	(352)	(2,625)	(1,202)	–	(4,179)
Additions	(72)	(898)	(350)	–	(1,320)
Disposals	–	67	62	–	129
Consolidations	–	14	7	–	21
Transfers	–	8	(8)	–	–
Foreign currency effects	6	62	22	–	90
September 30, 2002	(418)	(3,372)	(1,469)	–	(5,259)
Book value September 30, 2001	700	3,054	727	752	5,233
Book value September 30, 2002	637	2,882	608	364	4,491

The Company is the lessor of technical equipment (see note 19) of € 217 and € 215 with related accumulated depreciation of € 162 and € 183 as of September 30, 2001 and 2002, respectively.

At September 30, 2002, construction in progress includes € 204 relating to the construction of a 300-millimeter wafer fabrication facility in Richmond, Virginia, USA, which is temporarily suspended and not depreciated. The Company expects to continue construction during the year ending September 30, 2003, subject to market conditions.

(euro in millions, except where otherwise stated)

12. Long-term Investments, net

A summary of activity for long-term investments for the year ended September 30, 2002 is as follows:

	Investment in Associated Companies	Investment in Related Companies	Total
Balance at September 30, 2001	512	143	655
Additions	163	15	178
Disposals	–	(2)	(2)
Impairments	(9)	(30)	(39)
Equity in losses	(47)	–	(47)
Gain on share issuance	18	–	18
Foreign currency effects	(54)	(1)	(55)
Balance at September 30, 2002	583	125	708

Investments in Related Companies principally relate to investment activities aimed at strengthening Infineon's future intellectual property potential.

The following Associated Companies at September 30, 2002 are accounted for using the equity method of accounting:

Name of the Associated Company	Percentage of ownership
Advanced Mask Technology Center GmbH & Co. KG, Dresden, Germany ("AMTC")	33.3%
ALTIS Semiconductor, Essonnes, France ("ALTIS")	50.1%
Aristos Logic Corp., Anaheim Hills, California, USA ("Aristos")	23.6%
Cryptomathic Holding ApS, Arhus, Denmark ("Cryptomathic")	25.4%
Enhanced Memory Systems Inc., Wilmington, Delaware, USA ("EMS")	20.0%
Maskhouse Building Administration GmbH & Co. KG, Dresden, Germany ("BAC")	33.3%
MICRAM Microelectronic GmbH, Bochum, Germany ("MICRAM")	25.1%
Newlogic Technologies AG, Lustenau, Austria ("Newlogic")	24.9%
ProMOS Technologies Inc., Hsinchu, Taiwan ("ProMOS")	29.9%
Ramtron International Corp., Colorado Springs, Colorado, USA ("Ramtron")	20.1%
UMCi Pte. Ltd., Singapore ("UMCi")	31.7%

Infineon has accounted for these investments under the equity method of accounting due to the lack of unilateral control (see note 2). The above companies are principally engaged in the research and development, design and manufacture of semiconductors and related products.

On May 16, 2002, the Company entered into a joint venture with the partners Advanced Micro Devices, Inc., USA, (AMD) and DuPont Photomasks, Inc., USA, (DuPont) with the purpose of developing and manufacturing advanced photo masks. Each partner has a one third share in the newly founded companies AMTC and BAC through a capital contribution of € 6 by each partner at foundation.

ALTIS is a joint venture between Infineon and IBM, with each having equal voting representation.

On July 20, 2000 the Company acquired an interest in Aristos for a total contribution of € 5. On March 26, 2001 the Company exercised an option to convert a loan of € 5 to equity. In the year ended September 30, 2001, the Company wrote off its investment in and advances to Aristos.

(euro in millions, except where otherwise stated)

Effective July 1, 2001, the Company acquired a 25.4% interest in Cryptomathic for € 10 in cash.

On January 12, 2001, the Company obtained a 25.1% interest in MICRAM. MICRAM develops high-speed integrated circuits with more than 40 Gigabit/s.

During the year ended September 30, 2001 the Company acquired an aggregate 24.9% interest in Newlogic for a total consideration of € 21.

ProMOS, a Taiwanese public company, is owned primarily by Mosel Vitelic, Inc. ("MVI") and Infineon. The Company's investment in ProMOS is net of deferred license and technology transfer fee revenue (see note 23). On May 22, 2000 ProMOS shareholders approved the distribution of employee bonuses in the form of shares, which diluted the Company's interest to 33.0%, while its proportional share of ProMOS' shareholders' equity increased by € 53. On May 14, 2001 ProMOS shareholders approved the distribution of employee bonuses in the form of shares, which diluted the Company's interest to 32.5%, while its proportional share of ProMOS' shareholders' equity increased by € 11. On May 23, 2002 ProMOS issued 300 million shares in a primary offering of Global Depository Receipts. As a result of this distribution, the Company's interest was diluted to 29.9%, while its proportional share of ProMOS' shareholders' equity increased by € 18.

In March 2001, the Company acquired a 20.1% interest in Ramtron for total consideration of € 31, consisting of 443,488 ordinary shares and cash of € 11. Ramtron is a leading developer of specialty semiconductor memory products, based in Colorado Springs, Colorado, and listed on the Nasdaq exchange under the symbol RMTR. During the year ended September 30, 2002 the Company recorded an € 9 impairment charge related to its investment because the decline in the market value of Ramtron shares since the initial investment was considered to be other than temporary.

On March 30, 2000, the Company entered into the UMCi joint venture agreement with United Microelectronics Corporation ("UMC") to construct and operate a 300-millimeter wafer semiconductor facility. The Company received a 27.3% ownership interest in exchange for cash of € 66. On October 1, 2001 the Company contributed $ 59 million in cash and made a contribution of technology, which increased the Company's ownership interest to 31.7%.

Included in the amount of long-term investments at September 30, 2002 is goodwill, net, of € 35 related to such investments.

The aggregate summarized financial information for the Associated Companies for the fiscal years 2000, 2001 and 2002, is as follows:

	2000[1]	2001[2]	2002
Sales	1,684	1,534	922
Gross profit	515	275	14
Net income (loss)	291	86	(174)

	2001	2002
Current assets	1,188	1,045
Non-current assets	2,239	1,992
Current liabilities	(992)	(841)
Non-current liabilities	(472)	(497)
Shareholders' equity	1,963	1,699

1 Includes sales, gross profit and net income of OSRAM Opto of € 480, € 70 and € 19, respectively.
2 Includes sales, gross profit and net income of OSRAM Opto of € 415, € 59 and € 9, respectively.

(euro in millions, except where otherwise stated)

13. Other Assets

Other non-current assets at September 30, 2001 and 2002 consist of the following:

	2001	2002
Intangible assets, net	437	554
Notes receivable	13	9
Associated and Related Companies – financial and other (note 19)	15	92
Employee receivables	4	2
Marketable securities (note 7)	11	12
Other, net	1	2
	481	671

A summary of activity for intangible assets for the year ended September 30, 2002 is as follows:

	Goodwill	Other intangibles	Total
Cost, September 30, 2001	328	347	675
Additions	9	46	55
Impairments and write-offs	(5)	(6)	(11)
Disposals	–	(224)	(224)
Consolidations	70	140	210
Reclassifications	2	(2)	–
Foreign currency effects	(17)	–	(17)
September 30, 2002	387	301	688
Accumulated amortization, September 30, 2001	(32)	(206)	(238)
Additions	–	(51)	(51)
In-process R&D	–	(37)	(37)
Disposals	–	197	197
Consolidations	–	(6)	(6)
Foreign currency effects	1	–	1
September 30, 2002	(31)	(103)	(134)
Book value September 30, 2001	296	141	437
Book value September 30, 2002	356	198	554

The estimated aggregate amortization expense relating to other intangible assets for each of the five succeeding financial years is as follows: 2003 € 67; 2004 € 57; 2005 € 33; 2006 € 23; 2007 € 18.

(euro in millions, except where otherwise stated)

14. Trade Accounts Payable

Trade accounts payable at September 30, 2001 and 2002 consist of the following:

	2001	2002
Third party – trade	956	837
Siemens group – trade (note 19)	137	154
Associated and Related Companies – trade (note 19)	98	206
	1,191	1,197

15. Accrued Liabilities

Accrued liabilities at September 30, 2001 and 2002 consist of the following:

	2001	2002
Personnel costs	158	187
Accrual for restructuring (note 24)	81	35
Taxes	66	93
Warranties and licenses	83	103
Other	38	90
	426	508

16. Other Current Liabilities

Other current liabilities at September 30, 2001 and 2002 consist of the following:

	2001	2002
Payroll obligations and other liabilities to employees	174	162
Deferred income	75	126
Financial instruments (note 29)	11	5
VAT and other taxes payable	89	108
Siemens group – financial and other (note 19)	2	–
Associated and Related Companies – financial and other (note 19)	2	62
Other	95	74
	448	537

Deferred income includes amounts deferred for licenses and technology transfer fees (note 23), sale of a business (note 4) and grants (note 22).

(euro in millions, except where otherwise stated)

17. Other Liabilities

Other non-current liabilities at September 30, 2001 and 2002 consist of the following:

	2001	2002
Pension obligations (note 21)	37	71
Deferred government grants	37	230
Deferred license and technology transfer fees (note 23)	16	39
Redeemable interest	196	218
Minority interest	18	12
Other	34	39
	338	609

Under the Company's agreements with the other investors in the SC300 venture, each of them has the right to sell their interest in the venture to the Company on September 30, 2005 and every third anniversary thereafter, and the Company has the right to purchase their interests in the venture once every three years, commencing March 31, 2004. In addition, each of the other investors has the right to sell their interest in the venture to the Company under certain conditions. The carrying amount of this liability represents their contributed capital and is increased by amounts representing accretion of interest, which could be payable under the redemption feature, so that the carrying amount of the liability will equal the redemption amount at any redemption date.

18. Debt

Debt at September 30, 2001 and 2002 consists of the following:

	2001	2002
Short-term debt		
Notes payable to banks, weighted average rate 3.0%	95	96
Current portion of long-term debt	21	23
Capital lease obligations	3	1
Total short-term debt and current maturities	119	120
Long-term debt		
Convertible subordinated notes, 4.25%, due 2007	–	981
Loans payable to banks		
Unsecured term loans, weighted average rate 3.6%, due 2002–2008	112	595
Interest-free loan, due 2004	43	51
Secured term loans, weighted average rate 5.1%, due 2007	1	2
Loans payable, weighted average rate 4.0%, due 2004	7	6
Notes payable, weighted average rate 4.0%, due 2003	11	–
Notes payable to governmental entity, rate 1.4%, due 2027–2031	74	70
Capital lease obligations	1	5
Total long-term debt	249	1,710

Short-term notes payable to banks consist primarily of borrowings under the terms of short-term borrowing arrangements.

(euro in millions, except where otherwise stated)

On February 6, 2002, the Company (as guarantor), through its subsidiary Infineon Technologies Holding B.V. (as issuer), issued € 1,000 in subordinated convertible notes at par in an underwritten offering to institutional investors in Europe. The notes are convertible, at the option of the holders of the notes, into Infineon shares at a conversion price of euro 35.43 per share. Upon conversion, the Company may pay a cash amount in lieu of delivery of all or part of the shares. The convertible notes accrue interest at 4.25% per year and have a five-year maturity. The notes are unsecured and pari passu with all present and future unsecured subordinated obligations of the issuer. The note holders have a negative pledge relating to any future capital market indebtedness, as defined. The note holders have an early redemption option in the event of a change of control, as defined. The Company may redeem the convertible notes after three years at their principal amount plus interest accrued thereon if the Infineon share price exceeds 115% of the conversion price for a 30-day period. The convertible notes are listed on the Luxembourg Stock Exchange. At September 30, 2002, unamortized debt issuance costs were € 16.

The interest-free loan, due 2004, consists of borrowings under an arrangement whereby a governmental entity has agreed to pay all interest thereon. Additionally, should Infineon meet certain stipulations, the governmental entity has agreed to repay up to 75% of the outstanding balance of the loan on behalf of Infineon. However, all amounts outstanding under the loan are included as obligations of Infineon until the stipulations are achieved, at which time the reported obligations are reduced by the amount to be paid by the governmental entity.

At September 30, 2002, the Company had € 70 of unsecured Industrial Revenue Bonds outstanding associated with the construction at the Infineon Richmond facility.

The Company has a € 450 syndicated credit facility relating to the expansion of the Dresden manufacturing facility. The credit facility is supported by a partial guarantee of the Federal Republic of Germany and another governmental entity. The credit facility contains specified financial covenants, provides for annual payments of interest and matures on September 30, 2005. At September 30, 2002, this facility was fully drawn.

On September 30, 2002 the Company concluded a € 750 syndicated multicurrency revolving credit facility. The amount of the facility is divided into two equal tranches. The first tranche of € 375 expires in September 2003. The second tranche of € 375 expires in September 2005. The facility has customary financial covenants and drawings bear market related interest. This facility replaces the existing € 622 multicurrency revolving credit facility on such date. At September 30, 2002 no amounts were outstanding under this facility.

The Company has established independent financing arrangements with several financial institutions, in the form of both short and long-term credit facilities, which are available for anticipated funding purposes. These facilities (which include the revolving credit facility of € 750 and the syndicated credit facility of € 450 described above and exclude capital leases and the convertible subordinate notes) aggregate € 2,183, of which € 1,340 was available at September 30, 2002, and are comprised of four components: The first component represents short-term facilities, which are subject to firm commitments by financial institutions, for working capital, guarantees and cash pooling purposes, aggregate € 911, of which € 815 was available at September 30, 2002. The second component represents additional short-term facilities, which are not subject to firm commitments by financial institutions, for working capital purposes, aggregate € 152, of which € 152 was available at September 30, 2002. The third component represents long-term facilities, with a maturity date of at least one year, which are subject to firm commitments by financial institutions, for working capital purposes, aggregate € 384, of which € 373 was available at September 30, 2002. The fourth component represents long-term facilities, with a maturity date of at least one year, which are subject to firm commitments by financial institutions for project finance purposes, aggregate € 736 (including current maturities), which was fully drawn at September 30, 2002.

At September 30, 2002, the Company is in compliance with its debt covenants under the relevant facilities.

Interest expense for the years ended September 30, 2000, 2001 and 2002 was € 0, € 42 and € 89, respectively.

(euro in millions, except where otherwise stated)

Aggregate amounts of long-term debt maturing subsequent to September 30, 2002 are as follows:

Year ending September 30	Amount
2004	94
2005	499
2006	47
2007	1,000
thereafter	70
	1,710

19. Related Parties

Infineon has transactions in the normal course of business with Siemens group companies and with Related and Associated Companies (together, "Related Parties"). Infineon purchases certain of its raw materials, especially chipsets, from, and sells a significant portion of its products to, Related Parties. Purchases and sales to Related Parties are generally based on market prices or manufacturing cost plus a mark-up.

Related Party receivables at September 30, 2001 and 2002 consist of the following:

	2001	2002
Current		
Siemens group – trade	132	97
Associated and Related Companies – trade	12	8
Siemens group – financial and other	25	23
Associated and Related Companies – financial and other	38	28
Employee receivables	6	8
	213	164
Non-current		
Associated and Related Companies – financial and other	15	92
Employee receivables	4	2
	19	94
Total Related Party receivables	232	258

(euro in millions, except where otherwise stated)

Related Party payables at September 30, 2001 and 2002 consist of the following:

	2001	2002
Siemens group – trade	137	154
Associated and Related Companies – trade	98	206
Siemens group – financial and other	2	–
Associated and Related Companies – financial and other	2	62
Total Related Party payables	239	422

Related Party receivables and payables have been segregated (1) between amounts owed by or to Siemens group companies and companies in which Infineon has an ownership interest and (2) based on the underlying nature of the transactions. Trade receivables and payables include amounts for the purchase and sale of products. Financial and other receivables and payables represent amounts owed relating to loans and advances and accrue interest at interbank rates.

Transactions with Related Parties during the years ended September 30, 2000 , 2001 and 2002, include the following:

	2000	2001	2002
Sales to Related Parties			
Siemens group companies	1,089	901	761
Associated and Related Companies	122	147	170
Purchases from Related Parties			
Siemens group companies	424	417	681
Associated and Related Companies	1,183	1,040	686
Interest income from Related Parties	14	9	5
Interest expense to Related Parties	21	10	2

Sales to Siemens group companies include sales to the Siemens group sales organizations for resale to third parties of € 326, € 89 and € 77 for the years ended September 30, 2000, 2001 and 2002, respectively. In January 2001, the Company completed the renegotiation of its compensation arrangements with the Siemens group sales organizations to cease the practice of selling at a discount to them for resale to third parties. Such discounts ranged between 5% to 8% and were reflected as reductions in net sales. Sales are principally conducted through the Company's own independent sales organization directly to third parties. Where the Company has not established its own independent sales organization in a certain country, a commission is paid to the Siemens group sales organizations where they assist in making sales directly to third parties.

(euro in millions, except where otherwise stated)

Purchases from Siemens group companies primarily include purchases of inventory, IT services, and administrative services.

Technical equipment is leased to ALTIS (see note 11). The non-cancelable future lease payments due under this lease at September 30, 2002 amount to € 23 for the year 2003 and € 15 for the year 2004.

On December 21, 2001, the ALTIS joint venture refinanced its bridge loan in part by executing a € 110 revolving loan with a syndicate of financial institutions. The loan is not guaranteed by the shareholders of ALTIS, Infineon and IBM. In connection with this refinancing, Infineon and IBM each extended term loans to ALTIS, which are subordinated to the syndicated revolving loan, and of which € 76 is included in non-current Associated and Related Companies – financial and other receivables as of September 30, 2002.

At September 30, 2002, current Associated and Related Companies – financial and other payables include a loan of $55 million from UMCi, which bears interest at market rates and is due on December 27, 2002.

On August 10, 2000, Siemens issued a guaranteed exchangeable note with an aggregate nominal amount of € 2,500 (representing 4% of the Company's ordinary share capital), which is divided into bearer notes with a nominal amount of € 0.1 each. The notes bear a 1% fixed annual interest rate and are to be redeemed by Siemens on August 10, 2005. Each note can be exchanged, in certain circumstances, through August 10, 2005 for 1,000 Infineon shares.

On December 5, 2001, Siemens transferred 200 million Infineon shares, or approximately 28.9% of Infineon's then outstanding share capital to an irrevocable, non-voting trust, not related to the Siemens group, under a trust agreement. The trustee has legal title to the shares held in trust and Siemens has irrevocably relinquished all voting rights in the shares. However, the trustee is not permitted to vote any Infineon shares it holds in trust under the trust agreement. Siemens continues to be entitled to all the benefits of economic ownership of the shares held in trust, including the right to receive cash dividends and any proceeds resulting from a permitted sale of the Infineon shares held in trust under the trust agreement. Under the trust agreement, the trustee holds the shares in trust for the benefit of the beneficiaries under the trust agreement, which include Siemens as trustor and third party shareholders of Infineon. The trust agreement will terminate when the Siemens group, on a consolidated basis, has held, directly or indirectly, less than 50% of the voting share capital of Infineon, including the shares held in trust by the trustee, for a period of two consecutive years. Certain provisions of the trust agreement, including those relating to voting and transfer of the shares held in trust, may not be amended without the approval of Infineon's shareholders.

The irrevocable transfer of Infineon shares to the non-voting trust by Siemens on December 5, 2001, reduced Siemens' voting interest in Infineon by an amount corresponding to the number of shares transferred. Accordingly, while Siemens' ownership interest in Infineon at December 31, 2001 is 47.1%, its voting interest is 18.2%. Such voting interest, when combined with the voting interest in Infineon shares of 13.2% held by the Siemens pension trust, represents a combined voting interest of 31.4% as of December 31, 2001. Since shareholders of Infineon other than Siemens and the Siemens pension trust own approximately 39.7% of Infineon's share capital, they control a majority of the shares that may be voted at any Infineon shareholders' meeting. The effect of the transfer of Infineon shares into the non-voting trust is that the other shareholders in Infineon have a disproportionate voting interest.

Upon ceasing to be a majority-controlled subsidiary of Siemens, the Company lost rights under a number of patent cross-license agreements originally entered into by Siemens and third parties. In anticipation of this possibility, the Company has entered into patent cross-license agreements with many of these third parties that extend or transfer to the Company the relevant third party's cross-license arrangements with Siemens. In addition the Company has negotiated new contracts and is engaged in continuing negotiations with several major industry participants.

On January 8, 2002, Siemens sold 40 million Infineon shares in a block trade transaction, thereby reducing the combined voting interest of Siemens and the Siemens pension trust in the Company as of that date to 25.6%.

(euro in millions, except where otherwise stated)

20. Income Taxes

Income (loss) before income taxes and minority interest is attributable to the following geographic locations for the years ended September 30, 2000, 2001 and 2002:

	2000	2001	2002
Germany	1,298	(1,184)	(1,403)
Foreign	446	159	236
	1,744	(1,025)	(1,167)

Income tax expense (benefit) for the years ended September 30, 2000, 2001 and 2002 is as follows:

	2000	2001	2002
Current taxes			
Germany	448	23	15
Foreign	73	43	124
	521	66	139
Deferred taxes			
Germany	110	(490)	(232)
Foreign	(19)	(4)	(46)
	91	(494)	(278)
Income tax (benefit) expense	612	(428)	(139)

In October 2000, the German government enacted new tax legislation which reduced the Company's statutory tax rate in Germany to a uniform 25%, effective for the Company's year ended September 30, 2002. Additionally, a solidarity surcharge of 5.5% and trade tax of 13% is levied, for a combined statutory tax rate of 39%. Prior to October 1, 2001, a split rate imputation system was applied of 40% on retained earnings and 30% on distributed earnings, for a combined statutory rate of 52%. The impact of the reduced tax rate on the Company's deferred tax balances of € 28 was recorded in the year ended September 30, 2001.

On September 19, 2002, the German government enacted new tax legislation which increases the corporate statutory tax rate from 25% to 26.5%, and which is applicable only for the Company's financial year ending September 30, 2003. The legislation was enacted to provide assistance to flood victims in Germany. The effect of the increased tax rate was recorded as a € 2 income tax benefit in the year ended September 30, 2002, representing the impact on temporary differences which are expected to reverse in the following financial year.

(euro in millions, except where otherwise stated)

A reconciliation of income taxes for the years ended September 30, 2000, 2001 and 2002, determined using the German corporate tax rate plus trade taxes, net of federal benefit, for a combined statutory rate of 52% for 2000 and 2001, and 39% for 2002 is as follows:

	2000	2001	2002
Expected provision (benefit) for income taxes	907	(533)	(455)
Dividend tax credit	(58)	–	–
Tax-free income	(79)	(16)	(39)
Foreign tax rate differential	(150)	(91)	(16)
Non-deductible expenses and other provisions	1	41	99
Change in German tax rate – effect on opening balance	–	(28)	–
Change in German tax rate – effect on current year	–	154	(2)
Change in valuation allowance	(28)	18	275
In-process research and development	–	29	10
Other	19	(2)	(11)
Actual provision (benefit) for income taxes	612	(428)	(139)

(euro in millions, except where otherwise stated)

Deferred income tax assets and liabilities as of September 30, 2001 and 2002 relate to the following:

	2001	2002
Assets		
Intangible assets	65	232
Investments	35	10
Inventories	30	27
Deferred income	84	148
Net operating loss and tax credit carry-forwards	441	804
Other items	123	160
Gross deferred tax assets	778	1,381
Valuation allowances	(19)	(294)
Deferred tax assets	759	1,087
Liabilities		
Intangible assets	15	59
Property, plant and equipment	319	190
Accrued liabilities	9	8
Other items	37	40
Deferred tax liabilities	380	297
Deferred tax assets, net	379	790

Net deferred income tax assets and liabilities are presented in the accompanying balance sheets as of September 30, 2001 and 2002 as follows:

	2001	2002
Deferred tax assets		
Current	39	82
Non-current	412	787
Deferred tax liabilities		
Current	(19)	(21)
Non-current	(53)	(58)
	379	790

(euro in millions, except where otherwise stated)

At September 30, 2002, Infineon had tax loss carry-forwards of € 1,667 (relating to both trade and corporate tax) and tax credit carry-forwards of € 65. Such tax loss and credit carry-forwards are mainly from German operations, are generally limited to use by the particular entity that generated the loss or credit and do not expire under current law, except for tax loss carry-forwards from non-German operations of € 91 which expire in 2020 and 2021.

Pursuant to SFAS No. 109, the Company has assessed its deferred tax asset and the need for a valuation allowance. Such an assessment considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The assessment requires considerable judgement on the part of management, with respect to, amongst others, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon the Company's ability to generate the appropriate character of future taxable income sufficient to utilize loss carry-forwards or tax credits before their expiration. Since the Company had incurred a cumulative loss in certain tax jurisdictions over a three year period as of September 30, 2002, the impact of forecasted future taxable income is excluded from such an assessment, pursuant to the provisions of SFAS No. 109. For these tax jurisdictions, the assessment was therefore only based on the benefits that could be realized from available tax strategies and the reversal of temporary differences in future periods. As a result of this assessment, the Company increased the deferred tax asset valuation allowance as of September 30, 2002 by € 275 million, to reduce the deferred tax asset to an amount that is more likely than not expected to be realized in future. During the year ended September 30, 2001, valuation allowances in the amount of € 19 were established for tax loss carry-forwards relating to the Malaysian operations which were considered more likely than not that they would not be fully utilized, due to the existence of tax credit carry-forwards.

Infineon did not provide for income taxes or foreign withholding taxes on cumulative earnings of foreign subsidiaries as of September 30, 2002, because these earnings are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

The income tax (benefit) expense for the 2000, 2001 and 2002 financial years was allocated to continuing operations and accumulated other comprehensive income. The aggregate amounts allocated to equity, for unrealized gains (losses) on securities and minimum pension liabilities, were € 9, € (15) and € (6) for 2000, 2001 and 2002, respectively.

(euro in millions, except where otherwise stated)

21. Pension Plans

Infineon provides pension benefits to a significant portion of its hourly and salaried employees. Plan benefits are principally based upon years of service. Certain pension plans are based on salary earned in the last year or last five years of employment while others are fixed plans depending on ranking (both wage level and position).

Information with respect to Infineon's pension plans for the years ended September 30, 2000, 2001 and 2002 is presented by German ("Domestic") plans and non-German ("Foreign") plans.

	2000		2001		2002	
	Domestic plans	Foreign plans	Domestic plans	Foreign plans	Domestic plans	Foreign plans
Change in projected benefit obligations						
Projected benefit obligations beginning of year	(148)	(16)	(170)	(31)	(197)	(30)
Service cost	(10)	(5)	(12)	(1)	(13)	(4)
Interest cost	(9)	(3)	(11)	(2)	(12)	(2)
Actuarial (losses) gains	(4)	(1)	(6)	(4)	–	2
Business combinations	–	(1)	–	–	–	(7)
Divestitures	–	–	–	–	1	–
New plan created	–	–	–	–	(1)	(2)
Plan amendments	–	–	–	4	–	–
Settlement of pension obligations	–	–	–	1	–	–
Benefits paid	1	–	2	–	2	–
Curtailment	–	–	–	–	2	–
Foreign currency effects	–	(5)	–	3	–	2
Projected benefit obligations end of year	(170)	(31)	(197)	(30)	(218)	(41)
Change in fair value of plan assets						
Fair value at beginning of year	–	5	155	9	133	24
Contributions and transfers	155	–	–	15	12	1
Actual return on plan assets	–	2	(22)	1	(13)	1
Benefits paid	–	–	–	–	(2)	–
New plan created	–	–	–	–	–	2
Foreign currency effects	–	2	–	(1)	–	(2)
Fair value at end of year	155	9	133	24	130	26
Funded status	(15)	(22)	(64)	(6)	(88)	(15)
Unrecognized actuarial loss	9	7	52	4	68	3
Unrecognized net obligation	3	–	2	–	–	–
Net liability recognized	(3)	(15)	(10)	(2)	(20)	(12)

(euro in millions, except where otherwise stated)

The above net liability is recognized as follows in the accompanying balance sheets as of September 30:

	2000		2001		2002	
	Domestic plans	Foreign plans	Domestic plans	Foreign plans	Domestic plans	Foreign plans
Prepaid pension cost	4	–	–	–	–	–
Restricted cash	14	–	–	–	–	–
Accumulated other comprehensive income	–	–	19	–	33	–
Accrued pension liability	(21)	(15)	(29)	(2)	(53)	(12)
Net liability recognized	(3)	(15)	(10)	(2)	(20)	(12)

The assumptions used in calculating the actuarial values for the principal pension plans are as follows:

	2000		2001		2002	
	Domestic plans	Foreign plans	Domestic plans	Foreign plans	Domestic plans	Foreign plans
Discount rate	6.5%	7.8%	6.0%	7.5%	6.0%	5.5%–7.0%
Rate of compensation increase	3.5%–3.8%	5.0%	3.0%	4.5%	3.0%	3.0%–4.5%
Expected return on plan assets	–	8.5%	10.0%	8.0%	5.4%	6.0%–7.0%

Discount rates are established based on prevailing market rates for high-quality fixed-income instruments that, if the pension benefit obligation was settled at the measurement date, would provide the necessary future cash flows to pay the benefit obligation when due. The Company believes short-term changes in interest rates should not affect the measurement of the Company's long-term obligation.

The components of net periodic pension cost for the years ended September 30, 2000, 2001 and 2002 are as follows:

	2000		2001		2002	
	Domestic plans	Foreign plans	Domestic plans	Foreign plans	Domestic plans	Foreign plans
Service cost	(10)	(5)	(12)	(1)	(13)	(4)
Interest cost	(9)	(3)	(11)	(2)	(12)	(2)
Expected return on plan assets	–	1	15	1	7	1
Amortization of unrecognized losses	–	–	–	–	(2)	–
Amortization of unrecognized net obligation	(2)	–	(2)	–	(2)	–
Net periodic pension cost	(21)	(7)	(10)	(2)	(22)	(5)

On September 25, 2000, the Company established the Infineon Technologies Pension Trust (the "Pension Trust") for the purpose of funding future pension benefit payments for employees in Germany. The Company contributed € 155 of cash and marketable debt and equity securities, which qualify as plan assets under SFAS No. 87, to the Pension Trust for use in funding these pension benefit obligations, thereby reducing accrued pension liabilities.

The effect of the employee terminations, in connection with the Company's restructuring plan (see note 24), on the Company's pension obligation is reflected as a curtailment in the year ended September 30, 2002 pursuant to the provisions of SFAS No. 88 "Employers Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits."

During the year ended September 30, 2002, the Company made contributions of € 10 to fund its pension plan in Germany.

(euro in millions, except where otherwise stated)

During the year ended September 30, 2002, the Company established a deferred savings plan for its German employees, whereby a portion of the employee's salary is invested for an annuity payment including interest upon retirement. The liability for such future payments is actuarially determined and accounted for on the same basis as the Company's other pension plans.

Following the Company's spin-off from Siemens, the Company established a pension plan for its US employees separate from the Siemens US pension plan. At the time of the spin-off, the funded status of the Company's allocated portion of the Siemens US pension plan relating to the transferred employees was reflected as an accrued pension liability. Subsequently, Siemens transferred assets to fund this liability based on an actuarial determination. The difference between the actuarial valuation at the funding date and the originally allocated liability of € 10 is reflected as an equity transaction during the year ended September 30, 2002.

The Company provides post-retirement health care benefits to eligible employees in the United States. The Company recognized net periodic benefit cost of € 1, € 1 and € 0 for the years ended September 30, 2000, 2001 and 2002, respectively. The net liability recognized in the balance sheet was € 6 both at September 30, 2001 and 2002.

22. Grants and Subsidies

Infineon has received economic development funding from various governmental entities, including grants for the construction of manufacturing facilities, grants to subsidize research and development activities, employee training and interest expense. Grants and subsidies included in the accompanying financial statements during the years ended September 30, 2000, 2001 and 2002, are as follows:

	2000	2001	2002
Included in the statements of operations			
Interest subsidies	63	–	–
Research and development	41	71	59
Other	11	10	34
	115	81	93
Construction grants deducted from the cost of fixed assets	–	11	83

23. License and Technology Transfer Fees

During the years ended September 30, 2000, 2001 and 2002, Infineon recognized revenues related to license and technology transfer fees of € 176, € 88 and € 147, respectively, which are included in net sales in the accompanying statements of operations. Pursuant to SEC SAB 101, license fees previously received but deferred of € 85 were recognized as revenue in the year ended September 30, 2002, since the Company had fulfilled all of its obligations and all such amounts were realized. At September 30, 2002 previously received license fees from ProMOS of € 60 have been recorded as deferred revenue and are offset against the related investment (see note 12) in the accompanying balance sheets pursuant to SEC SAB Topic No.5:H.

In March 2000, the Company entered into new technology transfer agreements with ProMOS, and restructured existing agreements with MVI. As part of these agreements, previously unrecognized license fees of $108 million due from MVI were rescheduled and will be recognized as revenue over the life of the new contracts. In conjunction with the restructured agreements, license fees previously received but deferred of € 138 were recognized as revenue in the year ended September 30, 2000, since the Company had fulfilled all of its obligations and all such amounts were realized.

In March 2002, the Company further modified its capacity reservation agreements with ProMOS (see note 31) and further restructured the payment terms of the existing licensing agreements with MVI. The agreement extended the repayment of the outstanding licensing fees of $ 54 million through January 2004 (which is recognized on the cash basis) and extended the dating on other amounts due to the Company. In exchange for these provisions, MVI placed 56,330,000 shares of ProMOS in an escrow to secure the amounts outstanding under the licensing agreement in the event of a payment default.

(euro in millions, except where otherwise stated)

24. Restructuring

During the quarter ended September 30, 2001, in response to continued weakness in the technology sector worldwide, Infineon approved plans to restructure the organization and reduce costs. Infineon is implementing changes to streamline its procurement and logistics processes, as well as reduce information technology and manufacturing costs. These changes are intended to improve operational efficiencies and improve the entire management of the product procurement and order fulfillment cycles. Accordingly, the Company announced plans to reduce worldwide headcount by approximately 5,000 employees. As of September 30, 2002, the Company had concluded this headcount reduction and had terminated or signed termination agreements with such employees.

Restructuring charges of € 117 were expensed during the year ended September 30, 2001. This charge is comprised of € 57 relating to involuntary employee terminations, € 44 relating to both previously capitalized expenditures (€ 27) and related exit costs (€ 17) associated with the discontinuance of a world-wide information technology project and € 16 of other exit costs.

During the year ended September 30, 2002, in executing the restructuring plan additional charges of € 16 were taken relating to non-cancelable commitments.

The development of the restructuring liability during the year ended September, 30, 2002, is as follows:

	September 30, 2001			September 30, 2002
	Accrued liability	Payments	Restructuring charge	Accrued liability
Employee terminations	53	(47)	–	6
Other exit costs	28	(15)	16	29
	81	(62)	16	35

(euro in millions, except where otherwise stated)

25. Supplemental Operating Cost Information

The cost of services and materials are as follows for the years ended September 30:

	2000	2001	2002
Raw materials, supplies and purchased goods	2,047	2,045	1,689
Purchased services	1,022	1,357	926
Total	3,069	3,402	2,615

Personnel expenses are as follows for the years ended September 30:

	2000	2001	2002
Wages and salaries	1,263	1,510	1,422
Social levies	184	240	267
Pension expense	29	13	27
Total	1,476	1,763	1,716

The average number of employees by geographic region is as follows for the years ended September 30:

	2000	2001	2002
Germany	13,718	16,279	15,773
Other Europe	3,161	4,921	4,376
USA	2,747	3,101	2,818
Asia / Pacific	8,064	9,095	7,189
Other	–	7	24
Total	27,690	33,403	30,180

In connection with the 2001 restructuring plan (see note 24) the Company reduced its headcount by approximately 5,000 employees from the level at June 30, 2001, which was partially offset by the acquisition of MIC in September 2002.

(euro in millions, except where otherwise stated)

26. Supplemental Cash Flow Information

	2000	2001	2002
Cash paid for			
Interest	53	52	55
Income taxes	211	282	46
Non-cash investing and financing activities			
Contributions from (to) Siemens	12	(11)	10

For the year ended September 30, 2001, the proceeds from the sale of the Company's interest in OSRAM Opto is reflected under net cash provided by financing activities as a capital contribution. The excess purchase price of € 392 is net of deferred tax of € 141.

27. Other Comprehensive Income (Loss)

The changes in the components of other comprehensive income (loss) for the years ended September 30, 2000, 2001 and 2002 are as follows:

	2000			2001			2002		
	Pretax	Tax effect	Net	Pretax	Tax effect	Net	Pretax	Tax effect	Net
Unrealized gains (losses) on securities									
Unrealized holding gains (losses)	13	(7)	6	(3)	1	(2)	(4)	2	(2)
Reclassification adjustment for (gains) losses included in net income (loss)	4	(2)	2	(13)	7	(6)	3	(1)	2
Net unrealized gains (losses)	17	(9)	8	(16)	8	(8)	(1)	1	–
Additional minimum pension liability	–	–	–	(19)	7	(12)	(13)	5	(8)
Foreign currency translation adjustment	105	–	105	(19)	–	(19)	(92)	–	(92)
Other comprehensive income (loss)	122	(9)	113	(54)	15	(39)	(106)	6	(100)
Accumulated other comprehensive income (loss) – beginning of year	(3)	2	(1)	119	(7)	112	65	8	73
Accumulated other comprehensive income (loss) – end of year	119	(7)	112	65	8	73	(41)	14	(27)

(euro in millions, except where otherwise stated)

28. Stock-based Compensation

Fixed Stock Option Plans

In 1999, the shareholders approved a share option plan (the "LTI 1999 Plan"), which provided for the granting of non-transferable options to acquire ordinary shares over a future period. Under the terms of the LTI 1999 Plan, the Company could grant up to 48 million options over a five-year period. The exercise price of each option equals 120% of the average closing price of the Company's stock during the five trading days prior to the grant date. Granted options vest at the latter of two years from the grant date or the date on which the Company's stock reaches the exercise price for at least one trading day. Options expire seven years from the grant date.

On April 6, 2001, the Company's shareholders approved the International Long-Term Incentive Plan (the "LTI 2001 Plan") which replaced the LTI 1999 Plan. Options previously issued under the LTI 1999 Plan remain unaffected as to terms and conditions, however no additional options may be issued under the LTI 1999 Plan. Under the terms of the LTI 2001 Plan, the Company can grant up to 51.5 million options over a five year period. The exercise price of each option equals 105% of the average closing price of the Company's stock during the five trading days prior to the grant date. Granted options have a vesting period of at least two years and expire seven years from the grant date.

Under the LTI 2001 Plan, the Company's Supervisory Board will decide annually within three months after publication of the financial results how many options to grant the Management Board. The Management Board will, within the same three-month period, decide how many options to grant to eligible employees.

A summary of the status of the LTI 1999 Plan and the LTI 2001 Plan as of September 30, 2002, and changes during the three years then ended is presented below:

	2000		2001		2002	
	Number of options	**Weighted-average exercise price**	**Number of options**	**Weighted-average exercise price**	**Number of options**	**Weighted-average exercise price**
Outstanding at beginning of year	–	–	5,469,468	€ 42.15	11,267,878	€ 48.56
Granted	5,556,268	€ 42.15	6,013,060	€ 54.15	9,393,030	€ 21.74
Exercised	–	–	–	–	–	–
Forfeited	(86,800)	€ 42.00	(214,650)	€ 43.82	(777,698)	€ 45.90
Outstanding at end of year	5,469,468	€ 42.15	11,267,878	€ 48.56	19,883,210	€ 35.96
Exercisable at end of year	–	–	–	–	5,060,460	€ 42.00

(euro in millions, except where otherwise stated)

The following table summarizes information about stock options outstanding and exercisable at September 30, 2002:

	Outstanding			Exercisable	
Range of exercise prices	Number of options	Weighted-average remaining life (in years)	Weighted-average exercise price	Number of options	Weighted-average exercise price
€ 10 – € 15	1,524,000	6.90	€ 12.57	–	–
€ 15 – € 20	206,750	6.82	€ 16.08	–	–
€ 20 – € 25	7,516,940	6.18	€ 23.70	–	–
€ 25 – € 30	163,950	5.99	€ 27.45	–	–
€ 40 – € 45	5,144,960	4.47	€ 42.05	5,060,460	€ 42.00
€ 50 – € 55	196,700	5.51	€ 53.26	–	–
€ 55 – € 60	5,129,910	5.17	€ 55.19	–	–
	19,883,210	5.53	€ 35.96	5,060,460	€ 42.00

As described in note 2, the Company applies APB Opinion 25 and its related interpretations to account for stock-based compensation. Accordingly, the Company did not recognize compensation expense upon the issuance of its stock options, because the option terms and exercise price are fixed and the exercise price exceeded the market price of the underlying shares on each grant date for the LTI 1999 and 2001 Plans.

SFAS No. 123 establishes an alternative to determine compensation expense based on the fair value of the options at the grant date calculated through the use of option pricing models. Option pricing models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which differ significantly from the options granted to the Company's employees with their exercise restrictions. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company estimated the fair value of each option grant at the date of grant using a Black-Scholes option-pricing model based on a single-option valuation approach with forfeitures recognized as they occur. The following weighted-average assumptions were used for grants in each year ended September 30:

	2000	2001	2002
Weighted-average assumptions			
Risk-free interest rate	5.46%	5.35%	4.19%
Expected volatility	45%	50%	52%
Dividend yield	0%	0%	0%
Expected life in years	4.50	4.50	4.50
Weighted-average fair value per option at grant date in euro	14.81	24.18	9.09

(euro in millions, except where otherwise stated)

If the Company had accounted for stock option grants under the fair value method of SFAS No. 123, and thereby recognized compensation expense based on the above fair values over the respective option vesting periods, net income (loss) and earnings (loss) per share would have been reduced (increased) to the pro forma amounts indicated below:

	2000	2001	2002
Net income (loss)			
As reported	1,126	(591)	(1,021)
Pro forma	1,116	(638)	(1,090)
Basic and diluted earnings (loss) per share			
As reported	€ 1.83	€ (0.92)	€ (1.47)
Pro forma	€ 1.81	€ (1.00)	€ (1.57)

Employee Stock Purchase Plans

In connection with the IPO, as part of an employee offering, employees could purchase shares pursuant to a preferential allocation mechanism. Employees purchased 7,540,448 shares at an average discount of 5% of the offer price. The Company recognized compensation expense related to this employee offering of € 3 during the year ended September 30, 2000.

The Company has a worldwide employee stock purchase plan which provides employees with the opportunity to purchase ordinary shares of the Company at a discount of 15%, subject to a certain maximum per employee and a one-year holding period. Pursuant to the provisions of this plan, employees purchased 355,460 shares during the year ended September 30, 2002.

29. Financial Instruments

Infineon periodically enters into derivatives including foreign currency forward and option contracts. The objective of these transactions is to reduce the market risk of exchange rate fluctuations to its foreign currency denominated net future cash flows. Infineon does not enter into derivatives for trading or speculative purposes.

The euro equivalent notional amounts in millions and fair values of the Company's derivative instruments as of September 30, 2001 and 2002 are as follows:

	2001		2002	
	Notional amount	Fair value	Notional amount	Fair value
Forward contracts sold				
U.S. dollar	1,377	62	313	6
Japanese yen	136	7	–	–
Great Britain pound	7	–	–	–
Forward contracts purchased				
U.S. dollar	261	(8)	148	–
Japanese yen	44	(1)	75	(2)
Singapore dollar	26	–	33	(1)
Great Britain pound	7	–	7	–
Other currencies	64	(1)	52	–
Cross currency interest rate swap				
U.S. dollar	616	59	616	106
Interest rate swap	–	–	500	26
Forward rate agreements	–	–	150	–

At September 30, 2001 and 2002, all derivative financial instruments are recorded at fair value.

Gains related to foreign currency derivatives and foreign currency transactions amounted to € 184 and € 34 for the years ended September 30, 2000 and 2001 and losses related to foreign currency derivatives and foreign currency transactions amounted to € 16 for the year ended September 30, 2002, respectively. Gains and losses on derivative financial instruments are included in determining net income, with those related to operations included primarily in cost of goods sold, and those related to financial activities included in other income or expense.

Fair values of financial instruments are determined using quoted market prices or discounted cash flows. The fair value of Infineon's unsecured term loans and interest-bearing notes payable approximate their carrying values as their interest rates approximate those which could be obtained currently. Due to the restrictions in the transferability under the interest-free arrangement, a fair value other than the carrying value of the interest-free loan is not meaningful. At September 30, 2002 the convertible bonds were trading at a 42.3% discount to par, based on quoted market values on the Luxembourg Stock Exchange. The fair values of Infineon's cash and cash equivalents, receivables, related party receivables and payables and other financial instruments approximate their carrying values due to their short-term nature. The fair values of marketable securities are provided in note 7.

30. Risks

Financial instruments that expose Infineon to credit risk consist primarily of trade receivables, marketable securities and foreign currency derivatives. Concentrations of credit risks with respect to trade receivables are limited by the large number of geographically diverse customers and Infineon's credit approval and monitoring procedures. Related Parties account for a significant portion of sales and trade receivables. The concentration of credit risk with respect to marketable securities and foreign currency derivatives is limited by transactions with multiple banks up to pre-established limits.

In order to remain competitive, Infineon must continue to make substantial investments in process technology and research and development. Portions of these investments might not be recoverable if these research and development efforts fail to gain market acceptance or if markets significantly deteriorate.

31. Commitments and Contingencies

On August 7, 2000 and August 8, 2000, Rambus Inc. ("Rambus") filed separate actions against the Company in the U.S. and Germany. Rambus alleges that the Company has infringed patents owned by Rambus that relate to the SDRAM and DDR DRAM products. The SDRAM product is a significant component of the Company's DRAM product line. If the Company were to be enjoined from producing SDRAM and DDR DRAM products, the Company's financial position and results of operations would be materially and adversely affected, as the Company would have to discontinue the SDRAM and DDR DRAM product lines or enter into a licensing arrangement with Rambus, which could require the payment of substantial licensing fees. The affected products currently constitute substantially all of the products of the Memory Products segment. On May 4, 2001 and May 9, 2001, the Federal District Court for the Eastern District of Virginia dismissed all of Rambus' patent infringement claims against the Company. In addition, the court found that Rambus committed fraud by its conduct in the standard setting organization of JEDEC and awarded damages to Infineon. The case is currently on appeal at the U.S. Court of Appeals for the Federal Circuit. The Company cannot conclude as to the likelihood of an unfavorable outcome on appeal or whether the Company will ultimately prevail in the matter.

The initial hearings on the German action commenced in May 2001. In its brief on February 9, 2001, Rambus amended its initial injunctive relief complaint to include a request for payment of damages for alleged infringement of the patents. No amount of damages have yet been declared. The initial hearing took place on May 18, 2001, at which time the Court noted the decisions of the parallel infringement suit in the U.S. The court has appointed a technical expert to render an opinion on the infringement issue. The opinion has been rendered but no decision has been made by the court yet. The Company believes that it has meritorious defenses and intends to vigorously defend itself in this matter.

In October 1999, Deutsche Telekom AG ("DT") notified the Company of a potential contractual warranty claim in respect of chips supplied by the Company for DT calling cards. The claim relates to damages allegedly suffered by DT as a result of such cards being fraudulently reloaded by third parties. DT originally alleged damages of approximately € 90 as a result of these activities, reflecting damages suffered and the cost of remedial measures, and sought compensation from both Siemens and the Company. In November 2001, however, DT brought an action in court against Siemens alone, and increased the alleged amount of damages to approximately € 125. Siemens gave a third party notice to the Company and the Company has joined the court proceedings on the side of Siemens. The initial court hearing is currently scheduled for January 28, 2003. Should Siemens be found liable, the Company could be responsible for payments to Siemens in connection with certain indemnifications provided to Siemens at the Formation. The Company has investigated the DT claim and believes that it is without merit.

(euro in millions, except where otherwise stated)

The Company does not anticipate that a material adverse effect on the Company's financial position, results of operations or cash flows will result in connection with the DT claim.

In June 2002, Infineon Technologies AG's U.S. subsidiary, Infineon Technologies North America Corp., as well as other manufacturers of memory products, received a subpoena from a grand jury sitting in the U.S. District Court for the Northern District of California in connection with an investigation of possible violations of U.S. federal antitrust laws involving pricing in the dynamic random access memory (DRAM) industry. The Company has been requested to provide information to the grand jury to assist with its investigation and intends to cooperate with any requests by officials involved in the investigation. In connection with this investigation Infineon Technologies AG and Infineon Technologies North America Corp. have been sued in several separate class actions by direct and indirect purchasers of DRAM. All actions allege that Infineon and other competitors conspired to fix the price of DRAM. The Company is in the process of investigating these allegations. The Company is unable to predict the outcome of these suits.

The Company is subject to various other lawsuits, claims and proceedings related to products, patents and other matters incidental to its businesses. Liabilities including accruals for significant litigation costs related to such matters are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Based upon information presently known to management, the Company does not believe that the ultimate resolution of such other pending matters will have a material adverse effect on the Company's financial position, although the final resolution of such matters could have a material effect on the Company's results of operations or cash flows in the year of settlement.

In connection with the Formation, Siemens retained certain facilities located in the U.S. and certain related environmental liabilities. Businesses contributed to the Company by Siemens have conducted operations at certain of these facilities and, under applicable law, could be required to contribute to the environmental remediation of these facilities despite their retention by Siemens. Siemens has provided guarantees to certain third parties and governmental agencies, and all involved parties have recognized Siemens as the responsible party for all applicable sites. No assessments have been made of the extent of environmental remediation, if any, that could be required, and no claims have been made against the Company in this regard. The Company believes its potential exposure, if any, to liability for remediating the U.S. facilities retained by Siemens is therefore low.

As a result of the Formation, the Company has agreed to indemnify Siemens against any losses relating to certain guarantees of financing arrangements that were transferred to the Company. At September 30, 2002, these arrangements include:

- a guarantee of a letter of credit in the amount of € 313 issued to cover contingent liabilities to repay government grants in respect of the Dresden facility;

- a guarantee of indebtedness of ProMOS in the amount of $ 61 million, which indebtedness contains a cross default provision to another credit agreement.

The Company has received government grants and subsidies related to the construction and financing of certain of its production facilities. These amounts are recognized based on the attainment of specified milestone criteria and where the fulfillment of the total project requirements is reasonably assured through planned and committed spending levels, employment and other factors. The Company is committed to meeting these requirements. Nevertheless, should the total project requirements not be met, up to € 374 of these subsidies could be refundable as of September 30, 2002.

The Company has entered into capacity reservation agreements with certain silicon foundries for the manufacturing and testing of semiconductor products. These agreements generally have a standard length of one to two years and are renewable. Under the terms of these agreements, the Company has agreed to purchase certain minimum quantities at specified prices.

Under its product purchase agreement with ProMOS, the Company has agreed to buy 48% (on a net basis) of its total annual production output based on the Company's licensed technology, net of the portion sold to MVI, based, in part, on market prices (see note 32). Additionally, the Company has capacity reservation agreements with ALTIS to purchase 50% of their respective total annual production output based on market prices. Purchases under these agreements are recorded as incurred in the normal course of business. The Company assesses its anticipated purchase requirements on a regular basis to meet customer demand for its products. An assessment of losses under these agreements is made on a regular basis in the event that either budgeted purchase quantities fall below the specified quantities or market prices for these products fall below the specified prices. ALTIS and ProMOS form an important part of the Infineon product procurement process.

(euro in millions, except where otherwise stated)

In May 2002, the Company and Winbond Electronics Corp. ("Winbond") entered into a licensing and product purchase agreement. Under the terms of the licensing agreement, the Company will transfer know how related to specific DRAM technology. The licensing agreement also provides for the payment of royalties on specific products sold by Winbond to third parties during the five-year term of the agreement. License fees are deferred and recognized on a straight line basis over the term of the product purchase agreement. Under the terms of the product purchase agreement, the Company has committed to purchase specified quantities of DRAM products, as defined, at prices based in part on market prices. Additionally, the Company will assume responsibilities for supplying a major customer of Winbond with DRAM products over the term of the agreement.

In connection with the formation of the UMCi joint venture the Company has agreed to contribute, in periods subsequent to September 30, 2002, specified technology and aggregate cash capital contributions of approximately $ 405 million. Additionally, the Company has entered into a foundry capacity agreement with the UMCi joint venture which provides for certain minimum purchase volume commitments, representing approximately 30% of the capacity of the facility.

In May 2002, the Company, DuPont and AMD entered into a joint venture agreement to construct and operate a facility in Dresden, Germany to manufacture photomasks. It is anticipated that the construction of the facility will be completed in the second half of calendar year 2003. In connection with this agreement, the Company entered into a ten-year supply agreement with DuPont, which will include output from the Dresden facility. The contract contains specified minimum annual purchase requirements and is non-cancelable.

Total rental expenses under operating leases amounted to € 131, € 181 and € 193 for the years ended September 30, 2000, 2001, and 2002, respectively. Future minimum lease payments under non-cancelable operating lease agreements with initial or remaining terms in excess of one year at September 30, 2002 are as follows: 2003, € 83; 2004, € 78; 2005, € 67; 2006, € 46; 2007, € 18 and € 84 for the remaining years.

32. Subsequent Events

After having received the necessary antitrust approvals, on October 1, 2002, the Company, Agere Systems Inc. and Motorola Inc, incorporated StarCore LLC. StarCore will focus on developing, standardizing and proliferating Digital Signal Processor (DSP) core technology. The Company will contribute intellectual property, its Tel Aviv design center and cash with an aggregate value of € 25 for the formation of StarCore LLC.

On October 4, 2002, the Company announced that it has cancelled its shareholders' agreement with MVI relating to their ProMOS joint venture, effective January 1, 2003, due to material breaches of the terms of the shareholders' agreement by MVI. The Company did not exercise its right under the shareholders' agreement to exercise a call option to acquire the ProMOS shares held by MVI or a put right to require MVI to acquire the ProMOS shares held by the Company. The product purchase and capacity reservation agreement, which establishes the rights and obligations of both shareholders to purchase product from ProMOS, will also terminate upon termination of the shareholders' agreement. The Company is evaluating several courses of action including the negotiation of a new supply agreement with ProMOS which, pursuant to the Articles of Association of ProMOS, would require a super majority approval of the ProMOS Board of Directors, and therefore the approval of MVI's representatives. There can be no assurance that such an agreement will be secured or that it will be approved by the ProMOS Board of Directors. Product purchases from ProMOS for the years ended September 30, 2001 and 2002 were € 137 and € 182, respectively (see note 31). The Company recognized license income from ProMOS of € 95 during the year ended September 30, 2002. At September 30, 2002, the Company's investment in ProMOS was € 196, net of deferred license income of € 60. Additionally, at September 30, 2002 accounts receivable from MVI were current and amounted to € 87.

The Company has decided to merge the activities of the Wireless Solutions and Security and Chipcard ICs segments into one operating segment called Secure Mobile Solutions and to report it as such with effect from October 1, 2002.

On November 13, 2002, the Company entered into agreements with Nanya relating to strategic cooperation in the development of DRAM products and the construction and operation of a 300-millimeter manufacturing facility in Taiwan.

Pursuant to the agreements, the Company and Nanya will develop advanced 0.09-micron and 0.07-micron technology. The parties anticipate that the development efforts will be completed no later than April 30, 2005 and the costs will be borne two-thirds by the Company and one-third by Nanya. In connection with these development efforts, the Company has granted Nanya a license to use its 0.11-micron technology in Nanya's existing operations. Nanya has agreed to pay the Company $95 million, principally over a period ending on September 30, 2003.

(euro in millions, except where otherwise stated)

The new 300-millimeter manufacturing facility will employ the technology developed under the aforementioned agreements to manufacture DRAM products and is anticipated to be completed in two phases. The first phase is projected to be completed by the second half of the 2004 calendar year. The second phase is anticipated to be completed in the 2006 financial year. The joint venture partners are obligated to each purchase one half of the facility's production based, in part, on market prices.

The total financing requirements of the construction of the 300-millimeter manufacturing facility will approximate € 2,200. Of that amount, each joint venture partner will contribute € 550 through the end of calendar year 2005, of which the Company anticipates that € 110 will be required by September 30, 2003. The joint venture anticipates financing the remaining € 1,100 through external financing. The timing of the construction and related financing may be subject to revision based on then existing market conditions. The proposed joint venture is subject to approval by antitrust authorities.

33. Operating Segment and Geographic Information

Infineon has reported its operating segment and geographic information in accordance with SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information".

Infineon operates primarily in five major operating segments, four of which are application focused: Automotive & Industrial, Wireline Communications, Wireless Solutions and Security & Chip Card ICs, and one of which is product focused: Memory Products. Further, certain of Infineon's remaining activities for product lines sold, as well as new business activities, also meet the SFAS No. 131 definition of an operating segment, but do not meet the requirements of a reportable segment as specified in SFAS No. 131. Accordingly, these segments are combined and disclosed in the "Other Operating segments" category pursuant to SFAS No. 131.

Each of these segments has a segment manager reporting directly to the Chief Operating Officer and Chief Financial Officer, who have been identified as the Chief Operating Decision Maker ("CODM"). The CODM makes decisions about resources to be allocated to the segments and assesses their performance using revenues and earnings before interest, minority interests and taxes. Infineon does not identify or allocate assets to the operating segments nor does the CODM evaluate the segments on these criteria on a regular basis, except that the CODM is provided information regarding certain inventories on an operating segment basis.

The accounting policies of the segments are substantially the same as described in the summary of significant accounting policies (see note 2). As stated above, fixed assets are not identified by individual operating segments for management reporting purposes on a regular basis and accordingly are not allocated to the operating segment. Infineon does, however, allocate depreciation expense to the operating segments based on production volume and product mix using standard costs in order to obtain a measure of earnings before interest and taxes on a segment basis.

Information with respect to Infineon's operating segments follows:

Wireline Communications
The Wireline Communications segment designs, develops, manufactures and markets semiconductors and fiber optic components for the communications access WAN (Wide Area Network), MAN (Metropolitan Area Network) and Corner Access (both broadband and traditional access) sector of the wireline communications market.

Wireless Solutions
The Wireless Solutions segment designs, develops, manufactures and markets semiconductors and complete systems solutions for a range of wireless applications, including cellular telephone systems, short range wireless systems (such as cordless telephone systems and Bluetooth radios) and devices used in connection with the "GPS" global positioning system.

Security & Chip Card ICs
The Security and Chip Card ICs segment designs, develops, manufactures and markets security controllers, security memories and other semiconductors and system solutions for use in applications requiring special security features such as banking, telecommunications, access control, identification and other security-sensitive applications.

(euro in millions, except where otherwise stated)

Automotive & Industrial
The Automotive & Industrial segment designs, develops, manufactures and markets semiconductors and complete systems solutions for use in automotive and industrial applications.

Memory Products
The Memory Products segment designs, develops, manufactures and markets semiconductor memory products with various packaging and configuration options and performance characteristics for use in standard, specialty and embedded memory applications.

Other Operating Segments
Remaining activities for certain sold product lines, as well as new business activities and sales of opto-electronic products are included in the Other Operating Segments.

Effective October 1, 2001, the Company reorganized certain of its business units to better reflect its customer and market profiles. Accordingly, the segment results for the 2000 and 2001 financial years have been reclassified to be consistent with the reporting structure and presentation of the 2002 financial year, and to facilitate analysis of current and future operating segment information.

The following tables present selected segment data for the years ended September 30, 2000, 2001 and 2002:

	2000	2001	2002
Net sales			
Wireline Communications	661	766	386
Wireless Solutions	1,191	960	874
Security & Chipcard ICs	375	588	421
Automotive & Industrial	923	1,153	1,201
Memory Products	3,473	1,588	1,844
Other Operating Segments	570	560	434
Corporate and Reconciliation	90	56	47
Total	7,283	5,671	5,207
EBIT			
Wireline Communications	48	(93)	(245)
Wireless Solutions	258	(178)	(82)
Security & Chipcard ICs	49	27	(52)
Automotive & Industrial	71	143	111
Memory Products	1,336	(931)	(616)
Other Operating Segments	28	188	6
Corporate and Reconciliation	(120)	(180)	(264)
Total	1,670	(1,024)	(1,142)
Depreciation and Amortization			
Wireline Communications	61	98	97
Wireless Solutions	117	145	205
Security & Chipcard ICs	52	81	99
Automotive & Industrial	143	186	226
Memory Products	389	589	709
Other Operating Segments	72	23	35
Corporate and Reconciliation	–	–	–
Total	834	1,122	1,371

(euro in millions, except where otherwise stated)

	2000	2001	2002
Equity in earnings (losses) of Associated Companies			
Wireline Communications	–	–	–
Wireless Solutions	–	–	–
Security & Chipcard ICs	–	–	–
Automotive & Industrial	–	–	–
Memory Products	82	12	(56)
Other Operating Segments	9	1	(1)
Corporate and Reconciliation	10	12	10
Total	101	25	(47)
Inventories			
Wireline Communications	55	101	62
Wireless Solutions	107	111	137
Security & Chipcard ICs	36	70	54
Automotive & Industrial	141	181	168
Memory Products	359	268	357
Other Operating Segments	35	49	21
Corporate and Reconciliation	108	102	92
Total	841	882	891

At September 30, 2002 goodwill is reflected in the following segments:

	2002
Goodwill	
Wireline Communications	190
Wireless Solutions	73
Security & Chipcard ICs	–
Automotive & Industrial	–
Memory Products	88
Other Operating Segments	5
Corporate and Reconciliation	–
Total	356

Due to the specific application and product-based nature of the operating segments, there are no sales transactions between operating segments. Accordingly, net sales by operating segment represents sales to external customers.

Raw material and work-in-process of the common logic production front-end facilities, and work-in-process of the common back-end facilities, are not under the control or responsibility of any of the operating segment managers, but rather of the site management. The site management is responsible for the execution of the production schedule, volume and units. Accordingly, this inventory is not attributed to any operating segment, but is included in the "corporate and reconciliation" column. Only raw material of the back-end facilities ("chip stock") and finished goods are attributable to the operating segments and included in the segment information reported to the CODM.

(euro in millions, except where otherwise stated)

Effective October 1, 2000, the Company revised its method of reporting excess capacity costs for segment reporting purposes. Previously, all excess capacity costs, if any, were allocated to the segments based on the variance between originally forecasted purchases and actual purchases. The Company has revised the method to allocate excess capacity costs based on a foundry model, whereby such allocations are reduced based upon the lead time of order cancellation or modification. Any unabsorbed excess capacity costs are included in corporate and reconciliation. This change did not affect prior periods. The Company believes that this method better reflects the responsibilities of the segment management and is consistent with the practices of independent foundries and more appropriately reflects the segment operating results.

Certain items are included in corporate and reconciliation and are not allocated to the segments. These include corporate headquarters' costs, certain incubator and early stage technology investment costs, non-recurring gains and specific strategic technology initiatives. Additionally, legal costs associated with intellectual property are recognized by the segments when paid, which can differ from the period originally recognized by corporate and reconciliation. For the year ended September 30, 2002, corporate *and reconciliation includes unallocated excess capacity costs of € 211, restructuring charges of € 16 and* corporate information technology development costs and charges of € 36. For the year ended September 30, 2001 corporate and reconciliation includes unallocated excess capacity costs of € 27, restructuring charges of € 117 and corporate information technology development costs and charges of € 71.

The following is a summary of operations by geographic area for 2000, 2001 and 2002:

	2000	2001	2002
Net sales			
Germany	1,612	1,745	1,372
Other Europe	1,647	1,260	1,023
USA	1,814	1,262	1,211
Asia / Pacific	2,100	1,309	1,512
Other	110	95	89
Total	7,283	5,671	5,207
Long-lived assets			
Germany	2,297	3,454	3,113
Other Europe	790	1,006	1,172
USA	1,312	1,551	1,211
Asia / Pacific	310	350	374
Other	11	8	–
Total	4,720	6,369	5,870

Revenues from external customers are based on the customers' billing location. Accordingly, there are no sales transactions between operating segments. Long-lived assets are those assets located in each geographic area.

Except for sales to Siemens, which are discussed in note 19, no single customer accounted for more than 10% of Infineon's sales during the years ended September 30, 2000, 2001 and 2002. Sales to Siemens are made primarily by the Wireless Solutions and Automotive & Industrial segments.

(euro in millions, except where otherwise stated)

Additional Information to the U.S. GAAP consolidated financial statements pursuant to HGB Section 292a

The Company has prepared consolidated financial statements and a group management report for the financial year ended September 30, 2002 in accordance with the German Commercial Code (the "Statutory Report"). The Company has elected to prepare its financial information on the basis of U.S. GAAP in compliance with the requirements of the German Commercial Code. The Statutory Report includes the Consolidated Financial Statements and Notes to the Consolidated Financial Statements, Supplemental Disclosures, and Group Management Report.

Note for the Annual Report:
The Statutory Report is subject to German auditing standards. KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungsgesellschaft has given an unqualified audit opinion in this regard. The Corporate Report is filed with the Commercial Register of Munich, Germany, under the number HRB 126492, or can be inspected at the Company's corporate offices.

Significant Differences between German GAAP and U.S. GAAP

Introduction
Infineon Technologies AG, as a German holding company, is subject to the German Commercial Code ("Handelsgesetzbuch", or "HGB"), which principally requires the Company to prepare consolidated financial statements in accordance with the HGB accounting principles and regulations ("German GAAP"). Pursuant to HGB Section 292a the Company is exempt from this requirement, if consolidated financial statements are prepared and issued in accordance with a body of internationally accepted accounting principles (such as U.S. GAAP). Accordingly, the Company has prepared its consolidated financial statements in accordance with U.S. GAAP. The following is a description of the significant differences between German GAAP and U.S. GAAP.

Fundamental Differences
The emphasis of U.S. GAAP is to provide all relevant information to investors in order to facilitate future investment decisions. Additionally, as a U.S. listed entity, the Company must adhere to certain accounting and reporting requirements as prescribed by the U.S. Securities and Exchange Commission. The primary difference between German GAAP and U.S. GAAP is that they are based on different concepts. German GAAP is oriented towards the protection of creditors and an emphasis on the prudence concept.

Financial Statement Presentation
The balance sheet presentation under U.S. GAAP is based on the planned realization of assets and the maturity of liabilities in the normal course of business. The balance sheet presentation under German GAAP is principally defined in HGB section 266, and is based on enterprise's planned holding time for the respective asset, liability or equity.

Revenue Recognition
Revenue recognition is generally the same under German and U.S. GAAP, whereby revenue is recognized when realized and earned. Differences in the timing of recognition can exist in transactions when the Company retains on-going financial, operational or performance commitments or the contractual amounts are not objectively verifiable.

Marketable Securities
Under German GAAP, marketable debt and equity securities are valued at the lower of acquisition cost or fair market value as of the balance sheet date. Under U.S. GAAP, the Company's marketable securities are classified as available for sale and valued at fair market value as of the balance sheet date. Unrealized gains and losses are reported in other comprehensive income net of deferred taxes.

Inventories
Inventory valuation is based on manufacturing costs under both German and U.S. GAAP. Manufacturing costs under U.S. GAAP are defined as production costs on a full absorption basis, whereby manufacturing overhead is included together with material and other direct manufacturing costs. Under German GAAP certain overhead costs can be excluded from the valuation of inventory.

Goodwill
Under U.S. GAAP, pursuant to SFAS No. 141, "Business Combinations", in connection with SFAS No. 142, "Goodwill and Other Intangible Assets", goodwill arising from business combinations accounted for as a purchase after June 30, 2001 is no longer amortized, but rather annually tested for impairment at the reporting unit level. Under German GAAP, such goodwill is amortized over its estimated useful life, and tested for impairment by legal entity.

In-process Research and Development
Under German GAAP, in-process research and development projects acquired in a business combination are not specifically identified but rather included as part of goodwill. Under U.S. GAAP, acquired in-process research and development is specifically identified, valued and charged to expense at the date of acquisition.

Financial Instruments
Under German GAAP, derivative financial instruments are not recorded on the balance sheet. Unrealized gains are not recognized whereas unrealized losses are accrued for. Under U.S. GAAP derivative financial instruments are recorded on the balance sheet at their fair value. Changes in fair value are recorded in current earnings or other comprehensive income, depending on whether the derivative financial instrument is designated as part of a hedge transaction and on the type of hedge transaction.

Deferred Taxes
The main difference in accounting for deferred taxes relates to the fact, that under German GAAP deferred tax assets are not recorded for net operating losses. Under U.S. GAAP, deferred tax assets are recorded for net operating losses and a valuation allowance is established when it is deemed "more likely than not" that the deferred tax asset will not be realized.

Pension Provisions and Similar Obligations
Under U.S. GAAP, pension obligations are recognized based on the projected benefit obligation using the projected unit credit method. This is also permitted under HGB. Under U.S. GAAP, establishing and funding a trust, independent of the Company, results in a corresponding reduction in pension obligations from the balance sheet. Under German GAAP, pension assets and obligations are recorded gross on the balance sheet until such obligations are legally settled.

Stock-based Compensation
Under German GAAP, the Company recognizes as expense the difference between the fair market value of the Infineon shares and the exercise price of the stock options, if the fair market value is higher. Under U.S. GAAP, the Company accounts for stock-based compensation on the intrinsic value method pursuant to APB Opinion 25 which does not result in a compensation charge if the fair market value of the stock does not exceed the exercise price of the option on the measurement date.

Equity Offering Costs
Under German GAAP, direct costs incurred in connection with equity offerings are expensed, while under U.S. GAAP such costs are charged to additional paid in capital.

Accrued Liabilities
Under German GAAP, certain costs can be accrued for anticipated future events in certain circumstances. Under U.S. GAAP, recognition of an accrued liability represents an existing liability to third parties or must meet very specific recognition criteria.

Foreign Currency Translation
Under German GAAP, foreign currency denominated assets and liabilities are recorded at the spot rate on the transaction date, with only unrealized losses reflected in income at the balance sheet date. Under U.S. GAAP foreign currency denominated assets and liabilities are translated at the spot rate at the balance sheet date, with both unrealized gains and losses reflected in income.

Government Subsidies
Under German GAAP, non-taxable investment subsidies and interest subsidies can be recognized in income when received. Under U.S. GAAP, these amounts are deferred and recognized in income during the periods which the related expense is incurred.

Equity Method Accounting
Under German GAAP, consolidated financial statements could include the equity in earnings of Associated Companies based on the local accounting principles. Under U.S. GAAP equity in earnings is determined pursuant to U.S. GAAP.

Gain on Associated Company Share Issuance
Under German GAAP a capital increase of an Associated Company which increases the proportional valuation of the Company's investment is reflected in income. Under U.S. GAAP and specific SEC regulations, income recognition is subject to additional criteria, which, if not met, requires recognition as an adjustment to shareholders' equity.

Application of Exception Regulations
Pursuant to HGB section 264a, partnerships, where the unlimited liability is not held by a natural person, or another partnership with a natural person as the unlimited liability partner, are required to prepare financial statements similar to a limited liability corporation. Pursuant to HGB section 264b, such partnerships are exempt from preparing separate financial statements, if they are included in the consolidated financial statements of the holding company and such consolidated financial statements are registered with the trade register of the respective partnership.

Infineon utilizes the exemption in respect of the following companies:
- COMNEON GmbH & Co. OHG, Nuremberg
- Infineon Technologies Dresden GmbH & Co. OHG, Dresden
- Infineon Technologies Immobilien Regensburg GmbH & Co. KG, Regensburg
- Infineon Technologies SC 300 GmbH & Co. KG, Dresden
- Infineon Ventures GmbH, Munich
- Ingentix GmbH & Co. KG, Munich

Infineon Ventures GmbH, Munich, has entered into a profit-transfer agreement with Infineon Technologies AG and also utilizes the exemption pursuant to HGB section 264 par 3.

Information pursuant to Section 160 No. 8 Corporate Act (AktG)
On December 5, 2001, Siemens Nederland N.V. informed the Company that their share of the voting rights of Infineon Technology AG had fallen below the threshold of 25% on November 29, 2001. Their new interest in voting rights would amount to 20.4%, equaling 141,399,775 votes.

On December 7, 2001, First Union Trust Company, National Association, Wilmington, Delaware, USA informed the Company that their share of the voting rights of Infineon Technology AG had exceeded the thresholds of 5%, 10% and 25% on December 5, 2001. Their new interest in voting rights would amount to 28.86%, equaling 200 million votes.

On April 5, 2002, Siemens AG, Berlin and Munich, Germany informed the Company that on April 1, 2002, they were entitled to 25.63% of the voting rights of Infineon Technology AG equaling 177,625,000 votes. This interest would consist of 86,299,775 votes (equaling 12.45%) from Siemens Nederland N.V. assigned to Siemens AG according to Section 22 Paragraph 1 Sentence 1 No. 1 of the German Securities Trade Act (WpHG) and 91,325,225 votes (equaling 13.18%) from Siemens Pension-Trust e.V, Munich attributable to Siemens AG according to Section 22 Paragraph 1 Sentence 1 No. 2 WpHG.

This interest would contain 141,399,775 votes (equaling 20.4%) from Siemens Nederland N.V. assigned to Siemens AG according to Section 22 Paragraph 1 Sentence 1 No. 1 WpHG and 93,825,225 votes (equaling 13.54%) from Siemens Pension-Trust e.V, Munich, attributable to Siemens AG according to Section 22 Paragraph 1 Sentence 1 No. 2 WpHG.

On April 5, 2002, Siemens AG informed the Company according to Section 21 paragraph 1 WpHG that their share of voting rights of Infineon Technology AG had fallen below the threshold of 50% on December 5, 2001. Their new interest in voting rights would amount to 33.94% equaling 235,225,000 votes.

Furthermore, on July 30, 2002, Siemens AG informed the Company according to Section 21 paragraph 1 WpHG that their share of voting rights of Infineon Technology AG had fallen below the threshold of 25% on July 30, 2002. Their new interest in voting rights would amount to 24.99998% equaling 173,344,995 votes. This interest would consist of 86,292,363 votes (equaling 12.44517%) from Siemens Nederland N.V., attributable to Siemens AG according to Section 22 Paragraph 1 Sentence 1 No. 1 WpHG and 87,052,632 votes (equaling 12,55481%) from Siemens Pension-Trust e.V, Munich, attributable to Siemens AG according to Section 22 Paragraph 1 Sentence 1 No. 2 WpHG.

(euro in millions, except where otherwise stated)

Board of Directors

The remuneration of the Supervisory Board for the year ended September 30, 2002 was euro 0.5 million (consisting of fixed components euro 0.5 million, variable components euro 0 and consideration for other personally rendered services euro 0). In addition the members of the Supervisory Board received 1,500 share appreciation rights each. The total remuneration of the Management Board for the year ended September 30, 2002 consists of fixed salary of euro 1.6 million and 290,000 stock options. The share appreciation rights and stock options were granted in connection with the LTI 2001 Plan. A provision for variable bonus of the management Board of euro 3.2 million was recorded in the year ended September 30, 2002. The fair value of each stock option and stock appreciation right at their grant date was euro 9.63.

The members of the Management and Supervisory Boards of Infineon Technologies AG are listed below:

Management Board Infineon Technologies AG	**Age**	**Membership of the Management Board and other comparable governing bodies during the year ended September 30, 2002**
Dr. Ulrich Schumacher	44	**Chairman, President and Chief Executive Officer**
		External positions:
		Member of Supervisory Board ▪ Deutsche Bahn AG, Berlin, Germany
		Company positions:
		Chairman of Board of Directors ▪ Infineon Technologies Asia Pacific Pte. Ltd., Singapore ▪ Infineon Technologies Japan K.K., Tokyo, Japan ▪ Infineon Technologies North America Corp., Wilmington, Delaware, USA
		Chairman of Supervisory Board ▪ Infineon Technologies Austria AG, Villach, Austria
Peter Bauer	42	**Executive Vice President and Chief Sales and Marketing Officer**
		External positions:
		Member of Supervisory Board ▪ Siemens VDO Automotive AG, Munich, Germany
		Company positions:
		Deputy Chairman of Board of Directors ▪ Infineon Technologies Japan K.K., Tokyo, Japan
		Member of Board of Directors ▪ Infineon Technologies Asia Pacific Pte. Ltd., Singapore ▪ Infineon Technologies North America Corp., Wilmington, Delaware, USA ▪ Infineon Technologies Savan Ltd., Netanya, Israel
Peter J. Fischl	56	**Executive Vice President and Chief Financial Officer**
		Company positions:
		Member of Board of Directors ▪ Infineon Technologies Asia Pacific Pte. Ltd., Singapore ▪ Infineon Technologies North America Corp., Wilmington, Delaware, USA
		Member of Supervisory Board ▪ Infineon Technologies Austria AG, Villach, Austria

Dr. Sönke Mehrgardt	54	**Executive Vice President and Chief Technology Officer**
		External positions:
		Member of Supervisory Board ❙ Loewe AG, Kronach, Germany ❙ Loewe Opta GmbH, Kronach, Germany
		Company positions:
		Chairman of Board of Shareholders' Representatives ❙ Infineon Technologies Orion GmbH, Munich, Germany
Dr. Andreas von Zitzewitz	42	**Executive Vice President and Chief Operating Officer**
		External position:
		Member of Supervisory Board ❙ Steag Hamatech AG, Sternenfels, Germany
		Company positions:
		Member of Board of Directors ❙ Infineon Technologies Asia Pacific Pte. Ltd., Singapore ❙ Infineon Technologies Fabrico de Semicondutores Portugal S.A., Vila do Conde, Portugal ❙ Infineon Technologies Richmond Limited Partnership, Wilmington, Delaware, USA Chairman of Shareholders' Representatives ❙ Infineon Technologies Dresden GmbH & Co. OHG, Dresden, Germany ❙ Eupec GmbH, Warstein-Belecke, Germany President (representing Infineon Technologies AG) ❙ Infineon Technologies France S.A.S, Saint-Denis, France ❙ Infineon Technologies Holding France S.A.S., Saint-Denis, France

Supervisory Board Infineon Technologies AG	Age	Term expires	Membership of the Supervisory Board and other comparable governing bodies during the year ended September 30, 2002
Max Dietrich Kley[1,2,3,4] Chairman (since August 28, 2002)	62	2005	Deputy Chairman of the Management Board of BASF AG
			Additional positions:
			Member of Supervisory Board ▪ Bayerische Hypo- und Vereinsbank AG, Munich ▪ Gerling NCM Credit and Finance AG, Cologne ▪ RWE Plus AG, Essen Comparable positions ▪ Basell N.V., Hoofddorp/Netherlands ▪ Cazenove Group Plc., London, Great Britain ▪ Landesbank Rheinland-Pfalz, Mainz (Member of the board of administration)
			Company positions:
			Member of Supervisory Board ▪ BASF Coatings AG, Münster (Chairman) ▪ Wintershall AG, Kassel (Chairman) *Comparable positions* ▪ BASFIN Corporation, Mt. Olive, USA (Member of the board of directors) ▪ BASF Innovationsfonds GmbH, Ludwigshafen (Chairman of the advisory board) ▪ WIEH GmbH, Berlin (Member of the advisory board) ▪ WINGAS GmbH, Kassel (Member of the advisory board)
Dr.-Ing. E.h. Peter Mihatsch[1,2,3] Chairman (from January 22 until July 31, 2002)	61	–	Member of the management of TaurusHolding GmbH & Co. KG (until March 31, 2002)
			Additional positions:
			Member of Supervisory Board ▪ Giesecke & Devrient GmbH, Munich (Chairman) ▪ Arcor AG, Eschborn ▪ DaimlerChrysler Services AG, Berlin ▪ Vodafone D2 AG, Düsseldorf ▪ Vodafone AG, Düsseldorf ▪ Vodafone GmbH, Düsseldorf Member of the board of administration ▪ BT&T AG, St. Gallen/Zurich, Switzerland (until April 30, 2002) ▪ Alcatel S.A., Paris, France (since February 2002)
			Company positions:
			Member of Supervisory Board ▪ KirchPayTV GmbH & Co. KGaA, Munich (Chairman) (January until July 2002)

Dr. Eng. h.c. Volker Jung[1,2,3] Chairman (until January 22, 2002)	63	–	Member of Management Board of Siemens AG
			Additional positions:
			Member of Supervisory Board ▌ DAB bank AG, Munich ▌ MAN AG, Munich (Chairman) ▌ Messe München GmbH, Munich
			Company positions:
			Comparable positions ▌ Siemens A.E., Athens, Greece (Chairman of the board of administration) ▌ Siemens Ltd., Johannesburg, South Africa (Chairman of the board of administration)
Alfred Eibl*[1,2,3] Deputy Chairman	53	2004**	Member of Works Council Munich Balan-/St.-Martin-Strasse
Dr. h.c. Martin Kohlhaussen[1] Deputy Chairman	66	2005	Chairman of Supervisory Board of Commerzbank AG
			Additional positions:
			Member of Supervisory Board ▌ Bayer AG, Leverkusen ▌ Heraeus Holding GmbH, Hanau ▌ HOCHTIEF AG, Essen ▌ KarstadtQuelle AG, Essen ▌ Linde AG, Wiesbaden ▌ Schering AG, Berlin ▌ ThyssenKrupp AG, Düsseldorf ▌ Verlagsgruppe Georg von Holtzbrinck GmbH, Stuttgart
Ender Beyhan*	34	2004**	Member of Central Works Council Member of Works Council Munich-Perlach
Johann Dechant*	37	2004**	Deputy Chairman of Works Council Regensburg-West

Dr. Joachim Faber	52	2005	Member of Management Board of Allianz AG
			Additional positions:
			Member of Supervisory Board ▪ Berlinwasser Holding AG, Berlin Comparable positions ▪ *Societa Metallurgica Italiana S.p.A., Florence, Italy*
			Company positions:
			Member of Supervisory Board ▪ Allianz Capital Partners GmbH, Munich Comparable positions Member of the board of administration ▪ *Allianz Risk Transfer, Zurich, Switzerland (Deputy Chairman)* ▪ RASBANK S.p.A., Milan, Italy
Heinz Hawreliuk*	55	2004**	Head of the company codetermination department of IG Metal
			Additional positions:
			Member of Supervisory Board ▪ Astrium GmbH, Ottobrunn near Munich ▪ DaimlerChrysler Aerospace AG, Munich ▪ DaimlerChrysler Luft- und Raumfahrt Holding AG, Munich ▪ Eurocopter Deutschland GmbH, Donauwörth ▪ Siemens AG, Berlin and Munich
Dr. Stefan Jentzsch (since January 22, 2002)	41	2005	Member of Management Board of Bayerische Hypo- und Vereinsbank AG
			Additional positions:
			Member of Supervisory Board ▪ Deutsche Börse AG, Frankfurt
			Company positions:
			Member of Supervisory Board ▪ HVB Systems GmbH, Munich (Chairman) ▪ HVB Info GmbH, Munich (Chairman) ▪ DAB bank AG, Munich (Deputy Chairman) ▪ INDEXCHANGE Investment AG, Munich (Chairman) ▪ Vereins- und Westbank AG, Hamburg (Deputy Chairman) Comparable positions ▪ Bank Austria Creditanstalt AG, Vienna, Austria ▪ HVB Asset Management GmbH, Munich (Chairman of the board of administration) ▪ HVB Private Clients GmbH, Munich (Chairman of the board of administration) ▪ Bank von Ernst & Cie AG, Bern, Switzerland (Member of Board of Administration)

Klaus Luschtinetz*	59	2004**	Chairman of Central Works Council Chairman of Works Council Munich Balan-/St.-Martin-Strasse
			Additional positions: Comparable positions: ▌ Siemens Employees Health Insurance, Munich (Member of Board of Administration)
Karl Heinz Midunsky[2,3] (since January 22, 2002)	58	2005	Corporate Vice President and Treasurer of Siemens AG
			Additional positions:
			Member of Supervisory Board ▌ Gerling-Konzern Speziale Kreditversicherungs-AG, Cologne ▌ Hannover Rückversicherungs-AG, Hanover
			Company positions:
			Member of Supervisory Board ▌ Krauss-Maffei Wegmann Verwaltungs-GmbH, Munich (Chairman) ▌ Risicom Rückversicherung AG, Grünwald near Munich (Deputy Chairman) ▌ Siemens Dematic AG, Munich (Deputy Chairman) ▌ Siemens VDO Automotive AG, Munich (Deputy Chairman) ▌ BSH Bosch und Siemens Hausgeräte GmbH, Munich ▌ OSRAM GmbH, Munich Comparable positions ▌ Fujitsu Siemens Computers (Holding) B.V., Amsterdam/Netherlands (Member of the board) ▌ Siemens Building Technologies AG, Zurich, Switzerland (Member of the board of administration)
Wolfgang Müller*[4] (since July 1, 2002)	54	2004**	Director of Organization; IT Industry, IG Metall Bavaria
Heinz-Joachim Neubürger[2,3] (until January 22, 2002)	49	–	Member of Management Board of Siemens AG
			Additional positions:
			Member of Supervisory Board ▌ Allianz Versicherungs AG, Munich ▌ Bayerische Börse AG, Munich ▌ HVB Real Estate Bank AG, Munich Comparable positions ▌ Merrill Lynch & Co., Inc., New York, USA (Member of the board of directors) ▌ Münchener Handelsverein Holding GmbH & Co. KG, Munich (Vice Chairman of Advisory Board)
			Company positions:
			Comparable positions Member of Board of Directors ▌ Siemens Corporation, New York, USA (Vice Chairman)

Dr. Eberhard Rauch (until December 31, 2001)	54	–	*until December 31, 2001* Member of Management Board of Bayerische Hypo- und Vereinsbank AG
			Additional positions:
			Member of Supervisory Board ▪ *Inveos AG, Hamburg (Chairman)* ▪ Bionorica AG, Neumarkt ▪ DaimlerChrysler Bank AG, Stuttgart ▪ Kennametal Hertel AG, Fürth (Chairman)
Univ.-Prof. Dr.-Ing. Ingolf Ruge	67	2005	Professor at the Technical University Munich
Michael Ruth*	42	2004**	*Vice President, Business Administration,* Secure Mobile Solutions, Representative of senior management
			Company positions:
			Comparable positions ▪ *Comneon GmbH&Co. OHG, Nuremberg, (Member of the Board of Shareholders' Representatives)* ▪ Comneon electronic technology GmbH&Co. OHG, Linz, Austria (Member of the Board of Shareholders' Representatives) ▪ DICE Danube Integrated Circuit Engineering GmbH & Co. KG, Linz, Austria (Member of the advisory board) ▪ Infineon Technologies Wireless Design Denmark A/S, Aalborg, Denmark (Member of Board of Directors)
Gerd Schmidt*2	48	2004**	Deputy chairman of Central Works Council *Chairman of Works Council Regensburg West*
Sibylle Wankel* (until May 31, 2002)	38	–	District secretary of IG Metall, Bavaria
			Additional positions:
			Member of Supervisory Board ▪ Vaillant GmbH, Remscheid ▪ ZEPPELIN GmbH, Garching near Munich
Prof. Dr. Claus Weyrich (until January 22, 2002)	58	–	Member of Management Board of Siemens AG
			Additional positions:
			Member of Supervisory Board ▪ Heraeus Holding GmbH, Hanau
			Company positions:
			Comparable positions ▪ Siemens Corporate Research, Princeton, USA (Chairman of the board)
Dr. rer. nat. Martin Winterkorn (since January 22, 2002)	55	2005	*Chairman of Management Board of Audi AG* Member of Management Board of Volkswagen AG
			Additional positions:
			Member of Supervisory Board ▪ *Salzgitter AG, Salzgitter*
			Company positions:
			Comparable positions ▪ SEAT S.A., Barcelona, Spain ▪ Lamborghini Holding S. p. A., Italy

Dr.-Ing. Klaus Wucherer	58	2005	Member of Management Board of Siemens AG
			Additional positions:
			Member of Supervisory Board ▌ Deutsche Messe AG, Hanover
			Company positions:
			Member of Supervisory Board ▌ BSH Bosch und Siemens Hausgeräte GmbH, Munich Comparable positions ▌ Siemens Ltd., Beijing, PR China (Chairman of the board of administration) ▌ Siemens E&A, Atlanta, USA (Chairman of the board of administration) ▌ Siemens K.K., Tokyo, Japan (Chairman of the board of administration) ▌ Yaskawa Siemens Automation & Drives/YSAD, Tokyo, Japan (Chairman of the board of administration) (until June 2002) ▌ Eviop-Tempo, Athens/Greece (Member of the board of administration) ▌ Siemens Building Technologies AG, Zurich, Switzerland (Member of the board of administration) ▌ Siemens Ltd., Mumbai/India (Member of the board of administration)

Notes:

1 Member of the Executive Committee
2 Member of the Mediation Committee
3 Member of the Investment and Finance Committee
4 Mr. Müller was legally appointed to replace Sibylle Wankel upon her resignation
Mr. Kley was legally appointed by order of August 16, 2002 to replace Dr. Mihatsch upon his resignation
* Employees' representative
** Unless replaced earlier by another member elected in an election held by the employees.

Significant Subsidiaries and Associated Companies

Name and location of company	Share in capital
EUPEC Europäische Gesellschaft für Leistungshalbleiter mbH, Warstein-Belecke	100%
Guardeonic Solutions AG, Munich	100%
Infineon Technologies Dresden GmbH & Co. OHG, Dresden	100%
Infineon Technologies SC 300 GmbH & Co. KG, Dresden	87%
Infineon Technologies Austria AG, Villach, Austria	100%
Infineon Technologies-Fabrico de Semicondutores, Portugal S.A., Vila do Conde, Portugal	100%
Infineon Technologies France S.A.S., Saint Denis, France	100%
Infineon Technologies Holding B.V. Rotterdam, Netherlands	100%
Infineon Technologies Trutnov s.r.o., Trutnov, Czech Republic	100%
Infineon Technologies Wireless Solutions Sweden AB, Stockholm, Sweden	100%
Infineon Technologies Catamaran Inc., Wilmington, Delaware, USA	100%
Infineon Technologies Holding North America Inc., Wilmington, Delaware, USA	100%
Infineon Technologies North America Corp., Wilmington, Delaware, USA	100%
Infineon Technologies Richmond LP, Wilmington, Delaware, USA	100%
Infineon Technologies Asia Pacific Pte. Ltd., Singapore	100%
Infineon Technologies (Advanced Logic) Sdn. Bhd., Malacca, Malaysia	100%
Infineon Technologies (Integrated Circuit) Sdn. Bhd., Malacca, Malaysia	100%
Infineon Technologies (Malaysia) Sdn. Bhd., Malacca, Malaysia	100%
Infineon Technologies Japan K.K., Tokjo, Japan	100%
ALTIS Semiconductor S.N.C, Essonnes, France	50,1%
ProMOS Technologies Inc., Hsinchu, Taiwan	29,9%
UMCi Pte. Ltd., Singapore	31,7%

An extended list of all subsidiaries and associated companies is on file at the Commercial Register of Munich, Germany, under the number HRB 126 492.

Infineon Technologies AG – Parent Company* – Condensed (in Euro millions)

Statement of Operations*	2001	2002
Net sales	6,697	6,765
Cost of goods sold	(6,515)	(6,669)
Gross profit	182	96
Operating expenses	(1,529)	(1,358)
Other income	860	580
Loss before tax	(487)	(682)
Income tax	52	65
Net loss	(435)	(617)
Accumulated loss brought forward	–	(435)
Accumulated loss at the end of year	(435)	(1,052)

Balance sheet* as of September 30,	2001	2002
Fixed and intangible assets	1,010	991
Investments	5,388	5,874
Non-current assets	6,398	6,865
Inventories	338	340
Receivables and other assets	2,184	2,009
Cash and marketable securities	8	1,803
Total assets	8,928	11,017
Shareholders' equity	7,259	7,061
Accrued liabilities	619	631
Payables and other liabilities	1,050	3,325
Total liabilities and shareholders' equity	8,928	11,017

* Prepared in accordance with German GAAP (HGB)
Not part of the Notes to the Consolidated Financial Statements

Consolidated Financial Data 1998–2002

Infineon Technologies AG and Subsidiaries (in euro millions)

As of and for the financial year ended September 30	1998	1999	2000	2001	2002
Summary consolidated statements of operations data					
Net sales	3,175	4,237	7,283	5,671	5,207
By region					
Germany	1,078	1,241	1,612	1,745	1,372
Other Europe	783	1,203	1,647	1,260	1,023
USA	626	827	1,814	1,262	1,211
Asia/Pacific	649	899	2,100	1,309	1,512
Others	39	67	110	95	89
By Business Group[1]					
Wireline Communications	n/a	n/a	661	766	386
Secure Mobile Solutions[2], of which	n/a	n/a	1,566	1,548	1,295
Wireless Solutions	n/a	n/a	1,191	960	874
Security and Chip Card ICs	n/a	n/a	375	588	421
Automotive & Industrial	n/a	n/a	923	1,153	1,201
Memory Products	n/a	n/a	3,473	1,588	1,844
Others and Corporate and Reconciliation	n/a	n/a	660	616	481
Cost of goods sold	(2,727)	(3,010)	(4,111)	(4,904)	(4,606)
Gross profit	448	1,227	3,172	767	601
Research and development expenses	(637)	(739)	(1,025)	(1,189)	(1,060)
Selling, general and administrative expenses	(481)	(551)	(670)	(786)	(643)
Restructuring charges	(817)	–	–	(117)	(16)
Other operating income (expense), net	(9)	(1)	2	200	46
Operating income (loss)	(1,496)	(64)	1,479	(1,125)	(1,072)
Interest income (expense), net, inclusive of subsidies	(35)	43	75	(1)	(25)
Equity in earnings (losses) of associated companies	(151)	34	101	25	(47)
Gain on associated company share issuance	–	–	53	11	18
Other income (loss)	1	18	36	65	(41)
Minority interests	(1)	–	(6)	6	7
Income (loss) before income taxes	(1,682)	31	1,738	(1,019)	(1,160)
Income tax benefit (expense)	907	30	(612)	429	139
Net income (loss)	(775)	61	1,126	(591)	1,021
Basic and diluted earnings (loss) per share (in euro)	(1.29)	0.10	1.83	(0.92)	(1.47)
EBIT	(1,646)	(12)	1,670	(1,024)	(1,142)
By Business Group[1]					
Wireline Communications	n/a	n/a	48	(93)	(245)
Secure Mobile Solutions[2], of which	n/a	n/a	307	(151)	(134)
Wireless Solutions	n/a	n/a	258	(178)	(82)
Security and Chip Card ICs	n/a	n/a	49	27	(52)
Automotive & Industrial	n/a	n/a	71	143	111
Memory Products	n/a	n/a	1,336	(931)	(616)
Others and Corporate and Reconciliation	n/a	n/a	(92)	8	(258)

As of and for the financial year ended September 30	1998	1999	2000	2001	2002
Summary consolidated balance sheet data					
Cash and cash equivalents	12	30	511	757	1,199
Marketable securities	–	–	498	93	738
Inventories	583	677	841	882	891
Total current assets	2,117	2,523	3,835	2,876	4,191
Property, plant and equipment, net	2,198	3,014	4,034	5,233	4,491
Long-term investments, net	28	130	432	655	708
Restricted cash	–	64	132	86	70
Total assets	4,760	6,445	8,853	9,743	10,918
Short-term debt, including current portion of long-term debt	106	495	138	119	120
Long-term debt, excluding current portion	893	135	128	249	1,710
Shareholders' equity	2,096	3,656	5,806	6,900	6,158
Summary consolidated statements of cash flows data					
Net cash (used in) provided by operating activities	(185)	469	2,080	211	237
Net cash used in investing activities	(959)	(918)	(2,327)	(1,813)	(1,244)
Depreciation and amortization	578	573	834	1,122	1,371
Purchases of property, plant and equipment	(763)	(653)	(1,571)	(2,282)	(643)
The IFX Share (as of September 30)					
Dividend per share (euro)	n/a	–	0.65	–	–
Closing price Xetra Trading System (euro)	n/a	n/a	54.88	13.50	5.61
Closing price New York Stock Exchange (US dollar)	n/a	n/a	47.50	12.39	5.70
Shares outstanding (million)	n/a	n/a	625.5	692.4	720.8
Market capitalization (euro bn)	n/a	n/a	34,327	9,356	4,044
Market capitalization (US dollar bn)	n/a	n/a	29,711	8,586	4,109
Key Figures					
Equity-assets ratio	44%	57%	66%	71%	56%
Debt-equity ratio	48%	17%	5%	5%	30%
Net cash position (as of September 30)[3]	(987)	(536)	875	568	177
Employees *(period end in total figures)*					
Total	n/a	25,779	29,166	33,813	30,423
By Region					
Germany	n/a	12,853	14,247	16,814	15,716
Other Europe	n/a	2,842	3,409	5,007	4,590
USA	n/a	2,563	2,838	3,023	2,889
Asia/Pacific	n/a	7,521	8,672	8,949	7,200
Others	n/a	–	–	20	28
By Function					
Production	n/a	n/a	20,371	23,416	20,822
Research & development	n/a	n/a	4,733	5,510	5,374
Sales & marketing	n/a	n/a	2,043	2,259	2,010
Administrative	n/a	n/a	2,019	2,628	2,217

1 Effective October 1, 2001, we reorganized certain of our business units to better reflect our customer and market profiles. Accordingly, the segment results for the 2000 and 2001 financial years have been reclassified to be consistent with the reporting structure and presentation of the 2002 financial year, and to facilitate analysis of current and future operating segment information.

2 Infineon has decided to merge the activities of the Wireless Solutions and Security and Chipcard ICs segments into one operating segment called Secure Mobile Solutions (SMS), and to report it as such effective October 1, 2002.

3 Cash and equivalents plus marketable securities plus restricted cash minus short and long-term debt.

n/a This information is not available for periods prior to our becoming a public company.

Index

Imprint

Imprint Annual Report 2002

Published by	Infineon Technologies AG, Munich
Editorial Departments	Corporate & Investor Communications Accounting & Financial Reporting
Designed by	OgilvyOne worldwide GmbH & Co. KG, Frankfurt am Main
Typesetting by	OgilvyOne and Newway Agentur GmbH, Frankfurt am Main
Fotography	Günther Bauer, Frank Blümler, Ralf Braum, Getty Images, ZEFA, The Image Bank, Corbis
Lithography	ProFab GmbH, Frankfurt am Main
Printed by	Kunst- und Werbedruck GmbH & Co. KG, Bad Oeynhausen

Printed in Germany.

If you would like to **order additional copies** of the Annual Report 2002 either in German or in English, or if you would like to view this reports and the latest investor information online, please visit us on the Internet at: www.infineon.com/investor. Shareholders and other interested investors may also obtain free copies by calling or writing to Investor Relations.

For internal orders

LZF Fuerth-Bislohe

Intranet order	http://c4bs.spls.de
Fax order	+49 911 654 4271

Ordering Number	(English)	B192-H8086-X-X-7600
	(German)	B192-H8086

Financial Calendar 2003*

Monday, January 20
Publication of first quarter 2003 results

Tuesday, January 21, 10 a.m. CET
2003 Shareholders' Annual General Meeting in Munich, Olympiahalle (Olympic Hall)

Tuesday, April 22
Publication of second quarter 2003 results

Tuesday, July 22
Publication of third quarter 2003 results

Wednesday, November 19
Publication of preliminary fourth quarter 2003 results and preliminary figures for the 2003 financial year

* Preliminary dates

Infineon Technologies AG

Headquarters
St.-Martin-Str. 53,
81669 Munich, Germany
Phone: +49 (0)89 234-0

Financial Year
October 1 to September 30

Independent Auditors
KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungsgesellschaft Berlin und Frankfurt am Main

Contact for Investors and Analysts
Investor.Relations@infineon.com
Phone/Fax:
+49 (0)89 234-2 66 55/-2 61 55

Media Contact
Media.Relations@infineon.com
Phone/Fax:
+49 (0)89 234-2 84 80/-2 84 82

Visit us on the Web at
www.infineon.com

Technology Glossary

3G – Third Generation, stands for new networking technologies used in mobile communications.

ASIC – Application Specific Integrated Circuit. Logic IC constructed for a specific application and implemented on an integrated circuit.

Bluetooth – Technology for wireless voice and data transmission over short distances.

CDMA – Code Division Multiple Access. Process used in mobile communications systems, allowing several users simultaneous access to a transmission channel. Advantage: optimal utilization of available transmission bandwidth.

Chip card – Plastic card with built-in memory chip or microprocessor, can be combined with personal identification number (PIN).

CMOS – Complementary Metal Oxide Semiconductor Technology. Technology used to produce microchips with low power usage and high level of integration.

DECT – Digital Enhanced Cordless Telecommunications. Uniform European standard for wireless digital communications systems.

DRAM – Dynamic Random Access Memory. Widely-used memory chip technology based on high-level integration and consequently low price. Examples of DRAM chips: SDRAM, DDR DRAM, Rambus or in logic ICs embedded DRAM. (See "RAM".)

Ethernet – Network for high-speed communications for applications limited to local areas (covering several 10s of meters to 10 km).

Flash memory – A kind of non-volatile memory. Its contents are preserved, even if the power supply is switched off.

GPRS – General Packet Radio Service. New generation of mobile communications of the 2.5 Generation for higher data transmission capacities (up to 115 KB/s) in GSM networks.

GPS – Global Positioning System. Radio-based location identification and positioning process via direct reception of radio signals.

GSM – Global System for Mobile Communication. The most widely used digital mobile communications standard in the world.

IC/ICs – Integrated Circuit(s). Electronic component parts on the basis of semiconductor materials such as silicon; numerous, with each other connected components such as transistors and diodes can be integrated into an IC.

ISDN – Integrated Services Digital Network. On-line type of connections, integrating telecommunications services such as telephone, fax or data transmissions into one single network.

LAN – Local Area Network (local network). Data communications network limited to an extremely limited physical space, for example within one building.

MAN – Metropolitan Area Network. Data communications network for a relatively limited area, for example a city.

Megabit (Mbit) – About one million bits. A bit is a unit for measuring information or for calculation purposes, which assumes one of two values, for example "right"/"wrong" or "0"/"1".

Megabyte (MB) – About one million bytes. A byte is a unit of measurement for information units in data processing devices. A byte corresponds to 8 bit.

Memory – Synonym for RAM and ROM (see "RAM", "ROM"). Can apply to every device which stores data in machine-readable form.

Microcontroller – A microprocessor integrated into a single IC combined with memory and interfaces, functioning as an embedded system. The most complex logical integrated circuits can be implemented in a microcontroller and controlled per software.

Micrometer/Micron – Metric linear measure, corresponding to the millionth part of a meter. Symbol: µm (Micron). Example: the diameter of a single hair of a person is 0.1 micrometers.

PDA – Personal Digital Assistant. An electronic address book, appointment calendar and notebook, most recently available in combination with cellular phones; synchronized with the PC.

RAM – Random Access Memory (direct access memory). Data memory known as main or primary memory, containing programs and data from external memory sources. It loses data without power supply. Examples: SRAM and SGRAM. (See "DRAM".)

ROM – Read-only Memory. Digital, non-volatile data memory, in which data can be permanently stored even without power supply.

Semiconductor – A crystalline material, which demonstrates electrical conductivity upon warming, increasing the level of conductivity with rising temperature. Semiconductors are, for example, silicon, germanium or gallium-arsenide. The term is also applied to ICs made of this material.

Silicon – Material with semi-conducting characteristics. Silicon is widely used in the semiconductor industry as a basic raw material (silicon wafers).

Telematic – Invented term derived from Telecommunication and Informatic. Generic term for the integration of voice, data and visual communications technologies.

UMTS – Universal Mobile Telecommunications System. Designed to be the future global digital standard for mobile communications. UMTS enables data transmission of up to 2 Mbit/s – 200 times the rate of current systems.

Volatile memory – Memory which loses the information stored in it when power supply is switched off.

Wafer – Disc made of a semiconductor material such as silicon, with a diameter of up to 300 mm. In the production of ICs, it is cut out of a single crystal and forms the substrate of integrated circuits.

WAN – Wide Area Network. Data communications network for a large geographic area.

xDSL – x Digital Subscriber Line. Generic term for various technical concepts for broadband, digital data transmission via existing copper telephone lines. Depending on the configuration, the "x" stands for ADSL, SDSL, SHDL or VDSL.

Finance Glossary

ADR – American Depositary Receipts – ADRs are US-traded stock certificates for non-US stocks issued in a 1:1 ratio. These certificates simplify access to US capital markets for non-US based companies, and in turn provide US investors with investment opportunities in non-US based companies. Infineon's ADRs are listed on the New York Stock Exchange (NYSE).

Balance sheet – Reflects the company's financial position at the end of the financial year, and forms part of the consolidated financial statements. It presents the assets and liabilities of the company and the shareholders' equity employed.

Cash flow – The cash-effective balance arising from inflows and outflows of funds over the financial year. The cash flow statement is part of the consolidated financial statements which shows how the company generated cash during the period and where it spent cash, in terms of operating activities (cash the company made by selling goods and services), investing activities (cash the company spent investing in its future growth) and financing activities (cash the company raised by selling stocks and bonds).

Consolidated financial statements – The annual financial statements of the Infineon group reflecting the group's financial condition at the end of the financial year and its results of operations, cash flows and changes in shareholders' equity during the financial year, on a consolidated basis as if the legally separate entities in the group were economically one single entity. The consolidated financial statements consist of the balance sheet, statement of operations, statement of cash flows, statement of shareholders' equity as well as the notes thereto.

Corporate Governance Code – Code of the government commission "Deutscher Corporate Governance Kodex" that integrates requirements and recommendations for good corporate management and control for companies listed in Germany.

DAX – Deutscher Aktienindex – The German blue chip Index tracking the 30 major German companies traded on the Frankfurt stock exchange.

Debt-equity-ratio – An indicator of the company's financing structure, representing the total short and long-term debt as a percentage of shareholders' equity.

Deferred taxes – Since tax laws often differ from the recognition and measurement requirements of financial accounting standards, differences can arise between (a) the amount of taxable income and pre-tax financial income for a year and (b) the tax bases of assets or liabilities and their reported amounts in financial statements. A deferred tax liability and corresponding expense results from income that has already been earned for accounting purposes but not for tax purposes. Conversely, a deferred tax asset and corresponding benefit results from amounts deductible in future years for tax purposes but that have already been recognized for accounting purposes.

Earnings (loss) per share – Basic earnings (loss) per share ("EPS") is calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is calculated by dividing net income by the sum of the weighted average number of ordinary shares outstanding plus all additional ordinary shares that would have been outstanding if potentially dilutive securities or ordinary share equivalents had been issued.

EBIT – Earnings Before Interests and Taxes – Infineon defines EBIT as "earnings before interests, minority interests and taxes." This is the measure that Infineon uses to evaluate the operating performance of its segments.

EBIT margin – An indicator of operating performance, calculated as the percentage of EBIT in relation to net sales.

Equity accounting – Method of accounting for Associated Companies whereby the company's investment is reflected in the balance sheet at the company's proportional share of the Associated Company's equity. Changes in the proportional share of the Associated Company's equity is included in the statement of operations.

Equity to assets ratio – Indicates the proportion of equity capital in the company's financial structure, calculated as the ratio of shareholders' equity capital to total assets.

Fair value – The amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, in an independent manner and not in a forced or liquidation sale. The fair value is frequently the same as the open market price, but not necessarily so.

Free cash flow – The net cash-relevant balance of the inflow and outflow of funds arising from the company's operating and investing activities adjusted for the inflow or outflow of funds from investments in marketable securities available for sale.

Goodwill – An intangible asset of the company that results from a business acquisition, representing the excess of the acquired entity's purchase price (cost) over the fair value of the net assets acquired and liabilities assumed. Under US-GAAP, goodwill is not reduced through regularly scheduled amortization, but rather written down to its fair value if impaired.

Gross profit or margin – Net sales less cost of goods sold.

Minority interest – Proportional share in net income not ascribed to the consolidated group but to outside shareholders which hold a minority share in the equity of the company's subsidiaries.

Registered shares – Shares registered in the name of a certain person. This person's details and number of shares are registered in the company's share ledger in accordance with securities regulations. Only individuals registered in the company's stock ledger are considered shareholders of the company and are, for example, able to exercise their rights at the Annual General Meeting of Shareholders.

Retained earnings – Part of the shareholders' equity which represent earnings of the company not paid out as dividends but instead retained and reinvested in the core business or used to reduce financial debt.

Return on equity – (ROE). Indicator of the company's financial performance, representing net income as a percentage of the average amount of shareholders' equity capital employed during the period.

Return on total assets – (ROTA). Indicator for the company's financial success, representing EBIT as a percentage of the average total assets employed during the period.

Risk management – Systematic procedures employed to identify and evaluate potential risks facing the company, and to identify and implement measures to address and mitigate those risks.

Segment reporting – Presentation of information concerning assets and earnings by business segment and geographical region.

Statement of operations – Reflects the results of the company's operations during the financial year, and forms part of the consolidated financial statements.

US-GAAP – Accounting principles generally accepted in the United States of America. Infineon prepares its consolidated financial statements under US-GAAP.

We have redefined our corporate strategy and outlined our long-term goals which will ensure our success in the Agenda 5-to-1:

- **Within the next 5 years we aim**
- **to become a top 4 semiconductor player, by doubling our global market share for semiconductors to approximately 6 %,**
- **by achieving a minimum top 3 position in each of our market segments,**
- **with a top 2 position in terms of the financial performance in all businesses against competition**
- **and emerging as the No. 1 semiconductor company pioneering the solutions space.**

Never stop thinking.


SHORT REPORT 2002
NEW DIRECTIONS. NEW GOALS.
Infineon
technologies
Never stop thinking.

In the past year, people around the world SPOKE about what they consider to be the worst crisis which has ever faced the semiconductor industry. At Infineon, we wisely USED this opportunity to rediscover ourselves and to newly DEFINE our company.



We have ambitious GOALS.

Infineon knows exactly how it should evolve in the future. We have precisely defined what we aim to achieve over the next five years – and that is quite a lot, to say the least. Our employees have expressed their support of these new targets which are now outlined as Infineon's new vision and mission.



We put our trust in TALENT.

At Infineon, people can find fulfillment, unfold their talents and develop themselves to the fullest. Ultimately, the creativity and commitment of our employees is the driving force propelling the company forward. This is particularly true in a challenging market environment. The results speak for themselves: cutting-edge solutions which, above all, are attuned to meeting people's needs.






We enable INDIVIDUALITY.
T[illegible] means that every single person now living in the 21st century [illegible] means to freely and individually shape his own life. We offer suitable technologies to enable just this, and commercially popularize precisely those electronic products which people wish for. These products provide the basis for each person to develop and maintain his own personal lifestyle.





We are speeding up the PACE of things.
Infineon is transforming itself into an even more efficient, flexible and faster company than it ever was before. In the future, our priority is to focus on tailor-made products and solutions contributing to the success of our customers. Technological innovations first make a difference when their mass production enables us to profitably create added value.



Dear Shareholders,

Infineon celebrated the 50th anniversary of the semiconductor industry in Germany in a rather subdued manner. In these five decades, we have developed a far-reaching competence in the field, achieved international recognition and established ourselves successfully as one of the top 10 companies in the semiconductor industry. Nevertheless, despite these impressive achievements, we were not in a festive mood during the last year. We were confronted with much tougher challenges than we had expected at the end of 2001. The ongoing worldwide economic downswing, the considerable decline in demand in some sectors and a broad-based feeling of uncertainty on global capital markets were the predominant factors impacting on our 2002 financial year and on the semiconductor industry as a whole.

Demand for semiconductors increased slightly in the period June to September 2002. Nevertheless, our performance in the 2002 financial year could not match the business results of the previous year. Infineon's total revenues fell from 5.7 billion Euro to 5.2 billion Euro. The loss before interests, minority interests and taxes amounted to 1.1 billion Euro, down from 1 billion Euro in the 2001 financial year. The loss per share was 1.47 Euro, compared to a loss per share of 92 Eurocent the year before.

There were two main factors contributing to this unsatisfactory development. On the one hand, the extremely tough price competition for memory chips continued unabatedly. The average market price for a 128-Megabit chip is still below our fully loaded costs, although we succeeded in reducing the production costs for each chip by more than two Euro, or about 35 %. On the other hand, there was once again a significant fall in demand from customers in the communications sector. For example, the telecommunications companies which were dramatically impacted by the economic downturn reduced their capital expenditures by more than 30 % year-on-end.

This unfavorable business environment does distract attention from the many successes we achieved in the last financial year. For one thing, coming from a weak first quarter, we improved our sales over the year and reached a 33 % increase in sales in our fouth quarter compared to the fourth quarter of the previous year. Further we boosted our market share in our core target markets. We are now the third largest global provider of memory chips. In wireline and wireless communications, we are among the top three suppliers. We are number two worldwide in the automotive electronics sector and the market leader in Europe. In addition, we have further expanded our competitive edge in the market for security and chip card ICs, and are the undisputed number one in this segment for the fourth year in a row.

At the same time, we have strengthened our technological leadership position. Two examples illustrate this point quite well. On the one hand, we pioneered the launch of the CoolMOS chip set, which enables 30% reductions in the energy required for electronic devices. This invention represents a scientific and technical breakthrough which was awarded the German Innovation Award in January 2002. On the other hand, our superior production technology has set new standards for the competition. Chip production based on silicon wafers with a diameter of 300 mm has led to a considerable rise in productivity and reduction of costs. With this new technology, since December 2002 we are producing more cheaply and more economically compared to the former 200mm technology. Infineon is the only company today that masters the volume production of DRAM chips on 300mm wafers. Thus we believe we are the technology and cost leader in the DRAM market.

In this difficult phase, we have managed to further cut costs. The Impact cost reduction program announced in 2001 was resolutely implemented, leading to cash savings of 2.5 billion Euro and making a decisive contribution to ensuring our continuing liquidity. At the end of the 2002 financial year, Infineon's cash reserves, cash equivalents and marketable securities amounted to 2 billion Euro. This means that the company is a stable, solidly financed company which is well prepared to meet the challenges of the future. In addition, we have implemented a follow-up program entitled Impact² which is evaluating key business processes in order to optimize and make a lasting improvement in all corporate structures and processes. Infineon is moving ahead to become even leaner and more flexible and thus quicker and more efficient.

On the basis of these measures and our leading edge technologies, we will emerge much stronger from the industry-wide crisis and actively shape the future of the semiconductor industry. This should have a positive impact on the price of the IFX share. The development of our stock price has certainly been as disappointing to you as it has been to us. However, this trend is also a reflection of the general situation on the world's capital markets, which have suffered from an ongoing downturn. What we all require in this case is patience and optimism.

A company like Infineon, which operates in a branch subject to strong cyclical fluctuations, has to continually observe its markets and re-evaluate its strategies. We have systematically analyzed the fundamental changes taking place in our core markets, the value chain underlying the industry and the future potential of our know-how. A new corporate strategy has been defined based on the conclusions drawn from this assessment.

The long-term goals of the company are encompassed in our Agenda 5-to-1:

- Within the next 5 years, we want to
- become a top 4 global semiconductor player, by doubling our global market share for semiconductors to approximately 6 %,
- achieve a minimum top 3 position in each segment served,
- with a top 2 financial performance in all businesses against competition and
- emerge as the No. 1 semiconductor company pioneering the solutions space.

Our revised strategy builds upon the experiences and successes of recent years. The goals laid out in this strategy are quite ambitious, but nevertheless realistic. Market studies indicate that we have moved up in the global rankings, and are now rated sixth among the large international semiconductor manufacturers. We are optimistic that we will be able to improve our standing in future annual market evaluations.

We will concentrate our efforts in expanding our share of the high-growth markets of China, Japan and the USA. This will provide the basis for achieving our ambitious growth and earnings targets, and once again significantly boost the intrinsic value of the company. Of course, we aim at keeping up our leading position in Europe and Asia. Additionally, we will acquire other companies only if they enrich our technology portfolio. A crucial cornerstone of this approach is intensifying the partnerships concluded with market leaders such as Cisco, Ericsson, IBM, Nokia, Sony and Toshiba, particularly in cost-intensive and high-risk fields of product development. With regard to manufacturing, we parallely agreed on landmark alliances with companies such as UMC, Nanya, AMD and DuPont Photomasks. This enables us to share developmental and production costs in our capital-intensive branch, significantly reduce our investment risks and ensure our technological leadership in the long term.

A key element in Infineon's strategy is transforming ourselves into the number one systems solutions provider. What precisely does this mean, and how will this be achieved? In the semiconductor industry, it will no longer be sufficient to simply offer our customers individual chips or components. Our responsibility is to provide our customers with tailor-made solutions in the future. Such a solution will encompass a total solutions package consisting of semiconductor products, software, consulting and service, and fulfilling the individual needs and requirements of our customers.

I would like to give you one example from the automobile industry. Modern-day vehicles are increasingly becoming linked to the outside world. Sensors are measuring the distance to other cars on the road. Engine problems will not only be communicated to the driver but also broadcast to a call center or a car mechanic at a garage. If possible, these repairs will be carried out immediately and wirelessly. Furthermore, the driver can be directed to the nearest service station by taking advantage of GPS and integrated navigation systems. In other words, telecommunications, engineering, sensor technologies and navigation are converging more closely than ever before. Semiconductor solutions will represent the basis for intelligently linking motor vehicles of the future.

Solutions competence is what we define as the capability to supply an attractive, integrated package consisting of microchips, software, consulting and service. We are already in the vanguard in this area and offer, among other, complete chip sets including software for mobile phones. The experience again will help us expand our solutions competence. We will more strongly link our comprehensive know-how from all our business units up and become a one-stop provider of individual, tailor-made systems for our customers. This will enable us to ensure profitable, long-term growth.

I also want to discuss the issue of corporate governance, meaning the manner in which the company is managed and developments are monitored. In recent months, there have been a small number of inexcusable and unjustifiable revelations in connection with both German and foreign companies. These events have shaken the confidence of investors and shareholders in companies which are listed on stock exchanges. The "German Corporate Governance Code" commission appointed by the German Government presented its final report in February 2002, and developed a far-reaching behavioral code to regulate business operations. Up until now, our company has been managed in accordance with most of the rules incorporated into this code and in line with the laws regulating the US capital market. Nevertheless, we immediately implemented the additional recommendations in this code. We also developed our own Infineon Code which goes above and beyond the guidelines put together by the government's commission. We have also appointed a specially designated Corporate Governance Manager, who will report directly to the Management Board and Supervisory Board about the extent to which we have abided by the comprehensive provisions contained in our declaration, and also make recommendations for further developing our own code. We see these steps as nothing less than an exemplary basis to ensure open, transparent cooperation based on trust throughout the company, at all levels – in the interests of our long-term investors and customers.

On behalf of the entire Management Board, I would like to take this opportunity to express my sincere thanks to all employees for their dedicated commitment and hard work towards achieving Infineon's goals and ensuring the success of our company in these difficult times.

We can only cautiously forecast how Infineon will develop in the upcoming financial year. The market outlook for the first six months of our 2003 financial year does not indicate any sustained improvement in demand. Furthermore, we expect the extreme downward pressure in most market segments to continue. However, I am convinced that with the measures I have outlined above, we have laid the groundwork in every possible way to once again achieve profitability and growth. I hope you will continue accompanying and supporting our company in this endeavor.

Sincerely yours,

Dr. Ulrich Schumacher
Chairman of the Management Board

To Create Semiconducter Solutions Enabling the Technology Lifestyle of the Individual in the 21st Century.

Our Vision

To be the number one semiconductor company pioneering the solutions space

The new vision and mission of Infineon Technologies demonstrate to our employees, customers and last but not least, to our investors, what distinguishes our company from others. Our vision and mission were developed in the summer of 2002, and will determine the way we think and act globally from now on.

Profitable electronic systems solutions for the Technology Lifestyle

Infineon Technologies offers a tailor-made mix of products and services based on the wishes of our customers as well as those of users. To achieve this, we link our core competences worldwide with the know-how of partner firms. By optimally combining the resources which are required, we profitably expand our solutions business, strengthen the performance of our customers and thus enhance the shareholder value of Infineon in a long-lasting manner.

THE MEMBERS OF THE MANAGEMANT BOARD OF IFINEON TECHNOLOGIES AG

f.l.t.r.

PETER J. FISCHL
- Born 1946
- Chief Financial Officer (CFO) and Labor Director

PETER BAUER
- Born 1960
- Chief Sales & Marketing Officer (CMO)

DR. ULRICH SCHUMACHER
- Born 1958
- Chief Executive Officer (CEO) and Chairman of the Management Board

. ANDREAS VON ZITZEWITZ
- Born 1960
- Chief Operating Officer (COO)

DR. SÖNKE MEHRGARDT
- Born 1948
- Chief Technology Officer (CTO)



Our Mission

To be a company which creates lasting value.

We create and maximize value for our customers, shareholders and employees.

- We design, build and market the industry's most advanced semiconductor solutions and services through leadership in innovation and customer orientation.
- We build upon our core competences and innovation strength. We strive to offer our customers the industry's most comprehensive range of communications and automotive solutions, comprising broadband and access, wireless, security and storage.
- We create future value by overcoming traditional industry boundaries. We offer integration capabilities for semiconductors, life sciences, services and subscale technologies.
- We attract and retain the best talent worldwide by offering them a challenging and creative environment, a unique corporate culture as well as world-class rewards.



Apply New Approaches, Achieve New Goals – Back to Profitability and Significantly above Average Growth

- Rank among top four semiconductor manufacturers within five years
- Tailor resources and investments to growth segments
- Achieve targets through organic growth, acquisitions and strategic partnerships
- Systematically implement business concepts beyond individual segments

Profitable growth, expansion of our solutions business, intensified globalization and achieving the lowest possible production costs are four catchphrases which describe the new and updated corporate goals of Infineon Technologies. They represent our response to the challenges of today as well as the opportunities of upcoming years, e.g. the ongoing downward pressure on prices in the semiconductor industry; the progressing consolidation process within the industry; changing customer expectations and the anticipated long-term growth dynamics, which is still a characteristic of the chip market. The corporate strategy we have further refined is intimately intertwined with – and represents a smooth transition from – the successful growth rates posted in the last few years. It also serves to illustrate Infineon's long-term strategy aiming at expanding more quickly and profitably than the market itself.

Infineon's strategy is outlined in its vision, mission, strategic positioning and the resulting corporate goals for the next five years: the Agenda 5-to-1

Technology Lifestyle Solutions determine the future of our markets

The core element of our corporate strategy is focusing our spectrum of products and services on providing technologically-oriented solutions for modern life. In the past, Infineon and many other companies often defined technical feasibility as the yardstick around which the development of semiconductor components revolved. In the future, new technological trends will be increasingly influenced by the individual needs and requirements of people. Solutions will be in demand which offer a high level of personal added value, simplify our day-to-day activities in many areas and improve our quality of life.

There are a broad range of potential applications. They can be in the field of mobile telephony just as much as in health care or in ensuring the security of people and data. For example, portable multimedia devices will become increasingly important. With their help, people can gain access to information regardless of the time and location, or be entertained in accordance with their desires and moods. Technical security solutions will enable contactless access, thus improving the safeguarding of our privacy. Microelectronic sensors will check key functions of the body, monitor them by working together with far-away computers and automatically initiate emergency medical care when required. Telematics in motor vehicles is a further example of a comprehensive technical solution which will become standard practice in the near future. Electronic functions in automobiles will be increasingly linked to each other within the chassis and connected to the outside world. A real-time convergence of information, communications, navigation, safety and engine regulation will emerge. Driving in everyday life will include automatic checks on the distance maintained between one car and another, electronic payment of tolls or the remote diagnosis of vehicle defects.

On our way to becoming the number one solutions provider

Semiconductors provide the technological basis for such applications. The more complex electronic systems are, the more important complete technological solutions become. These solutions require specialized know-how and successful interface management. Infineon accepts this challenge, and is in the process of further transforming itself from a manufacturer of products to a provider of solutions. The range of our business activities in the future will not only encompass semiconductor products. We will increasingly offer the appropriate software including the relevant application know-how, the integration of components manufactured elsewhere as well as competent consulting services. Whatever we do will have to be tailored to the needs of the end-users, and thus represent a high value for our own customers.

Semiconductor solutions which make everyday life easier

In this way, we aim to go beyond the traditional boundaries of the semiconductor industry, and play a decisive role in determining the technological trends of tomorrow. We expect our customer-oriented solutions approach to stimulate a significant boost in profitable growth. We strive to be the number one semiconductor company in the solutions business.

More than anything else, our strategy for expansion is based on organic growth. Our comprehensive systems expertise and broad-based technological portfolio are important prerequisites. In addition, the technological and cost leadership we have achieved in many fields is a crucial basis for expanding our market share. We have a decisive competitive edge in our industry, which we will consolidate and strengthen in the long term.

We are committed to resolutely focusing our future resources and investments on the growth segments we have identified, optimizing our product portfolio for this purpose and bringing together our technologies in the solutions business. At the same time, we will venture into and build up new spheres of business, and diversify our operations to encompass new promising technologies such as biotechnology and nano-technology.

Concentrating on profitable growth and flexible networks on global markets

We will implement partnerships with key customers and market leaders in our industry as well as conclude strategic acquisitions in those segments where we can more effectively take advantage of growth opportunities by not going it alone. Flexible networks, for example in research and development, enable us to more flexibly, quickly and cost-effectively operate in our dynamic market environment while spreading the risks.

Infineon's strategy to achieve sustained growth is also illustrated by the goals we have set for ourselves in our world markets. We aim to become the leading solutions provider in the high-growth markets of China and the USA, boost our market share in Japan and strengthen our outstanding market position in Europe and Asia. We will decentralize our organizational structure and expand our regional presence in order to more closely fulfill the needs of our customers wherever this is required by the marketplace.

Ongoing improvements through benchmarking

In order to achieve our ambitious profitability targets, we evaluate all our organizational structures and business processes on an ongoing basis. Systematic benchmarking is the basis for orienting ourselves to the world's best companies operating across various industrial sectors. This is done as a means of improving long-term, across-the-board quality and increasing efficiency. We will simultaneously expand know-how transfer among all our business groups, systematically encourage entrepreneurial behavior and transform innovative ideas into new business models.

Infineon is resolutely committed to moving in the direction we have outlined, in order to emerge as one of the four leading semiconductor companies in the world within the next five years.

Revenues in 2002 by Market
Total: 5,207 million Euro


32.5 % Communications
1,681 mn Euro
35.5 % Memories/DRAMs
1,844 mn Euro
23 % Automotive and Industrial
1,201 mn Euro
9 % Other
481 mn Euro

Identify the Individual Needs of Customers and Fulfill Their Changing Expectations

- Develop understanding for tailor-made Technology Lifestyle Solutions
- Adapt customer base to market leaders in a transformed value added network
- Expand strategic partnerships with customers and technological frontrunners
- Set industry-wide standards and become systems leader in target segments

At the beginning of the 21st century, attention is being increasingly focused on the individual needs of people, involving issues such as communication and information, privacy, workplace and health. Striving to satisfy these needs is the starting point for the development of new technological solutions. In turn, this transforms the expectations which customers have of Infineon, and thus the way we think and do business. We support individualism on a massive scale, concentrating more and more on providing comprehensive, top-quality and easy-to-use electronic solutions – produced in a profitable manner and combined with added-value services.

Semiconductors are the basis of intelligent systems solutions

We live in an age of technological networking and functional integration: applications which were once separate and distinct will be increasingly integrated into one and the same device. This applies to consumer electronics, in automobiles or at the workplace. Making a telephone call from a pocket computer, using a TV set to download the Internet, paying with one's cellular phone or receiving automatic information on traffic jams while driving used to be distant visions of the future. Today, they are real-time aspects of our lives. And new trends are on the horizon, e. g. refrigerators which can automatically replenish stocks of food or intelligent clothing which will inform washing machines about the optimal water temperature and washing programme.

Infineon converts needs of end-users into systems solutions

Semiconductors are the technological basis for such solutions. They store data, process it and communicate with other components. The more sophisticated these systems become, the more solutions gain in importance which intelligently and flexibly link diverse semiconductors and their functions. Integration and successful interface management are the most vital capabilities for the solutions business.

In the future, systems solutions developed by Infineon will encompass the semiconductor product, the appropriate software including the necessary application know-how, consulting services and, if necessary, components manufactured by partner companies. This level of competence in systems solutions requires more than just comprehensive specialized expertise. It boils down to the fact that semiconductor producers will have to find out much more about the actual needs of end-users. It will be essential for us to know more precisely what consumers expect of the new generations of motor vehicles and mobile communications devices, or new computers and telephone networks. Which individual lifestyles should new technologies support? Which lifestyle should they make possible in the first place? We have to acquaint ourselves more intimately with such issues. As a consequence, we can concentrate ourselves from the very beginning on developing higher-value semiconductor solutions which are more closely tailored to individual requirements. In particular, our direct customers will benefit from our efforts. We can assist them to achieve success in their own markets by offering complete, timely and up-to-date solutions which they require to quickly transform the wishes of consumers into profitable and marketable products.

The transformation of value-added networks requires more complex systems know-how

The diverse experience we have already gained in the solutions business gives us a crucial competitive edge. For example, we already produce complete chip sets for mobile telephony. Supplied together with design recommendations and software, these chip sets make up the entire technical core of a cellular phone. All in all, we have a much broader spectrum of products than our competitors. We develop and manufacture memory chips, logic ICs for mobile, wireline and secure communications as well as semiconductors for automotive and industrial electronics. Infineon is also in the vanguard of developing innovative semiconductor products such as biochips. On this basis, we want to continue setting new industry standards and become systems leader in new target markets.

Expansion of partner networks strengthens systems solutions competence

The current development of value-added networks within the semiconductor industry is another important reason for expanding our solutions business. Our customers are increasingly outsourcing the development and production of entire modules and assemblies. The more we integrate individual components to create electronic systems, the more attractive we become to our customers. In this connection, the close cooperation we have established with key accounts such as Cisco, Ericsson, IBM, Matsushita, Nokia, Siemens, Sony and Toshiba is very important. Through strategic cooperation agreements, partner networks are established to jointly move our innovations forward as well as to maximize the benefits for us and our partners. Our goal is to become the world's leading provider of systems solutions. Supplying the corresponding software is another integral element of these solutions. In the future, we will significantly boost our investments in software. At present, we are expanding our new developmental centers for software and applications in Bangalore, India's high-tech metropolitan hub, as well as in economic centers of China.

New Growth Strategy Is Being Globally Tailored to Regional Market Potentials and Resolutely Implemented

- Further strengthen our strong presence in Europe and the Asia/Pacific region
- Quickly boost our market share in China, the USA and Japan
- Decentralize the organizational structure and strengthen regional presence
- Generate higher value with services and solutions business

How will we have to organize our regional operations in order to help Infineon grow more quickly and profitably than the market itself? In order to answer this crucial question, we have carried out a detailed analysis of the various regions of the world as well as our own market position in the individual technology markets. The result of this evaluation is a new strategy for growth adapted to regional perspectives. We will expand our presence in the markets of China, Japan and North America, as well as consolidate our leading position in Europe and Asia.

Europe and Asia: solid basis for global expansion

Looking to the future, we consider our extended European home market to be the basis for ongoing strong revenue performance. Infineon is Europe's number two in semiconductors. The continent accounted for 46 % of the company's total revenues in the 2002 financial year. We have also achieved a leading position in the Asian-Pacific market, which accounts for 29 % of Infineon's revenues. To support the Agenda 5-to-1 program in these two regions, we aim to create additional revenue growth potential by expanding existing customer ties and establishing new strategic customer relationships. This will be a major factor contributing to Infineon's long-term success in expanding its market share in the growth markets of China, Japan and North America.

China: exploit market potential and advance to the ranks of the top 5 chip producers

More and more, China is developing into the global hub for the production and sale of electronic devices. For this reason, it has also emerged as a lucrative market for semiconductor manufacturers. On the basis of our forecasts, we expect sales volume for semiconductor products in China to double from 15 billion Euro in the year 2002 to 31 billion Euro in the year 2006. With an average annual growth rate of approximately 20 %, China could become the world's largest market for semiconductor products within this decade. We believe that the memory chips, mobile communications and chip card segments have the highest sales potential, with an annual growth rate of over 30 % expected during the next five years. We want to do everything in our power to optimally take advantage of this potential. In fact, we are already well on our way. Contrary to the global downturn in the semiconductor market, we succeeded in boosting our revenues in China by 21 % in the course of the 2002 financial year.

Within the framework of the Agenda 5-to-1, we aim to advance from our current seventh-place ranking to a top five position among semiconductor companies in

China. In order to achieve this goal, we will draw upon the extensive partnerships with local market participants and boost our local design competence. We are building a new headquarters in Shanghai for this purpose and expanding our current human resources capabilities, including new staff for management, sales and marketing. In this way, we create the essential preconditions for exploiting the Chinese market potential. We also pave the way for using our foothold in China to serve the international markets with competitive prices.

Japan: electronic powerhouses open themselves to foreign suppliers

At present, the Japanese market accounts for approximately one quarter of global semiconductor sales, but only a small percentage of Infineon's revenues can be attributed to its business with Japan. The main reason for this is that up until now, the huge quantities of semiconductor components required by the country's electronic giants have almost always been exclusively supplied by their own subsidiaries. However, even these international companies are increasingly pursuing global purchasing strategies and contracting several suppliers. This boosts our chances of success. We are seizing the opportunity by concentrating on a suitable selection of our products and simultaneously expanding our local sales personnel and technical support services.

North America: boost market share from [illegible] % to 5 %

North America represents the second largest market for semiconductors, surpassed only by Asia. Our goal is to exploit the region's ongoing dynamic growth perspectives and boost Infineon's market share from its level of 2.1 % in the year 2001 to 5 % in the year 2005. We intend to achieve this by expanding customer relationships and aligning our business to the most attractive product segments. We believe solid growth opportunities exist for logic ICs in the communications and automobile industries as well as for memory chips. In line with our corporate strategy, we strive to increasingly integrate these products in systems solutions and offer them in tailor-made form, adapted to the requirements of the American marketplace.

This approach requires more intensive cooperation with our customers together with providing more extensive advisory and consulting support. For this reason, we are significantly expanding our technical competence in North America, and investing considerable amounts in training our customer advisory and service staff.

Operating More Quickly, Efficiently and Flexibly: a Different Kind of Environment Requires Novel Production Concepts

- Drive the transformation of high-tech industry to value-added networking
- Achieve top performance in manufacturing logic ICs and memory chips
- New alliances with AMD, DuPont, Nanya, UMC and Winbond

A semiconductor company is faced with the challenge of optimally positioning itself in a business environment characterized by a critical tension – namely the divergent demands of trying to manufacture top-quality products at the lowest costs, yet with the highest degree of flexibility. The increasing downward pressure on prices and the changing expectations of customers define the conditions in which we operate, leading to a splitting apart of the value-added chain within the semiconductor industry. A dwindling number of firms are capable all by themselves of carrying out the high level of investments required in our branch. For this reason, more and more companies are focusing their business operations on their core specialties or on individual market segments. We became aware of this trend at an early stage, leading us to tailor our strategy to a much different kind of business environment. When it comes to manufacturing, we will increasingly rely on strategic partnerships, further expand our competitive edge in our core technologies and continue to optimize our own resources.

In order to minimize costs and adapt production capacity to the strong fluctuations in demand, we are intensifying our efforts to expand the number and scope of collaboration agreements concluded with suppliers and production partners. The result is a flexible network of manufacturers along the value-added chain.

Infineon sets up fabrication networks to achieve the greatest possible production flexibility at the lowest possible costs

Our strategy is based on a three-fold approach:
- our own production of semiconductors,
- joint fabrication with partners and
- the outsourcing of manufacturing projects.

In order to satisfy the growing demand of our customers during an economic upswing, yet without the necessity of increasing our fixed costs, a higher share of production can be outsourced to outside suppliers and contract manufacturers. On the other hand, if market demand declines, existing contracts can be fulfilled by our own manufacturing facilities, if possible. This enables us to ensure a more consistent utilization of available production capacity despite cyclical fluctuations in the market – and achieve a crucial competitive edge in the capital-intensive semiconductor industry. Partnerships with other semiconductor manufacturers will continue to be an important and integral aspect of our strategy. In general, such strategic alliances put leading-edge production technologies at the disposal of our business partners. In return, Infineon benefits from their specialized engineering and manufacturing know-how as well as gaining variable access to additional production capacity. In this way, the flexible utilization of capacity at all the production plants belonging to our network is ensured.

One example for this manufacturing strategy is the UMCi joint venture in Singapore, established in collaboration with semiconductor foundry United Microelectronics Corporation (UMC, Taiwan). As of 2004, we will produce logic ICs in Singapore together with UMC, based on Infineon's successfully launched 300mm technology. A further model of cooperation is our developmental cooperation with the firms UMC and Advanced Micro Devices (AMD). This strategic alliance is developing common manufacturing platform technologies for high-volume production of smaller logic product geometries, which can be tailored by each company to meet its specific requirements. In this way, we share the high costs and significantly reduce the period of time needed between product development and serial production.

We are taking advantage of existing synergies between the production of memory and logic products as a means of more optimally adapting production capacity to demand. Today 80 % of our manufacturing facilities produce both types of chips. The advantage of this approach is that it enables us to more flexibly react to demand fluctuations in individual market segments than our competitors.

Technology and cost leadership thanks to 300mm technology and the smallest of DRAMS

Whoever wants to be successful in the volume production of DRAM chips on a long-term basis is forced to offer technologically advanced products at the lowest possible prices. The goal we have defined and already achieved is to produce the smallest DRAMS on the largest silicon wafers. Smaller chip geometries mean higher performance and output for the product, along with lower production costs. The larger the silicon wafer is, the more productivity increases and unit costs decrease due to the greater quantity of chips fitting on the surface of the wafer. In comparison to the conventional 200mm technology, the production of DRAMS on 300mm wafers will decrease unit costs by a further 30 %.

Fabrication on 300mm wafers and 140-nanometer semiconductor tracks cut DRAM costs by 50 %

In December 2001, our new reference facility in Dresden pioneered the world's volume production of DRAM chips using 300mm wafers. At the beginning of 2002, our Taiwanese joint venture ProMOS also commenced 300mm manufacturing. In addition, Infineon has concluded an agreement with Nanya, the new partner in our developmental and production network in Taiwan, to jointly construct our third 300mm facility. This factory is scheduled to begin production in the middle of 2004. Further strategic partnerships have been concluded with Winbond Electronics, another Taiwanese contract manufacturer, and SMIC, currently the leading semiconductor producer in China. We have already established a high-performance cooperation network for the most favorable, cost-effective form of DRAM manufacturing currently available, even before some of our competitors have gained access to this technology at all. As a result, we believe we are the undisputed technology and cost leader for memory chips.

We will continue reducing chip structures as a means of consolidating our market leadership position in the long term. At the beginning of the 2003 financial year, 70 % of our DRAM capacity had already made the transition to 140-nanometer chip structures. These are the smallest device geometries which are currently being used anywhere in the world for the volume production of memory chips. Combined with the savings resulting from the 300mm wafer technology, we are in a position of reducing DRAM production costs by 50 %.

In any case, this technological spiral continues to spin even faster. In cooperation with Nanya, we are developing technologies in Dresden to shrink chip structures to 90 nanometers or even smaller. To achieve these new productivity goals, we have set up an alliance to develop and produce photomasks together with AMD and DuPont at the same location. Our Advanced Photomask Technologies joint venture will supply us with high-end lithographic masks required to achieve the smallest chip structures. Infineon remains the trendsetter for promising future-oriented solutions. We are transforming our production location in Dresden into an international high-tech center for the semiconductor industry.

Optimal logistics accelerates cost-effective production

In the boom years of 1999 and 2000, increased demand on the part of our customers required us to expand our production capacity as quickly as possible. During the course of the ensuing market downturn, our Impact cost reduction and restructuring program as well as the current Impact² drive to boost efficiency provided the basis to optimize our production processes. Infineon achieved impressive results in the 2002 financial year. For example, the throughput time of silicon wafers in the manufacturing process, which can last up to two months, was reduced by an average of 20 % in comparison to 2001. We have also become significantly quicker in introducing new products to our production network, as well as developing and implementing totally new production processes.

We are resolutely minimizing the entire production and distribution cycle, from the planning of individual production sequences and the processing of contract orders to actual delivery of the semiconductors. In this way, we can now more speedily and flexibly serve our customers.

IFX Share Price Reflects Weak Market

- DJ STOXX Semiconductor index declines 46 %, IFX 56 %
- Trading volume more than doubles; 6.9 million shares traded daily
- 88 % of Infineon shares in free float
- Infineon IR ranked among top 3 of European technology stocks

The severe downturn in the semiconductor industry is particularly reflected in the performance of the stock market. In the last year, shares of chip manufacturers sustained considerable losses. Share prices developed much more unfavorably than both the stock market in general as well as in comparison to the technology sector. Whereas the European technology index Dow Jones (DJ) STOXX Technology dropped 42 % in value, and the European blue chip index DJ STOXX 50 fell by 29 %, the DJ STOXX Semiconductor index declined by 46 %, losing almost half of its value.

Development of IFX Share, DAX and DJ STOXX Semiconductor Indices



(IFX Share in Euro)
(indexed)
30
20
10
0
140 %
120 %
100 %
80 %
60 %
40 %
20 %
0 %
–20 %
–40 %
–60 %
–80 %
–100 %
Infineon
DJ STOXX Semiconducter
01-10-04
02-01-01
02-04-01
02-07-01
02-10-01

The IFX share was not the exception to the rule and suffered from the same fate, declining 56 % in value. Various scenarios were played out in the course of the year. The value of Infineon shares more than doubled in the first months of the 2002 financial year – namely in the period from October 1, 2001 to December 6, 2001 – thus performing much better than comparative indices. There were three main reasons for this. First, the equity market as a whole recovered. Second, despite the unfavorable business results posted by Infineon in the 2001 financial year, our performance still surpassed capital market expectations. Finally, demand in the memory products and wireless communications segments rebounded slightly.

Up until the beginning of March 2002, the IFX share price developed better than the DAX index itself. On March 4, it reached its all-time high for the year, closing at 29.30 Euro. This was due to a significant (though only temporary) rise in memory chip prices as well as an upturn in business in Infineon's Automotive and Industrial Electronics, Wireless Solutions and Security and Chip Card ICs segments.

Semiconductor shares sustain above-average losses

The overall business climate further deteriorated at the beginning of the second half of the 2002 financial year, starting in April 2002. Key economic indicators in Europe and the USA developed in an increasingly unfavorable manner. Furthermore, the technology sector did not recover, as had been generally hoped. As a result, semiconductor companies in particular were strongly impacted by the downward trend on the stock market. The IFX share sustained above-average losses in comparison to other chip companies. The main reason was the extensive drop in prices for memory chips, which led investors to increasingly unload their shares. By the end of the 2002 financial year, September 30, 2002, the IFX share had dropped to its lowest level ever, closing at 5.36 Euro.

Price Performance of the IFX Share

Financial Year (as of September 30)	2001	2002
Europe (Xetra – in Euro)		
Year high	58.25	29.30
Year low	11.52	5.36
Closing price (end of September)	13.50	5.61
Average daily trading volume (thereof in Xetra)	3,121,172 (91 %)	6,562,893 (95 %)
USA (NYSE – in US-Dollar)		
Year high	50.06	25.89
Year low	10.80	5.42
Closing price (end of September)	12.39	5.70
Average daily trading volume	229,424	378,856

Major drop in market capitalization

Infineon's market capitalization reached a level of 4 billion Euro at the end of the 2002 financial year, as of September 30, 2002. In comparison, it reached its 2002 high on March 4, 2002, when it peaked at 20.3 billion Euro. The closing market capitalization at the end of the 2002 financial year represents a decline of 57 % compared to the previous year, reflecting the drop in Infineon's share price of 56 %. Furthermore, the number of shares outstanding climbed by 4 %. In this case, the increase can almost be exclusively attributed to the acquisition of Ericsson's microelectronics business.

Share Capital, Number of Shares and Market Capitalization of Infineon Technologies AG

As of September 30	2001	2002	Change
Share capital	EUR 1,385 mn	EUR 1,442 mn	+4.1 %
Shares outstanding (weighted average)	693 mn (641 mn)	721 mn (695 mn)	+4.0 % (+8.4 %)
Market capitalization (current value/US-Dollar)	EUR 9.4 bn (USD 8.6 bn)	EUR 4.0 bn (USD 4.1 bn)	–57.5 % (–52.3 %)

Significant increase in free float to 88.03 % (or 60.29 %)

The percentage of Infineon shares in free float has significantly increased. In accordance with the definition provided by the British FTSE index, diversified holdings accounted for 88.03 % of all Infineon shares at the end of the 2002 financial year, up from 49.58 % the year before. There are three main reasons for this development. First, the number of shares outstanding rose by 28 million. Second, Siemens Group sold several million Infineon shares on the capital market and assigned 200 million shares to the trust company First Union Trust. Other index providers such as the Deutsche Börse and STOXX do not consider this stake when calculating the company's free floating shares. In these indices, IFX shares in free float are listed as amounting to 60.29 % of the total number of shares, an increase of only 10.71 %.

Infineon did not post a profit in the 2002 financial year. The loss per share amounted to 1.47 Euro, compared to a loss per share of 0.92 Euro in the previous year. For this reason, the Management Board and Supervisory Board will formally submit a proposal at the Shareholders' General Meeting that no dividends are to be distributed. As announced last year, Infineon intends to use its future earnings to further develop and strategically expand the company, and thus contribute to an increase in its long-term value.

Ongoing dialog with [illegible]

Maintaining an intensive dialog with private and institutional investors as well as financial analysts and journalists is important to Infineon, particularly during a period characterized by an ongoing market downturn in the semiconductor industry and instability on world stock exchanges. Our intensified Investor Relations (IR) activities are focusing on providing detailed information about the company's secure financial position, as well as its long-term technology and cost leadership. These factors provide the basis to take advantage of the next upswing in the semiconductor market. In addition to the daily discussions held by the IR managers with private investors, fund managers and capital market representatives, Infineon's Management Board personally meets many analysts and investors from Europe, the USA and Asia on an ongoing basis. Furthermore, Infineon's top management presents the company at numerous technological conferences. At numerous specialized fairs and exhibitions, we personally and comprehensively inform interested parties about the strategy, products and services of Infineon's various business units.

Shareholder Structure of Infineon Technologies AG
As of September 30, 2002


11.97 % Siemens Nederland N.V.
Free float* (88.03 %)*, of which:
27.74 % First Union Trust
12.08 % Siemens Pension Trust
48.21 % Shareholders (stake < 5 %)

* Free float according to FTSE definition; for example German Stock Exchange and STOXX calculate Infineon free float without including shares held by First Union Trust.

Expansion of information provided on the Internet

In this past financial year, we have extensively expanded and more clearly structured the scope of information offered online for the financial and business communities. The investor information homepage on the Internet (www.infineon.com/investor) contains even more relevant and up-to-date news, links to interesting press reports and all ad-hoc news and reports about Infineon. In addition, we provide details about so-called directors' dealings. These are stock market transactions implemented by members of the Management Board and members of the Supervisory Board or their close relatives which the law requires to be made public.

Furthermore, our website provides comprehensive information on the development of Infineon's market capitalization, the number of shares outstanding and in which indices the IFX shares are traded. An Excel file provides the latest details about all published quarterly data on Infineon. It is also possible to subscribe to "Infineon Online News" and the "Infineon Investor Newsletter." Both are newsletters containing information about the latest developments, and are usually distributed once every three months per e-mail or by mail. In the 2003 financial year, the design of the entire Infineon website will be given a face-lift. Comprehensive information about the issue of corporate governance is available on the Web immediately after it is approved by the Management Board and Supervisory Board.

Financial Year 2002 – in Euro Millions



300
200
100
0
83
96
103
105
October – December
January – March
April – June
July – September
82
90
120
129
Wireless Solutions
206
208
211
249
Automotive and Industrial Electronics
274
299
308
321
600
500
400
285
585
545
429
Infineon Group
1,400
1,200
1,000
800
1,034
1,385
1,404
1,384

The basis for the diagrams are uncertified consolidated quarterly figures in accordance with Infineon's corporate structure at the end of the 2002 financial year. Deviations in the totals due to differences arising from rounding off the figures are possible. The consolidated statements for Infineon Technologies AG takes account of the business groups, as well as other operating segments and corporate operations.

30

Moving Ahead on a Solid Financial Basis in the Face of an Economic Downswing

- Revenues fall to 5.21 billion Euro due to decline in demand and prices
- EBIT loss amounting to 1.14 billion Euro attributable to strong pricing pressure
- Research and development expenditures still 20 % of revenues
- Impact: cost positions clearly improved
- Strong cash position of 2 billion Euro, improvement of free cash flow

The ongoing worldwide economic downturn, the far-reaching decline in consumer demand and massive losses on financial markets were the dominant issues impacting the 2002 financial year. In this unfavorable business environment, our customers significantly reduced their demand for our products and services. The strong downward pressure on prices, which had a decisively negative influence on our business results, continued unabatedly in almost all of our market segments. This applied particulary to memory products as well as communications and chip card ICs. On the other hand, our Automotive and Industrial Electronics segment achieved its highest ever revenues.

The consolidated revenues of Infineon Technologies AG decreased by 8 % to 5.21 billion Euro in the 2002 financial year, compared to revenues of 5.67 billion Euro in the previous year. Annual EBIT (earnings before interests, minority interests and taxes) declined to a loss of 1.14 billion Euro, down 11 % compared to a loss of 1.02 billion Euro last year. Infineon's net loss amounted to 1.021 billion Euro, compared to a net loss of 591 million Euro in the 2001 financial year. This included a charge for a valuation allowance for deferred tax assets amounting to 275 million Euro.

We invested 1.06 billion Euro or 20 % of our total revenues in research and development during the 2002 financial year, in order to boost our innovative strength and consolidate our position as technological leader. This compares to R&D expenditures of 1.19 billion Euro in the prior financial year. Sales, general and administrative expenses amounted to 643 million Euro or 12 % of total revenues in the 2002 financial year, down from 786 million Euro in the previous year.

The decline in operational costs can be attributed to the successful implementation of the Impact cost reduction program, which has resulted in cash savings of 2.5 billion Euro since June 2001. It also led to a significant improvement of our financial basis. Our free cash flow – the amount of net cash provided by operating activities reduced by the net cash used in investing activities and excluding the effect of marketable securities – posted a significant improvement, rising to –360 million Euro in the 2002 financial year compared to a negative free cash flow of 1.99 billion Euro in the 2001 financial year. The net cash provided by operating activities improved to 237 million Euro, up from 211 million Euro last year. Our gross cash position – representing cash and cash equivalents, marketable securities and restricted cash – doubled to approximately 2 billion Euro as of September 2002, compared to a gross cash position of 936 million Euro 12 months earlier.

The Wave of the Future: Broadband and Metro Networks

- Further cutbacks in investments by telecom companies
- Revenues decrease to 386 million Euro due to slump in demand
- Downward pressure on prices, lower gross margin; EBIT loss amounts to 245 million Euro
- New products launched, increased market share in almost all segments
- Research and development budget focuses on broadband and metropolitan network solutions

Our Wireline Communications Business Group develops semiconductors and fiber optics components for the transmission of voice, data and video signals. We offer our customers products for conventional access as well as new, faster broadband access to local network providers (Carrier Access) as well as for Metropolitan Area Networks (MAN) and Wide Area Networks (WAN).

Major crisis in the telecom branch impacts our business results

The 2002 financial year was significantly influenced by the serious crisis which continued to affect the entire telecommunications sector. In 2001, total global capital expenditures for telecommunications equipment had already dropped 36 % year-on-year. The unfavorable business environment in which our customers operated was reflected by billions in losses, far-reaching restructuring programs and even in the collapse of large telecommunications companies. The economic downturn led to the cancellation of planned new platforms as well as to widespread cutbacks in investments, which also slowed down the deployment of broadband technologies.

For these reasons, total revenues of our wireline segment fell 50% to 386 million Euro in the 2002 financial year, compared to 766 million Euro in the previous year. At the same time, EBIT declined to a loss of 245 million Euro, following a loss of 93 million Euro the year before. Our business results were impacted by a 50% decline in customer demand for our carrier access and optimal networking components and a 30% drop in demand for our fiber optic modules.

Higher market share for carrier access [illegible] and fiber [illegible]

Nevertheless, we succeeded in improving our competitive position despite the economic downturn. We successfully launched new products in our market segments and partly even managed to boost our market share. We now have a 6.9 % share of the global chip market for wireline communications solutions, and are ranked third among all semiconductor suppliers in the carrier access segment, which encompasses voice processing, digital and analog modems, ISDN, cable and DSL solutions. We are even world market leader for future-oriented technologies such as 10BaseS/VDSL and conventional traditional access segments such as ISDN and T/E carrier.

Our extensive research and development pipeline poured forth a steady stream of innovative products, often achieving technological breakthroughs. The new products include speedier Internet access via DSL, Ethernet connections using existing telephone lines or high-speed network nodes with 10 Gigabit and 40 Gigabit data throughput.

"Product of the Year" made by Infineon

Our newly-developed "VDSL-A, VDSL-V and 10BaseS" chip set upgrades existing copper phone wires into a high-speed Ethernet data highway for homes and businesses. We were granted the prestigious "Product of the Year" award by the trade magazine Elektronik.

From Day One, we achieved a dominant market position in the Asia/Pacific region with the successful launch of our VDSL/10BaseS solutions. More than 70 major vendors use our solutions, including Huawei Technologies, ZyXEL, Sumitomo Electric, Allied Telesis K.K and Telson. Furthermore, we succeeded in positioning our new integrated ADSL transceiver chip set, which was selected by key accounts such as Europe's Alcatel Group. This chip set enables our customers to produce higher-density ADSL line cards, which allows Internet surfers to gain quicker and more cost-effective network access. We concluded a strategic partnership with US-based Cisco to jointly develop a 10-Gigabit product line to support next-generation metropolitan networks.

Despite the market crisis, telecom carriers continue to upgrade their infrastructures. However, they limit their capital expenditures and operational costs even more, by expanding the performance of existing copper telephone lines. We see the potential for extensive market growth in customers of telecommunications companies increasingly demanding broadband access and on easing current bottlenecks by expanding metropolitan optical networking.

R&D focused on new network solutions

In the past few years, we already committed the lion's share of our research and development expenditures to long-term, high-growth market segments. Considering the promising market potential on the horizon, we will continue to expand our comprehensive portfolio of technologies and systems solutions for broadband access and metropolitan networks.

Our Goal Is to Be Number Two in the Semiconductor Market for Wireless Communications Solutions in 2005

- Acquisition of Ericsson's semiconductor operations
- New solutions for base stations, WLAN networks and Bluetooth
- Revenues decline 9 % to 874 million Euro
- EBIT improves by 54 %, amounting to loss of 82 million Euro

Infineon ranks among the leading providers of solutions in the chip market for mobile communications. We are one of the very few manufacturers whose semiconductor products encompass almost the entire spectrum of wireless communications, from mobile telephony and Bluetooth to Wireless LAN. For example, we produce all the high-frequency and baseband chips required for mobile phones. However, Infineon has also suffered from the negative consequences of ongoing weak demand and the downward pressure on prices. Demand has been lower in almost all segments than what market analysts originally forecasted. The delay in constructing new UMTS networks and a drop in consumer expenditures, particularly in Europe, Infineon's most important market, have depressed the level of incoming contract orders as well as profit margins.

For these reasons, revenues decreased by 9 % to 874 million Euro. EBIT improved from a loss of 178 million Euro in the 2001 financial year to a loss of 82 million Euro in the 2002 financial year. These results include a one-time charge of 39 million Euro in connection with the acquisition of Ericsson Microelectronics. Excluding this, the Wireless Solutions Business Group achieved a positive EBIT in the third and fourth quarters of this financial year (April to September 2002). The improved business results reflect the extensive range of measures carried out within the framework of our Impact programs to reduce costs and optimize the efficiency of our processes and structures. In addition, we were successful in launching new products and solutions.

Bluetooth volume sales climb from 0.75 million units to 10 million

We have successfully marketed our systems platforms for GSM and GPRS cellular phones to our core target regions, especially Asia. More than one million of these chip sets, encompassing all required semiconductors and appropriate software, have been sold to date. Our business in Bluetooth chips has also developed favorably, with sales rising from 750,000 units last year to 10 million units during our 2002 financial year. We had an approximately one-third market share for Bluetooth products in the first half of the 2002 calendar year. Following intensive research and development efforts, we launched BlueMoon Universal, the next generation of one-chip Bluetooth solutions, an innovation which will further strengthen our position in the Bluetooth market. Our newly launched products helped to consolidate our position in third generation (3G) solutions for mobile telephony, which is expected to play a dominant role in wireless communications of the future.

Partnerships for cutting-edge technologies

Infineon acquired Ericsson Microelectronics, the company's core semiconductor operations, within the framework of a long-term strategic cooperation agreement with Ericsson which was signed in June of 2002. Ericsson Microelectronics ranks among the leading manufacturers of microchips used in mobile telephony base stations, Wireless LAN networks and Bluetooth applications. The agreement also encompasses joint developmental work for 2.5G and 3G solutions for mobile communications. At the same time, Ericsson has become an important customer for Infineon's products and solutions integrated into mobile phones and network infrastructure.

The new StarCore LLC joint venture established in the middle of 2002 links Agere, Motorola and Infineon, three leading providers in the logic IC market, and merges their capabilities in developing and marketing Digital Signal Processors (DSP). For example, these semiconductors enable the compressed transmission of digital music and video files via mobile telephony. We are working together with our partners to develop a standard for DSP and establish it on the marketplace. We are taking a fundamentally different approach from that of our competitors, in that StarCore will be a business model which can be applied by other companies as well. This means we will license new, jointly developed technologies to customers. In the same way as Agere, Motorola and Infineon, they will be able to integrate these technologies in manufacturing their own products.

Strategic cooperation complements solutions portfolio

Both partnerships complement our own product portfolio and deepen our technological know-how in future high-growth markets. For example, demand for DSP will increase significantly due to the expansion of GPRS as well as the launch of UMTS networks. We will soon benefit from the return on investment arising from the acquisition of Ericsson Microelectronics, which we financed in the form of shares. The acquired know-how will be the basis for consolidating our position as a reliable supplier to global electronics and telecommunications companies. These firms no longer simply purchase huge volumes of individual semiconductor components, but increasingly demand comprehensive communications solutions from their partners. We will continue to develop our solutions competences by expanding our cooperation with other Infineon business groups and customers. For example, we will work more closely with our Automotive and Industrial Electronics segment, in order to develop new telematics and infotainment systems. Furthermore, our Wireless Solutions segment will merge with our Security and Chip Card ICs operations to form the newly established Secure Mobile Solutions Business Group.

In the second half of the financial year, our wireless communications business was once again making a profit in the face of a difficult business environment. This achievement demonstrates that we have made considerable progress and are moving ahead in the right direction.

Further Expansion of Long-Standing Market Leadership for Trusted Security Solutions

- Number one supplier of chip card ICs for the fourth consecutive year
- Revenues decline 28 % to 421 million Euro due to weak SIM demand
- EBIT amounts to a loss of 52 million Euro, attributable to weak demand and strong pressure on prices
- Infineon's security technologies integrated in major global projects
- Sesames Award for Best Technological Innovation once again given to Infineon

As the worldwide market leader in the chip card ICs segment, we are experts when it comes to digital security. Our products not only contribute to making many aspects of modern life more secure, but also more comfortable. They are used in fields such as telecommunications, finance, health care and identification purposes, e-commerce, m-commerce and transportation. Infineon has been ranked as the number one provider worldwide of chip card ICs for the fourth consecutive year. We expanded our competitive edge, boosting our market share to 51 % when measured in terms of volume.

Generally speaking, the market for chip card ICs developed unfavorably during the last financial year. The extensive inventories of chips in the hands of our customers led to an enormous downward pressure on chip prices. For this reason, revenues in this segment dropped considerably in the 2002 financial year, falling to a level of 421 million Euro compared to 588 million Euro in revenues achieved during the 2001 financial year. EBIT amounted to a loss of 52 million Euro. In the mid-term, we anticipate a recovery in the market for security and chip card ICs, which is expected to result in an increase of revenues for the 2003 financial year. We believe no other company can match Infineon's competitive standing and ability to fulfill customer demand for hardware-based security solutions.

Our security solutions have gained worldwide popularity

In the 2002 financial year, we were able to significantly improve our market position in the USA and Asia, the world's two highest growth markets. We also won a series of major customer accounts. Our security controllers are the main component of chip cards which the US Defense Department is providing to all its employees. The government of Hong Kong has also selected the state-of-the-art technology supplied by Infineon to launch a new smart card ID. In Taiwan, 22 million people will be provided with a new national health care pass by the end of 2003. In this case, Infineon is serving as an important supplier of security controllers. Furthermore, our security technologies are integrated in all crucial reference projects being implemented throughout the world in connection with preparing the launch of the so-called chip card ID. These are identification documents distributed in the form of chip cards.

Internet and mobile communications have opened up a broad range of possibilities and perspectives. As a consequence, individuals can shape their own job and leisure activities in a more comfortable and flexible manner than ever before. However, this increases the threat of abusing personal data. The challenge is to close the security gaps in our virtual worlds, and develop trustworthy solutions. One example is our Trusted Platform Module (TPM), the world's first integrated security circuit for all typical computer platforms. It is manufactured in accordance with the guidelines developed by the Trusted Computing Platform Alliance, whose goal is to enable more secure communications and interaction on the Internet through new security modules. TPM establishes the fundamental pre-requisite for trusted and successful e-commerce and m-commerce transactions. Integrating this technology in a PC platform is only the first step towards expanding the range of applications in other fields, for example in mobile phones or PDAs. In particular, applications for wireless communications technologies such as Wireless LAN or UMTS will only be successful in the long term if they are developed on a trusted communications platform.

Trusted technologies for modern-day life

Thanks to our products, life outside of virtual reality is also becoming more secure and comfortable. We are currently developing the contactless chip card in cooperation with Sony. This enables information to be transmitted to a scanning device without physical contact. For example, it is conceivable that one day people will be provided with electronic tickets for public transportation or company IDs, allowing them to gain authorized access by simply walking by. The microcontroller developed for this chip card was once again honored with the Sesames Award, being named as Best Technological Innovation in 2002. This was bestowed upon Infineon in November 2002 on the occasion of the Cartes 2002 trade fair held in Paris.

Our joint venture company Ingentix has been extremely successful positioning itself in the market for memory products used in MultiMediaCards. We have considerably expanded the security standards for flash memory cards within the framework of a cooperation agreement concluded with Hitachi, Matsushita, ScanDisk and Toshiba. These multimedia cards store images, sounds and texts in cellular phones, digital cameras, PDAs or PCs.

Identification and payment are two further market segments with a particularly high growth potential for the future. Large-scale projects are being implemented for electronic identification, government-issued IDs for citizens and health care passes. In addition, security controllers will be integrated into credit cards of the future to significantly boost the security level of this form of payment. As the market leader, we are prepared to face the new challenges on the horizon. As the technology and innovation leader, we aim to continue being the main company impacting this market and fulfilling the needs of our customers.

Lucrative card market for identification and payment

Semiconductor Market for Cars and Industrial Products Remains the Most Stable in the Industry Sector

- Revenue increase of 48 million to a record level of 1.2 billion Euro
- Positive EBIT of 111 million Euro, down 22 % from the previous year
- Rise in market share to 8 % despite economic downturn
- Industrial products win German Innovation Award

Today semiconductors worth 200 Euro already in every new car

Semiconductors are an integral aspect of modern-day automobiles. A variety of chips are responsible for controlling a broad range of functions, from air conditioning, adjusting the position of seats and activating airbags to managing the car's engine and transmission systems. The market for such components is one of the most stable within the semiconductor industry. For one thing, automobile production is characterized by only small-scale fluctuations, even during an economic downswing. In addition, the number of electronic components built into motor vehicles continues to climb. Today, the value of semiconductors built into cars is 200 Euro on average, and is expected to climb continually. For this reason, the revenues of our Business Group Automotive and Industrial Electronics rose once again, although automobile production declined by approximately 4% in Germany, our most important market. According to one market study, we are ranked the undisputed number one in Europe in supplying semiconductors for automobiles, and second on a global basis.

Up to 30 % lower energy consumption

The Industrial Electronics segment is responsible for supplying electricity, both on a large and small scale. High-performance electronics equipment enables the reliable regulation of high-energy flows in transformer stations, high-speed trains, wind-driven power stations and industrial machinery. Semiconductor-based solutions are being used more than ever before, and the market for them continues to grow. Semiconductors also regulate the power supply for mother boards in personal computers and in mobile devices, for example in network components for laptops. As technological leader, we have been given prestigious prizes. The German Innovation Award was awarded to us during the 2002 financial year for our CoolMOS and IGBT semiconductor product lines. They are transistors which precisely regulate high-power flows. In the future, billions of them will integrated into automobiles, household appliances, mobile telephones, industrial engines and personal computers – enabling these devices to use up to 30 % less energy.

Revenues of the Automotive and Industrial Business Group climbed to a record level of 1.2 billion Euro in the 2002 financial year. Due to the enormous downward pressure on chip prices, EBIT fell to 111 million Euro. In addition to the successful measures implemented within the framework of the Impact program, we could reduce our costs in this Business Group through the transition to smaller chip geometries as well as the increased application of larger-sized wafers in production.

As originally planned, the manufacturing facility in Pretzfeld, Germany was closed down, whereas capacity was expanded at the plant in Cegled, Hungary.

In the 2002 financial year, we once again won numerous tenders or so-called "design wins" in this segment, attracting a number of new customers in the USA and in Japan. The growing range of our systems solutions as well as the technological and cost leadership were the decisive factors for our success.

Excellent starting position for power ICs, sensor technology and microcontroller segments

We could further strengthen our market position in the Automotive and Industrial Business Group. Our global market share for automotive applications increased from 7.3 % to approximately 8 %, although overall demand declined by 2.1 %. We also boosted our market share in industrial electronics despite slow growth in investments for capital equipment. In this way, we have achieved an outstanding basis in all three technological segments – power ICs, sensor technology and microcontrollers – from which to take advantage of upcoming economic recovery.

The power ICs segment was not only responsible for winning the German Innovation Award, but was also economically successful. For example, our world market share for electricity transformers used in mother boards climbed to 22 %. The so-called DC/DC electronic components are suited for the increasingly high amounts of energy required by computer processors, operating at an outstanding level of efficiency and with minimal heat dissipation.

We integrated the sensor technology segment into the Business Group and restructured it during the 2002 financial year. We are focusing our business activities on magnetic field, pressure and temperature detectors for automobile applications, ensuring access to an important growth market. For example, as of 2003, US legal regulations will require an ongoing monitoring of tire pressure. Electronic systems will warn the driver when pressure drops, thus significantly increasing road safety.

In the microcontroller segment, we succeeded in creating demand on the part of automobile manufacturers for our newly developed 32-bit TriCore microcontroller. TriCore enables the most advanced direct injection processes as well as innovative concepts for transmission and engine management. System costs are optimized by a ten-fold increase in computing power in comparison to the conventional 16-bit technology. The highly integrated components are extremely important for the functioning of the vehicle's information and entertainment programs. The crucial pre-requisite for a cost-effective infotainment system in an automobile is the combination of numerous interfaces located on a tiny space, from navigation devices, mobile phones and PDAs to CD/DVD and radio with Internet access.

Ensure Technological and Cost Leadership as a Basis to Drive Market Consolidation Forward

- Increased market share, ranked number three in DRAMs
- Revenues rise 16 % to 1.84 billion Euro despite price decline at year's end
- EBIT loss amounts to 616 million Euro, improvement of 315 million Euro
- Expansion of global DRAM production network with Winbond and Nanya

The global market position of our Memory Products Business Group was further strengthened during the 2002 financial year. We established ourselves as the technological and cost leader for memory chips and laid the groundwork to emerge as the winner of the consolidation process taking place in the DRAM market. We continually optimized our production processes, implemented important development projects and launched new products. At the same time, we resolutely pursued our three fundamental goals: boosting productivity, reducing costs and raising our profit margin. A study carried out by market research institute iSupply confirms our success. As of the end of June 2002, we had increased our global market share for memory chips to 13.7 %, and are now ranked as the world's third largest DRAM manufacturer.

Average per megabit prices declined by 30 %

The decisive factor contributing to our increased market share in the 2002 financial year was our success in boosting sales of memory chips. Measured in megabits, the volume of chips we sold climbed by more than 60 %, whereas the total memory chip market in megabits expanded by approximately 55 %. As a result, revenues of our Memory Products Business Group rose 16 % to 1.84 billion Euro. However, despite a further growth in demand during the course of the 2002 financial year, the average per megabit prices for memory chips fell once again, declining by 30 %. At certain times, the per-unit prices were up to two Euro below our total production costs. Despite an extremely difficult and cyclical business environment, the increase in revenues along with cost reductions attributable to our Impact program and lower inventory write-downs helped to improve EBIT by more than a third, reducing the loss before interests, minority interests and taxes to 616 million Euro.

We have set new industry-wide standards in the 2002 financial year with the successful ramp-up of the innovative 300mm production technology at our new facility in Dresden. Infineon is the first manufacturer in the world to launch the high-volume production of DRAMs on silicon wafers with a diameter of 300mm. At the same time, we managed to increase the productivity of our conventional 200mm factories, so that we were able to boost chip capacity by a total of 40 % in comparison to the previous year. Furthermore, our fabrication technologies were further improved. At the end of September 2002, more than 70 % of our production had made the transition from 0.17-micron to 0.14-micron chip structures. In addition, we have implemented 0.11-micron technology, and are developing the next generation of chip structures, namely 90-nanometer technology.

Raising 300mm production capacity and reducing chip geometries are the basis for further expanding our technological and cost leadership and ensuring long-term competitive advantages.

The products we initially launched during the past financial year targeted markets with higher margins. Following the launch of a new Double-Data-Rate (DDR) chip set by market leader Intel, our customers increasingly demanded DDR memory chips, which are more efficient and powerful than conventional DRAM products. By the end of 2002, more than 80% of our facilities will have been converted to the production of DDR chips. In addition to the 128-Megabit chip, our product line has been extended to encompass two new profitable DDR-DRAM products, namely 256-Megabit and 512-Megabit chips. These are manufactured in a cost-effective manner with our advanced 0.14-micron technology. Their high-density memory enables us to achieve favorable prices on the world market.

Market success of profitable Double-Data-Rate chips

In addition to Graphics-DRAMs, we have considerably expanded our product line of Speciality-DRAMs. PDA manufacturers quickly accepted our Mobile-DRAMs with 128-Megabit and 256-Megabit memory, due to their low electricity consumption. We have also jointly developed the 256-Megabit RLDRAM (Reduced Latency DRAM) together with US-based Cisco. This chip is particularly suitable for network and cache applications.

Newly concluded partnerships for production as well as research and development purposes have further strengthened our competitive standing in terms of market share and costs. The most important agreements include our combined licensing and purchasing cooperation with Winbond Electronics as well as our joint work with Advanced Micro Devices (AMD) and DuPont Photomasks to develop and produce lithographic photomasks. In addition, we will cooperate with Nanya in technological development and 300mm production. We will further expand our product range on the world market on the basis of additional strategic partnerships with Cypress and Micron Technology to develop a Cellular-RAM, as well as cooperating with EMS in the field of speciality memory chips.

Numerous new global cooperation agreements

With these and future partnerships, as well as by diversifying the spectrum of products we offer, also when it comes to non-volatile memory chips, we will further expand our position in high-growth and high-margin segments. As a comprehensive manufacturer of standard and speciality memory products, our aim is to increase our worldwide market share to over 20% by the year 2005. One of the main pre-conditions that need to be fulfilled in order to achieve this ambitious goal is ensuring our long-term technological and cost leadership by relying on successful strategic partnerships and by resolutely pursuing our production strategy.

[illegible] to increase our [illegible] market share to [illegible]% by 2005

Infineon Technologies AG and Subsidiaries

Consolidated Statements of Operations

for the years ended September 30, 2001 and 2002

	2001	2002
Net sales		
Third parties	4,623	4,276
Related parties	1,048	931
Total net sales	5,671	5,207
Cost of goods sold	4,904	4,606
Gross profit	767	601
Research and development expenses	1,189	1,060
Selling, general and administrative expenses	786	643
Restructuring charges	117	16
Other operating income, net	(200)	(46)
Operating income (loss)	(1,125)	(1,072)
Interest income (expense), net, inclusive of subsidies	(1)	(25)
Equity in earnings (losses) of associated companies	25	(47)
Gain on associated company share issuance	11	18
Other income (expense), net	65	(41)
Minority interests	6	7
Income (loss) before income taxes	(1,019)	(1,160)
Income tax (expense) benefit	428	139
Net income (loss)	(591)	(1,021)
Earnings (loss) per share – basic and diluted	(0.92)	(1.47)

In euro millions, except per share data.

42

Infineon Technologies AG and Subsidiaries

Consolidated Balance Sheets

September 30, 2001 and 2002

	2001	2002
ASSETS		
Current assets:		
Cash and cash equivalents	757	1,199
Marketable securities	93	738
Trade accounts receivable, net	626	758
Inventories	882	891
Deferred income taxes	39	82
Other current assets	479	523
Total current assets	2,876	4,191
Property, plant and equipment, net	5,233	4,491
Long-term investments, net	655	708
Restricted cash	86	70
Deferred income taxes	412	787
Other assets	481	671
Total assets	9,743	10,918
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Short-term debt and current maturities	119	120
Trade accounts payable	1,191	1,197
Accrued liabilities	426	508
Deferred income taxes	19	21
Other current liabilities	448	537
Total current liabilities	2,203	2,383
Long-term debt	249	1,710
Deferred income taxes	53	58
Other liabilities	338	609
Total liabilities	2,843	4,760
Shareholders' equity:		
Ordinary share capital	1,385	1,442
Additional paid-in capital	5,247	5,569
Retained earnings (deficit)	195	(826)
Accumulated other comprehensive income (loss)	73	(27)
Total shareholders' equity	6,900	6,158
Total liabilities and shareholders' equity	9,743	10,918

Infineon Technologies AG and Subsidiaries

Consolidated Statements of Shareholders' Equity

for the years ended September 30, 2001 and 2002

	Issued Ordinary shares	
	Shares	Amount
Balance as of September 30, 2000	625,501,507	1,251
Net loss	–	–
Other comprehensive loss	–	–
Total comprehensive loss		
Issuance of ordinary shares		
Proceeds from public offering, net of offering expenses	60,000,000	120
Acquisition of Ardent	706,714	1
Acquisition of Catamaran	5,730,866	12
Investment in associated company	443,488	1
Ordinary shares held by associated company	–	–
Deferred compensation, net	–	–
Dividend payment	–	–
Sale of joint venture interest to Siemens Group	–	–
Equity transactions with Siemens Group	–	–
Balance as of September 30, 2001	692,382,575	1,385
Net loss	–	–
Other comprehensive loss	–	–
Total comprehensive loss		
Issuance of ordinary shares		
Employee Stock Purchase Plan	355,460	1
Acquisition of Catamaran	546,183	1
Acquisition of MIC	27,500,000	55
Ordinary shares held by associated company	–	–
Deferred compensation, net	–	–
Equity transaction with Siemens Group	–	–
Balance as of September 30, 2002	720,784,218	1,442

In euro millions, except per share data.

Additional paid-in capital	Retained earnings (deficit)	Foreign currency translation adjustment	Additional minimum pension liability	Unrealized gains (loss) on securities	Total
3,251	1,192	106	–	6	5,806
–	(591)	–	–	–	(591)
–	–	(19)	(12)	(8)	(39)
					(630)
1,355	–	–	–	–	1,475
38	–	–	–	–	39
240	–	–	–	–	252
20	–	–	–	–	21
(4)	–	–	–	–	(4)
(19)	–	–	–	–	(19)
–	(406)	–	–	–	(406)
392	–	–	–	–	392
(26)	–	–	–	–	(26)
5,247	195	87	(12)	(2)	6,900
–	(1,021)	–	–	–	(1,021)
–	–	(92)	(8)	–	(100)
					(1,121)
7	–	–	–	–	8
8	–	–	–	–	9
270	–	–	–	–	325
4	–	–	–	–	4
23	–	–	–	–	23
10	–	–	–	–	10
5,569	(826)	(5)	(20)	(2)	6,158

Infineon Technologies AG and Subsidiaries

Consolidated Statements of Cash Flows

for the years ended September 30, 2001 and 2002

	2001	2002
Net income (loss)	(591)	1,021
Adjustments to reconcile net income (loss) to cash provides by operating activities		
Depreciation and amortization	1,122	1,371
Acquired in-process research and development	69	37
Deferred compensation	25	23
Provision for (recovery of) doubtful accounts	19	(5)
Write-down of inventory	358	–
Loss (gain) on sale of marketable securities	(1)	1
Gain on sale of business	(235)	(39)
Loss (gain) on disposal of property, plant, and equipment	–	2
Equity in (earnings) losses of associated companies	(25)	47
Gain on associated company share issuance	(11)	(18)
Minority interests	(6)	(7)
Impairment charges	51	51
Deferred income	(26)	(87)
Deferred income taxes	(494)	(278)
Changes in operating assets and liabilities:		
Trade accounts receivable	673	(127)
Inventories	(394)	(27)
Other current assets	(76)	39
Trade accounts payable	50	45
Accrued liabilities	(322)	86
Other current liabilities	36	(37)
Other assets and liabilities	(11)	181
Net cash provided by operating activities	211	237

In euro millions.

	2001	2002
Cash flows from investing activities:		
Purchases of marketable securities available for sale	(82)	(709)
Proceeds from sales of marketable securities available for sale	474	62
Proceeds from sales of businesses	346	96
Cash acquired in business combination	–	50
Investment in associated and related companies	(214)	(88)
Purchases of intangible assets	(82)	(39)
Purchases of property, plant and equipment	(2,282)	(643)
Proceeds from sales of property, plant and equipment	27	27
Net cash used in investing activities	(1,813)	(1,244)
Cash flows from financing activities:		
Net change in short-term debt	(14)	4
Net change in related party financial receivables and payables	70	(40)
Proceeds from issuance of long-term debt	128	1,482
Principal repayments of long-term debt	(21)	(21)
Proceeds from issuance of redeemable interest	–	–
Change in restricted cash	45	15
Proceeds from issuance of shares to minority interest	20	–
Proceeds from issuance of ordinary shares	1,475	8
Dividend payments	(406)	–
Sale of joint venture interest to Siemens Group	564	–
Capital contributions (distributions)	(15)	–
Net cash provided by financing activities	1,846	1,448
Effect of foreign exchange rate changes on cash and cash equivalents	2	1
Net increase in cash and cash equivalents	246	442
Cash and cash equivalents at beginning of period	511	757
Cash and cash equivalents at end of period	757	1,199

Imprint Short Report 2002

Published by
Infineon Technologies AG, Munich

Designed by
OgilvyOne worldwide GmbH & Co. KG,
Frankfurt am Main

Typesetting by
OgilvyOne worldwide GmbH & Co. KG
and Newway Agentur GmbH,
Frankfurt am Main

Photography
Günther Bauer, Ralf Braum,
Getty Images, ZEFA

Lithography
ProFab GmbH, Frankfurt am Main

Printed by
Kunst- und Werbedruck GmbH & Co. KG,
Bad Oeynhausen

The following are **registered names, trade names and/or trademarks** of Infineon Technologies AG: Infineon and the Infineon Technologies logo, 10BaseS, Bidi, BlueMoon, CoolMOS, CoolSET, Infineon FingerTIP, OptiMOS, PAROLI, SMARTi, S-GOLD, TriCore.

The **BLUETOOTH** trademarks are used by Infineon under license.
All other trademarks used in this annual report are trademarks or trade names, of which the use thereof by third parties may violate the rights of the respective owners.

» Forward-Looking Statements
This short report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements.

These statements are based on current plans, estimates and projections, and you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement.

48

Financial Calendar 2003*

Monday, January 20
Publication of first quarter 2003 results

Tuesday, January 21, 10 a.m. CET
2003 Shareholders' Annual General Meeting in Munich, Olympiahalle (Olympic Hall)

Tuesday, April 22
Publication of second quarter 2003 results

Tuesday, July 22
Publication of third quarter 2003 results

Wednesday, November 19
Publication of preliminary fourth quarter 2003 results and preliminary figures for the 2003 financial year

* Preliminary dates

Annual Report 2002

If you would like to order copies of the Annual Report 2002 (for the financial year ended on September 30, 2002) either in English or in German, or if you would like to view the annual reports and the latest investor information online, please visit us on the Internet at: **www.infineon.com/investor**
Shareholders and other interested investors may also obtain free copies by calling or writing to Investor Relations – contact information see below.

Infineon Technologies AG

Headquarters
St.-Martin-Str. 53,
81669 Munich, Germany

Contact for Investors and Analysts
E-mail:
Investor.Relations@infineon.com
Phone/Fax:
+49 (0)89 234-26655/-26155

Media Contact
E-mail:
Media.Relations@infineon.com
Phone/Fax:
+49 (0)89 234-28480/-28482

49

We have redefined our corporate strategy and outlined our long-term goals which will ensure our success in the Agenda 5-to-1:

- **Within the next 5 years we aim**

- **to become a top 4 semiconductor player, by doubling our global market share for semiconductors to approximately 6 %,**

- **by achieving a minimum top 3 position in each of our market segments,**

- **with a top 2 position in terms of the financial performance in all businesses against competition**

- **and emerging as the No. 1 semiconductor company pioneering the solutions space.**

Short Report 2002
Published by Infineon Technologies AG.
Printed in Germany.
Ordering number [illegible] (english)

Never stop thinking.